Form 20-F
period 2000-12-31
TRADER COM NV
filed 2001-06-29
CIK 1109678

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 0 - 30676

TRADER.COM N.V.
(Exact name of the Registrant as specified in its charter)

TRADER.COM N.V.
(Translation of Registrant's name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Overschiestraat 61
1062 XD Amsterdam The Netherlands
(Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, nominal value euro 0.16 per share	NASDAQ Stock Market National Market and the Premier Marché of ParisBourse SBF SA

Securities registered or to be registered pursuant to Section 12(g) of the Act.

/x/ None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

/x/ None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

39,625,217 Class A Common Shares, nominal value euro 0.16 per share
51,600,000 Class B Common Shares, nominal value euro 1.92 per share

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/	No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /	Item 18 /x/

In this document, the "Company", "we", "us" and "our" refers to Trader.com N.V.

FORWARD-LOOKING STATEMENTS

    Some of the statements in this document are forward-looking within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers with respect to various matters. When used in this filing, the words "expects," "believes," "anticipates," "plans," "may," "will," "should" and similar expressions, and the negatives thereof, are intended to identify forward looking statements. Such statements are not promises or guarantees, and are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the information disclosed contained in the sections entitled "Item 4: Information on the Company's Business Operations "and "Item 5: Operating and Financial Review and Prospects", including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain additional financing for acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand and the limited history of our online activities, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions. These are factors, that could cause our actual results to differ materially from those expressed or implied by those forward looking statements, include, but are not limited to, those addressed under the "Risk Factors" section of Item 3. and elsewhere in this filing.

    These forward-looking statements speak only as of the date of this filing. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward looking statement is based.

PART I

Item 1  Identity of Directors, Senior Management and Advisors

    Not applicable

Item 2  Offer Statistics and Expected Timetable

    Not applicable

Item 3  Key Company Information

A.  Selected Financial Data

PRESENTATION OF FINANCIAL INFORMATION

    We publish our Combined and Consolidated Financial Statements in euros, although the functional currency for our operations varies depending upon location. Unless otherwise indicated, all references in this annual report to:

  •
  "U.S. dollars", "dollars," "USD" or "$" are to the lawful currency of the United States;

  •
  "E" or "euros" are to the single currency used by members of the European Monetary Union in accordance with the Maastricht Treaty of February 1, 1992 (as amended from time to time);

  •
  "A$" or "AUD" are to the lawful currency of Australia,

  •
  CAD are to the lawful currency of Canada,

  •
  FRF are to the lawful currency of France,

  •
  HUF are to the lawful currency of Hungary,

  •
  ITL are to the lawful currency of Italy,

  •
  NLG are to the lawful currency of The Netherlands,

  •
  ESP are to the lawful currency of Spain,

  •
  RUR are to the lawful currency of the Russian Federation.

    The accompanying financial statements of the Group prior to January 1, 1999 have been restated from the U.S. dollar to the euro, which is the Group's reporting currency, as of January 1, 1999. The financial statements have been recast in accordance with EITF D-71 "Accounting Issues Relating to the Introduction of European Economic and Monetary Union (EMU)". Prior year balances have been recast using the exchange rate between the euro and the U.S. dollar of E 1.00 to $1.1669 as of January 1, 1999. Comparative financial statements depict the same trends as would have been presented if the Group had continued to present the financial statements in U.S. dollars. However, the financial statements for the periods prior to January 1, 1999 will not be comparable to the financial statements of the other companies that report in euros and that restated amounts from a currency different from the U.S. dollar. As a result of the Group's reporting currency restatement from the U.S. dollar to euro as of January 1, 1999, the high, low and average exchange rates are presented only for 1999 and subsequent interim periods. The closing rate on May 31, 2001 was E 1.00 = $.8815.

	Euro / U.S. Dollar Exchange Rate
	High	Low	Average
Year ended December 31, 1999	—	—	1.0600
Year ended December 31, 2000	—	—	.9203
December 2000	.9428	.8564	—
January 2001	.9595	.9109	—
February 2001	.9445	.9013	—
March 2001	.9380	.8748	—
April 2001	.9091	.8698	—
May 2001	.9007	.8498	—
June 2001 (June 1—June 15)	.8634	.8411	—

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

    You should read the following selected historical financial data in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Combined and Consolidated Financial Statements, including notes thereto, found elsewhere in this document.

	Predecessor Group						Trader.com N.V.
	Year Ended December 31, 1996		Year Ended December 31, 1997		348 Day- Period Ended December 14, 1998		17 Day- Period Ended December 31, 1998		Year Ended December 31, 1999		Year Ended December 31, 2000
	(in euros thousands, except share, per share and statistical data)						(in euros thousands, except share, per share and statistical data)
Statement of Operations Data:
Revenues	E	108,412	E	180,167	E	228,011	E	7,949	E	283,310	E	372,894
Operating costs and expenses
Cost of revenues		53,910		86,066		111,388		4,055		140,457		213,346
Selling, general and administrative		30,598		53,516		56,547		4,491		84,333		169,520
Depreciation and amortization		10,153		16,470		18,269		1,453		35,579		61,649
Non-cash compensation expense		—		—		3,849		70		40,079		52,078
Write down of impaired assets		—		3,664		1,993		—		549		14,735

Operating profit (loss)		13,751		20,451		35,965		(2,120)		(17,687)		(138,434)
Other (income) and expenses
Interest and financing fees		14,335		15,851		17,031		1,825		41,327		23,051
Foreign exchange loss (gain)		(1,281)		4,039		3,302		(716)		(579)		2,103
Income taxes:
Current		1,636		12,728		11,696		356		16,355		7,941
Deferred		1,037		(2,759)		6,510		(87)		(6,912)		(1,451)

Loss before minority interest and extraordinary item		(1,976)		(9,408)		(2,574)		(3,498)		(67,878)		(170,078)
Loss before extraordinary item		(2,439)		(16,906)		(5,863)		(3,680)		(72,095)		(172,133)
Net Loss	E	(2,439)	E	(28,265)	E	(5,863)		(3,680)		(72,095)		(172,133)
Basic and diluted net loss per common share(1).		NA		NA		NA	E	(0.07)	E	(4.79)	E	(4.00)
Common shares(1)		NA		NA		NA		51,600,000		51,858,891		91,225,217
Balance Sheet Data (at end of period):
Cash and cash equivalents	E	8,752	E	10,567	E	27,357	E	14,118	E	23,412	E	19,231
Total assets		221,260		218,033		322,672		578,221		678,878		824,602
Long-term debt (including current portion)		170,760		175,486		257,624		427,737		490,906 (2)		168,501	(3)
Total shareholders' equity (deficit)		3,074		(27,795)		3,011		23,064		(3,331)		465,025
Other Financial Data:
Cash provided by (used in):
Operating activities	E	16,879	E	24,841	E	34,810	E	6,220	E	24,643	E	(42,983)
Investing activities		(53,709)		(34,430)		(75,550)		(43,931)		(51,718)		(169,552)
Financing activities		38,062		12,206		57,593		52,400		35,643		210,023
EBITDA(5)		23,904		40,585		60,076		(597)		58,520		(9,972	)(4)
Capital expenditures		3,071		3,201		7,341		—		9,958		56,762
Dividends paid(6)		—		—		—		—		—		—
Selected Statistical Data (at end of period):
Number of publications		164		173		212		212		235		282
Number of web sites		6		21		28		28		41		52
Number of countries		12		12		14		14		17		20

(1)
Earnings per share data and common shares have not been presented for periods prior to the 17-day period ended December 31, 1998 as the data is not on a comparable basis of accounting as a result of our purchase of the predecessor companies from Cendant Corporation on December 15, 1998.

(2)
Long-term debt includes E 9,570 of Redeemable Preferred Shares and E 142,943 of Senior Subordinated Mezzanine notes which converted into an aggregate 5,470,306 Class A Common Shares subsequent to the Initial Public Offering.

(3)
Long-term debt includes E 6,065 of capital lease obligations classified as other long-term liabilities.

(4)
EBITDA was E 768 before E 10,740 of restructuring charges.

(5)
We define EBITDA as operating profit (loss) and adding back depreciation, amortization, write down of impaired assets and non-cash compensation expense. EBITDA is not a measure of performance defined by U.S. GAAP. EBITDA is presented because management believes that it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA (a) is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, or as a measure of liquidity, (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses and (c) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Because EBITDA is not calculated identically by all companies, our presentation may not be comparable to similarly titled measures presented by other companies.

(6)
No cash dividends have been paid on common shares for the past five years.

    The selected historical combined statement of operations and other financial balance sheet data as of and for the years ended December 31, 1996 and December 31, 1997, as of December 14, 1998 and for the period from January 1, 1998 through December 14, 1998 are derived from the audited combined financial statements of the Hebdo Mag companies acquired on December 15, 1998. The combined and consolidated statement of operations and other financial balance sheet data as of December 31, 1998 and for the period from December 15, 1998 through December 31, 1998, and as of and for the years ended December 31, 1999 and December 31, 2000 are derived from audited combined and consolidated financial statements. These combined and consolidated financial statements have been prepared in accordance with U.S. GAAP. The combined and consolidated results of operations for the period after December 14, 1998 and the year ended December 31, 1999 and December 31, 2000, are presented on a different cost basis than that for the periods before December 14, 1998 and, therefore, are not comparable. The information appearing under Selected Statistical Data is unaudited. Balances prior to January 1, 1999 were restated from the U.S. dollar (the prior reporting currency) into euros using the exchange rate as of January 1, 1999 of E 1.00 to $1.1669.

B.  Capitalization and indebtedness

    Not applicable

C.  Reasons for the offer and use of proceeds

    Not applicable

D.  Risk Factors

We have a history of losses and anticipate that we will continue to report net losses, which may decrease the market value of our Class A Common Shares

    We reported net losses of approximately E 72.1 million and E 172.1 million for the years ended December 31, 1999 and December 31, 2000. We expect to continue to report net losses in the near future primarily due to continued investment in our online activities. We anticipate that costs related to our online activities will continue to exceed our revenues from our online activities for at least 2001.

The terms of our indebtedness require us to achieve specified financial ratios and may restrict our operating and growth strategies

    Our credit agreement contains financial covenants which require us to achieve a number of operating and financial ratios, including some covenants which will require us to improve operating and financial ratios in the future. Our credit agreement contains specific covenants that include ratios of EBITDA (as defined in the credit agreement) to total net cash interest payable, cash flow to total cash pay debt service, senior debt to EBITDA and total cash pay debt to EBITDA, as well as permitted capital expenditure and internet spending limits. Terms and definitions of these ratios are outlined in the credit agreement and covenants are tested over predetermined periods. The breach of any of these covenants could result in a default under our credit agreement. In addition, the lenders could elect to declare all amounts borrowed under the credit agreement, together with accrued interest, immediately due and payable. Our credit agreement also contains a number of covenants that, among other things, restrict our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or have our subsidiaries pay dividends or otherwise transfer funds to us;

  •
  redeem or issue capital stock;

  •
  prepay some types of indebtedness;

  •
  dispose of some types of assets, including stock of our subsidiaries;

  •
  create liens or make capital expenditures; and

  •
  make some types of investments or acquisitions.

    Please refer to the "Liquidity and the Capital Resources" section of Item 5 "Operating and Financial Review and Prospects" for additional information on our credit agreement. Our ability to comply with either the financial covenants or the restrictive covenants may be affected by events beyond our control. Our credit agreement is secured by, among other things, the capital stock of many of our subsidiaries. If we are unable to pay amounts due under the credit agreement, the banks can foreclose against their collateral. If the banks foreclose on their collateral, it is unlikely that we would have any other material assets, or would receive sufficient proceeds from this foreclosure after repayment of all amounts due under the credit agreement that would be available for the benefit of our other security holders, including the holders of our Common Shares.

Our leverage could prevent us from obtaining additional financing in the future, which could limit our growth and harm our business

    We and our subsidiaries incurred significant indebtedness in connection with our acquisition of the Hebdo Mag companies. While our indebtedness was reduced by E 365 million following our IPO, our current level of indebtedness could have a material adverse effect on our operations as it may impair our ability to obtain additional financing in the future for acquisitions, capital expenditures, investments, working capital or general corporate purposes. As of December 31, 2000, we had approximately E 165 million of outstanding consolidated long-term debt, representing approximately 26% of our total capitalization. Subject to the restrictions in our debt agreements, we also may borrow more money from time to time, including reborrowing under facilities paid down with the proceeds from our initial public offering.

We may not raise sufficient additional funds for future growth, hindering the execution of our business plan and adversely affecting our business and prospects

    We need significant additional funds in order to finance future acquisitions and develop new products and services. We may need to raise funds through additional debt or equity financings, which may not be available on terms acceptable to us. If adequate funds are not available, we may be required to curtail our acquisitions or the development of new products and services which may have a material adverse effect on our business and prospects.

A small group of controlling shareholders is able to control our management, affairs and policies and all matters requiring shareholder approval, including decisions concerning potential changes of control

    As of December 31, 2000, Ms. Blouin and Mr. MacBain indirectly own 34.5% of our Class A Common Shares (including vested options) and 70.9% of our outstanding Class B Common Shares, representing in the aggregate 68.6% of our voting rights. As of December 31, 2000, CGIP owns, indirectly, 30.5% of our Class A Common Shares and 29.1% of our outstanding Class B Common Shares representing in the aggregate approximately 29.3% of our voting rights. Each Class B Common Share has twelve votes, compared to one vote for each Class A Common Share. Because of this dual-class structure, Ms. Blouin, Mr. MacBain and CGIP will continue to be able to control all matters submitted to our shareholders even if they collectively come to own significantly less than 50% of our equity, including:

  •
  the outcome of all matters requiring shareholder approval, including the election and removal of the majority of our entire supervisory board and management board,

  •
  any merger, consolidation or sale of all or substantially all of our assets, and

  •
  our management, affairs and policies.

    Ms. Blouin, Mr. MacBain and CGIP have entered into a shareholders agreement. In this agreement, they have agreed to vote their Class B Common Shares together on matters coming before the general meeting of shareholders. This will have the effect of preserving the control that these shareholders have over our Company.

    Ms. Blouin and Mr. MacBain are married but legally separated and have filed for divorce. On October 27, 2000, Ms. Blouin resigned as the Company's Co-Chief Executive Officer. Each of Ms. Blouin and Mr. MacBain have publicly announced that they have no present intention to sell their shares, but we cannot assure you that they will continue to hold these shares, nor can we predict what the impact may be on the shareholders agreement or the control of the Company should one or both of them decide to sell their shares.

    The holders of the Class B Common Shares are able to convey control of the Company without the consent or participation of a majority of the holders of the Class A Common Shares. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise benefit our business. The holders of Class B Common Shares would in any case control the timing, terms and conditions of any change of control transaction.

The future impairment of our intangible assets may have a material adverse effect on our results of operations and financial condition

    As of December 31, 2000, 75% of our total assets are goodwill and intangible assets. Intangible assets are reviewed for impairment whenever events or circumstances indicate that the value allocated to them may not be recoverable. If the intangible assets on our balance sheet are determined to be impaired, our results of operations and financial condition may be materially adversely affected.

The classified advertising publishing industry is highly competitive and if we are not able to compete successfully, our results of operations and financial condition will suffer

    The classified advertising publishing industry is highly competitive. In our local markets, we compete for both advertising revenues and readership with

  •
  daily and weekly local newspapers,

  •
  direct mail marketing companies,

  •
  free circulation papers and

  •
  other classified publications targeted to the same geographic area.

    We also compete with online classified advertising businesses, such as America Online, Yahoo!, Excite and Autotrader.com and auction sites, such as Ebay. In addition, a number of newspaper publishers in the United States have developed affiliations with companies, such as Classified Ventures that aggregate classified advertising information from regional and product-specific web sites. These newspaper publishers and our other print and online competitors could take market share from us in any of our local markets, which would have a material adverse effect on our results of operations and financial condition.

We may be unable to successfully complete acquisitions which would limit our growth and harm our business

    Our growth historically has been fueled in part by strategic acquisitions, and we intend to continue to grow our business in this way. Our acquisition strategy entails the following risks:

  •
  acquisition opportunities may not be available in the future;

  •
  we may experience increasing competition for potential acquisitions;

  •
  we may not have access to sufficient capital to finance potential acquisitions;

  •
  we may incorrectly assess the value of any acquisition candidate; and

  •
  we may not realize the anticipated benefits from the acquisitions we complete.

    In particular, we have limited experience in identifying, competing for, valuing and integrating online properties, the acquisition of which may be more difficult to complete successfully than acquisitions of print properties. If we are unable to identify and make acquisitions in accordance with our business plan or if we encounter difficulties in integrating the operations of acquired businesses with our operations, our growth will slow or stop and our results of operations and financial condition will be adversely affected.

Political, economic and regulation developments in the countries in which we operate may adversely affect our cash flows

    We operate in 20 countries and intend to develop or acquire operations in additional countries. International operations and expansion involve numerous risks, such as

  •
  difficulties in staffing and management,

  •
  political and economic instability,

  •
  the impact of recessions,

  •
  reduced or uncertain protection for intellectual property rights in some countries,

  •
  differing regulatory requirements,

  •
  state-imposed restrictions on the repatriation of funds and

  •
  potentially adverse tax consequences.

    The corporate structure put in place in connection with the acquisition of the Hebdo Mag companies and previous acquisitions in various countries were based on tax and other relevant laws of foreign jurisdictions. Any changes in the tax or other relevant laws in the countries in which we conduct business or own assets, including changes in interpretations and applications of existing tax laws and practices, could adversely affect the cash flows we are able to obtain from those countries.

Currency risks may negatively impact our reported financial results

    Our reported results of operations are subject to currency translation risk because we conduct our operations through subsidiaries in many countries. The financial condition and results of operations of each of our subsidiaries are reported in the relevant local currency and then translated into euros at the applicable currency exchange rate for inclusion in our financial statements. We now report our financial results in euros, and, therefore, the appreciation of the euro against some of our operating currencies, such as the Australian dollar, the Canadian dollar, the Hungarian forint, the Russian ruble and the U.S. dollar, will have a negative impact on our reported financial results. In the year ended December 31, 2000, we generated approximately 68% of our revenues in countries that are outside of the euro zone.

    In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk by matching cash flows and debt in the same currency, borrowing directly in foreign currency and entering into foreign exchange contracts for hedging purposes. However, we may not be able to hedge this risk completely or at an acceptable cost.

We depend heavily on our senior management team and key personnel and our failure to retain these individuals would have a material adverse effect on our business

    We depend on the continued services of our senior management team in order to implement our business strategy. We have entered into an employment agreement with Mr. MacBain. In addition, our executive officers and key employees at both the corporate and regional operating levels have employment agreements with our subsidiaries. Despite these employment agreements, any personnel could leave us at any time or otherwise become incapable of performing their duties. The loss of or any diminution in Mr. MacBain's services or those of any of the other members of our senior management could have a material adverse effect on our business and financial condition. We do not maintain key-man life insurance policies on Mr. MacBain or any of our other employees.

Legal claims in connection with advertising content that we distribute may require us to incur significant costs, which could have a material adverse effect on our results of operations and financial condition

    The content we make available to customers through our print and online properties could result in claims against us based on a variety of theories, including defamation, negligence, copyright or trademark infringement or obscenity. We may incur significant costs defending these claims. We may not be able to prevent the unlawful exchange of goods or services through our print or online properties, and we may suffer civil or criminal liability for unlawful activities carried out by our customers through either our online or print properties. We may have to spend substantial resources to reduce our exposure to liability for unlawful activities of our users. Any costs, including litigation costs, incurred as a result of this type of liability or asserted liability could have a material adverse effect on our results of operations and financial condition.

We may fail to adequately maintain the strength of our existing brands and intellectual property, reducing demand for our services and harming business, results of operations and financial condition

    We may be unable to maintain the strength of our existing brands either in our print or online markets. For example, increased competition for online classified advertising in any of our markets could undermine the strength of associated print publications in those local markets. In addition, we are susceptible to others infringing upon our intellectual property rights with respect to our local brands and may not be able to successfully protect our intellectual property rights in one or more of our local markets. Any of these or other events, to the extent they impair our ability to maintain the strength of existing brands, could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations and financial condition would be adversely affected by any material decline in the demand for advertising

    In 1999 and 2000, 40% and 41%, respectively, of our print revenues were derived from commercial display advertising sales. Many factors can contribute to a decline in the demand for advertising, including economic downturns and any decrease in the advertising budgets of businesses which purchase commercial display advertisements in our publications. In addition, we believe the demand for commercial display advertising and for real estate and employment classified advertising and circulation are sensitive to economic downturns. Any material decline in the overall demand for advertising or the demand for advertising in our publications would have a material adverse effect on our results of operations and financial condition.

Russian political, economic or financial problems may adversely affect our results of operations and financial condition and may cause fluctuations in the value of our Russian business

    We generated approximately 11.4% and 13.8% of our revenues, and E 17.3 million and E 21.8 million of our total operating (loss) before certain expenses, for the years ended December 31, 1999 and 2000 from our operations in Russia and the newly independent countries (as set forth in footnote 23 of our Combined and Consolidated Financial Statements). Our Russian operations face significant economic, regulatory, political, legal and tax risks which may have a material adverse effect on our Russian operations and, therefore, on our results of operations and financial condition as a whole.

    Political instability, including corruption and organized crime, could disrupt the direction and pace of economic reform, discouraging local investment and consumer spending and reducing demand for our print and online advertising content. In addition, Russia lacks a fully developed legal system. Existing laws, including tax laws, are inconsistently applied, and it is difficult to predict their effect on our business and operations. The value of our Russian business has fluctuated over time as a result of fluctuations in the economic and political conditions then existing in Russia at the particular time. For example, in December 1998, an indirect interest of 51% in the Russian business we now own cost Mr. MacBain and Ms. Blouin $3.0 million. In February 2000, we purchased an indirect interest of 88% in the Russian business for E 130.5 million. This fluctuation in value is attributable to the difference in economic and political stability prevailing in Russia at the end of 1998 as compared to the beginning of 2000. There can be no assurance similar fluctuations in valuation will not occur in the future.

The Russian government may limit or ban foreign exchange payments out of Russia, which could significantly reduce our cash available to service our indebtedness

    In August 1998, the Russian government imposed a 90-day moratorium on some foreign exchange payments, which resulted in delayed transfers of funds. Although the moratorium expired in November 1998 and some foreign exchange payments are again permitted, another moratorium could be imposed if the Russian government and the Russian Central Bank anticipate further liquidity crises. In addition, the Russian economy remains in a depression, exacerbated by continuing political instability that may precipitate further economic volatility.

    The Russian government's default on its obligations to make payments on its internal debt in August 1998 triggered a substantial decline in the value of the ruble and the bankruptcy of a number of prominent Russian banks and businesses. The instability of the ruble and the institution of further restrictions on some foreign exchange payments, or another default on Russia's sovereign debt could negatively affect our ability to convert rubles into foreign currency and to transfer foreign exchange payments out of Russia. Any future moratoria on foreign exchange payments or other difficulties in converting rubles into foreign currency would harm our ability to transfer profits out of Russia and could have a material adverse effect on our financial condition and results of operations.

Any fluctuations in the price or supply of paper or in printing expenses would cause our expenses to increase and could negatively affect our results of operations and financial condition

    Paper is our single largest raw material expense representing approximately 8% and 9% of our print revenues in 1999 and 2000, and along with printing, is one of our most important operating expenses. We depend upon outside suppliers for all of our paper supplies, and we hold relatively small quantities of paper in stock. In addition, we rely on third parties for most of our printing services. Our business is therefore subject to price increases and delays in receiving paper supplies or printing services. We cannot control the price at which we can purchase paper or obtain printing services. The prices we have paid for paper have fluctuated widely, and a material increase in paper prices or printing costs could have a material adverse effect on our business, financial condition and results of operations.

Our online distribution efforts are subject to the same risks and uncertainties applicable to most online businesses

    The online portion of our business is subject to a number of risks and uncertainties which are applicable to most other online businesses. Some of these risks and uncertainties include, but are not limited to those provided below. Each of these risks may separately have a material adverse effect on our business.

  •
  We may be unable to effectively compete with other online businesses due to the limited barriers to entry that the internet affords companies,

  •
  We have limited experience in operating our online distribution channels,

  •
  The use of online distribution channels is an untested business model,

  •
  We may be unable to deliver uninterrupted access to our websites due to technical and other unforeseen problems,

  •
  We may be unable to adapt to technological change quickly enough and as a result, our current online distribution methods may become obsolete,

  •
  Technological change may require substantial additional expenditures,

  •
  The level of internet usage in some of our markets may not become widespread,

  •
  The high cost of internet access in some of our markets may limit the level of internet usage by our customers,

  •
  The market for online advertising may fail to grow,

  •
  Privacy concerns may make it difficult for us to collect information on our customer base,

  •
  Government regulation of electronic commerce may restrict the activities of our online distribution channels, and

  •
  Concerns about internet security may limit the number of revenue generating transactions conducted over the internet.

    The initial establishment of our online distribution channels required significant expenditures. Due to the risks and uncertainties identified above, we may never be able to generate enough revenue from our online distribution channels to recover such expenditures. In addition, we may be required to make additional expenditures in the future in order to expand our online distribution channels or keep them technologically current.

Growth in the market for online classified advertising may harm our print business

    As access to the Internet increases, consumers may use print publications less than they have historically to purchase and sell goods and services sold through classified advertising. Historically, nearly all of our revenues are derived from print publications. For example, all our 1998 revenues, approximately 99% of our revenues for the year ended December 31, 1999 and approximately 95% of our revenues for the year ended December 31, 2000 are derived from print publications. Over the long-term, consumers who use print publications may migrate to using the Internet to effect transactions. The failure of our online operations to capture a substantial portion of any of this migration from print media will adversely affect our results of operations and financial condition. In addition, increased online penetration and the resulting increase in the availability of free classified advertising opportunities may cause a decrease in the total revenues for classified advertising. A resulting decline in our advertiser or consumer base would adversely affect our results of operations and financial condition.

Item 4.  Information on the Company

  A.  History and Development of the Company

    Trader.com N.V. was incorporated under the laws of The Netherlands on November 19, 1998. Our headquarters and registered office is located at Overschiestraat 61, 1062 XD Amsterdam, The Netherlands and our principal administrative offices are 7 rue Drouot, 75009 Paris, France. The phone number at our principal administrative offices is (33) 1 53 34 51 00.

    As used in this Annual Report, references to the "Company", "Trader.com" or the "Group" are to the combined and consolidated results of affiliated entities subsequent to December 14, 1998. References to "Predecessor Group" are to the combined results of affiliated entities prior to December 15, 1998.

    Unless otherwise indicated, the financial information contained in this Annual Report has been prepared on the basis of generally accepted accounting principles in the United States ("US GAAP"). Unless otherwise indicated, any reference in this Annual Report to Combined and Consolidated Financial Statements is to the Combined and Consolidated Financial Statements of Trader.com N.V. and its Predecessor Group (including the notes thereto) included in this Annual Report.

    Trader.com N.V. (the "Company") is a global facilitator of consumer-to-consumer and business-to-consumer transactions through our print and online classified advertising properties. As of December 31, 2000 we owned 282 leading publications and 52 websites in major metropolitan and regional markets in Australasia, Europe and North and South America.

    Our branded classified advertising publications, websites and related specialized services have strong positions in niche markets in the following countries: Argentina, Australia, Brazil, Belarussia, Canada, Colombia, France, Hungary, Italy, Kazakhstan, The Netherlands, Poland, Russia, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United States. We describe Russia, Belarussia, Kazakhstan and Ukraine as either "Russia" or "Russia and the newly independent countries" throughout this report.

    We have increased revenues primarily by acquiring publications and segmenting existing markets. We have also increased revenues and cash flows from operations by implementing operating practices that improve performance throughout our organization. From 1987 to 1989, we extended our business from the Montréal, Quebec area into Western and Eastern Canada by acquiring 40 publications. Between 1990 and 1996, we expanded outside of Canada by acquiring publications in Europe and the United States. Our most important acquisitions in Europe during this period were La Centrale (Paris, France) in 1990, Gula Tidningen (Stockholm, Sweden) in 1993 and Expressz (Budapest, Hungary) in 1995. In the United States, we acquired The Trader Paper and Traders' Post (Indianapolis, Indiana and Nashville, Tennessee) in March 1995. In June 1995, we acquired other publications in Canada through Canada Computer Paper. Since January 1, 1996, we have completed 42 acquisitions in 16 countries, including Secondamano in Italy, Iz Ruk v Ruki in Russia both in December 1996, The Melbourne Trading Post in Australia in January 1998, Great Northern Wheels and Deals in the United States in January 1999 and Bargain Finder in Canada in August 2000.

    In May 2001, we completed the merger of our Australian subsidiary, Trader.com Australia Pty Limited (Trader.com Australia), with Trading Post Group, a publisher of a number of classified advertising properties throughout Australia, including the Sydney Trading Post. Consideration was in shares of Trader.com Australia and A$60,000,000 in cash. Pro forma for the transaction, Trader.com Australia owns 69.9% of the merged entity, and the existing shareholders of Trading Post Group own the remaining 30.1%. The merger agreement includes liquidity rights granted to the existing shareholders of Trading Post Group that permits the put of their shares to Trader.com Australia at fair market value at the time of exercise. The put option is exercisable in three tranches of up to 10%, 10% and 10.1% of the merged entity over three years beginning as early as the 18-month anniversary of the closing of the transaction. There is no obligation of the existing shareholders Trading Post Group to exercise their put at that time nor is there any guaranteed value for the shares at the time of the put. As of the date of the merger agreement, we estimate the fair market value of the remaining 30.1% of the merged entity to be approximately A$80,000,000.

    In 1996, we commenced operations of our online distribution channel, the revenues for which have been growing. For the year ended December 31, 2000, online revenues were E 17.2 million. Our print distribution channel is well established and has consistently generated positive cash flows. We have invested significantly in our online activities in 2000 in the areas of sales, marketing and technology. We expect that our investment in our online activities, which has been accounted for primarily as cost of revenues and selling, general and administrative costs will exceed our online revenue through at least 2001. As a result, we expect future results of operations will reflect reduced operating profit and possibly operating losses. We expect that we will continue to report net losses for at least 2001.

Recent actions

    In January 2001, we announced actions implemented to accelerate profitable growth that comprises an enhanced focus on two core segments, the acceleration of our e-business transformation and a significant reduction in our cost structure. We will principally concentrate on the vehicle and real estate segments of the classified and display advertising industry. This focus will accelerate the development of our successful online solutions, such as Power Pages, an online inventory listing solution for car dealerships and real estate agents, to further cement our partnership with these local businesses on the Internet. Further, we have announced the elimination of non-core websites such as the international vertical initiatives in employment, boats, luxury goods and heavy equipment.

    The acceleration of our e-business transformation includes the integration of our print and online local sales forces. Local print and online operations have also been consolidated, streamlining marketing, production and customer service costs to produce a seamless operating environment. Each local market will fully leverage the brand capital of our market leading local publications such as La Centrale in France, Buy & Sell in Canada and Segundamano in Spain, rather than investing in the development of new brands.

    We have also implemented a cost reduction program, reducing employee headcount by 275 people as of December 31, 2000. We expect this cost reduction program to generate Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") savings of approximately E 18 million annually. As a result of the cost-reduction measures, we have recorded a restructuring charge in 2000 of E 25.4 million. Of this amount, E 10.7 million was for employee redundancy costs and has reduced consolidated EBITDA, a non-cash charge of E 1.0 million relates to the consolidation of facilities and E 13.7 million relates to the write-down of capitalized software costs for non-core websites.

    In addition, we expect to record additional charges in the first quarter of 2001 that will reduce consolidated EBITDA by approximately E 3.2 million related substantially to the reduction of employee headcount due to the elimination of a layer of management in North America.

B.  Business Overview

    Our headquarters and registered office is located in Amsterdam, The Netherlands. We maintain principal administrative offices in Paris, France. Our operating structure is designed to provide centralized control over financial management and acquisitions. We provide local managers with financial, sales, marketing, production and distribution responsibility and the flexibility to react to varying local market conditions. Within each of our major metropolitan and regional markets, we have operations managers, sales and marketing teams, production and printing groups and distribution managers.

Sales and Marketing

    As of December 31, 2000, we had a sales force of approximately 1,900 individuals operating almost exclusively at the local level. We sell advertisements in our print publications and on our websites through members of our direct sales force. Our websites and a limited number of our print publications have a more national reach, such as La Centrale in France and Iz Ruk v Ruki in Russia, and in these cases we solicit national advertising either directly or through national advertising agencies.

    Our local operations have a dedicated direct sales force focused on maintaining and developing existing accounts and acquiring new advertisers. In addition, we have a sales force dedicated to selling advertisements to customers who walk into the publication's offices and to customers who purchase advertisements online or by mail, fax or telephone. The advertisements we sell typically run for one to four editions and are generally published on a daily, weekly or monthly basis. We also target local businesses, such as car dealers, real estate brokers and local retailers. Rates for advertising in and cover prices of our local publications are set by our local managers. All of our sales people have incentive-based compensation schemes.

    Our local sales forces are also instrumental in promoting our websites to existing advertisers in our print publications. We offer integrated print and online advertising to our consumer advertisers.

Distribution of Print Publications

    We distribute our products through a variety of channels, including independent wholesalers, magazine distributors, in-house distribution systems and the Internet. Distribution channels vary from region to region. In France, we use a cooperatively-owned service to distribute our publications, while in the rest of Europe, with the exception of Spain and Russia, we use third-party publication distributors. Distribution contracts are typically negotiated at the regional level. While terms and conditions differ regionally, one distributor generally manages all of our publications for an entire region and is paid a commission typically in the range of 30-50% of the cover price. In Australia, Canada, Russia, Spain and the United States, we have our own distribution system, contracting with private individuals for delivery. Our publications are distributed to readers at newsstands, convenience and grocery stores and other retail points of distribution. Our ability to distribute publications in an efficient and cost-effective manner is a key component of our operations. All of our publications have or share a circulation department dedicated to managing the distribution process. Local distribution managers, through frequent contact with wholesalers, third-party distributors and retailers, closely monitor the flow of publications to ensure that an adequate number of copies is available for sale or distribution, while minimizing the number of unsold or undistributed copies. In many regions, this process has been automated through the use of planning software.

Production, Printing and Technology

    Our page layout design for print publications is performed by desktop publishing systems with modern commercial software packages designed specifically for this purpose. By using these systems, we are able to reduce the amount of labor and materials required to prepare advertisements for publication. In addition, the lead-time necessary to produce each edition is reduced. These digitally-formatted layouts can be transferred to printing facilities or uploaded to websites at minimal added cost. This automated system is presently in place in Australia, parts of Canada, France, Italy, Spain and the United States.

    Third-party printers print a majority of our publications, although we own two printing facilities in Western Canada and two in Russia. Although printing contracts are negotiated at the regional level, and thus are subject to some variation, we generally seek to establish long-term contracts with reliable and proven printers.

Paper Supply

    In each of North America and Europe, we consolidate purchases of large quantities of paper to obtain volume discounts. Elsewhere in the world, we buy paper either directly from paper manufacturers or from third party printers. In the absence of fixed price or discount arrangements, we purchase paper at market prices. In 2000, paper costs represented approximately 9% of our print revenues, which we believe is significantly less than traditional newspapers. We generally do not have editorial content and, therefore, almost every page of our publications generates revenue.

Intellectual Property

    We have developed strong brand awareness for our products and services. Accordingly, we consider our trademarks, servicemarks and copyrights to be important factors in our success and rely on trademark, servicemarks and copyright law, as well as licensing and confidentiality agreements, to protect our intellectual property. We generally register our material trademarks and servicemarks in the key countries where the marks are used and actively pursue cases of infringement. All of our intellectual property is owned directly by our subsidiaries or us.

Sources of Revenue

    We have historically generated revenue from the following three principal sources, which vary in importance depending on the individual publication:

  •
  Commercial display advertisements, which represented approximately 41% and 40% of our print revenues in the years ended December 31, 2000 and 1999, respectively;

  •
  Circulation, which represented approximately 28% and 30% of our print revenues in the years ended December 31, 2000 and 1999, respectively; and

  •
  Classified advertisements, both professional and private, which represented approximately 27% of our print revenues in the years ended December 31, 2000 and 1999.

    We have categorized our print revenues in 2000 to reflect the distinctions between classified ads—private and classified ads—professional. As a result, certain display advertisement revenues for 1999 and 1998 have now been reclassified as classified ads—professional. We generate the remainder of our revenues from our online activities and other sources, primarily third party services. We recognize revenues on all classified and display advertisements, including online classified, display and banner advertisements, during the period the advertisements are run. Circulation revenues are recognized at the time the customer purchases the publication. We recognize service revenues, including (1) financing services on automobiles and boats and (2) commissions on sales by our advertiser base, on a monthly basis as earned.

    The market for online classified advertising has a different revenue model than the market for print classified advertising. Typically, advertisers are charged a nominal fee or no fee to place an advertisement on a website or are provided access to a website as a bundled sale with a related print publication. Incremental fees are charged for visual enhancements and prominent placement of the advertisement on the website. Advertisers of complementary products or services are also able to reach a targeted audience by placing, for a fee, banner advertisements and reciprocal links on that website. Refer to "Item 5. Operating and Financial Review and Prospects" for a geographic and by channel breakdown of revenues.

    As of December 31, 2000, we had 52 active websites. We continuously review the mix and targets of our websites as well as market developments to optimize their attractiveness. In April 1999, we launched trader.com, our umbrella portal site that links our websites and provides additional information about our products and services. Our portal site is designed to promote our corporate image and to provide exposure and to direct traffic to our local websites.

    Our online business model is based on generating revenue primarily through:

  •
  The sale of classified listings, banner and other advertisements,

  •
  Fees from professional advertisers for links that provide consumers direct access to our searchable databases for product offerings of real estate agents, automobile dealers and other merchants,

  •
  Transaction-based fees related to facilitating sales of goods listed on our sites, and

  •
  Commissions on complementary products and services.

    We typically offer consumer advertisers a bundled product offering consisting of print and online advertisements. Over 30% of the advertisements in our print publications each month are new. These new advertisements provide fresh content for our websites, which continue to draw users and attract advertisers. We also take advertisements directly online, providing new content for our print publications.

    New online product offerings include "Professional Solutions" (or "Power Pages") which are online virtual showrooms that are sold to our professional customers along with listings in our print publications. This multiple media offer increases overall sales efficiency for car dealers and real estate agents. The bundled print and online package gives access to a broader audience and provides our professional customers the tools for price optimization and improved stock rotation.

    "Make Me An Offer" is a service that has been launched in Canada on www.BuySell.com and offers customers an alternative to fixed price classified ads and auctions. The seller advertises his item with the logo "Make Me An Offer" attached. Buyers are enticed to bid for the item and, for a fee, the seller is able to complete the transaction.

    We are deploying online auctions in our major countries and this concept has been successfully tested in the real estate sector in Spain. Segundamano has partnered with a leading Spanish real-estate company to offer auctions that bring together the expertise of a leading auction house with the national reach of www.segundamano.es.

    Prior to 1999, our online business generated no revenues, and for the years ended December 31, 2000 and 1999, online revenues were E 17.2 million and E 2.9 million, respectively. This represents approximately five percent and one percent of our total revenues in 2000 and 1999, respectively.

    We sell value-added services and products through partnerships with third parties. In our major markets, we use our print publications, as well as internal and third party telemarketing initiatives, to market a variety of related services on a commission basis, including consumer financing, insurance and warranty protection.

    In some of our markets, we act as a broker or referral service for providers of branded services or co-branded services. For example, in Canada, we have an agreement with AIG Warranty Services

Company to offer automobile warranty protection, and in France, we acquired an insurance broker, Garantie System, which sells and administers automobile warranty protection.

    Based on our operating experience, we believe that classified advertising publications that are not highly dependent on employment related classified advertising revenues are typically in demand both in prosperous economic periods, when consumers seek to sell used items and upgrade to newer items, and economic downturns, when consumers seek less expensive alternatives to fulfill their needs. Our print revenues in a particular country typically decrease during months of extensive holiday periods, and increase during those months just prior to and after these holiday periods.

Operating Expenses

    Costs of our print revenues consist of three main components: (1) salaries, including the costs associated with sales staff (salary and commissions), production staff and some distributors; (2) printing costs and (3) paper costs. Costs of our print revenues also include non-salary costs associated with some distributors. Costs of our online revenues consist of two main components: (1) salaries, including the costs associated with sales staff (salary and commissions) and production staff and (2) technological costs related to website development.

    Paper and printing costs vary as a percentage of revenues as a result of fluctuations in the price of paper, renegotiations of contracts with third party printers, launching of new publications, and increased revenue base due to price increases or new sources of revenues. In addition, paper and printing costs vary as a percentage of revenues in the different countries in which we conduct business primarily as the result of variations in the quality of paper and printing used. Standard newsprint is sufficient for our generalist publications such as La Centrale in France and Iz Ruk v Ruki in Russia, which include black and white photos and few graphic enhancements. We use glossy, high quality paper for our specialized publications, which include color photos and more elaborate style effects.

    In addition, the revenue model of each publication, for example, free advertisements versus paid advertisements and free circulation versus paid circulation, impacts the revenues derived from a publication, which in turn creates variations in paper and printing costs as a percentage of revenues.

    Selling, general and administrative costs consist of salaries and costs of administrative and management personnel, marketing costs, facilities costs, headquarters costs and all other costs not directly related to production or direct, local sales efforts.

Operating Margins

    Our operating margins in the countries in which we conduct business depend primarily on the operating margins of our publications. The operating margin of any publication depends primarily on its local competitive environment and its sources of revenue. A publication that faces little competition generally enjoys better operating margins than one that faces strong competition from other sources of classified advertisements, such as classified advertising publications, newspapers or free circulation papers. A publication with multiple sources of revenue, such as a publication that generates revenue from paid classified and display advertisements as well as from circulation revenue, generally enjoys better operating margins than one that only has one or two sources of revenue. For example, we enjoy relatively high operating margins in France, Hungary and Russia primarily due to the market position and multiple sources of revenue of our largest publications in those countries. Our operating margins are also generally lower in Italy, where we face strong competition from other sources of classified advertisements and we primarily offer free advertisement publications, and in Spain, where we primarily offer free advertisement and free circulation publications.

C.  Organizational Structure

    The following is a list of the consolidated companies, with the percentage of Trader.com's ownership in parentheses:

    Trader.com N.V. and its wholly-owned subsidiary holding companies in The Netherlands:

  •
  Trader.com International B.V.

  •
  Trader.com Group B.V.

  •
  Tivana Holding B.V.

  •
  Montaigne VII B.V.

  •
  Trader.com Management (Services) B.V.

  •
  Hebdo Mag Brazil Holdings B.V.

  Canadian subsidiaries:

  •
  Hebdo Mag Company (100%)

  •
  Canada Computer Paper Inc. (100%)

  •
  Gadekin International Computer Publishers Inc. (25%)

  •
  Our Computer Player Ltd. (100%).

  •
  Publications d'Occasion A.D. Inc. (100%)

  •
  Itinerary Group Partners (75%)

  •
  Buy & Sell Ltd (10%)

  •
  Prime Protect Insurance Services, Inc. (100%)

  •
  Prime Protect Financial Services, Inc. (100%)

  •
  Prime Protect Warranty Services, Inc. (100%)

  •
  Tivana Holding (Canada) Inc. (100%)

  •
  Global Sourcing Network Inc. (75%)

  •
  Chariots.com Inc. (35.70%)

  •
  Trader Publications Corp. (56.25%)

  •
  Trader Chariots Holdco, Inc (51.00%)

  •
  Tivana Holding (B.C.) Inc (100%)

  •
  A.T. Publications (B.C.) Company (100%)

  •
  B.B. Publications Ltd (100%)

  •
  Virtualfiles.Net Inc (75%)

  •
  Visitnet.com Inc. (100%)

  •
  The B.A.S.P. Buy & Sell Press Ltd (100%)

  •
  Dealer's choice Magazine Ltd (100%)

  •
  The B.A.S.P. Auction Site Ltd (100%)

  •
  B.A.S.P. Communications Inc. (100%)

  •
  The Bargain Finder Investments Ltd (100%)

  •
  The Bargain Finder Press Ltd (100%)

  European subsidiaries:

  •
  Hebdo Mag Finance B.V. (100%) (Netherlands)

  •
  Hebdo Mag Europe B.V. (100%) (Netherlands)

  •
  Trader.com France S.A. (100%) (France)

  •
  Le Club de la Centrale (100%) (France)

  •
  Free Ads Paper Srl (100%) (Italy)

  •
  Inedit SpA (100%) (Italy)

  •
  Editoriale Secondamano Srl (100%) (Italy)

  •
  Cerca e Trova s.a. (100%) (Switzerland)

  •
  Via Via CV (75.4%) and Arimpex BV (75.4%) (Netherlands)

  •
  VOF Via Part (87.7%) (Netherlands)

  •
  Countex Marketing BV (100%) (Netherlands)

  •
  NDBP Communications BV (100%) (Netherlands)

  •
  Print & Trade Investments BV (100%) (Netherlands)

  •
  Uitgeverij Zuid en Noord Holland Edities BV (100%) (Netherlands)

  •
  Trader.com Acquisitions BV (100%) (Netherlands)

  •
  Trader.com (Auctions) BV (75%) (Netherlands)

  •
  Trader.com IPR BV (100%) (Netherlands)

  •
  E-deluxe NV (100%) (Netherlands)

  •
  E-deluxe Holding BV (100%) (Netherlands)

  •
  E-deluxe France SAS (100%) (France)

  •
  E-deluxe UK Ltd (100%) (UK)

  •
  Trader.com (Polska) S.p.z.o.o. (100%) (Poland)

  •
  Multimedia Communication—MMC S.A.R.L. (50%) (France)

  •
  Expressz Kiado Rt (100%) (Hungary)

  •
  HMM Marketing Kft (99.52%) (Hungary)

  •
  Gula Tidningen AB (100%) (Sweden)

  •
  Lila Tidningen Iskane AB (100%) (Sweden)

  •
  Gula Tidnigen Trader AB (100%) (Sweden)

  •
  Gula Tidnigen Interactive AB (100%) (Sweden)

  •
  Trader.com Holdings N.V. (100%) (Netherlands)

  •
  Trader.com Segundamano S.L. (100%) (Spain)

  •
  Anuntis S.L. (10%) (Spain)

  •
  Trajin S.A. (1.09%) (Spain)

  •
  Trajin on Line S.L. (30%) (Spain)

  •
  Trueque S.L. (100%) (Spain)

  •
  Unimail S.A. (100%) (Spain)

  •
  Trader Coches Net S.L. (100%) (Spain)

  •
  Ecomedia del Sureste S.L. (100%) (Spain)

  •
  Multimedia de Imagen-Comunicacion S.L. (100%) (Spain)

  •
  Trader Anunciador S.L. (80%) (Spain)

  •
  Trader.com International S.A.R.L (100%) (France)

  •
  Trader.com Internet Machine GIE (100%) (France)

  •
  Trader.com Management (Services) BV Swiss Branch (100%) (Netherlands)

  •
  Trader.com Acquisitions France S.A. (100%) (France)

  •
  Garantie System S.A. (95.24%) (France)

  •
  TMS Immo S.A. (50.1%) (France)

  •
  Netclub SA (59.45%) (France)

  •
  Rossini SA (66.5%) (France)

  •
  Epublik SA (100%) (France)

  •
  Hebdo Mag Switzerland S.A. (100%) (Switzerland)

  •
  Trader.com Italy Srl (100%) (Italy)

  •
  Trader.com (Hungary) Rt (100%) (Hungary)

  •
  Expressz Garancia Kft (100%) (Hungary)

  •
  Trader.com (Germany) Gmbh (100%) (Germany)

  •
  Grisma Investments Ltd (92.34%) (British Virgin Islands)

  •
  Scotlane Overseas Corp (100%) (British Virgin Islands)

  •
  Trader.com (UK) Limited (100%) (UK)

  American subsidiaries:

  •
  Hebdo Mag (USA) Limited (100%) (Jersey) owns the following companies:

  •
  HM ZP Holdings, Inc. (100%) (Delaware)

  •
  Peddler's Post, Inc. (100%) (Indiana)

  •
  Zart Publications Inc. (100%) (Indiana)

  •
  HM Amber Holding Corp. (100%) (Delaware)

  •
  Rapid Distribution Company (100%) (California)

  •
  The Trader's Post, Inc. (100%) (Tennessee)

  •
  The Trader Enterprises, Inc. (100%) (Indiana)

  •
  HM Auto Market, Inc. (100%) (Indiana)

  •
  Hebdo Mag America, Inc. (100%) (Delaware)

  •
  HM Mini Holding, Corp. (100%) (Delaware)

  •
  MGA Investment Co., Inc. (100%) (California)

  •
  Great Northern Wheels and Deals, Inc (100%) (California)

  •
  Trader.com Inc. (100%) (Indiana)

  •
  Trader.com Inc. (100%) (Delaware)

  •
  B.B. (US) LLC (100%) (Washington)

  •
  EDeluxe enterprises Inc. (100%) (Indiana)

  Russian Group subsidiaries, incorporated in Russia unless otherwise indicated:

  •
  Mirabridge International BV (100%) (Netherlands)

  •
  International Ssuarts Holding BV (100%) (Netherlands)

  •
  Ssuarts Holding Gmbh (100%) (Austria)

  •
  Ssuarts Trading Ltd (55%) (Ukraine)

  •
  OOO Gratis (90%)

  •
  Publishing House Pennsylvania Inc. (100%) (Pennsylvania)

  •
  SP Pronto Kiev (50%) (Ukraine)

  •
  Pronto-Moscow (88%)

  •
  ZAO Belpronto (52.8%) (Belorussia)

  •
  OOO Pronto Print (47.52%)

  •
  OOO Rosprint (52.8%)

  •
  OOO Pronto DV (88%)

  •
  OOO Pronto Baikal (88%)

  •
  OOO Pronto Akmola (88%)

  •
  OOO Pronto Volgograd (88%)

  •
  OOO Pronto Kazan (63.36%)

  •
  ZAO Tambov Info (83.6%)

  •
  OOO Pronto Petersburg (44.88%)

  •
  AOZT Pronto Samara (79.2%)

  •
  OOO Pronto Kaliningrad (52.8%)

  •
  OOO Pronto Nivhnij Novgorod (52.8%)

  •
  OOO Pronto Vladivostok (52.8%)

  •
  OOO Pronto Novosibirsk (44%)

  •
  OOO Tambukan (48.4%)

  •
  ZAO Mir Pechati (8.8%)

  •
  OOO Utro Peterburga (48.4%)

  •
  ZAO Pronto Akzhol (70.4%)

  •
  RU.com OOO (100%)

  •
  OOO Pronto Saratov (47.52%)

  •
  ZAO Novaja Pressa (79.2%)

  •
  OOO Pronto Oka (39.6%)

  •
  OOO Delta-M (26.62%)

  Other subsidiaries

  •
  Tarai Trading Pte, Ltd. (100%) (Singapore)

  •
  Hebdo Mag Singapore Pte, Ltd. (55%) (Singapore)

  •
  Car News Publication Co., Ltd. (Taiwan) (55%) (Taiwan)

  •
  Trader.com Australia Holdings Pty. Ltd. (100%) (Australia)

  •
  Trader.com Australia Pty. Ltd. (100%) (Australia)

  •
  Ad Mag Queensland Pty Limited (100.%) (Australia)

  •
  Collectormania Australia Pty Ltd (100%) (Australia)

  •
  Ad Mag SA & New South Wales Pty Ltd (100%) (Australia)

  •
  Ad Mag AGI Pty Ltd (60%) (Australia)

  •
  Trader.com Australia Warranties Pty Ltd (100%) (Australia)

  •
  Warranty Direct (Australia) Pty Ltd (51%) (Australia)

  •
  Auto Trader Australia Pty Ltd (100%) (Australia)

  •
  Sydney Auto Trader Pty Ltd (100%) (Australia)

  •
  Sydney Buy & Sell Pty Ltd (100%) (Australia)

  •
  WA Auto Trader Pty Ltd (100%) (Australia)

  •
  Melbourne Trading Post Pty Ltd (100%) (Australia)

  •
  The National Trading Post Pty Ltd (100%) (Australia)

  •
  Free Classified Pty Ltd (100%) (Australia)

  •
  Hebdo Mag Brisbane Pty Ltd (100%) (Australia)

  •
  True Blue Tradesmen Pty Ltd (100%) (Australia)

  •
  Interactive Trading Post Services Pty Ltd (100%) (Australia)

  •
  Hebdo Mag Brazil Holdings Ltda (100%) (Brazil)

  •
  Editora Balcao Ltda (99.9%) (Brazil)

  •
  Trader.com Colombia Holdings Ltd (92.34%) (British Virgin Islands)

  •
  Editora Immobiliaria Ltda (64.6%) (Colombia)

  •
  Editora Urbana Ltda (64.6%) (Colombia)

  •
  Trader.com Argentina Holding S.r.l. (100%) (Argentina)

  •
  Trader.com Argentina SC (99.95%) (Argentina)

D.  Property, Plant and Equipment

    At December 31, 2000, the total net book value of our property, plant and equipment was E 59.4 million, of which E 26.7 million in office furniture, computers and equipment accounted for approximately 45%. We own real property in Budapest, Buenos Aires, Indianapolis, Melbourne, Milan, Montréal, Moscow and Nashville, in addition to printing plants in Canada and Russia. All other office, warehouse and production space is leased on market terms. We believe our properties are in good operating condition and that suitable or alternative space will be available on commercially reasonable terms as needed.

    In September 2000, the Company entered into a sale and leaseback transaction for E 6.6 million of equipment. The future minimum lease payments are based on the fixed interest rate in the lease agreement, which approximates 8.0%. Payments are due over 36 months and there are no significant final buy-out requirements at the expiration of the lease term. At December 31, 2000, the present value of future minimum lease payments under these capital leases was E 6.1 million. No losses have been incurred related to sale and leaseback transactions.

Item 5.  Operating and Financial Review and Prospects

A.  Operating Results

Revenues

    Revenues for the year ended December 31, 2000 increased E 89.6 million, or 32%, to E 372.9 million from E 283.3 million for the year ended December 31, 1999. This includes an increase of 19% for organic growth, or E 53.8 million, related to our operations in existence in both periods. The 19% increase in organic growth includes a benefit of 6% related to favorable exchange effects upon conversion of some of our revenues into our reporting currency, the euro. The remainder of the increase (E 35.8 million) is related to acquisitions during 2000, or 40% of the growth in revenues. The increase from acquisitions was due primarily to increases of E 16.3 million in Canada, E 3.0 million for Australia and E 7.0 million for newly integrated operations in Russia. The increase in our consolidated revenues resulted from a growth in online revenues of E 14.3 million from E 2.9 million to E 17.2 million and an increase in print revenues of E 75.3 million, or 27% versus 1999. We expect double-digit revenue growth for the full year 2001.

    The year 2000 print revenue increase reflects growth in classified ads—private of E 5.3 million (up 13%), an increase in classified ads—professional of E 14.7 million (up 42%), growth in display advertisements of E 33.6 million (up 30%), an increase in circulation revenue of E 14.3 million (up 17%) and growth in services and other revenue of E 7.4 million (up 78%).

    Components of online revenue for the year ended December 31, 2000 include revenues from listing fees of E 8.3 million, professional solutions (or Power Pages) of E 4.0 million, banner advertisement of E 3.7 million and services and other revenue of E 1.2 million. Banner advertisement represents less than 1% of our consolidated revenues for 2000.

    Revenues for the year ended December 31, 1999 increased E 47.3 million, or 20%, to E 283.3 million from E 236.0 million for the year ended December 31, 1998. This includes an increase of 14% for organic growth, or E 33.5 million. The remainder of the increase (E 13.8 million) is related to acquisitions during 1999, or 29% of the growth in revenues. The increase from acquisitions was due primarily to increases of E 6.1 million in Spain and Australia as 1998 acquisitions were reflected for the full period in 1999 and of E 9.2 million from 1999 acquisitions, partially offset by a decrease of E 1.5 million from a disposition and a discontinuation in the United States. The increase in our combined revenues for the year ended December 31, 1999 resulted from an increase of E 44.4 million in print revenues and the development of E 2.9 million of online revenues. The increase in print revenues resulted from increases in classified ads—private of E 7.9 million (up 24%), an increase in classified ads—professional of E 4.8 million (up 16%), growth in display advertisements of E 18.7 million (up 20%), E 10.2 million in circulation revenues (up 14%) and E 2.8 million in service and other revenues. The increase in print revenues includes increases in most countries, partly offset by a decrease of E 2.9 million in Russia. The base business contributed E 33.5 million, or 71%, of the growth in revenues. Additional analysis of revenues by our major operating countries are as follows:

    Australia.  Revenues in Australia for the year ended December 31, 2000 increased E 7.8 million, or 37%, to E 28.7 million from E 20.9 million for the year ended December 31, 1999. Acquisitions contributed E 3.0 million, or 38%, of the growth in revenues, primarily due to the April 2000 closing of Sydney Autotrader/Buy & Sell. The base business increase of E 4.8 million, or 62%, of the growth in revenues, reflects the adoption of Trader.com's best practices and the expansion of both professional and display sales in all publications. As a result, the number of professional dealer ads has almost doubled year on year.

    Revenues for the year ended December 31, 1999 increased E 7.7 million, or 58%, from E 13.2 million for the year ended December 31, 1998. Acquisitions contributed E 1.5 million, or 19%, of the growth in revenues, as the June 1998 acquisition of The Personal Trading Post was reflected for the full period in 1999. The base business contributed E 6.2 million, or 81%, of the growth in revenues, primarily due to (1) higher classified advertising revenues caused by a higher percentage of paid advertisements at The Melbourne Trading Post, (2) improved display advertisement volume after we hired additional sales staff and introduced display advertisements in The Personal Trading Post and (3) increased circulation volume and cover price.

    Canada.  Revenues in Canada for the year ended December 31, 2000 increased E 29.6 million, or 55%, to E 83.7 million from E 54.1 million for the year ended December 31, 1999. Acquisitions contributed E 16.3 million, or 55%, of the growth in revenues, as we acquired Vancouver Buy & Sell in January 2000 and Bargain Finder in August 2000. Print revenues increased E 26.0 million and the growth of E 3.6 million in online revenues reflects the growth in Power Pages revenue. Organic growth for revenues in Canada, in local currency terms, was 9% versus 1999.

    Revenues for the year ended December 31, 1999 increased E 10.0 million, or 23%, from E 44.1 million for the year ended December 31, 1998. Acquisitions contributed E 2.5 million, or 25%, of the growth in revenues, as we acquired BC Auto Trader in August 1999, as well as online businesses, including Chariots.com and GSNet. The base business contributed E 7.5 million, or 75%, of the growth in revenues, primarily due to (1) improved display advertisement revenues from increased volume and (2) improved circulation revenues from cover price increases.

    France.  Revenues in France for the year ended December 31, 2000 increased E 8.5 million, or 25%, to E 42.3 million from E 33.8 million for the year ended December 31, 1999. Acquisitions contributed E 3.7 million, or 43%, of the growth in revenues, as we acquired Rossini in May 2000. The base business contributed E 4.8 million, or 57%, of the growth in revenues, as the result of regional expansion efforts for our publication, La Centrale and despite a decline in circulation and private ad volumes.

    Revenues for the year ended December 31, 1999 increased E 4.9 million, or 17%, from E 28.9 million for the year ended December 31, 1998. Acquisitions contributed E 0.6 million, or 12%, of the growth in revenues, as we acquired Garantie System in July 1999. The base business contributed E 4.3 million, or 88%, of the growth in revenues, primarily due to (1) improved classified and display advertisement revenues through regional expansion at La Centrale, our primary French publication and (2) increased revenues from J'Annonce, our primary French free advertisement publication.

    Hungary.  Revenues in Hungary for the year ended December 31, 2000 increased E 4.3 million, or 23%, to E 23.1 million from E 18.8 million for the year ended December 31, 1999. The increase reflects the successful and continuous rollout of new specialized publications to complement our primary generalist publication, Expressz.

    Revenues for the year ended December 31, 1999 increased E 3.6 million, or 24%, from E 15.2 million for the year ended December 31, 1998. The increase resulted entirely from higher print revenues in our base business. Expressz, our primary publication, contributed E 1.4 million of the increase in revenues, primarily due to higher prices and increased display advertisement volume. New specialized publications contributed the remainder of the increase.

    Italy.  Revenues in Italy for the year ended December 31, 2000 increased E 0.3 million, or 1%, to E 27.4 million from E 27.1 million for the year ended December 31, 1999. The increase resulted from an increase of E 0.9 million in online revenues, partly offset by a decrease of E 0.6 million in print revenues.

    Revenues for the year ended December 31, 1999 increased E 0.2 million, or 1%, from E 26.9 million for the year ended December 31, 1998. The increase resulted from the development of E 0.3 million in online revenues, partly offset by a decrease of E 0.1 million in print revenues. Measured in local currency revenues in Italy decreased slightly, primarily due to decreases in circulation volume and display advertisement prices due to strong competition.

    Russia.  Revenues in Russia and the newly independent countries for the year ended December 31, 2000 increased E 19.1 million, or 59%, to E 51.5 million from E 32.4 million for the year ended December 31, 1999. The growth in revenue reflects the strong growth of our market leading publication, Iz Ruk v Ruki and the expansion into additional territories. Organic growth for Russia and the newly independent countries increased 38% versus 1999. The absorption of newly integrated operations that were previously run as franchises of Iz Ruk v Ruki has increased revenues by E 7.0 million versus 1999.

    Revenues for the year ended December 31, 1999 decreased E 2.9 million, or 8%, from E 35.3 million for the year ended December 31, 1998. The decrease resulted entirely from lower print revenues in our base business due to the depreciation of the ruble against our reporting currency, partly offset by increases in advertising volume and prices as measured in local currency. For reporting purposes, the euro is used as the functional currency for our Russian operations.

    Spain.  Revenues in Spain for the year ended December 31, 2000 increased E 7.3 million, or 20%, to E 44.2 million from E 36.9 million for the year ended December 31, 1999. Acquisitions contributed E 2.4 million, or 33%, of the growth in revenues. Organic revenue growth of E 4.9 million is reflective of the growth of our primary publication, Segundamano, as well as the continued development of specialized publications in new segments and new regions, the development of Power Pages and the successful development of real estate auctions for the online business.

    Revenues for the year ended December 31, 1999 increased E 12.0 million, or 48%, from E 24.9 million for the year ended December 31, 1998. Acquisitions contributed E 6.4 million, or 53%, of the growth in revenues, consisting of (1) E 4.6 million as the March 1998 acquisition of our primary operation in Spain, Segundamano and other publications, was reflected for the full period in 1999 and (2) E 1.8 million from the acquisition of Trueque in May 1999. The base business contributed E 5.6 million, or 47%, of the growth in revenues, primarily due to increased display advertisement volume in existing publications and the launch of six new publications.

    United States.  Revenues in the United States for the year ended December 31, 2000 increased E 2.7 million, or 13%, to E 23.1 million from E 20.4 million for the year ended December 31, 1999. Revenues have declined when measured in local currency terms, due to a decline in circulation volumes.

    Revenues for the year ended December 31, 1999 increased E 3.9 million, or 24%, from E 16.5 million for the year ended December 31, 1998. Acquisitions, net of a disposition and a discontinuation, contributed E 0.1 million, or 3%, of the growth in revenues, due to an increase of E 1.6 million from the January 1999 acquisition of Great Northern Wheels 'n Deals in California, partially offset by a decrease of E 1.5 million from the March 1999 disposition of Zart Publications and the July 1999 discontinuation of Mini Publishers. The base business contributed E 3.8 million, or 97%, of the growth in revenues, primarily due to improved display advertisement revenues from increased volumes, resulting from the restructuring of our commercial sales force in our central U.S. business and improved classified advertisement revenues primarily from a shift to pre-paid from pay-on-sale advertisements.

    See also footnote 4 in the notes to the Combined and Consolidated Financial Statements for a source of revenue breakdown by geographic area.

Cost of revenues

    Cost of revenues for the year ended December 31, 2000 increased by E 72.9 million, or 52%, to E 213.3 million versus the year ended December 31, 1999. Cost of revenues increased due to a growth in the business, both organically and due to acquisitions, and also increased by E 29.5 million related to the investment in our online activities. Total cost of revenues increased from 49.6% of total revenues for 1999 to 57.2% of total revenues in 2000. The cost of revenues for print operations increased from 49.2% in 1999 to 51.7% in 2000 due primarily to higher paper and printing costs. Paper and printing costs increased to 18.7% of print revenues for the year ended December 31, 2000 from 16.1% of print revenues in 1999.

    Cost of revenues for the year ended December 31, 1999 increased E 25.0 million, or 22%, to E 140.4 million from E 115.4 million for the year ended December 31, 1998. Cost of revenues increased primarily because of overall growth in our base business. Acquisitions, net of a discontinuation and a disposition, accounted for E 7.6 million of the increase and cost of online revenues accounted for E 2.4 million of the increase. Total cost of revenues increased as a percentage of revenues to 49.6% for 1999 from 48.9% for 1998, primarily due to increases in Hungary and Russia, partially offset by decreases in other countries. Paper and printing costs decreased to 16.1% of print revenues in 1999 from 17.2% of print revenues in 1998.

Selling, general and administrative—other expense

    Selling, general and administrative expenses for the year ended December 31, 2000 increased E 85.2 million, or 101%, to E 169.5 million from E 84.3 million for the year ended December 31, 1999. The increase reflects a restructuring charge of E 10.7 million related primarily to employee redundancy costs and an increase in costs for our online activities of E 49.4 million to E 60.9 million in the year ended December 31, 2000. Selling, general and administrative costs increased as a percentage of revenues to 45.5% in 2000 from 29.8% for the year ended December 31, 1999. Excluding restructuring charges and expenses from our online activities, selling, general and administrative costs increased as a percentage of our print revenues to 27.5% in 2000 from 26.0% for the year ended December 31, 1999 due to increased overall cost structure in our corporate office and to increased costs in certain of our operations, such as Canada and France.

    Selling, general and administrative expenses for the year ended December 31, 1999 increased E 23.3 million, or 38%, from E 61.0 million for the year ended December 31, 1998. Selling, general and administrative costs increased as a percentage of revenues to 29.8% for the year ended December 31, 1999 from 25.9% for the year ended December 31, 1998. These expenses also included losses on the disposal of some U.S. operations of E 2.4 million for 1998 and E 0.2 million for 1999 and fees from the acquisition of the Hebdo Mag companies of E 2.2 million for 1998. Selling, general and administrative expenses for the year ended December 31, 1999 also included E 11.5 million for online business activity. Excluding the above items and online activity, selling, general and administrative costs as a percentage of print revenues increased to 26.0% for 1999 from 23.9% for 1998.

Operating Profit Before Certain Expenses (EBITDA)

    SFAS No. 131, "Disclosures about Segment Information of an Enterprise and Related Information" requires that we disclose geographical financial information on a basis consistent with that viewed internally by key management decision makers. As such, the key operating measure for our geographical operating units (which are on a country level), including bonus remuneration, are operating profit before certain expenses such as interest, taxes, depreciation, amortization, non-cash compensation expense and write-down of impaired assets. We describe this key operating measurement as Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). We have reclassified certain expenses before 2000 to be consistent with the current year presentation. For a full reconciliation of our key operating metric with operating profit (loss), please see footnote 4 to the Combined and Consolidated Financial Statements.

    Our overall EBITDA in 2000 has decreased by E 68.4 million from E 58.5 million in 1999 to a negative E 9.9 million in 2000, including a restructuring charge of E 10.7 million related primarily to employee redundancy costs. Before restructuring costs, our consolidated EBITDA was a slightly positive E 0.8 million. This includes EBITDA from our print operations of E 74.1 million, an increase of 6% versus 1999, offset by EBITDA losses from our online activities of E 73.3 million, an increase of E 62.0 million from 1999.

    In addition, our overall EBITDA includes corporate expenses of E 54.1 million for the year ended December 31, 2000, including E 6.9 million of corporate restructuring charges, of which E 16.1 million and E 38.0 million relate to our print and online activities, respectively. Corporate expenses related to our print and online activities in 1999 were E 12.2 million and E 6.0 million, respectively.

    The increase of E 3.9 million in corporate costs related to our print operations from E 12.2 million in 1999 to E 16.1 million in 2000 reflects E 1.9 million in restructuring charges in 2000 with the remainder related to the higher costs associated with a dual-listed, publicly traded company. The increase of E 32.0 million in corporate costs associated with our online activities from E 6.0 million in 1999 to E 38.0 million in 2000 includes restructuring costs of E 5.0 million. In addition, selling, general and administrative expenses for online corporate expenses increased E 19.1 million due to increases in salary costs, contract services and technological costs related to website development.

    Excluding restructuring charges of E 7.1 million, our online activities have generated losses of E 73.3 million in 2000 as a result of our investment in marketing, salaries for sales force personnel and for the development of websites. Our recent restructuring efforts include the integration of our print and online local sales forces. Local print and online operations have also been consolidated, streamlining marketing, production and customer service costs to produce a seamless operating environment. We therefore expect to reduce costs related to our online activities in 2001.

    Excluding corporate expenses of E 16.1 million and restructuring charges, EBITDA from our print operations increased by E 6.3 million from E 82.0 million in 1999 to E 88.3 million in 2000, or 8%.

    As of December 31, 2000 we implemented a cost reduction program, reducing employee headcount by 275 people, closing certain non-core websites and consolidating facilities. We expect this cost reduction program to generate EBITDA savings of approximately E 18 million annually. Further, we expect our consolidated EBITDA to reach E 50 million for the year ended December 31, 2001, excluding the impact of acquisitions.

    EBITDA for the year ended December 31, 1999 decreased E 1.0 million, or 1.7%, to E 58.5 million from E 59.5 million for the year ended December 31, 1998. The development of our online activities accounted for a decrease of E 11.3 million. This decrease was partially offset by acquisitions, which contributed E 2.9 million to EBITDA for the year ended December 31, 1999, primarily as a result of (1) an increase of E 1.2 million in Spain and Australia as 1998 acquisitions were reflected for the full period and (2) an increase of E 1.7 million from 1999 acquisitions, excluding online acquisitions included in the E 11.3 million amount above. Additional analysis of EBITDA by our major operating countries are as follows:

    Australia.  Overall EBITDA in Australia for the year ended December 31, 2000 decreased E 2.8 million to E 2.1 million from E 4.9 million for the year ended December 31, 1999. Excluding restructuring charges, EBITDA from print operations decreased by E 0.4 million from E 5.4 million in 1999 to E 5.0 million in 2000, or 7%. This decrease was due in part to the negative EBITDA from the April 2000 acquisition of Sydney Autotrader/Buy & Sell and increased cost of revenues in Brisbane. Online activities generated losses of E 2.5 million in 2000.

    EBITDA for the year ended December 31, 1999 increased E 2.1 million, or 75%, from E 2.8 million for the year ended December 31, 1998. This increase was due in part to an increase of E 0.3 million from the full period impact of the 1998 acquisition of The Personal Trading Post, offset by a decrease of E 0.5 million from the development of the online business. Excluding the impact of the acquisition and online losses, operating profit before certain expenses increased E 2.3 million, primarily due to an increase of E 5.9 million in revenues, partially offset by (1) an increase of E 2.7 million in cost of revenues and (2) an increase of E 0.9 million in selling, general and administrative expenses.

    Canada.  Overall EBITDA in Canada for the year ended December 31, 2000 decreased E 3.5 million to E 4.8 million from E 8.3 million for the year ended December 31, 1999. Excluding restructuring charges, EBITDA from print operations increased by E 4.2 million from E 10.7 million in 1999 to E 14.9 million in 2000, or 39%. This increase reflects the positive impact of acquisitions with a decrease in margins due to increased corporate costs for North America and call center development. Without acquisitions and the favorable exchange rate impact, print EBITDA results decreased 13%. Online activities generated losses of E 9.9 million in 2000.

    EBITDA for the year ended December 31, 1999 decreased E 1.2 million, or 13%, from E 9.5 million for the year ended December 31, 1998. This decrease was due in part to a decrease of E 2.4 million from the development of the online business, including the acquisition of online businesses, offset by an increase of E 0.6 million from the 1999 acquisition of BC Auto Trader.

    France.  In France, overall EBITDA for the year ended December 31, 2000 decreased E 12.7 million to negative E 0.8 million from E 11.9 million for the year ended December 31, 1999. Excluding restructuring charges, EBITDA from print operations decreased by E 1.4 million from E 13.2 million in 1999 to E 11.8 million in 2000, or 11%. The decrease in 2000 print EBITDA reflects the cost of additional sales force personnel in the regional expansion efforts of La Centrale and increased production costs. Online activities generated losses of E 12.4 million in 2000.

    EBITDA for the year ended December 31, 1999 decreased E 0.3 million, or 2.5%, from E 12.2 million for the year ended December 31, 1998. Excluding the impact of online losses of E 1.3 million for 1999 and the acquisition of Garantie System of E 0.2 million, EBITDA increased E 0.4 million, primarily due to an increase of E 3.7 million in revenues partially offset by increases of (1) E 1.4 million in cost of revenues and (2) E 1.9 million in selling, general and administrative expense.

    Hungary.  Overall EBITDA in Hungary for the year ended December 31, 2000 decreased E 0.8 million to E 7.4 million from E 8.2 million for the year ended December 31, 1999. EBITDA from print operations decreased by E 0.3 million from E 8.5 million in 1999 to E 8.2 million in 2000, or 3%. This decrease in part due to the introduction of specialized publications generating lower margins, increased paper costs and increased infrastructure costs. Online activities generated losses of E 0.8 million in 2000.

    EBITDA for the year ended December 31, 1999 increased E 0.7 million, or 9%, from E 7.5 million for the year ended December 31, 1998. Excluding online losses of E 0.2 million for 1999, EBITDA increased E 0.9 million, primarily due to an increase of E 3.6 million in revenues, partially offset by increases of (1) E 1.9 million in cost of revenues and (2) E 0.8 million in selling, general and administrative expenses.

    Italy.  Overall EBITDA in Italy for the year ended December 31, 2000 decreased E 2.0 million to E 5.0 million from E 7.0 million for the year ended December 31, 1999. EBITDA from print operations increased by E 1.0 million from E 7.2 million in 1999 to E 8.2 million in 2000, or 14%. Print EBITDA has increased due to strong cost management, even while revenues have slightly declined versus 1999. Online activities generated losses of E 3.2 million in 2000.

    EBITDA for the year ended December 31, 1999 decreased E 0.3 million, or 4%, from E 7.3 million for the year ended December 31, 1998. Excluding online losses of E 0.1 million for 1999, EBITDA decreased E 0.2 million, primarily due to (1) a decrease of E 0.1 million in revenues and (2) an increase of E 0.3 million in selling, general and administrative expenses, partly offset by a decrease of E 0.2 million in cost of revenues.

    Russia.  In Russia, overall EBITDA for the year ended December 31, 2000 increased E 4.5 million, or 26%, to E 21.8 million from E 17.3 million for the year ended December 31, 1999. EBITDA from print operations increased by E 5.5 million from E 16.8 million in 1999 to E 22.3 million in 2000, or 33%. This increase follows the increase in revenues, with a slight reduction in margins due to lower initial margins associated with the newly integrated operations. Online activities generated losses of E 0.5 million in 2000.

    EBITDA for the year ended December 31, 1999 increased E 0.1 million, or 1%, from E 17.2 million for the year ended December 31, 1998. This increase is primarily due to (1) a decrease of E 2.9 million in revenues and (2) the 1998 E 3.0 million Russian investment provision.

    Spain.  Overall EBITDA in Spain for the year ended December 31, 2000 decreased E 2.2 million to E 6.3 million from E 8.5 million for the year ended December 31, 1999. Excluding restructuring charges, EBITDA from print operations increased by E 2.2 million from E 8.8 million in 1999 to E 11.0 million in 2000, or 25%. This increase reflects increases in revenues and improved margins through leveraging the existing cost structure. Online activities generated losses of E 4.3 million in 2000.

    EBITDA for the year ended December 31, 1999 increased E 3.0 million, or 55%, from E 5.5 million for the year ended December 31, 1998. This increase was due in part to (1) an increase of E 0.9 million as the 1998 acquisition of Segundamano was reflected for the full period and (2) an increase of E 0.7 million from the 1999 acquisition of Trueque. These increases were partially offset by a loss of E 0.3 million from the development of the online business. Excluding acquisitions and online activity, EBITDA increased E 1.7 million, primarily due to an increase of E 5.3 million in revenues partly offset by (1) an increase of E 2.7 million in cost of revenues and (2) an increase of E 0.9 million in selling, general and administrative expenses.

    United States.  Overall EBITDA in the United States for the year ended December 31, 2000 decreased E 0.6 million to E 2.7 million from E 3.3 million for the year ended December 31, 1999. Excluding restructuring charges, EBITDA from print operations increased by E 0.3 million from E 3.4 million in 1999 to E 3.7 million in 2000, or 9%. EBITDA margins have been maintained due to strong cost control programs. Online activities generated losses of E 0.8 million in 2000.

    EBITDA for the year ended December 31, 1999 increased E 3.9 million from negative E 0.6 million for the year ended December 31, 1998. This increase was due in part to an increase of E 0.3 million from the 1999 acquisition of Great Northern Wheels 'n Deals and a decrease in 1999 losses of E 2.2 million from the disposition of Zart Publications and the discontinuation of Mini Publishers.

    Although EBITDA is not a measure of performance defined by U.S. GAAP, we present EBITDA because we believe that it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA (a) is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations or as a measure of liquidity, (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses and (c) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Because all companies do not calculate EBITDA identically, our presentation may not be comparable to similarly titled measures presented by other companies.

Selling, general and administrative—Non-cash compensation expense

    Concurrent with our Initial Public Offering in April 2000, the share appreciation rights component of Units granted under our 1998 Equity Incentive Plan automatically became exercisable options, subject only to vesting requirements. The impact of this change on our financial statements was to convert cash-based compensation expense to non-cash compensation expense. We have, therefore, reclassified all non-cash charges related to all of our equity-related compensation as a separate line item in our statement of operations. These non-cash charges relate to the calculation of compensation expense based on the difference between the exercise price of the various share options (E 2.82 to E 3.57 per share option) and the deemed fair value (IPO price) of E 30.00 per share for employees. Except for share options issued to replace terminated share appreciation rights, options issued subsequent to our IPO date under our 2000 Option Plan have been issued with exercise prices equal to the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at fair market value on grant date has been recorded as of December 31, 2000 for these option grants in accordance with APB Opinion No. 25.

    The charge of E 52.1 million for the year ended December 31, 2000 has increased by E 12.0 million from E 40.1 million in 1999. The increase is driven primarily by a charge of E 15.9 million as required by a new accounting pronouncement related to the voluntary forfeiture of unvested options by our chief executive officer. This increase was reduced by other cancellations and forfeitures of unvested options from both the 1998 Equity Incentive Plan and the 1999 Option Plan in 2000. These non-cash costs increased by E 36.2 million from E 3.9 million for the year ended December 31, 1998 to E 40.1 million in 1999.

Depreciation and amortization

    Depreciation and amortization for the year ended December 31, 2000 increased E 26.0 million, or 73%, to E 61.6 million from E 35.6 million for the year ended December 31, 1999. The increase was due to an increase of E 10.0 million in amortization of goodwill and other intangibles from our recent acquisitions. In addition, an increase of E 16.0 million in depreciation versus 1999 was primarily due to acquisitions in 2000 and to accelerated depreciation of our capitalized software costs.

    Depreciation and amortization for the year ended December 31, 1999 increased E 15.9 million, or 81%, to E 35.6 million from E 19.7 million for the year ended December 31, 1998. The increase was due to (1) an increase of E 15.0 million in amortization of goodwill and other intangibles from our acquisition of the Hebdo Mag companies on December 15, 1998 and from new acquisitions and (2) an increase of E 0.9 million in depreciation primarily due to capital expenditures and new acquisitions.

Operating profit (loss)

    Operating profit (loss) for the year ended December 31, 2000 decreased by E 120.7 million from an operating loss of E 17.7 million in the year ended December 31, 1999 to an operating loss of E 138.4 million in 2000. The increase in the operating loss was due to a restructuring charge of E 25.4 million related to reducing employee headcount, closing certain non-core websites and consolidating facilities. In addition, the increase in the 2000 operating loss was related to an increase in losses related to our online business of E 62.0 million, an increase in depreciation and amortization of E 26.0 million and an increase in non-cash compensation expense of E 12.0 million and partially offset by an increase in the results of our print business of E 6.3 million.

    Operating profit (loss) for the year ended December 31, 1999 decreased E 51.5 million, or 152%, to a negative E 17.7 million from E 33.8 million for the year ended December 31, 1998. The development of the online business accounted for a decrease of E 11.3 million and a disposition in the United States contributed E 0.5 million to this decrease. These decreases were partially offset by acquisitions, which contributed E 2.9 million to operating profit for the year ended December 31, 1999, primarily as a result of (1) an increase of E 1.2 million in Spain and Australia as 1998 acquisitions were reflected for the full period and (2) an increase of E 1.7 million from 1999 acquisitions, excluding online acquisitions included in the E 11.3 million amount above. Operating profit (loss) improved in most of our operations, partially offset by increased corporate expenses.

Other (income) and expenses

    Other (income) and expenses for the year ended December 31, 2000 decreased E 15.5 million, or 38%, to E 25.2 million from E 40.7 million for the year ended December 31, 1999, primarily due to lower interest expense related to the payment of debt and shareholder notes and the conversion of the mezzanine note into shares at the IPO date. In addition, the reduction of interest and financing fees reflects the benefit of E 4.7 million for the unwinding of interest rate swaps, offset by the write-off of a portion of capitalized financing fees related to our previous credit agreement.

    Other (income) and expenses for the year ended December 31, 1999 increased E 19.3 million, or 90%, to E 40.7 million from E 21.4 million for the year ended December 31, 1998, primarily due to higher interest expenses related to the financing under the credit facility, and shareholder notes.

Income taxes

    Income taxes for the year ended December 31, 2000 decreased E 2.9 million, or 31%, to E 6.5 million from E 9.4 million for the year ended December 31, 1999, primarily due to a decrease in earnings before income taxes related to the increase in our online losses. Income taxes for the year ended December 31, 1999 decreased E 9.1 million, or 49%, to E 9.4 million from E 18.5 million for the year ended December 31, 1998, primarily due to a decrease in earnings before income taxes, partially offset by an increase in non-deductible expenses such as non-cash compensation and interest expense.

Minority interest

    During the years ended December 31, 2000 and 1999, there were minority interests primarily in J'Annonce (France), Via Via (The Netherlands) and all of our publications in Russia and Taiwan. Minority interests for the year ended December 31, 2000 decreased by E 2.1 million primarily as a result of the acquisition of minority interests in Russia, effective January 1, 2000 and increased losses related to our online activities in other countries. Minority interest for the year ended December 31, 1999 increased E 0.7 million, or 20%, to E 4.2 million from E 3.5 million for the year ended December 31, 1998, due to a decrease of minority interests in Italy and Russia resulting from the purchase in June 1998 of (1) the remaining 20% minority interest in Secondamano in Italy and (2) an additional 20% minority interest in Russia.

Net Loss

    The Company's net loss under U.S. GAAP increased by E 100.0 million from E 72.1 million in 1999 to E 172.1 million in 2000. The increase was driven by primarily by the increase in online losses of E 62.0 million, restructuring charges of E 25.4 million, the increase in depreciation and amortization of E 26.0 million and the increase in non-cash compensation expense of E 12.0 million. The decrease in interest and financing fees of E 18.2 million, the improvement in our print operations of E 6.3 million and the reduction in taxes of E 2.9 million partially offset the increase in net loss.

Inflation

    Except in Hungary, Turkey and Russia, we believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2000 and 1999. While inflation in Hungary has in the past been significant, we have generally been able to increase our prices or reduce our costs so as to largely offset the effects of inflation in that country. As a result, we believe that inflation in Hungary has not had a material adverse impact on our results of operations in Hungary expressed in euros.

    In Russia, inflation has in recent years been significant, and changes in inflation have at times been abrupt. For example, in August 1998, Russia devalued its currency following which Russia experienced a significant increase in inflation. In the months immediately following the devaluation, we were unable to make adjustments in our business that completely offset the impact of the devaluation and the increase in inflation. As a result, our results of operations expressed in euros were materially adversely affected. By December 1999, we had been able to increase our prices, reduce our costs and make other adjustments in our business to enable us to return to more traditional levels of profitability. For 2000, our pricing in local currency has increased in excess of local inflation.

    Our Turkish operations were acquired in July 2000 through our acquisition of De Partikulier and results for the six months since acquisition date represent a minor portion of our year 2000 results.

    Our financial statements relating to our Russian and Turkish operations are presented in accordance with the relevant provisions of SFAS No. 52 "Foreign Currency Translation" as applied to entities operating in highly inflationary environments. Inflation may have a material adverse impact on our results of operations in the future.

    Inflation in Russia, Hungary and Turkey from 1997-2000 as reported by the International Monetary Fund has been as follows:

	1997	1998	1999	2000
Hungary	18.3%	14.3%	10.0%	9.8%
Russia	14.7%	27.7%	85.8%	20.8%
Turkey	85.7%	84.7%	64.9%	54.9%

B.  Liquidity and Capital Resources

    Historically, our working capital requirements have been minimal, and cash flow from operations has been sufficient to finance our operations. Acquisitions have been financed primarily with borrowings, principally bank borrowings. As a result of our Initial Public Offering (IPO), our prepayment of E 63.2 million for the 12% subordinated shareholder note reduced interest expense by E 7.6 million per year and the conversion of the mezzanine notes into Class A Common Shares reduced interest expense (previously paid in the form of additional senior subordinated mezzanine notes and not in cash) by E 17 million per year. Further, the repayment of approximately E 158.9 million of indebtedness under our credit agreement with a portion of the IPO proceeds reduced interest expense we would have incurred by approximately E 9.0 million in 2000, as such committed lines remained available but undrawn for the majority of 2000. We generated a significant amount of cash as a result of our IPO and have used this cash to make acquisitions and to invest in and develop our online activities, including substantially increasing our marketing, sales and advertising expenditures and enhancing our technology. Amounts available under our credit agreement can be used for Internet investments, working capital and to finance print acquisitions. We had E 130 million of cash and available borrowings under our credit agreement as of December 31, 2000.

    The Company's net debt has decreased from E 458 million as of December 31, 1999 to E 149 million as of December 31, 2000. Our shareholders' equity as of December 31, 1999 was a negative E 3.3 million and was a positive E 465.0 million as of December 31, 2000. The effect of the IPO on the financial statements of our company was to strengthen our capital structure by the repayment of debt, increasing our shareholder's equity and to provide proceeds that have allowed us to continue investing in the development of our online activities and the acquisition of additional print publications.

    Management believes that the Company generates sufficient working capital and has access to adequate committed lines of credit to meet its presently anticipated needs for working capital.

    While the expenditures relating to our online activities have impacted our results of operations for financial statement purposes, these expenditures have not affected our ability to incur debt or to comply with the covenants in our credit agreement. These covenants permit us to grow our online activities without adversely affecting borrowing capacity if we fund the growth from sales of equity or cash flow from our online operations. The covenants effectively limit our ability to fund the growth of our online activities with cash flow from our print operations.

Credit Agreement

    We entered into a supplemental agreement on May 25, 2001 amending our credit agreement. Our credit agreement consists of term loan facilities, an acquisition facility and a revolving credit facility and provides for approximately E 270 million of secured loans as of the end of December 31, 2000 as set forth below. Some of our subsidiaries may borrow in the following five tranches:

  •
  7-year term loan facility in an aggregate principal amount equal to E 49.5 million as of December 31, 2000, reducing over time (the "Tranche A facility"), available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.00%;

  •
  8-year term loan facility in an aggregate principal amount equal to E 78.8 million (the "Tranche B facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.75%;

  •
  9-year term loan facility in an aggregate principal amount equal to E 53.1 million (the "Tranche C facility") drawn in U.S. dollars; interest at LIBOR plus a margin increasing over time to a maximum of 4.25%;

  •
  7-year revolving credit facility in the maximum amount of E 13.5 million (the "Tranche D facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.00%; and

  •
  8-year term loan facility in an aggregate principal amount equal to E 75.0 million (the "Tranche E facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.50%.

    The Tranche B facility and the Tranche C facility were drawn in full on December 15, 1998 and remain outstanding as December 31, 2000. We had E 11.1 million in borrowings against the Tranche D facility and E 15.1 million in borrowings against the Tranche E facility as of December 31, 2000. Subject to compliance with specified conditions precedent, the Tranche A facility is available for financing the development of our online business and until certain conditions are satisfied is available only up to a maximum of E 30 million, the revolving credit facility may be drawn from time to time for working capital and general corporate purposes and the Tranche E facility is available until December 31, 2001 for financing permitted acquisitions.

    The credit agreement is guaranteed by our Company and substantially all of our subsidiaries and is secured by pledges of the shares of substantially all of our subsidiaries. The guarantees from some of the subsidiaries are limited to comply with local law requirements.

    In addition to paying interest on outstanding principal under the credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit agreement in respect of the unutilized commitments at a rate of 1.25% per annum on the undrawn uncancelled amount of the Tranche A and E facilities as well as a commitment fee at a rate of 0.75% per annum on the undrawn uncancelled amount of the Tranche D loan facility, through each of these Tranches' availability period.

We will also pay a fee of up to 2.25% per annum on the face value of any documentary credits issued under the revolving credit facility plus, in the case of any letter of credit, a fronting fee to the bank issuing the letter of credit at 0.125% per annum on the face amount of the letter of credit. An annual agency fee must also be paid. In addition, we recently paid our lenders a fee of E 1,350,000 in connection with the supplemental agreement dated May 25, 2001.

    We are subject to apply the following proceeds as mandatory prepayments, with certain exceptions:

  •
  The net cash proceeds of any disposition of the assets or business, excluding sales in the ordinary course of business,

  •
  Any funds recovered pursuant to a claim under any insurance policy not used to repair the loss,

  •
  Certain issuances of subordinated debt or subordinated securities by us or some of our subsidiaries, or some issues of shares for cash by us, and

  •
  50% of the amount by which the excess cash flow over cash payments on indebtedness for the accounting period for each year exceeds E 5 million.

    We also have the right to prepay the loans under the credit agreement, without penalty, in whole or in part. Amounts applied as prepayments of the revolving credit facility may be reborrowed. Amounts prepaid in respect of the term loan facilities may not be reborrowed. All amounts outstanding under the credit agreement are required to be repaid on a change of control or a listing of shares representing more than 20% of our voting rights.

    Subject to some exceptions, covenants include (but are not limited to) restrictions on changes of business, liens, indebtedness, dividend payments, investments, joint ventures, inter-company debt and transactions between group members and issuances of share capital. We are required to comply with the covenants set forth in our credit agreement and compliance with these covenants is tested over pre-determined periods that are generally fiscal quarters. As of December 31, 2000, we were in compliance with these covenants. Under our amended credit agreement, the most restrictive financial covenants to which we are subject are:

  •
  Our ratio of consolidated cash flow to total cash pay debt service must be at least 1.10 to 1 for each covenant test period,

  •
  Our ratio of consolidated EBITDA to consolidated net cash interest payable, as defined in the credit facility, must initially be not less than 1.75 to 1, increasing over time to 2.75 to 1, and

  •
  Our permitted capital expenditures (excluding, in certain circumstances, capital expenditures related to the Internet) may not exceed 10% of consolidated EBITDA, as defined in the credit facility, for the previous year, plus an amount not exceeding E 15 million over the life of the agreement.

    We are currently in discussions with our lenders, at their request, to amend these covenants. It is expected that these covenants will become more restrictive as a result of this amendment.

    Events of default include, subject to limited exceptions, non-payment of principal when due, non-payment of interest, fees or other amounts, material inaccuracy of representations and warranties, and violation of covenants (subject, in the case of some covenants, to a 14 business day grace period after notice).

Cash Flows

    Our cash flows from operations decreased by E 67.6 million from E 24.6 million in the year ended December 31, 1999 to a negative E 43.0 million in 2000. This decrease was primarily driven by online losses of E 73.3 million, or a change of E 62.0 million from 1999 to the year ended December 31, 2000 and by cash restructuring charges of E 4.9 million. Excluding online losses of E 11.3 million in 1999 and E 73.3 million in 2000 and the restructuring charge of E 4.9 million in 2000, cash flow from operations decreased slightly by E 0.7 million from E 35.9 million in 1999 to E 35.2 million in 2000. Net cash provided by operating activities for the year ended December 31, 1999 decreased E 16.4 million to E 24.6 million from E 41.0 million for the year ended December 31, 1998, primarily due to increased interest expense and increased online and corporate costs.

    Our cash flows used in investing activities increased by E 117.9 million from E 51.7 million in 1999 to E 169.6 million in the year ended December 31, 2000. The increase was partly attributable to our payment of E 18.2 million for the cost method investment in Anuntis in Spain and for a call option on the acquisition of Avis and Revier Markt in Germany, which was reported as cash paid for investments and other assets. Cash paid for property, plant and equipment has also increased in 2000 and includes amounts paid for capitalized software costs related to our online technology development of E 18.9 million. The increase in cash paid for acquisitions includes amounts paid for the acquisition of Vancouver Buy & Sell for E 22.7 million, Sydney Buy & Sell for E 11.1 million, and Bargain Finder for E 20.8 million.

    Net cash used in investing activities was E 51.7 million for the year ended December 31, 1999. Additionally, investing activities included capital expenditures of E 10.0 million during the year ended December 31, 1999 for computer hardware and for development of online systems and websites. Cash paid for acquisitions in 1999 include the amounts paid for the acquisition of BC Autotrader in Canada for E 19.2 million and Trueque in Spain for E 6.0 million.

    Our cash flows from financing activities in the year ended December 31, 2000 was impacted primarily by our IPO in April 2000. Net cash proceeds from our IPO were E 352.3 million, proceeds from issuance of redeemable and convertible shares in January 2000 were E 27.5 million and we received cash from the exercise of warrants for our common shares. Cash payments on borrowings reflect the payment on our previous credit agreement of E 233.3 million and the payment of our shareholder notes of E 63.2 million concurrent with the IPO. The payment of our previous credit agreement was accompanied by an immediate drawn down of E 74.4 million on our amended and restated credit agreement.

    Net cash provided by financing activities of E 35.6 million during the year ended December 31, 1999 included E 39.2 million of additional capital stock and redeemable preferred shares issued and E 13.2 million of additional borrowings net of repayments.

C.  Research and development, patents and licences, etc.

    Given the nature of our business, we have historically had insignificant expenditures on research and development.

D.  Trend information

    For information about our future operating results and capital resources, see Items 5A "Operating Results" and 5B "Liquidity and Capital Resources".

Item 6.  Directors, Senior Management and Employees

A. and C.  Directors, senior management and Board practices

MANAGEMENT

Supervisory Board

    Our management is entrusted to the management board under the supervision of the supervisory board. The supervisory board, which is comparable to the non-executive directors on a U.S. board of directors, advises the management board and is responsible for supervising the policies pursued by the management board and the general course of our affairs and our business. In addition, some actions taken by resolution of the management board require the prior approval of the supervisory board. See "—Management Board." In fulfilling their duties, members of the supervisory board must act in the best interests of Trader.com N.V. and its business.

    The supervisory board consists of not less than five members. The number of supervisory board members is determined by the general meeting of shareholders acting by majority vote. There are eleven supervisory board members. The general meeting of shareholders, acting by majority vote, appoints members of the supervisory board. Members of the supervisory board serve until the end of the next annual general meeting of shareholders after their election, and may be re-appointed. If no supervisory directors are appointed at the annual general meeting of shareholders, the terms of the existing supervisory directors continue until the general meeting of shareholders appoints supervisory directors. The supervisory board may nominate candidates to fill vacancies in the supervisory board. These nominations are not binding on shareholders. Holders of 25% or more of the voting power in the general meeting of shareholders may also nominate candidates to fill supervisory board vacancies. These nominations are also not binding on shareholders. The supervisory board must include at least two non-affiliated members, meaning persons who are not party to any financial, business or other relationship with us that would interfere with the exercise of independent judgment. The supervisory board has established audit and compensation committees, each of which has at least three members.

    The supervisory board elects one of its members to serve as Chairman. The Chairman or any two members of the management board may call a meeting of the supervisory board. The supervisory board must meet no less frequently than once each calendar quarter. Resolutions of the supervisory board generally require a majority of votes cast at a meeting where a majority of the members of the supervisory board is present or represented. Resolutions of the supervisory board in respect of the following matters require more than 75% of the votes cast at a meeting where a majority of the members of the supervisory board is present or represented:

  •
  any transaction in which any member of the supervisory board or management board has a personal interest, including compensation and other terms and conditions of employment of any management board member; and

  •
  any amendment of our articles of association except any amendment limited to an increase of our authorized capital.

    A member of the supervisory board must retire at or before the annual general meeting of shareholders held in the year in which he or she reaches the age of seventy-two. In addition to appointing members of the supervisory board, the general meeting of shareholders, acting by majority vote,

  •
  may suspend or dismiss one or more members of the supervisory board and

  •
  establishes the compensation of members of the supervisory board.

    As of December 31, 2000, the list of supervisory directors is as follows:

Name	Age	Position
Ernest-Antoine Seillière	63	Chairman
Roland Berger(2)	63	Member
Shelby Bonnie	36	Member
Arnaud Fayet(1)(2)	59	Member
Jean-Marc Janodet(1)(2)	66	Member
George Mallinckrodt(1)	70	Member
Jaime de Marichalar	38	Member
Barry Nalebuff	42	Member
René Rijntjes	49	Member
Donald Sobey	66	Member
Christiaan Antonius Van Den Berg	51	Member

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

    Ernest-Antoine Seillière  has served as a member of our supervisory board since December 1998. Mr. Seillière is President and CEO of CGIP and Marine-Wendel, the main holding companies within the Wendel Group. Mr. Seillière joined the Wendel Group in 1976. Prior to that time, Mr. Seillière was a member of the French diplomatic corps. Mr. Seillière is also vice-chairman of the board of Cap Gemini, and vice-chairman of the supervisory board of bioMérieux-Pierre Fabre, a Director of Valeo, Société Générale and Eridania Beghin-Say, a member of the supervisory boards of Oranje-Nassau Groep, Peugeot S.A. and Hermès International S.A., and President of the MEDEF, the French Business Confederation.

    Roland Berger  has served as a member of our supervisory board and our compensation committee since April 2000. He founded Roland Berger & Partners GmbH in 1967 and has worked for it since that time. Prof. Berger received his degree in business from Ludwig-Maximilians-Universitat in Munich, Germany in 1962. He is a member of various supervisory boards and consultant groups. These include Vice-Chairman of the Association of Management Consulting Firms (AMCF), President of the Fédération Européenne des Associations de Conseils en Organisation (FEACO) and President of the Bundesverband Deutscher Unternehmensberater e.V. (BDU).

    Shelby Bonnie  has served as a member of our supervisory board since April 2000. He has served as CNET's Vice Chairman since May 1999 and its Chief Executive Officer since March 2000. Mr. Bonnie also served as CNET's Chief Financial Officer from July 1993 until December 1997 and its Chief Operating Officer from December 1997 until May 1999. From 1990 until joining CNET in 1993, Mr. Bonnie was a Managing Director of Tiger Management Corporation, a New York based investment management firm. From 1992 to 1993, Mr. Bonnie also served as a General Partner of Lynx Capital, where he was responsible for oversight of a $90 million private equity fund.

    Arnaud Fayet  has served as a member of the supervisory board and the audit committee of Trader.com N.V. since December 1998. He has served as chairman of the compensation committee since April 2000. Mr. Fayet has been a member of CGIP's executive committee since 1995. Prior to that time he served as Director General, Executive Vice President and member of the board of management of Carnaud and Carnaudmetalbox. Mr. Fayet is also a Director of AOM Participations, bioMérieux SA, Valeo, Wheelabrator Allevard and Stallergènes. Mr. Fayet is an engineering graduate of the Ecole Centrale.

    Jean-Marc Janodet  has served as a member of the supervisory board, the audit committee and the compensation committee since April 2000. Mr. Janodet is Chief Financial Officer of CGIP and a member of CGIP's executive committee. Mr. Janodet has been employed by the Wendel Group since 1960. Mr. Janodet is a member of the board of directors of Marine Wendel, Valeo and bioMérieux Alliance and a member of the supervisory board of Banque NSMD and Oranje-Nassau Groep. Mr. Janodet graduated from the Ecole Supérieure de Commerce de Paris.

    George W. Mallinckrodt KBE  has served as a member of our supervisory board and audit committee since April 2000. He has been the President of Schroders plc since 1995 and is also on its Board of Directors. Prior to becoming President, Mr. Mallinckrodt served as Chairman and Chief Executive Officer of J.Henry Schroder Bank & Trust Company, New York, and President and Chief Executive Officer of Schroder Incorporated, New York, for 15 years. He has worked for Schroder in a variety of positions since 1954.

    Jaime de Marichalar  has served as a member of our supervisory board since April 2000. He has been the Managing Director/Senior Advisor at Credit Suisse First Boston (Madrid) since 1998. Prior to becoming Managing Director, he worked for four years in asset management, corporate banking and capital markets at Credit Suisse First Boston (Paris). Mr. de Marichalar is the Chairman of Fundacion Winthertur in Spain and a member of the board of directors of Credit Suisse Hottinguer in Paris.

    Barry Nalebuff  has served as a member of our supervisory board since April 2000. He is the Milton Steinbach Professor at Yale School of Management where he has been a professor since 1989. Before Yale, he taught at Harvard and Princeton. Mr. Nalebuff serves on the board of directors of Bear Stearns Financial Products and Connecticut Citizenship Fund. Mr. Nalebuff graduated from the Massachusetts Institute of Technology. He is a Rhodes Scholar and received his doctorate in economics at Oxford University.

    René Rijntjes  has served as a member of our supervisory board since April 2000. He is a founder and shareholder of TMF Netherlands B.V. and is a member of the management boards of a number of multinational companies and financial institutions. Mr. Rijntjes received a law degree from the University of Utrecht.

    Donald Sobey  has served as a member of our supervisory board since April 2000. He has been the Chairman of Empire Company Limited since 1985, the President since 1969 and on the board of directors since 1963. He is also on the Board of Directors for a number of Canadian companies.

    Christiaan Antonius Van Den Berg  has served as a member of our supervisory board since June 2000. He is a Managing Director at TMF Netherlands B.V. He previously held various executive positions with VSB-AMEV-Fortis, BMW and ABN Amro.

    Our controlling shareholders have entered into a shareholders agreement pursuant to which they have agreed, among other things, to use their best efforts:

  •
  to cause six members of the supervisory board to be comprised of individuals designated by Louise T. Blouin, John H. MacBain and Eric Teyssonnière, and

  •
  to cause three members of the supervisory board to be comprised of individuals designated by CGIP.

    The supervisory directors designated by Ms. Blouin, Mr. MacBain and Mr. Teyssonnière are Mr. Bonnie, Mr. de Marichalar, Mr. Nalebuff, Mr. Rijntjes, Mr. Sobey and Dr. Van Den Berg. The supervisory directors designated by CGIP are Mr. Seillière, Mr. Fayet and Mr. Janodet.

    Audit Committee.  The responsibilities of the Audit Committee include reviewing our annual and interim financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission or other regulatory bodies. The Audit Committee recommends to our shareholders the selection of an independent accounting firm and approves the fees and other compensation to be paid to our accounting firm. The Audit Committee also:

  •
  reviews the performance of the Company's independent accounting firm;

  •
  reviews the adequacy of the internal financial, accounting, legal compliance and ethics controls; and

  •
  reviews the Company's auditing, accounting and financial reporting processes in general.

    The activities and responsibilities above constitute a general description of the terms of reference of the Audit Committee which are not limited to solely those outlined above. The Audit Committee also meets annually with the Management Board, the CFO and the independent accountants in separate sessions.

    Compensation Committee.  The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our supervisory directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our option schemes.

Management Board

    The management board is responsible for the management of our business under the supervision of the supervisory board. Any two members of the management board, acting jointly, are authorized to represent us by entering into contracts on our behalf or by taking other action which binds us. The management board must obtain prior approval from the supervisory board for:

  •
  the issuance, repurchase or redemption of any of our equity securities, and the exclusion of preemptive rights associated with any issuances of shares;

  •
  the application for listing or withdrawal of listing of any of our equity securities on any securities exchange or automatic quotations system;

  •
  the amendment of our articles of association;

  •
  our merger or dissolution;

  •
  our filing of any petition for bankruptcy or other protection pursuant to any applicable law for the protection of creditors;

  •
  any transaction in which any member of the supervisory board or management board has a personal interest; and

  •
  the proposal to declare or pay any dividends or other distributions on our shares.

    The general meeting of shareholders has delegated to the management board the right to issue, subject to the approval of the supervisory board, equity securities and to exclude preemptive rights associated with any of these issuances for a five year period ending in 2005.

    The management board consists of not less than two managing directors. The number of management board members is determined by the supervisory board. The general meeting of shareholders, acting by majority vote, appoints members of the management board. There are currently three managing directors. Managing directors serve for an indefinite term.

    The general meeting of shareholders may also suspend or remove any managing directors. The supervisory board may also suspend any managing director, but if the general meeting of shareholders does not remove a suspended managing director within three months of suspension, the suspended managing director may resume his seat on the management board.

    The supervisory board determines the compensation and other terms and conditions of employment of the members of the management board.

    As of December 31, 2000, the list of managing directors is as follows:

Name	Age	Position with the Company	Appointed
John H. MacBain	43	Chief Executive Officer and President	1998
Eric Teyssonnière de Gramont	62	Vice Chairman	1998
Ruud Waals	44	Member of the Management Board	2000

    John H. MacBain  is a founder of our company and has served as the president and chief executive officer since the inception of the Hebdo Mag companies. He became our sole chief executive officer in October 2000. He is a Rhodes scholar and received an M.B.A. from Harvard Business School and an M.A. in law from Oxford University.

    Eric Teyssonnière de Gramont  joined us in 1989 and has served as vice chairman since 1993. He received an executive business degree from Stanford Graduate School of Business and the Institut d'Etudes Politiques de Paris.

    Ruud Waals  has served as a member of our management board since January 2000. He joined us in January 2000 as Senior Legal and Tax Manager. Mr. Waals was a corporate attorney with The Larmag Group until he joined us. Prior to 1994, he was a tax advisor at KPMG Meijburg & Co. Mr. Waals received his masters degree in tax law from the University of Leiden.

Executive Officers

    As a legal matter, our executive officers support the management board in its management of the company. In practice, our executive officers and the management board work closely together in managing the company and its business.

    As of December 31, 2000, the list of executive officers is as follows:

Name	Age	Position with the Company
Didier Breton	48	Chief Operating Officer
Robert Fetherstonhaugh	46	Deputy Chairman
François Jallot	45	Chief Financial Officer
Louis Kyle	44	Vice President Best Practices
Bjorn Lindberg	44	Vice President Operations
Elizabeth Pauchet	38	General Counsel
Claude Schwab	44	Vice President Operations

    Didier Breton  joined us as our chief operating officer in June 2000. Prior to joining us, he was President of the Infrastructure & Systems Division at Bull. He has extensive executive experience in managing international operations at companies such as Hewlett Packard and Valeo. He holds an MBA from the Institut Superieur des Affaires.

    Robert Fetherstonhaugh,  our deputy chairman, joined us in 1998. For ten years prior to joining us, he held several positions of leadership at the accounting firm of KPMG in Montréal, Canada, including audit partner from 1989 to 1994, managing partner of the high technology practice from 1995 to 1996 and managing partner of the financial institutions group from 1997 to 1998. He is a chartered accountant.

    François Jallot  joined us as our chief financial officer in 1997. From 1993 to 1996, he was the international finance director for Cerruti. Mr. Jallot received a business degree from Ecole Supérieure de Commerce de Paris and an M.B.A. from the Wharton School of the University of Pennsylvania.

    Louis Kyle  joined us as our president, Internet in 1998. He is currently employed as our Vice-President, Best Practices. From April 1994 to September 1995, Mr. Kyle was the Group Publisher of PC Direct and PC Expert magazines at Ziff Davis France. From September 1995 until he joined us, Mr. Kyle was the Directeur Général Adjoint for PC Direct and PC Expert magazines and the ZD Net online service at Ziff Davis France.

    Bjorn Lindberg  has been our vice president, operations since 1997. Mr. Lindberg was the president from 1990 to 2000 of Gula Tidningen, a classified advertising publication in Sweden that we acquired in 1993. Mr. Lindberg received an M.B.A. from Stockholm School of Economics and Business Administration.

    Elizabeth Pauchet  has served as our general counsel since 1996. From October 1989 to July 1996, Ms. Pauchet was an associate in the New York and Paris offices of the law firm Davis Polk & Wardwell. Ms. Pauchet received a J.D. from Yale Law School.

    Claude Schwab  joined us as our vice president, operations in 1996. Prior to 1996, Mr. Schwab was the commercial director of the Division Confiserie KJS France of Kraft General Foods from 1990 to 1993 and director of a food category of Philip Morris from 1994 to 1996. Mr. Schwab received a business degree from Ecole Supérieure des Sciences Economiques et Commerciales.

B.  Compensation

    The aggregate amount of compensation that we paid to our principal executive officers and managing directors as a group, which included 10 persons in all, for services rendered in all capacities during 2000 was approximately E 2.4 million.

    In 2000, we paid members of the supervisory board approximately E 217,000 in the aggregate in compensation for services rendered. In addition, in 2000 we granted initially to each supervisory director options to purchase 20,000 Class A Common Shares at E 30 per share, which will vest over five years. We reimburse the members of the supervisory board for out-of-pocket expenses they incur in connection with the exercise of their duties. We do not have any service contracts with directors which provide for benefits upon termination of employment.

    Options to purchase shares have been granted to executive officers under our 1998, 1999 and 2000 plans in accordance with their terms for vesting and exercise as follows, taking into account forfeitures and cancellations:

Plan	Exercise Price		Number of Executives	Number of Options
1998	E E	2.82 3.57	7 1	1,105,272 22,500
1999	E	3.57	1	258,492
2000	E E	7.06 17.26	7 3	420,000 263,000

		Total		2,069,264

Executive Employment Agreements

    In January 2000, Mr. MacBain entered into amended and restated employment agreements with Trader.com Management (Services) B.V. These agreements consist of an agreement with Mr. MacBain and a separate agreement with his wholly owned personal services corporation. These agreements provide for Mr. MacBain or personal services corporation to render services to the subsidiaries of Trader.com N.V. for an initial five year term which commenced December 15, 1998 and automatically extends for additional twelve month periods unless terminated by either party by written notice. Pursuant to these agreements, Mr. MacBain is entitled to receive directly or indirectly an annual cash compensation equal to E 100,000 and his personal services corporation received a one-time grant of options to purchase 861,639 Class A Common Shares at an exercise price of E 3.57 per share pursuant to Trader.com N.V.'s 1999 Option Plan. In addition, he is entitled to use two company vehicles. The agreements provide for a severance benefit if we terminate Mr. MacBain's employment without cause or if he terminates his employment with good reason (which includes a change of control). The severance benefit is the annual cash compensation described above for a period of 18 months following the termination date. The agreements provide for the indemnification of Mr. MacBain to the extent permissible under applicable law. Mr. MacBain's agreements, as well as similar agreements signed by Louise T. Blouin and her wholly owned personal services corporation, contain confidentiality provisions and noncompete provisions for a period of three years after the first date Ms. Blouin and Mr. MacBain cease to hold a majority of the voting rights of all shares of Trader.com N.V.

    In January 2001, Mr. MacBain publicly announced that he would voluntarily forego any compensation for the years 2001 and 2002 and he would forego any further vesting of his options to purchase Class A Common Shares. As of such announcement, Mr. MacBain had vested options to purchase 258,492 Class A Common Shares.

    In October 2000, Louise T. Blouin resigned as Chairman and Co-Chief Executive Officer, terminating both her employment agreement with Trader.com Management (Services) B.V. and the separate agreement with her personal services corporation. The Company paid her E 2.5 million and the Supervisory Board agreed to nominate her for election to the supervisory board. Upon resignation, 558,147 outstanding but unvested options granted to Ms. Blouin under the 1999 Option Plan were forfeited.

D.  Employees

    As of December 31, 2000, we had over 4,700 full time equivalent employees (excluding independent contractors) in 20 countries. Many of our employees in Argentina, Australia, Brazil, Canada, France, Italy, Spain and Sweden are represented by local labor unions or benefit from national collective bargaining agreements. No work stoppages have had adverse effects on operations in the past three years. We consider our relationships with our employees to be satisfactory.

    We had approximatively 3,100 and 2,500 employees in 17 and 14 countries as of December 31, 1999 and 1998, respectively.

E.  Share ownership

1998 Equity Incentive Plan

    Our 1998 Equity Incentive Plan, as amended, provided for the grant of "Share Rights" to key employees of the Group or its subsidiaries and other individuals who render service to the Group or its subsidiaries upon approval by the Supervisory Board. Share Rights represent the following:

  •
  share options as part of a Unit prior to an IPO (and exercisable only after an IPO),

  •
  share options alone on or after an IPO,

  •
  share appreciation rights ("SARs") as part of a Unit prior to an IPO only,

  •
  restricted share awards (denominated in shares or share units) and the opportunity to make direct purchases of shares.

    Under the terms of the Plan, 4,800,000 Class A Common Shares were authorized for issuance upon exercise of Share Rights. Following the IPO, 10% of all outstanding options vested immediately. Each Unit represented either an option to purchase three Class A Common Shares or a SAR representing 2.25 Class A Common Shares. Upon the completion of the IPO, all Units were converted into options to purchase 3 Class A Common Shares. The 1998 Equity Incentive Plan is closed to further grants.

    At December 31, 2000, options to purchase 3,050,648 shares have been granted under the 1998 Equity Incentive Plan at exercise prices ranging from E 2.82 to E 3.57. These options expire 10 years after the date of grant.

    Each unit or option granted is subject to a five year vesting schedule pursuant to which the unit or option vests 20% upon the first, second, third, fourth and fifth anniversary of the grant date. At the IPO date, 10% of the option grant which otherwise would have vested in year five became immediately vested. Further, upon each of the first and second anniversaries of the completion of an "acquisition", 50% of all options and units then unvested and held by persons who remain employees of Trader.com N.V. or the surviving or acquiring entity become immediately vested in full. For purposes of the 1998 Equity Incentive Plan, "acquisition" means:

  •
  any merger or consolidation after which the voting securities of Trader.com N.V. outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of Trader.com N.V.'s voting securities or the surviving or acquiring entity outstanding immediately after the event;

  •
  any sale of all or substantially all of our assets or share capital (other than in a spin-off or similar transaction); or

  •
  any other acquisition of all or substantially all of our business, as determined by us.

1999 Option Plan

    Our 1999 Option Plan provides for the grant of options to purchase a maximum of 1,723,278 Class A Common Shares. No further options are available for grant under the 1999 Option Plan because all of the options under the plan were granted to Ms. Blouin and Mr. MacBain at an exercise price of E 3.57. These options expire 10 years after grant.

    Each option granted is subject to a four year vesting schedule pursuant to which the option vests 20% upon the date of grant and 20% upon the first, second, third, and fourth anniversary of the grant date. At the IPO date, 10% of the option grant which otherwise would have vested in year four became immediately vested.

    Upon Ms. Blouin's departure as an employee of Trader.com in October 2000, Ms. Blouin had vested options to purchase 258,492 Class A Common Shares. The remainder of Ms. Blouin's unvested options to purchase Class A Common Shares were forfeited upon her departure and, as such, no further options will vest for Ms. Blouin. In January 2001, Mr. MacBain publicly announced that he had voluntarily forfeited his then unvested options to purchase Class A Common Shares, leaving him with vested options to purchase 258,492 Class A Common Shares.

2000 Option Plan

    Our 2000 Option Plan provides for the grant of options to purchase a maximum of 5,000,000 Class A Common Shares. As of December 31, 2000, options to purchase 2,429,288 Class A Common Shares have been granted under this plan at a weighted average exercise price of E 13.41. These options expire 10 years after grant.

    The 2000 Equity Incentive Plan is administered by a committee appointed by our supervisory board. Subject to the provisions of the equity plan, this committee has the authority to determine the terms of the options, awards and opportunities to make direct purchases of shares, including the authority to:

  •
  determine to whom share rights may be granted;

  •
  determine the times at which share rights will be granted;

  •
  determine the exercise price of shares subject to share rights;

  •
  determine the time when each share right shall become exercisable and the duration of the exercise period;

  •
  extend the period during which outstanding share rights may be exercised;

  •
  determine whether restrictions such as repurchase options are to be imposed on shares subject to share rights and the nature of any restrictions, if any; and

  •
  interpret the equity plan and prescribe and rescind rules and regulations relating to it.

    Each option granted is subject to a five year vesting schedule pursuant to which the option vests 20% upon the each anniversary of the grant date. Further, upon each of the first and second anniversaries of the completion of an "acquisition", 50% of all options then unvested and held by persons who remain employees of Trader.com N.V. or the surviving or acquiring entity shall become immediately vested in full. For purposes of the 2000 Option Plan, "acquisition" has substantially the same definition as in the 1998 Equity Incentive Plan.

Item 7  Major Shareholders and Related Party Transactions

A.  Major Shareholders

    The following table sets forth information as of December 31, 2000 regarding the beneficial ownership of our outstanding capital shares.

	Class A(1) Common Shares		Class B(1) Common Shares
					% Total Voting Power	% of Common Shares
	Shares	%	Shares	%
MacBain Group(2)	13,887,340	34.5	36,562,119	70.9	68.6	54.9
Compagnie Générale d'Industrie et de Participations(3)	12,294,184	30.5	15,037,881	29.1	29.2	29.8
All directors and executive officers as a group (20 persons)(4)	773,015	1.9	—	—	*	*

*
denotes less than 1% of total shares outstanding

(1)
Class A Common Shares have one vote per share; Class B Common Shares have twelve votes per share.

(2)
These shares are held through a number of entities which are directly or indirectly owned by Ms. Blouin and Mr. MacBain. Includes 258,492 Class A Common Shares issuable upon the exercise of options granted under the 1999 Option Plan held by Ms. Blouin and 258,492 Class A Common Shares issuable upon the exercise of options granted under the 1999 Option Plan held by Mr. MacBain, in each case that are currently exercisable. Includes 397,899 Class A and 1,096,864 Class B Common Shares attributable to an interest owned by Mr. Teyssonnière in an entity controlled by Ms. Blouin and Mr. MacBain. Also includes 107,100 Class A Common Shares issuable upon the exercise of options granted under the 1998 Equity Incentive Plan held by Mr. Teyssonnière which are currently exercisable.

(3)
These shares are held through a number of entities which are directly or indirectly owned by CGIP. Shares of CGIP representing a majority of the voting share capital are held by Marine-Wendel. Shares of Marine-Wendel representing a majority of the voting share capital are held by Wendel-Participations. Shares of Wendel-Participations representing a majority of the voting share capital are held by Société de Gérance de Valeurs Mobilières. Marine-Wendel and Société de Gérance de Valeurs Mobilières is a société anonyme organized under the laws of France. Wendel-Participations is a société en nom collectif organized under the laws of France. CGIP has advised us that no person or group of persons (as defined in Rule 3d-3 under the Securities Exchange Act of 1934) owns or controls a majority of the voting share capital of Société de Gérance de Valeurs Mobilières.

(4)
Includes 451,928 Class A Common Shares issuable upon the exercise of options granted under the 1998 Equity Incentive Plan that are currently exercisable. Excludes shares and options held by Ms. Blouin, Mr. MacBain, Mr. Teyssonnière and any shares which would be attributable to CGIP. No director or officer, other than Mr. MacBain or Mr. Teyssonnière, holds more than 1% of any class of common shares.

    As of December 31, 2000, 590,000 of the Company's Class A Common Shares and none of the Class B Common Shares were held in the United States of America.

Shareholders Agreement

    On February 18, 2000, we entered into a shareholders agreement, which was amended and restated in its entirety as of March 16, 2000, with the holders of all of our Class B Common Shares (which are two subsidiaries of CGIP and Floscule B.V., a Dutch corporation indirectly owned and controlled by Ms. Blouin and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest) and with CGIP, Ms. Blouin, Mr. MacBain and Mr. Teyssonnière relating to the election of our supervisory directors, the transferability of the Class B Common Shares and other matters.

    Under the shareholders agreement, the holders of Class B Common Shares have agreed that if either holders of Class B Common Shares affiliated with Ms. Blouin, Mr. MacBain and Mr. Teyssonnière or holders of Class B Common Shares affiliated with CGIP hold a majority of the Class B Common Shares, then the holders of Class B Common Shares will vote all of their Class B Common Shares and otherwise use their best efforts:

  •
  to cause our supervisory board to have 11 members,

  •
  to cause six members of the supervisory board to be comprised of individuals designated by the holders of the majority of the Class B Common Shares,

  •
  to cause three members of the supervisory board to be comprised of individuals designated by the holder of a minority of the Class B Common Shares,

  •
  to cause a majority of the members of the management board to be comprised of individuals designated by holders of a majority of the Class B Common Shares,

  •
  to establish a review committee to examine, on behalf of the supervisory board, matters submitted to the supervisory board by the management board and to cause this committee to be comprised of the three members of the supervisory board designated by the holder of a minority of the Class B Common Shares and of the two other members of the supervisory board not designated by the holders of a majority of the Class B Common Shares,

  •
  to cause the audit committee to include at least one member of the supervisory board designated by the holder of a minority of the Class B Common Shares, and

  •
  to vote all of their Class B Common Shares at any general meeting of shareholders in favor of all matters submitted by the management board if approved by the supervisory board.

    The Shareholders Agreement restricts the transfer of Class B Common Shares as follows:

  •
  any holder of Class B Common Shares may at any time convert any of its Class B Common Shares into one Class A Common Share and eleven Class C shares for each Class B Common Share converted.

  •
  any transfer of Class B Common Shares will automatically result in the conversion of those shares into one Class A Common Share and eleven Class C shares for each Class B Common Share so transferred, except in the following cases: transfers by CGIP and its subsidiaries to CGIP and its subsidiaries, transfers by Floscule to Ms. Blouin, Mr. MacBain, Mr. Teyssonnière, family members of Ms. Blouin, Mr. MacBain and Mr. Teyssonnière, or entities owned or for the benefit of these individuals, and transfers by CGIP and its permitted transferees to Floscule and its permitted transferees if Floscule and its permitted transferees hold a majority of the class B Common Shares and transfers by Floscule and its permitted transferees to CGIP and its permitted transferees if CGIP and its permitted transferees hold a majority of the Class B Common Shares, transfers of Class B Common Shares that (together with any other Class B Common Shares already owned by the purchaser or being acquired by purchaser (directly or indirectly) at the same time) represent more than 50% of all of the votes that may be cast at a general meeting of shareholders to a purchaser who agrees to acquire any and all Class A

    Common Shares and Class B Common Shares at the same time as it acquires the Class B Common Shares pursuant to an offer made by the purchaser to all of our shareholders and for a price per Class A Common Share that is equal to the highest price per Class B Common Share paid by such purchaser for the Class B Common Shares it is buying.

    The Shareholders Agreement provides that if Ms. Blouin, Mr. MacBain, or Mr. Teyssonnière transfer any interest in Floscule or any other entity owned by Ms. Blouin, Mr. MacBain, Mr. Teyssonnière and their families that holds Class B Common Shares, that entity must convert all Class B Common Shares into Class A Common Shares and Class C shares it holds unless: the purchaser is an unaffiliated third party, the transfer is of 100% of that entity, the transfer represents the indirect transfer of Class B Common Shares representing more than 50% of all of the votes that may be cast at a general meeting of shareholders, and the purchaser agrees to acquire any and all Class A Common Shares and Class B Common Shares at the same time as it acquires the applicable entity pursuant to an offer made by the purchaser to all of our shareholders and for a price per Class A common share that is equal to the highest implied price per Class B Common Shares paid by such purchaser by means of its purchase of the entity owned by Ms. Blouin, Mr. MacBain, Mr. Teyssonnière and their families that holds Class B Common Shares.

    Any Class C shares resulting from a conversion of Class B Common Shares into Class A Common Shares must be transferred to us by the holder for no consideration.

    The shareholders agreement provides that, if the holders of Class B Common Shares affiliated with Ms. Blouin, Mr. MacBain and Mr. Teyssonnière hold a majority of the Class B Common Shares, and if Ms. Blouin, Mr. MacBain and Mr. Teyssonnière wish to sell all of their Class B Common Shares to a purchaser, they have the option to require CGIP and its subsidiaries to sell all of their Class B Common Shares to the same purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B Common Shares, then they will have this right.

    The shareholders agreement provides that, if the holders of Class B Common Shares affiliated with Ms. Blouin, Mr. MacBain and Mr. Teyssonnière hold a majority of the Class B Common Shares and wish to sell all of their Class B Common Shares to a purchaser, but the Class B Common Shares proposed to be sold do not represent more than 50% of all of the votes that may be cast at a general meeting of shareholders, then CGIP and its subsidiaries have the right to sell their shares to the purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B Common Shares, then the holders of Class B Common Share affiliated with Ms. Blouin, Mr. MacBain and Mr. Teyssonnière will have this right.

Registration Rights

    On February 18, 2000, we entered into a registration rights agreement providing our shareholders who are affiliated with CGIP, Ms. Blouin and Mr. MacBain with the right in some circumstances to cause their shares to be registered for sale under the Securities Act of 1933 ("The Securities Act").

    Beginning September 27, 2000, the shareholders affiliated with CGIP, acting together, and Floscule B.V. (a Dutch Corporation indirectly owned and controlled by Ms. Blouin and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest) may each demand that we file one registration statement under the Securities Act that registers Class A Common Shares. We would only be obligated to register shares if the aggregate gross proceeds of the public offering were at least E 47.0 million.

    If we propose to register any of our securities under the Securities Act, either for our own account or for the account of any of our security holders, the shareholders affiliated with CGIP, acting together, and Floscule B.V. are each entitled to notice of this registration and to include their Class A Common Shares in this registration. In the event of a registration pursuant to an underwritten public offering of our Common Shares, however, the underwriters will have the right, subject to specified conditions, to limit the number of shares included in the registration.

    Once we have qualified to use a registration statement on Form F-3 to register securities under the Securities Act, the shareholders affiliated with CGIP, acting together, and Floscule B.V. have the right to request that we file a registration statement on Form F-3 or any successor thereto for a public offering of all or any portion of their Class A Common Shares, as long as the reasonably anticipated aggregate price to the public of the offering would not be less than E 9.4 million ($10 million).

    In general, we will bear all fees, costs and expenses of registrations (other than applicable underwriting discounts and selling commissions). In addition, we have agreed to indemnify the shareholders affiliated with CGIP and Floscule B.V. against, and provide contribution with respect to, liabilities relating to any registration.

Convertible Preferred Shares

    From February 1999 to January 31, 2000, pursuant to our Acquisition Line and Mezzanine Agreement, we issued preferred shares to entities controlled by CGIP, Ms. Blouin and Mr. MacBain which were convertible into our Class A Common Shares at prices deemed beneficial to the holder of the preferred shares. The Acquisition Line and Mezzanine Agreement were terminated at the time of our IPO. For financial reporting purposes, the difference between the fair value of the underlying Class A Common Shares at the time of issuance and the conversion price was deemed to be a non-cash dividend. The following table describes the issuances of convertible preferred shares, the number of Class A Common Shares into which they were converted in April 2000 on the effective date of our IPO, the effective price per Class A Common Share and the deemed dividend amount.

Date as of Which Shares Were Issued	Number of Convertible Preferred Shares Issued	Class A Common Shares Upon Conversion	Deemed Fair Value per Class A Common Stock	Effective Price per Class A Common Stock	Deemed Dividend Amount (E000's)
February 22, 1999	3,375	1,089,273	E2.82	E2.82	—
August 5, 1999	6,075	1,738,293	E24.50	E3.26	E36,921
August 27, 1999	17,061	5,179,260	E24.50	E3.12	110,733
December 31, 1999	3,825	1,046,817	E30.00	E3.65	27,584

Total 1999	30,336	9,053,643			175,238
January 31, 2000	20,625	5,644,584	E30.00	E3.65	148,735

Total 1999 and 2000	50,961	14,698,227			E323,973

    The deemed fair value of the underlying Class A Common Shares is (a) the exercise price for the issuance in the period ended March 31, 1999, (b) E 24.50 per Class A common share for the period ending September 30, 1999 and (c) E 30.00 per Class A Common Share for subsequent periods.

    On our Combined and Consolidated Statement of Operations for the applicable period, the deemed dividends increase the net loss available to common shareholders. The deemed dividends have no impact for any reporting period after the period in which the preferred shares are issued because we record the entire amount of the applicable dividend in the period of issuance. On our Combined and Consolidated Balance Sheets, the deemed dividends are added to additional paid-in-capital and accumulated deficit and, as a result, have no net impact on our shareholders' equity (deficit).

B.  Related party transactions

Reacquisition of the Russian Business

    In December 1999, Trader.com entered into a memorandum of understanding with entities controlled by Ms. Blouin and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest, CGIP (including subsidiaries of CGIP), members of local Russian management and entities controlled by local Russian management relating to the purchase of the 88% interest in Pronto Moscow LLC, as well as other classified advertising assets in the Ukraine. We signed the definitive agreement and closing thereunder occurred on February 18, 2000 with effectiveness from January 1, 2000.

    We acquired this interest by purchasing 100% of the capital stock of Mirabridge International B.V. indirectly from CGIP and Beachcave Corporation NV, an entity controlled by Ms. Blouin and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest, for an aggregate purchase price of E 130.5 million. The purchase price consisted of the assumption of indebtedness in the form of a promissory note to Marianda AG, a nominee of local Russian management, the issuance of newly created Class C Redeemable Preferred Shares indirectly to Beachcave and the issuance of newly created Class D Redeemable Preferred Shares indirectly to CGIP.

    The Class C Redeemable Preferred Shares and Class D Redeemable Preferred Shares ranked on a parity with one another and were senior to all other classes of our shares upon a liquidation. They received E 2,789 as a 12% dividend-in-kind from January 1, 2000. Following the IPO, the Class C Redeemable Preferred Shares and Class D Redeemable Preferred Shares automatically converted into 3,813,135 Class A Common Shares, inclusive of the dividend-in kind. Following the IPO, indebtedness to Marianda was also automatically converted into 609,633 Class A Common Shares.

    Prior to our purchase of Mirabridge, Mirabridge owned 71% of Pronto Moscow and was wholly-owned by Beachcave. As a first step in the transactions that resulted in our purchase of Mirabridge:

  •
  Mirabridge purchased a 17% interest in Pronto Moscow from Marianda for shares representing a 6.5% interest in Mirabridge after the purchase and a promissory note.

  •
  CGIP purchased the 6.5% interest in Mirabridge from Marianda for E 6.8 million.

  •
  CGIP purchased a 28.8% interest in Mirabridge from Beachcave for E 23.6 million.

    After our purchase of Mirabridge, local Russian management continues to own 12% of Pronto Moscow.

    The purchase price paid by Trader.com for the Russian business was the result of negotiations between Ms. Blouin, Mr. MacBain, CGIP and entities controlled by management of the Russian business that sold a 17% interest in that business to Mirabridge immediately prior to Trader.com's purchase of Mirabridge. This transaction was unanimously approved by our supervisory board, including representatives of holders of over 99% of our capital stock.

    We accounted for our reacquisition of the Russian business as a common control transaction because, at the time of the acquisition, Ms. Blouin and Mr. MacBain controlled both the Company and Mirabridge. From December 1996 to June 1998, our predecessor financial statements consolidate the results of Pronto Moscow at 51% with 49% recorded as a minority interest. From July 1998 to December 14, 1998, because of their common management, our predecessor financial statements consolidate at 51% and combine at 20% the results of Pronto Moscow with 29% recorded as a minority interest. From December 15, 1998 to December 31, 1998 and from January 1, 1999 to December 31, 1999, because Ms. Blouin and Mr. MacBain controlled both the Company and Mirabridge, our financial statements combine the results of Pronto Moscow at 71% with 29% recorded as a minority interest. Commencing in January 2000, we are consolidating the results of Pronto Moscow at 88% with 12% recorded as a minority interest. As a result of the common control transaction in 2000, we do not recognize goodwill above the amount already recorded on the books of Mirabridge and, instead, we have recorded a distribution to shareholders of E 92.7 million which is accounted for as a deemed dividend.

    In December 1998, Mirabridge sold to Francois Jallot, our Chief Financial Officer, Elizabeth Pauchet, our General Counsel and Robert Fetherstonhaugh, our Deputy Chairman, contractual economic interests aggregating less than 1.0% of Mirabridge's 71% interest in Pronto Moscow. In December 1999, Mirabridge distributed its obligation under these economic interests to Beachcave. As a result of our purchase of Mirabridge, Beachcave has disbursed to these executive officers a proportionate interest of the consideration received in the transaction described above and these contractual economic interests have terminated.

Shareholder Notes

    On December 15, 1998, in connection with the acquisition of the Hebdo Mag companies, our subsidiary, Trader.com International B.V., issued Subordinated Loan Notes to an entity indirectly owned by Ms. Blouin and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest for approximately E 63.2 million. Proceeds from the initial public offering were used to fully repay all principal and accrued interest on these Notes. Interest was payable on a semi-annual basis at 12%.

    Additionally, in connection with the acquisition of our business in December 1998, CGIP and two entities controlled by it acquired for approximatively E 126.7 million in cash (1) Senior Subordinated Mezzanine Notes of Trader.com N.V. with 12% capitalizable interest and (2) warrants to purchase up to 10,320,000 of our Class A common shares at an exercise price of E 2.82 per share.

    The holders of the warrants had the right to acquire Class A Common Shares based on vesting at a rate of 107,500 shares per month for the first four years. Upon completion of the IPO, all unvested warrants terminated and were no longer exercisable and the Mezzanine Notes converted into 4,881,651 Class A Common Shares at the initial public offering price of E 30 per share.

    Total interest and expenses charged by shareholders for the year ended December 31, 2000 amounted to E 5,464,000.

Miscellaneous

    René Rijntjes is a shareholder in and a managing director of TMF Management BV, a Dutch company which provided accounting and administrative services to the Company in 2000. The aggregate fees charged for these services amounted to E 2,022,785 in 2000.

    Gemini Consulting S.A., in which CGIP (one of our principal shareholders) has an indirect ownership interest, conducted a strategic business development study for our French subsidiary, Trader.com France S.A. in 2000. We paid Gemini Consulting E 236,000 in connection with this study.

    As of December 31, 2000, other receivables included related party receivables of E 608,000 outstanding from Louise T. Blouin and E 288,000 outstanding from John H. MacBain, principally in relation to use of corporate aircraft since 1998. Payments in the amount of E 350,000 were received in 2000 and of E 293,000 in 2001 from Mr. MacBain for payment in full.

    During the year ended December 31, 2000, our company and an entity controlled by Louise T. Blouin and John H. MacBain leased all of the office space in the same building pursuant to separate leases negotiated on market rate terms.

    On April 20, 1998, one of our subsidiaries granted two non-interest bearing loans to Robert Fetherstonhaugh, our deputy chairman, in the principal amounts of approximatively E 119,000 and E 75,000. The loans were forgiven at a per diem rate over a five year period calculated from the date of grant. Full payment of the remaining balance was made in June 2001.

Item 8  Financial Information

A.  Consolidated Statements

    Please see Item 18 "Financial Statements" for our Combined and Consolidated Financial Statements.

Legal Proceedings

    From time to time we are, and expect to continue to be involved in legal proceedings arising in the ordinary course of business. We believe there is no litigation pending that, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

    We have not, to date, paid any dividends on our shares of capital stock. We intend to retain future earnings for funding growth, and therefore, we do not expect to pay any dividends in the foreseeable future. In addition, our credit agreement prohibits us from paying dividends.

B.  Significant Changes

    None

Item 9  Market Listing

A and C.  Listing and Market details

    Our Class A Common Shares have been listed on the NASDAQ Stock Market National Market under the symbol "TRDR" and on the Premier Marché of ParisBourse SBF SA, under the SICOVAM code "5729" since our initial public offering. The following table sets forth the low and high sales prices of the shares as recorded on the NASDAQ Composite Tape in U.S. dollars and the high and low price in euros for the ParisBourse SBF SA for the quarters and months indicated.

	NASDAQ Stock Market National Market Price per Class A Common Share (in U.S. dollars)		ParisBourse SBF SA Price per Class A Common Share (in euros)
	High	Low	High	Low
First Quarter 2000 (March 31, 2000)	28.56	18.6875	30.00	20.10
Second Quarter 2000	19.875	10.75	25.00	11.44
Third Quarter 2000	16.75	10.125	15.50	11.10
Fourth Quarter 2000	9.75	4.3125	11.75	5.01
December 2000	6.4375	4.3125	7.64	5.01
January 2001	8.00	4.75	8.75	5.31
February 2001	7.875	7.00	8.40	7.41
March 2001	7.0625	5.25	7.96	5.61
April 2001	6.312	5.010	7.20	5.56
May 2001	5.900	5.10	6.86	5.97

B.  Plan of distribution

    Not applicable

D.  Selling shareholders

    Not applicable

E.  Dilution

    Not applicable

F.  Expenses of the issue

    Not applicable

Item 10  Additional Information

A.  Share capital

    Not applicable

B.  Memorandum and articles of association

    No change from previous disclosures. Refer to Exhibit 1.1 of filed Form F-1.

C.  Material contracts

    See Items 5.B. "Liquidity and Capital Reserves", 6.B. "Compensation", 7.A. "Major Shareholders" and 7.B. "Related Party Transactions".

D.  Exchange Controls

    There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote the Class A Common Shares. Additionally, there are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including but not limited to Dutch foreign exchange controls, or that affect the remittance of dividends, interest or other payments, to non-resident holders of Class A Common Shares, except as otherwise set forth in "Certain Tax Considerations".

E.  Certain Tax Considerations

    The discussion below is a general description of the Dutch and U.S. dividend withholding tax and income tax considerations material to your investment in our Class A Common Shares. The discussion does not take into account your individual circumstances and does not purport to discuss all of the possible tax consequences of your purchase, ownership and disposition of our Class A Common Shares and is not intended as tax advice. Therefore, you are urged to consult your own tax advisor with respect to the tax consequences of an investment in our Class A Common Shares, including the application of state, local, foreign and other tax laws.

Material Dutch tax considerations for non-residents of The Netherlands

    The following is a summary of the material Dutch tax consequences of a purchase, ownership and disposition of our Class A Common Shares, which is based on Dutch tax laws in force and in effect as of the date hereof and is subject to changes in Dutch laws, including changes that could have retroactive effect. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, hold and dispose of our Class A Common Shares.

Dividend Withholding Tax

    Dividends and other revenue from our Class A Common Shares (including amounts received as a result of a direct or indirect repurchase or redemption of shares or a partial liquidation of the company, in each case to the extent such amounts exceed our average paid-in capital as recognized for Dutch income tax and dividend withholding tax purposes) which are distributed by us are generally subject to dividend withholding tax at a rate of 25%.

    Share dividends are also subject to Dutch dividend withholding tax unless they are distributed out of our paid-in capital as recognized for Dutch dividend withholding tax purposes. Share dividends by means of a distribution of our Class A Common Shares which are not distributed out of our paid-in capital which is recognized as such for Dutch dividend withholding tax purposes, are generally subject to Dutch dividend withholding tax at 25% of the nominal value of such shares.

    In general, when we make a distribution to our shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances we may be allowed to reduce the amount that we are required to remit to the Dutch tax authorities by the lesser of (i) 3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax, and (ii) 3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of our distribution) and the two preceding calendar years, to the extent that such dividends and profit distributions have not previously been taken into account for purposes of establishing the reduction.

    For the sake of clarity we note that we will withhold from our payment to you the entire amount of the dividend withholding tax; however, part of the amount withheld (a maximum of 3%) does not have to be remitted to the tax authorities.

    If you are a resident of a country other than The Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between The Netherlands and that country, and you are a qualifying resident for purposes of such treaty, you may, depending on the terms of that particular treaty, qualify for an exemption (in whole or in part) from or a refund (in whole or in part) of Dutch dividend withholding tax.

The Netherlands Personal and Corporate Income Tax

    You should not be subject to Dutch income tax or corporate income tax other than Dutch dividend withholding tax in respect of dividend distributions on our Class A Common Shares or capital gains realized on the disposition of our Class A Common Shares, provided that, among other things:

  •
  you are neither a resident nor deemed to be a resident of The Netherlands for tax purposes;

  •
  you do not have an enterprise or a part of an enterprise that carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom our Class A Common Shares belong or can be attributed, or an interest in such an enterprise, other than as a shareholder;

  •
  you are not entitled to share in the profits of an enterprise managed in The Netherlands, other than through ownership of securities or through employment, to which enterprise our Class A Common Shares belong or can be attributed; and

  •
  you do not have a substantial interest in our share capital or, if you do have a substantial interest in our share capital, it forms part of the assets of an enterprise according to The Netherlands tax principles.

    Generally, you will have a substantial interest or deemed substantial interest if you, your spouse, certain other relatives (including foster children) or certain persons sharing your household, alone or together, directly or indirectly hold:

  •
  the ownership of, or certain other rights over, shares representing five percent or more of the nominal issued and outstanding capital (or the issued and outstanding capital of any class of our Class A Common Shares);

  •
  rights to acquire shares, whether or not already issued, that represent at any time five percent or more of the nominal issued and outstanding capital of any class of our Class A Common Shares; or

  •
  the ownership of certain profit participating certificates that relate to five percent or more of our annual profit and/or to five percent or more of our liquidation proceeds. A deemed substantial interest is also present if part or all of a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

    The above description does not cover all possible situations where a substantial interest or a deemed substantial interest may exist.

    For the sake of clarity we again note that you can be subject to Dutch corporate income tax if you are a corporation, resident of a country other than The Netherlands and you have a substantial interest in our share capital and this substantial interest does not form part of the assets of an enterprise according to Dutch tax principles.

Material U.S. Federal Income Tax Considerations

    The following is a discussion of the material U.S. federal income tax consequences relating to an investment in Class A Common Shares. This discussion is based on the Internal Revenue Code of 1986 (the "Code"), treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the income tax convention between The Netherlands and the U.S. (the "U.S. Tax Treaty"), all as in effect or proposed on the date of this Form 20-F and all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who hold Class A Common Shares as capital assets within the meaning of Section 1221 of the Code and who do not at any time control or own directly or indirectly or through related parties 10% or more of our stock by vote or value. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular purchasers in light of their personal circumstances or to purchasers subject to special treatment under U.S. federal income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, regulated investment companies, banks, insurance companies or other financial institutions, partnerships or other pass-through entities, persons that hold Class A Common Shares as part of a "straddle," "hedge," "integrated transaction," "constructive sale" or "conversion transaction," persons that have a "functional currency" other than the U.S. dollar and persons that own Class A Common Shares through partnerships or other pass-through entities). This discussion also does not address any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction; nor does it address any aspect of U.S. estate or gift taxation. This discussion also does not address aspects of U.S. federal income taxation applicable to U.S. holders holding options, warrants or other rights to acquire our Class A Common Shares, or who otherwise receive our Class A Common Shares as compensation. Further, this discussion assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than fifty percent of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation is owned, directly, indirectly or by attribution, by "United States persons" (as defined in the Code) who, in turn, own directly, indirectly or by attribution, ten percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote.

    As used herein, "U.S. holder" means a holder of Class A Common Shares that is (1) an individual who is a citizen or resident of the U.S., (2) a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or of any state thereof (including the District of Columbia), (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

    You are urged to consult your own tax advisors as to the particular tax consequences to you of the purchase, ownership and disposition of Class A Common Shares, including the applicability of any state, local or foreign tax laws, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.

Taxation of Dividends.

    For U.S. federal income tax purposes, you must include the gross amount of distributions (other than in liquidation) paid to you by us with respect to the Class A Common Shares, including the amount of any Dutch taxes withheld from those distributions, in your gross income as dividend income to the extent that those distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). This dividend income will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of your basis in the Class A Common Shares and then as a gain from the sale or exchange of the Class A Common Shares. See the section entitled "Taxation on Sale or Disposition of Class A Common Shares." You must include dividends paid in euros in your income in a U.S. dollar amount based on the spot rate of exchange at the time the dividends are received (or treated as received). A U.S. holder will have a tax basis in the euros for U.S. federal income tax purposes equal to the U.S. dollar amount of the euros as determined under the preceding sentence. A U.S. holder generally will recognize exchange gain or loss upon the subsequent disposition of the euros equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the euros. The gain or loss generally will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

Foreign Tax Credits.

    Because dividends paid by us generally will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes, you may be able, subject to generally applicable limitations, to claim a credit against your U.S. federal income tax liability for the amount of Dutch withholding tax imposed on dividends paid to you. However, you will be eligible to claim a foreign tax credit for the Dutch withholding taxes only if you have, among other things, held the Class A Common Shares for at least sixteen (16) days during the 30 day period beginning 15 days before the ex-dividend date for the dividend.

    If you are entitled to the benefits of a reduced rate of Dutch withholding tax under the U.S. Tax Treaty, you will be allowed a credit for no more than the amount of withholding tax provided for under the U.S. Tax Treaty (i.e., 15%). However, the full amount of the dividend, including any Dutch withholding in excess of 15%, will be subject to current U.S. federal income taxation whether or not you have obtained a refund of the excess amount withheld. The amount of the credit for Dutch tax withheld in accordance with the U.S. Tax Treaty will be subject to limitations contained in the foreign tax credit provisions of the Code.

    In the event we were to pay a dividend to you out of the earnings of a non-Dutch subsidiary, there is a risk that under some limited circumstances you would not be entitled to claim a credit for a portion of any Dutch taxes withheld by us from the dividend. The portion of Dutch withholding tax that may not be creditable in this instance would equal a maximum of 3% of the gross amount of the dividend (i.e., 20% of Dutch taxes withheld if you are entitled to claim a 15% withholding rate under the U.S. Tax Treaty). This limitation could only apply under circumstances where we pay (or are treated as paying) dividends on the Class A Common Shares.

    U.S. holders should be aware that, as discussed more completely above under "Material Dutch tax considerations for non-residents of The Netherlands," certain transactions that might not result in dividend income for U.S. federal income tax purposes, such as redemptions and distributions in liquidation, can nevertheless result in Dutch withholding taxes, since amounts received by U.S. holders in excess of "paid in capital" are treated as dividends for Dutch tax purposes. U.S. holders may not be eligible to claim a foreign tax credit with respect to such taxes, and it is possible that U.S. holders could recognize a capital loss for U.S. federal income tax purposes (if, for example, the amount realized on liquidation is less than the adjusted tax basis of the shares) while, at the same time, such U.S. holders may incur Dutch withholding taxes. The interaction of the Dutch paid-in capital rules and the U.S. foreign tax credit provisions is complex and beyond the scope of this discussion. U.S. holders are urged to consult with their personal tax advisors with respect to these matters.

    Depending on your particular circumstances, dividends with respect to the Class A Common Shares generally will be classified, for foreign tax credit purposes, as "passive income". If you find that because of these limitations, it is more advantageous in your particular case to claim Dutch withholding tax as a deduction rather than as a credit, you may do so but only for a year for which you do not claim a credit for any foreign taxes. A non-corporate U.S. holder, however, may not elect to deduct Dutch withholding taxes if that U.S. holder does not itemize deductions.

    Because the tax rules that limit the availability or use of foreign tax credits are complex, we are unable to provide U.S. holders with any assurance as to the effect of limitations on U.S. foreign tax credits and deductions for foreign taxes. U.S. holders should consult with, and rely solely upon, their own U.S. tax advisers with regard to the availability of a U.S. foreign tax credit, including the applicability of the U.S. foreign tax credit limitations, to their particular situations.

Taxation on Sale or Disposition of Class A Common Shares.

    Subject to the discussion of "passive foreign investment company considerations" below, you generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of Class A Common Shares in an amount equal to the difference between the amount realized and your adjusted tax basis in the Class A Common Shares.

    That gain or loss will be long-term capital gain or loss if you have held the Class A Common Shares for more than one year. In general, your adjusted tax basis in the Class A Common Shares will be equal to the amount you paid for the Class A Common Shares.

    Gain or loss generally will be treated as having a U.S. source for U.S. foreign tax credit purposes. In some cases, however, losses upon the sale or other taxable disposition of Class A Common Shares may be required to be allocated to foreign source income.

Passive Foreign Investment Company Considerations.

    In general, a foreign corporation will be a passive foreign investment company ("PFIC") if:

  •
  75% or more of its gross income, including the pro rata share of the gross income of any U.S. or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year is passive income; or

  •
  at least 50% of the average value of the assets of the corporation, including the pro rata share of the assets of any U.S. or foreign company in which the corporation is considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income. If the foreign corporation is a publicly traded corporation for its entire taxable year, this 50% test is based on the average value of its assets. This 50% test may instead be based on the adjusted bases of the foreign corporation's assets, rather than value, if the foreign corporation is not a publicly traded corporation for a portion of its taxable year and either the foreign corporation is a controlled foreign corporation or elects to use the adjusted bases of its assets for purposes of this test.

    If we were a PFIC, and a U.S. holder did not make a qualifying election either to treat us as a qualified electing fund or mark our shares to market:

  •
  excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder concerning our Class A Common Shares in any taxable year that exceed 125% of the average distributions received by the U.S. holder from us in the shorter of either the three previous years or the U.S. holder's holding period for Class A Common Shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our Class A Common Shares. A U.S. holder must include amounts allocated to the current taxable year and to pre-PFIC years in its gross income as ordinary income for the current taxable year. A U.S. holder must pay tax on amounts allocated to each prior taxable year for which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

  •
  the entire amount of gain that is recognized by a U.S. holder upon the sale or other disposition of Class A Common Shares will also be considered an excess distribution and will be subject to tax as described above.

  •
  if a corporation is a PFIC, a U.S. holder who acquires Class A Common Shares in the corporation from a decedent who was a U.S. shareholder is denied the normally available step-up in the tax basis of the Class A Common Shares to fair market value at the date of death and instead will hold the Class A Common Shares with a tax basis equal to the decedent's basis, if lower than the fair market value. A U.S. holder cannot avoid this result, however, by electing to mark our Class A Common Shares to market.

    If a U.S. holder has made a qualified electing fund election for all taxable years during which the U.S. holder owned our Class A Common Shares and we were a PFIC, the PFIC rules described above will not apply to the U.S. holder. Instead, a U.S. holder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes and incur an interest charge. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. holder generally makes a qualified electing fund election by obtaining and retaining the PFIC annual information statement, attaching a completed Internal Revenue Service Form 8621 to a timely filed U.S. federal income tax return and by filing the form with the Internal Revenue Service Center in Philadelphia, Pennsylvania. Even if a qualified electing fund election is not made, a shareholder in a PFIC who is a U.S. holder generally must file a completed Internal Revenue Service Form 8621 every year.

    A U.S. holder of publicly traded PFIC stock could elect to mark the stock to market annually and generally could be subject to specific rules for each of the U.S. holder's taxable years, including:

  •
  if the fair market value of the U.S. holder's PFIC stock exceeds the U.S. holder's adjusted tax basis in that stock as of the close of the U.S. holder's taxable year, the U.S. holder will recognize the amount of the excess as ordinary income;

  •
  if the fair market value of the U.S. holder's PFIC stock is less than the U.S. holder's adjusted tax basis in that stock as of the close of the U.S. holder's taxable year, the U.S. holder may recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net gain previously included by the U.S. holder under the election for prior taxable years; and

  •
  if the U.S. holder has elected to mark our Class A Common Shares to market for all taxable years during which the U.S. holder owned our Class A Common Shares and we were a PFIC, the PFIC rules generally will not apply to the U.S. holder.

    U.S. holders who hold Class A Common Shares during a period when we are a PFIC will be subject to the preceding rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made a qualified electing fund election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the specific rules and requirements applicable to making qualified electing fund and other elections.

Status of Trader.com N.V. as a Passive Foreign Investment Company

    Although we do not reasonably believe we will be a PFIC in 2001, we cannot provide any assurance that we will not qualify as a PFIC in 2001 or in future years. PFIC status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and type of its gross income. The determination of whether we are or will become a PFIC will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our Class A Common Shares may result in our being classified as a PFIC.

Backup Withholding and Information Reporting

    Dividend payments with respect to the Class A Common Shares, and payments of the proceeds of a sale of Class A Common Shares, paid within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate (or a lower rate then in effect as established by the Economic Growth and Tax Relief Reconciliation Act of 2001) unless (i) the payor is entitled to, and does in fact, presume the U.S. holder of our Class A Common Shares is a corporation or other exempt recipient or (ii) the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as credit against a U.S. holder's U.S. federal income tax liability and may entitle that U.S. holder to a refund, provided that required information is furnished to the Internal Revenue Service.

  F.  Dividends and paying agents

    Not applicable

  G.  Statement by experts

    Not applicable

  H.  Documents on display in the United States

    Trader.com files reports and information with the United States Securities and Exchange Commission (SEC), and such reports and information can be inspected and copied at the SEC's public reference facilities in Washington DC, Chicago and New York.

  I.  Subsidiary information

    Not applicable

Item 11  Quantitative and Qualitative Disclosure About Market Risk

Market Risk Exposures and Risk Management

    We are exposed to market risk related changes with respect to the following: foreign currency exchange rates, interest rates and, to a lesser extent, paper prices in connection with our print operations. We centrally manage our exposures to these risks. The stated objective of our corporate hedging policy is to seek to minimize external financial risks whenever it is possible to do so at an acceptable price. We do not enter into any transactions with derivative financial instruments for speculative purposes.

Foreign Currency Risk

    Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. As currency exchange rates change, translation of the financial statements of our international businesses into euros affects year-over-year comparability of results.

Currency Translation Risk

    Appreciation of the euro, our reporting currency, against other currencies decreases our revenues and costs as reported in our financial statements. Conversely, depreciation of the euro against other currencies increases our revenues and costs. The appreciation or depreciation of the euro against other currencies therefore impacts our reported net income or net loss. We have not hedged translation risk.

    Except for our Russian and Turkish operations, entities other than those located in the Euro zone use their local currency as their functional currency. The financial statements of the entities are translated into euros, our reporting currency, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from translation are reported separately in the cumulative translation account as part of other comprehensive income.

Currency Transaction Risk

    We incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. We seek to reduce currency transaction risk by matching sales revenues and costs in the same currency. We also use exchange rate forward contracts to hedge against transaction risk, except in Russia where, to date, the cost of hedging has been prohibitive. We have also entered into exchange rate forward contracts to hedge intercompany loans. These contracts are typically rolled-over every one to three months at prevailing market rates over the duration of such loans, and therefore, are not subject to significant fluctuations in currency exchange rates. Subsequent to the April 5, 2000 amendment of our credit agreement, a total of US $71.5 million of the Tranche B borrowings were placed in subsidiaries having the euro and Canadian dollar as functional currencies. As a result, we have entered into cross currency swap contracts with matched maturity dates of the loans in order to hedge the resulting currency transaction risk exposure of the loans on the books of these subsidiaries. The remaining amounts outstanding under our credit agreement are denominated in the functional currencies of the debtor subsidiaries, thereby mitigating currency transaction risk.

    Financial statements of our operations in Russia and Turkey use the euro as their functional currency in accordance with the relevant provisions of SFAS No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates of the local currency to euro while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from the translation of our Russian and Turkish operation's financial statements to the euro are included in the determination of net income (loss).

    The following is a table of the principal currencies in which we generate revenue and their average rate against the U.S. dollar for periods prior to our adopting the euro as our reporting currency:

Average Rate Against the U.S. Dollar

		Year Ended December 31,
Country	Currency	1997		1998
Australia	AUD	n/a	(2)	1.594
Canada	CAD	1.401		1.490
France	FRF	5.988		5.897
Hungary	HUF	197.637		215.327
Italy	ITL	1,745.441		1,736.612
Russia(1)	RUR	5.784		10.018
Spain	ESP	n/a	(2)	149.366

    Sources: Bank of Montreal, Reuters and Olsen & Associates.

(1)
The Russian ruble was rebased as of January 1, 1998 on the basis of 1,000 old rubles = 1 new ruble, and the amounts shown for 1996 and 1997 have been adjusted accordingly. The average USD/RUR exchange rate for the year ended December 31, 1999 was $1.00=RUR 24.83.

(2)
The Company had no operations in these countries at these dates.

    The following is a table of the principal currencies in which we generate revenue and their rate against the euro:

Rate Against the Euro

    (Against the ECU prior to January 3, 1999)

				Average Rate for the Year Ended December 31,
		Rate as of Jan. 1, 2000	Rate as of Dec. 31, 2000
Country	Currency			1998	1999	2000
Australia	AUD	1.5359	1.6876	1.7858	1.6483	1.6004
Canada	CAD	1.4581	1.4123	1.6696	1.5744	1.3681
France(1)	FRF	6.5596	6.5596	6.6068	6.5596	6.5596
Hungary	HUF	254.550	268.225	241.2445	253.137	260.8846
Italy(1)	ITL	1,936.27	1,936.27	1,945.639	1,936.27	1,934.27
Russia	RUR	27.72	26.913	11.1095	26.2334	25.865
Spain(1)	ESP	166.386	166.386	167.3443	166.386	166.386
United States	USD	1.008	.9420	1.1204	1.06	.9203

Sources: Natexis Multidevises (in Les Echos), Olsen & Associates and www.oanda.com.

(1)
The exchange rate of each of these currencies against the euro was fixed on January 3, 1999.

Interest Rate Risk

    Interest rate risk arises primarily from our variable-rate multi-currency credit agreement. As of December 31, 2000 borrowings under the credit agreement represented E 158.0 million. All of our total indebtedness under the credit agreement is subject to variable LIBOR interest rates. As of December 31, 2000, we have entered into swap agreements with respect to 83% of our indebtedness under the credit agreement against seven and eight year fixed interest rates. As a result of the substantial shift downwards of all yield curves relevant to our indebtedness, the fair market value of outstanding swap contracts was a negative E 5.5 million as of December 31, 2000 versus a positive E 7 million as of December 31, 1999. The remaining 17% of our indebtedness under the credit agreement is indexed to various currency LIBOR rates and as of December 31, 2000, we had not entered into swap agreements against fixed rates with respect to these amounts. As of December 31, 2000, the weighted average annual interest rate of our total indebtedness was 9.2%.

    The table below shows the interest rate sensitivity of our interest rate derivatives measured in terms of their fair values as at December 31, 2000. The changes in fair values assume 100 basis points deviations from prevailing yield curves as at December 31, 2000. (See footnote 11 to our Combined and Consolidated Financial Statements for additional information on contract specifications.)

Sensitivity Analysis of Outstanding Interest Rate Hedging Instruments

					Fair Value Loss (Gain)
			Outstanding Nominal Amount in Currency of Origin	Applicable Exchange Rate vs. EUR
Summary Description	Maturity Date	Currency of Origin			Assuming -100 Basis Point Change		As at Dec. 31, 2000		Assuming +100 Basis Point Change
8-year swap	Dec. 26, 2007	USD	50,000,000.9420		E	6,581,261	E	3,502,585	E	423,909
7-year swap	Dec. 26, 2006	USD	2,660,969.9420			324,570		180,105		35,640
7-year cross currency swap	Dec. 26, 2006	USD	58,254,785.9420			4,002,040		860,138		(2,278,577)
7-year cross currency swap	Dec. 26, 2006	USD	13,267,990.9420			1,667,957		931,812		195,676

					E	12,575,829	E	5,474,640	E	(1,623,352)

Commodity Price Risk

    We are subject to market risk with respect to commodities since paper is our single largest raw material expense and, along with printing, one of our most important operating expenses. For the years 2000 and 1999, the cost of paper represented 9% and 8% of our print revenues, respectively. We do not enter into future contracts on commodity markets to hedge our exposure to paper prices; however, in the normal course of business, we enter into paper supply agreements with outside vendors that generally provide for pre-agreed discounts from prevailing market prices.

Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). In addition, during 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends certain requirements of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including some types of derivative instruments embedded in other contracts and for hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. Changes in derivative's fair value are required to be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that we formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Our adoption of these new accounting standards will result in after-tax reductions in other comprehensive income of approximately E 1.7 million at

January 1, 2001. The adoption will also result in our recognition of derivative liabilities of approximately E 5.5 million. Since the impact of SFAS No. 133 after adoption is dependent on future market rates and outstanding derivative positions, we cannot determine the impact that application subsequent to January 1, 2001 will have on our financial position or results of operations.

Forward-Looking Statements and Associated Risk

    This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, including statements regarding, among other items, (a) our growth strategies and (b) anticipated trends in our business. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the factors described in the "Risk Factors", section of Item 3. In light of these risks and uncertainties, we can not assure you that the forward-looking statements contained in this offering circular accurately describe what will in fact transpire.

Item 12  Description of securities other than Equity Securities

    Not applicable

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies

    Not applicable

Item 14  Material Modifications to the Rights of Security Holders and Use of Proceeds

    Not applicable

Item 15  (Reserved)

Item 16  (Reserved)

PART III

Item 17  Financial Statements

    The registrant has responded to Item 18 in lieu of responding to this item.

Item 18  Financial Statements

Schedule of Valuation Accounts (in euro thousands):

A. Allowance for Doubtful Accounts Receivable	Balance at January 1	Increase in Allowance	Write-offs	Foreign Currency Translation	Balance at December 31
Year ended December 31, 2000	5,619	4,453	(1,961)	(90)	8,021
Year ended December 31, 1999	5,086	3,206	(2,837)	164	5,619
Seventeen-day period ended December 31, 1998	4,873	213	—	—	5,086
Three hundred and forty-eight-Day period ended December 14, 1998—Predecessor Group	2,405	2,475	(287)	280	4,873

INDEX TO FINANCIAL STATEMENTS

Trader.com N.V. and its Predecessor Group

Auditors' Report
Combined Balance Sheet as of December 31, 1999 and Consolidated Balance Sheet as of December 31, 2000

Combined Statements of Operations for the period from January 1, 1998 through December 14, 1998, for the period from December 15, 1998 through December 31, 1998, for the year ended December 31, 1999 and Consolidated Statement of Operations for the year ended December 31, 2000

Combined Statements of Shareholders' Equity (Deficit) for the period from January 1, 1998 through December 14, 1998, for the period from December 15, 1998 through December 31, 1998, and for the year ended December 31, 1999 and Consolidated Statement of Shareholders' Equity for the year ended December 31, 2000

Combined Statements of Cash Flows for the period from January 1, 1998 through December 14, 1998, for the period from December 15, 1998 through December 31, 1998, and for the year ended December 31, 1999 and Consolidated Statement of Cash Flows for the year ended December 31, 2000
Notes to Combined and Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board of Trader.com N.V.

    We have audited the consolidated balance sheet of Trader.com N.V. ("Trader.com") as of December 31, 2000 and the combined balance sheet of Trader.com and of the "Russian Entities", as defined in note 3(a), as of December 31, 1999, the consolidated statements of operations, shareholders' equity and cash flows of Trader.com for the year ended December 31, 2000, the combined statements of operations, shareholders' equity and cash flows of Trader.com and the Russian Entities for the year ended December 31, 1999 and for the seventeen-day period ended December 31, 1998 and the combined statements of operations, shareholders' equity and cash flows of the Predecessor Group, consisting of Hebdo Mag Company (formerly Hebdo Mag Inc. and Hebdo Mag International Inc.), Hebdo Mag International S.A.R.L., Hebdo Mag Argentine Holding S.r.l., Hebdo Mag Australia Holdings Pty Ltd. and Hebdo Spain, S.L., for the three hundred and forty-eight-day period ended December 14, 1998. In connection with our audits of the consolidated and combined financial statements, we also have audited the financial statement schedule presented under Item 18 above. These consolidated and combined financial statements and this financial statement schedule are the responsibility of Trader.com's and the Predecessor Group's management. Our responsibility is to express an opinion on these consolidated and combined financial statements and on this financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Trader.com as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the seventeen-day period ended December 31, 1998, and the results of the operations and the cash flows of the Predecessor Group for the three hundred and forty-eight-day period ended December 14, 1998, in conformity with generally accepted accounting principles in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

    As discussed in note 3(a) to the consolidated and combined financial statements, effective December 15, 1998, Trader.com acquired all the outstanding shares of the Predecessor Group in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated and combined financial statements for the periods after the acquisition are presented on a different cost basis than that for the period before the acquisition and, therefore, are not comparable.

KPMG S.A.
Paris, France
March 27, 2001
Except for note 24, which is as of April 4, 2001

F–1

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)
Combined and Consolidated Balance Sheets
(euros in thousands)

	Combined		Consolidated
	December 31, 1999		December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	E	23,412	E	19,231
Accounts receivable, less allowances of E 5,619 (1999) and E 8,021 (2000), respectively		31,096		44,080
Other receivables		7,987		18,846
Deposits		1,087		2,573
Prepaid expenses and other current assets		7,805		16,190

Total current assets		71,387		100,920
Property, plant and equipment, net		37,814		59,379
Goodwill and other intangibles, net		529,835		617,379
Other non current assets		39,842		46,924

Total assets	E	678,878	E	824,602

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	E	42,598	E	37,868
Social and fiscal liabilities		13,449		30,086
Accrued liabilities		10,527		21,980
Income taxes payable		16,107		11,220
Accrued compensation		23,913		—
Current portion of long-term debt		16,132		1,667
Other liabilities		6,614		7,600

Total current liabilities		129,340		110,421
Long-term liabilities:
Due to shareholders		206,101		—
Long-term debt, net of current portion		259,103		160,769
Deferred income taxes		69,276		72,712
Other long term liabilities		—		7,796

Total liabilities		663,820		351,698

Minority interest		8,799		7,879

Commitments and contingencies (note 18)
Redeemable preferred shares Class B (note 12)		2,772		—
Redeemable preferred shares Class A (note 12)		6,798		—

Total redeemable preferred shares		9,570		—

Shareholders' equity (deficit):
Capital shares (note 12)		4,130		105,412
Additional paid-in capital		266,336		960,337
Deferred compensation expense		(36,437)		(28,218)
Accumulated deficit		(251,014)		(580,898)
Accumulated other comprehensive income		13,674		8,392

Total shareholders' equity (deficit)		(3,311)		465,025
Total liabilities and shareholders' equity (deficit)	E	678,878	E	824,602

See accompanying notes to combined and consolidated financial statements.

F–2

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)
Combined and Consolidated Statements of Operations
(euros in thousands, except per share amounts)

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998(1)		December 31, 1998(1)		December 31, 1999		December 31, 2000
	(348 days)		(17 days)		(365 days)		(365 days)
Revenue	E	228,011	E	7,949	E	283,310	E	372,894
Operating costs and expenses:
Cost of revenues		111,388		4,055		140,457		213,346
Selling, general and administrative:
Other		56,547		4,491		84,333		169,520
Non-cash compensation expense		3,849		70		40,079		52,078

		60,396		4,561		124,412		221,598
Depreciation and amortization		18,269		1,453		35,579		61,649
Write-down of impaired assets		1,993		—		549		14,735

		192,046		10,069		300,997		511,328

Operating profit (loss)		35,965		(2,120)		(17,687)		(138,434)
Other (income) expense:
Interest and financing fees		17,031		1,825		41,327		23,051
Foreign exchange (gain) loss and other		3,302		(716)		(579)		2,103

		20,333		1,109		40,748		25,154
Earnings (loss) before income taxes and minority interest		15,632		(3,229)		(58,435)		(163,588)
Income tax provision, net		18,206		269		9,443		6,490

Loss before minority interest		(2,574)		(3,498)		(67,878)		(170,078)
Minority interest		3,289		182		4,217		2,055

Net loss	E	(5,863)	E	(3,680)	E	(72,095)	E	(172,133)
Dividend-in-kind on Redeemable Preferred Shares		—		—		(389)		(3,072)
Deemed dividend on Convertible Preferred Shares		—		—		(175,239)		(148,735)

Net loss available to common shareholders	E	(5,863)	E	(3,680)	E	(247,723)	E	(323,940)

Basic and diluted net loss per common share			E	(0.07)	E	(4.79)	E	(4.00)

See accompanying notes to combined and consolidated financial statements.

(1)
Restated from U.S. dollars to euros using the exchange rate of E 1.00=$1.1669 as of January 1, 1999.

F–3

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)

Combined and Consolidated Statements of Shareholders' Equity (Deficit)
(euros in thousands)

PREDECESSOR GROUP COMBINED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)	Capital Stock Hebdo Mag Inc		Capital Stock Hebdo Mag International S.A.R.L.		Capital Stock Hebdo Mag Argentine Holding S.r.l.		Capital Stock Hebdo Mag Australia Holding Pty Ltd		Capital Stock Hebdo Spain, S.L.		Capital Stock Total		Additional Paid-in Capital		Accumulated Deficit		Other Elements of Comprehensive Income		Subtotal Comprehensive Income		Total Shareholders' Equity (Deficit)
As of December 31, 1997(1)	E	14,570	E	7	E	5	E	—	E	—	E	14,532	E	—	E	(41,248)	E	(1,129)	E	—	E	(27,795)
Common Shares issued		—		—		—		6,971		14,013		20,964		—		—		—		—		20,964
Preferred Shares issued		—		—		—		2,532		—		2,532		—		—		—		—		2,532
Contributed surplus received		—		—		—		—		—		—		11,885		—		—		—		11,885
Net loss for 348 days ended December 14,1998		—		—		—		—		—		—		—		(5,863)		—		(5,863)		(5,863)
Foreign currency translation adjustment		—		—		—		—		—		—		—		—		1,268		1,268		1,268

Comprehensive loss for the 348 days ended December 14, 1998		—		—		—		—		—		—		—		—		—		(4,595)		—

As of December 14, 1998(1)	E	14,570	E	7	E	5	E	9,503	E	14,013	E	38,098	E	11,885	E	(47,111)	E	139	E	—	E	3,011

TRADER.COM N.V. COMBINED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)	Share Capital Trader.com N.V.		Additional Paid-in Capital		Accumulated Deficit		Deferred Compensation Expense		Other Elements of Comprehensive Income		Subtotal Comprehensive Income		Total Shareholders' Equity (Deficit)
Class B1 Common Shares issued	E	2,012	E	—	E	—	E	—	E	—	E	—	E	2,012
Class B2 Common Shares issued		826		—		—		—		—		—		826
Additional paid-in capital and contributed surplus received, net of dividends paid by combined entities		—		152,688		—		—		—		—		152,688
Distribution to Controlling Shareholders (note 2)		—		(132,831)		—		—		—		—		(132,831)
Net loss for the 17 days ended December 31, 1998		—		—		(3,680)		—		—		(3,680)		(3,680)
Foreign currency translation adjustment		—		—		—		—		4,049		4,049		4,049

Comprehensive income for the 17 days ended December 31, 1998		—		—		—		—		—		369		—

As of December 31, 1998(1)	E	2,838	E	19,857	E	(3,680)	E	—	E	4,049	E	—	E	23,064

Class A Common Shares issued	E	2	E	884	E	—	E	—	E	—	E	—	E	886
Convertible Preferred Shares issued		—		28,711		—		—		—		—		28,711
Conversion of par value from NLG to Euro		1,290		(1,290)		—		—		—		—		—
Net loss for the year ended December 31, 1999		—		—		(72,095)		—		—		(72,095)		(72,095)
Foreign currency translation adjustment		—		—		—		—		9,625		9,625		9,625

Comprehensive loss for the year ended December 31, 1999		—		—		—		—		—		(62,470)		—
Deferred compensation expense		—		51,041		—		(36,437)		—		—		14,604
Deemed dividend on Convertible Preferred Shares		—		175,239		(175,239)		—		—		—		—
Dividends paid by combined entities		—		(8,106)		—		—		—		—		(8,106)

As of December 31, 1999	E	4,130	E	266,336	E	(251,014)	E	(36,437)	E	13,674	E	—	E	(3,311)

Less : Contribution of combined entities (see note 3a)		—		(211)		(9,016)		—		—		—		(9,227)

As of December 31, 1999, on a consolidated basis	E	4,130	E	266,125	E	(260,030)	E	(36,437)	E	13,674	E	—	E	(12,538)

(1)
Restated from U.S. dollars to euros using the exchange rate of E 1.00=$1.1669 as of January 1, 1999.

See accompanying notes to combined and consolidated financial statements.

F–4

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)

Combined and Consolidated Statements of Shareholders' Equity (Deficit)
(euros in thousands)

TRADER.COM N.V. CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)	Share Capital Trader.com N.V.		Additional Paid-in Capital		Accumulated Deficit		Deferred Compensation Expense		Other Elements of Comprehensive Income		Subtotal Comprehensive Income		Total Shareholders' Equity (Deficit)
As per January 1, 2000 (see note 3a)	E	4,130	E	266,125	E	(260,030)	E	(36,437)	E	13,674	E	—	E	(12,538)
Change in nominal value of Class A and B Shares		94,984		(94,984)		—		—		—		—		—
Preferred Shares issued		—		20,625		—		—		—		—		20,625
Deemed dividend on Convertible Preferred Shares		—		148,735		(148,735)		—		—		—		—
Conversion of Convertible Preferred into Common Shares		2,352		(2,352)		—		—		—		—		—
Conversion of Redeemable Preferred into Common Shares		94		17,023		—		—		—		—		17,117
Payment-in-kind dividend on Redeemable Shares		—		(3,461)		—		—		—		—		(3,461)
Other issuances of Class A Common Shares		3,852		630,342		—		—		—		—		634,194
Deemed dividend to Controlling Shareholders		—		(92,794)		—		—		—		—		(92,794)
Deferred compensation expense		—		71,078		—		8,219		—		—		79,297
Net loss for the year ended December 31, 2000		—		—		(172,133)		—		—		(172,133)		(172,133)
Foreign currency translation adjustment		—		—		—		—		(5,282)		(5,282)		(5,282)
Comprehensive loss for the year ended December 31, 2000		—		—		—		—		—		(177,415)		—

As of December 31, 2000	E	105,412	E	960,337	E	(580,898)	E	(28,218)	E	8,392	E	—	E	465,025

See accompanying notes to combined and consolidated financial statements.

F–5

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)
Combined and Consolidated Statements of Cash Flows
(euros in thousands)

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998(1)		December 31, 1998(1)		December 31, 1999		December 31, 2000
	(348 days)		(17 days)		(365 days)		(365 days)
Operating activities:
Net loss	E	(5,863)	E	(3,680)	E	(72,095)	E	(172,133)
Adjustments to reconcile net loss to net cash flow provided by (used in) operating activities:
Minority interest		3,289		182		4,217		2,055
Amortization, deferred financing fees		—		91		2,633		6,647
Amortization, all other		13,139		1,200		28,124		39,262
Depreciation		5,130		253		6,331		22,387
Provision for doubtful accounts		2,475		213		3,206		4,432
Unrealized foreign exchange (gain) loss		3,475		(716)		(388)		1,589
Deferred income taxes		6,510		(87)		(6,912)		(1,451)
Losses on disposals and write-down of impaired assets		5,737		—		650		15,703
Non-cash compensation expense(2)		3,849		70		40,079		52,078
Non-cash interest		995		718		15,197		3,533
Gain on unwind of swaps		—		—		—		(4,706)
Net change in working capital balances related to operations (note 21)		(3,926)		7,976		3,601		(12,379)

Net cash provided by (used in) operating activities		34,810		6,220		24,643		(42,983)

Investing activities:
Cash paid for investments		(940)		—		(552)		(28,906)
Cash received from investments		—		2,622		3,963		—
Cash paid for property, plant and equipment		(7,341)		—		(9,958)		(56,762)
Cash received from disposal of property, plant and equipment		561		—		591		—
Cash paid for minority interest		(13,089)		(745)		(2,084)		—
Cash paid for acquisition costs		(1,458)		—		(3,810)		(648)
Cash paid for acquisitions, net of cash acquired		(53,283)		(45,808)		(39,868)		(83,236)

Cash used in investing activities		(75,550)		(43,931)		(51,718)		(169,552)

Financing activities:
Increase (decrease) in bank overdraft balances		209		481		3,097		(3,283)
Cash received from unwind of swaps		—		—		—		7,233
Cash received from borrowings		170,506		259,573		26,648		123,409
Cash payments on borrowings		(136,638)		(254,961)		(13,473)		(234,713)
Cash repayment on due to shareholders		—		—		—		(63,158)
Cash paid for financing costs		—		(9,857)		(8,109)		(1,552)
Cash received from redeemable preferred and capital shares issued		—		147,293		39,167		384,924
Deemed dividend to Controlling Shareholders		—		(90,129)		—		—
Dividends paid to shareholders of combined entities and to minority interest		—		—		(11,687)		(2,837)
Shares issued for cash by combined entities incorporated during the year		23,516		—		—		—

Cash provided by financing activities		57,593		52,400		35,643		210,023

Effect of exchange rate changes on cash		(63)		(571)		726		142
Increase (decrease) in cash		16,790		14,118		9,294		(2,370)

Cash and cash equivalents at beginning of period(3)		10,567		—		14,118		21,601
Cash and cash equivalents at end of period	E	27,357	E	14,118	E	23,412	E	19,231

(1)
Restated from U.S. dollars to euros using the exchange rate of E 1.00=$1.1669 as of January 1, 1999.
(2)
Includes E 24,142 in 1999 of compensation expense related to share appreciation rights which have been converted into options subsequent to December 31, 1999
(3)
Cash and cash equivalent as of January 1, 2000 excludes cash of E 1,811 for the Russian Entities included in the Combined Balance Sheet as of December 31, 1999

See accompanying notes to combined and consolidated financial statements.

F–6

TRADER.COM N.V.
(AND ITS PREDECESSOR GROUP)

Notes to Combined and Consolidated Financial Statements
(euros and other currencies in thousands, except share and per share amounts)

1.  Description of Business:

    Trader.com N.V. ("Trader.com" or the "Company") was incorporated in The Netherlands on November 19, 1998 and started its operations on December 15, 1998. On December 15, 1998, Trader.com acquired Hebdo Mag Company (formerly Hebdo Mag Inc. and Hebdo Mag International Inc.) as well as Hebdo Mag International S.A.R.L., Hebdo Mag Argentine Holding S.r.l., Hebdo Mag Australia Holdings Pty Ltd., Hebdo Spain, S.L., and their respective subsidiaries.

    Hebdo Mag Company was incorporated in Canada, Hebdo Mag International S.A.R.L. was incorporated in France, Hebdo Mag Argentine Holding S.r.l. was incorporated in Argentina, Hebdo Mag Australia Holdings Pty Ltd. was incorporated in Australia and Hebdo Spain, S.L. was incorporated in Spain. In 1997 and 1998, prior to their acquisition by Trader.com, these companies (herein referred to as the "Predecessor Group") were indirect subsidiaries of Cendant (the "Predecessor Group's Parent").

    For the year ended December 31, 2000, the term "Group" refers to Trader.com and its subsidiaries. For the year ended December 31, 1999, and for the seventeen-day period ended December 31, 1998, the term "Group" refers to Trader.com, its subsidiaries and entities under common control. For the prior periods, the term "Group" refers to the Predecessor Group. The Group is now doing business under the name of Trader.com.

    The Group is a global leader in classified advertising and owns leading publications and web sites in major metropolitan and regional markets in Asia, Australia, Europe and North and South America.

    The Group's major publications and web sites include: La Centrale and lacentrale.fr web site in Paris, France; Canada Computer Paper, Auto Trader and Hebdo.net and Canada.trader.com websites across Canada; The Trader Paper, The Trader's Post and various web sites in Indianapolis, Indiana and Nashville, Tennessee; Expressz and expressz.hu web site in Budapest, Hungary; Gula Tidningen and gulatidningen.se web site in Stockholm, Sweden; Secondamano and secondamano.it web site in Milan and other cities throughout northern Italy; Via Via and viavia.nl web site in Amsterdam the Netherlands; De Partikulier in Rotterdam; Iz Ruk v Ruki and izrukvruki.ru web site in Moscow and major cities across Russia; Car News/Car Buys in Taipei, Taiwan; Segundamano and segundamano.com web site in Argentina; The Melbourne Trading Post, The Personal Trading Post and trading-post.com.au web site in Australia and Segundamano and segundamano.es web site in Spain.

    On April 5, 2000, Trader.com completed an Initial Public Offering ("IPO") during which 13,000,000 Class A Common shares were sold to the public at an IPO price of E 30.00. Deducted from the gross proceeds were amounts incurred for underwriting, legal and accounting fees, printing costs and other expenses related to the completion of the offering totaling E 37,663.

2.  Founding and initial growth:

    In 1987, Louise T. Blouin and John H. MacBain founded the Predecessor Group, the Hebdo Mag companies, in Canada. In 1989, Hebdo Mag sold a 50% interest to TorStar Corporation, a Canadian public company. From 1990 to 1996, the Predecessor Group acquired classified advertising businesses in France, Sweden, Hungary and the United States. In December 1996, the Predecessor Group acquired a classified advertising business in Italy, which included a 51% interest in a classified advertising business in Russia.

F–7

  Sale to Cendant

    In October 1997, Ms. Blouin, Mr. MacBain and TorStar sold the Predecessor Group to CUC International, Inc., a predecessor of Cendant Corporation, a public company listed on the New York Stock Exchange ("NYSE"), in a share-for-share transaction. Cendant assumed the Predecessor Group's then outstanding indebtedness of approximately E 171,400 and paid consideration consisting of preferred shares of its subsidiary Getting to Know You of Canada Ltd, a Canadian company, exchangeable for 14,202,924 shares of Cendant common stock. The number of shares of Cendant common stock was based upon the application of a formula resulting in $28.95 per share of Cendant common stock, or E 352,300 ($411,100) in the aggregate. On October 2, 1997, the date the transaction was completed, Cendant's common stock closed at $31.68 per share on the NYSE.

    In exchange for their interests in the Predecessor Group, Ms. Blouin and Mr. MacBain received an aggregate of 284,858,022 preferred shares of Cendant's Canadian subsidiary. These shares were exchangeable for 7,101,462 shares of Cendant common stock at a fixed exchange rate of 0.02492983 of a Cendant share for each preferred share, effectively making the value of the preferred shares dependent upon the market value of Cendant's common stock.

    Cendant accounted for the transaction as a pooling of interests and, accordingly, the Predecessor Group's financial statements for the 348-day period ended December 14, 1998 continue to reflect the assets and liabilities of the Predecessor Group at their historical book value. After this acquisition, Ms. Blouin and Mr. MacBain continued to manage the Predecessor Group's business as co-chief executive officers pursuant to new employment agreements.

  Acquisitions by Cendant

    Under Ms. Blouin and Mr. MacBain's continued management of the Predecessor Group, Cendant acquired classified advertising businesses in Argentina in December 1997, Spain in March 1998 and Australia in January and June 1998. The assets and liabilities of these businesses were recorded at the dates of their acquisitions at fair value in the Predecessor Group's financial statements, and the excess of the purchase price over the fair value of the tangible and intangible assets acquired and liabilities assumed is reflected as goodwill.

  Repurchase from Cendant

    In August 1998, Cendant's chief executive officer announced that Cendant would seek to sell assets. In August 1998 (later amended in October 1998), Ms. Blouin and Mr. MacBain negotiated definitive acquisition agreements to repurchase the Predecessor Group from Cendant. These agreements contemplated the sale of the Cendant subsidiary preferred shares owned by Ms. Blouin and Mr. MacBain to another subsidiary of Cendant with the proceeds to be used as part of the purchase price for the repurchase of the Predecessor Group. At the time of signing, entities controlled by Ms. Blouin and Mr. MacBain paid an aggregate of E 4,713 ($5,500) in deposits.

    In October 1998, Ms. Blouin and Mr. MacBain negotiated mezzanine and equity financing with Compagnie Générale d'Industrie et de Participations ("CGIP"), a French company. In December 1998, senior debt financing with DLJ Capital Funding was negotiated. On December 15, 1998, Trader.com, Ms. Blouin, Mr. MacBain and CGIP completed a series of transactions that resulted in the acquisition of the Predecessor Group from Cendant for cash, including the proceeds of the sale of the Cendant subsidiary preferred shares.

    As a result of these transactions, Cendant received approximately E 436,617 consisting of:

  •
  E 4,713 in deposits,
  •
  E 56,696 in cash at closing,

F–8

  •
  E 123,997 representing the Cendant subsidiary preferred share proceeds, and
  •
  E 251,211 to repay outstanding indebtedness owed to or guaranteed by Cendant.

    In addition, Ms. Blouin and Mr. MacBain agreed to terminate their employment agreements and related incentive agreements and provided Cendant with a general release, including a release from potential claims relating to representations made by CUC International in its 1997 acquisition of the Predecessor Group. As part of the financing for the transaction, CGIP agreed to purchase a 29% equity interest in Trader.com and the mezzanine notes. These investments were based upon an enterprise value of E 574,200, which is approximately E 137,583 higher than the cash purchase price paid to Cendant. CGIP was aware of the legal release and of the termination of the employment and incentive agreements provided by Ms. Blouin and Mr. MacBain to Cendant.

    Trader.com accomplished the purchase of the Predecessor Group from Cendant and the related transactions in the following steps:

  •
  Step one: one day prior to the closing, Ms. Blouin and Mr. MacBain sold to a subsidiary of Cendant all of their preferred shares of Cendant's Canadian subsidiary for E 123,997. This amount was based on the $20.375 closing price on December 9, 1998 of Cendant common stock for which these preferred shares were exchangeable. These proceeds were deposited into escrow to be repaid to Cendant at the closing.
  •
  Step two: CGIP organized and capitalized Trader.com with E 147,399 in cash and sold to Floscule BV ("Floscule"), an entity organized and owned by Ms. Blouin and Mr. MacBain, 71% of Trader.com's total equity interest in exchange for a E 104,550 note payable by Floscule. Trader.com issued E 128,545 of its mezzanine notes to CGIP for (1) a E 104,550 note payable by CGIP and (2) E 23,995 in cash.

  Trader.com accounted for this step by recording E 171,394 of cash and E 104,550 of CGIP note receivable as assets, E 128,545 of mezzanine notes as a liability and E 147,399 of shareholders' equity.

  •
  Step three: Through Floscule, Ms. Blouin and Mr.MacBain contributed to HMI BV, a new entity controlled by them, their rights to the preferred share proceeds held in escrow. HMI BV, through its subsidiaries, owned the right to purchase the Predecessor Group from Cendant.
  •
  Step four: Trader.com, 71% owned by Floscule and 29% owned by CGIP, acquired HMI BV from Floscule for approximately E 258,952 consisting of (1) the E 104,550 CGIP note, (2) a shareholder note payable by Trader.com for E 64,273 and (3) approximately E 90,129 in cash. Floscule then used the CGIP note to repay its obligation in the same amount to CGIP. Trader.com refinanced the debt owed to Cendant and guaranteed with senior debt financing from DLJ Capital Funding and, through its subsidiary HMI BV, purchased the Predecessor Group from Cendant.

    Trader.com accounted for step four, a common control transaction, as follows:

  •
  recording an asset of E 126,121 for the rights to the preferred share proceeds and related Floscule contribution;
  •
  reducing assets in the amount of cash paid of E 90,129 and the CGIP note payable of E 104,550;
  •
  recording as a liability the note payable to Floscule of E 64,273; and
  •
  reducing shareholders' equity by E 132,831 reflecting a distribution to a Controlling Shareholder under common control accounting, which is the difference between the E 258,952 paid by Trader.com and the E 126,121 representing the historical cost of the assets on the book of HMI BV, a common controlled entity.

F–9

    The acquisition of HMI BV by Trader.com from Floscule was paid as follows:

Cash	E	90,129
Note payable to Floscule		64,273
Note receivable from CGIP		104,550

Subtotal		258,952
Less: Assets in HMI BV acquired by Trader.com from Floscule, comprised of the preferred share proceeds of E123,997 and miscellaneous other assets of E2,124		126,121

Premium paid to Controlling Shareholder	E	132,831

    The E 132,831 premium paid to entities controlled by Ms. Blouin and Mr. MacBain was accounted for as a deemed dividend to the shareholder that holds common control of both companies. Of this E 132,831 amount, E 90,129 was paid in cash.

    This acquisition has been accounted for by the purchase method whereby the excess of the purchase price over the fair value of identifiable tangible assets acquired and liabilities assumed, was recorded as goodwill and other intangibles. The amounts due to the Predecessor Group's Parent and the Predecessor Group's long-term debt were refinanced; swap agreements were unwound immediately prior to the acquisition.

    The combined financial statements as of December 31, 1998 include the operating results of the acquired entity subsequent to its date of acquisition.

    The acquisition is summarized as follows:

Total identifiable tangible assets (including cash of E23,723)	E	85,479
Total liabilities		364,513

Net liabilities assumed		279,034
Purchase price, including costs		189,436

Goodwill and other intangibles	E	468,470

    The purchase price, including costs, consists of the following items:

Cash paid	E	61,409
Preferred share proceeds		123,997
Acquisition costs		4,030

	E	189,436

    Goodwill and other intangibles have been allocated as follows:

Other intangibles:
Advertiser base	E	34,053
Tradenames		121,715
Goodwill		312,702

Goodwill and other intangibles	E	468,470

F–10

3.  Significant accounting policies:

    (a) Basis of presentation:

    The Company's financial statements are prepared on a historical cost basis in accordance with accounting principles generally accepted in the United States. The annual statutory financial statements of Trader.com N.V. (not presented here), which are prepared under Dutch GAAP, are filed with the Chamber of Commerce in Amsterdam. On December 15, 1998, the Company acquired all the outstanding shares of the Predecessor Group in a business combination accounted for as a purchase described in Note 2. As a result of the acquisition, the combined and consolidated financial statements for the periods after the acquisition are presented on a different cost basis than that for periods before the acquisition and therefore are not comparable.

    The financial results for 1999 and prior periods were prepared on a combined basis and reflect the consolidated results of the Group combined with the consolidated results of Pronto Moscow L.L.C. and its subsidiaries (the "Russian Entities"). The financial results for 2000 are the consolidated results of Trader.com N.V. and reflect the acquisition of the Russian Entities by Trader.com N.V. effective January 1, 2000 (see footnote 6 "Acquisitions from Controlling Shareholders"). The Russian Entities were 71% owned by Mirabridge International B.V. ("Mirabridge"), which as of December 31, 1999 was indirectly owned by Louise T. Blouin, John H. MacBain and Eric Teyssonnière de Gramont (the "Controlling Shareholders").

    The 1999 and prior year combined financial statements have been accounted for "as if" a pooling of interest had occurred for the periods that the companies were under "common control". Because the business combinations are among companies under common control, they have been combined based upon their book values and historical results of operations that have been established as a result of the step acquisitions by Mirabridge.

    Upon the Company's acquisition of Mirabridge, completed on February 18, 2000 and effective January 1, 2000, and subsequent to Mirabridge's acquisition of a further 17% of the Russian Entities, consideration the Company paid to the Controlling Shareholders, in excess of the book values of the Russian Entities in the books of Mirabridge, was accounted for as a reduction of shareholders' equity. Consideration paid to acquire the 17% minority interest was treated as a step acquisition and recorded at fair value.

    Included in the Company's 1999 combined financial statements were E 9,227 of equity related to the Russian Entities as of December 31, 1999. As Trader.com N.V. acquired the Russian Entities effective January 1, 2000, the beginning consolidated retained earnings and additional paid-in capital for Trader.com N.V. in 2000 do not include the E 9,227 of equity related to the Russian Entities. This is the primary difference between the Company's 1999 combined financial statements and 2000 consolidated financial statements.

    The consolidated financial statements include the accounts of the Company and that of subsidiaries more than 50% owned. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Investments of 20% or less are accounted for under the cost method. At December 31, 1999 and 2000, equity method investments were not material to the Group's consolidated financial statements.

    (b) Cash and cash equivalents:

    Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months.

    (c) Restricted Cash

    In February 2000, E 986 of cash was deposited, in the form of a certificate of deposit, as required by Company's bank pursuant to the bank's issuance of a letter of credit for the corporate facility the

F–11

Company leases in Paris, France. The certificate of deposit will mature on March 2003 and is included in other non current assets. The fair market value of restricted cash approximates book value.

    (d) Foreign currency translation:

    The accompanying financial statements have been restated from the U.S. dollar to the euro, which is the Group's reporting currency, as of January 1, 1999. The financial statements have been recast in accordance with Emerging Issues Task Force ("EITF") D-71 "Accounting Issues Relating to the Introduction of the European Economic and Monetary Union (EMU)". Balances prior to January 1, 1999, have been recast using the exchange rate between the euro and the U.S. dollar of E 1.00 to $1.1669 as of January 1, 1999. Comparative financial statements depict the same trends as would have been presented if the Group had continued to present the financial statements in U.S. dollars. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the U.S. dollar.

    Except for the Russian Entities and the Group's operations in Turkey, entities other than those located in the EMU use their local currency as their functional currency. The financial statements of the entities are translated into euros, the reporting currency of Trader.com, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from the translation are reported separately in the cumulative translation adjustment account as part of other comprehensive income.

    Financial statements of the Russian Entities and of the Group's operations in Turkey have been translated into euros, which is the reporting currency in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", as applied to entities in highly inflationary economies. Accordingly, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. Income statement accounts are translated at the average exchange rate for the year. All foreign exchange adjustments resulting from the translation of the financial statements into euros are included in the determination of net income (loss).

    (e) Property, plant and equipment:

    Property, plant and equipment are recorded at cost. Depreciation is computed for financial reporting purposes by use of the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Lives
Buildings	25-50 years
Office furniture, computers and equipment	3-10 years
Software	1-5 years
Printing presses and related equipment	3-15 years
Leasehold improvements	2-20 years

    Assets held under capital leases and leasehold improvements are amortized over the shorter of the term of the related lease or the useful life of the asset.

    Gains or losses on the sale of property, plant and equipment are recognized in the period of disposal of the asset. Betterments which extend the useful lives of assets are capitalized. Repairs and maintenance are expensed as incurred.

    (f)  Goodwill and other intangibles:

    Goodwill, which represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, is amortized on a straight-line basis over the expected periods to be benefited, which is 5 years for acquisitions of online businesses and between 10 and 20 years for print and related publishing acquisitions.

F–12

    Other intangibles, substantially all of which resulted from acquisitions, include tradenames and advertiser base. Purchase price amounts allocated to these other intangibles, and their related amortization periods, are determined by the Company. Tradenames and the advertiser base are amortized over their estimated useful lives which are between 10 and 20 years for tradenames and 6 and 12 years for the advertiser base.

    (g) Impairment of long-lived assets and long-lived assets to be disposed of:

    Under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset to be held and used may not be recoverable. Impairment is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    Subsequent to its acquisitions, the Group reviews intangible assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Trader.com periodically evaluates the periods of amortization to determine whether events and circumstances warrant revised estimates of useful lives. If any estimate indicates that an impairment exists, such impairment is measured using an estimate of the related discounted cash flows using a discount rate reflecting the Group's average cost of funds. To the extent that a recoverability test is performed on assets acquired in a purchase business combination, an allocation of a portion of goodwill is made to the assets being tested on a pro rata basis using the relative fair values of the assets at acquisition date.

    (h) Other assets:

    Other non current assets consist of investments, deferred acquisition and financing fees, amounts receivable under cross-currency swap agreements and other assets.

    The Group defers those acquisition costs which qualify for capitalization as part of the purchase price of targeted acquisitions. Such costs consist principally of advisory services, such as accounting, legal and consulting fees. The typical time frame over which the costs of targeted acquisitions are capitalized ranges between eight and twelve months. Costs for acquisitions which are no longer being actively pursued are written-off in full in the period in which management determines the acquisition is no longer feasible and in no circumstances would such costs remain on the balance sheet for a period in excess of one year.

    Fees related to debt financing agreements are deferred and amortized over the term of the financing agreement. When a financing agreement is replaced by a new financing agreement, a portion of the previously capitalized financing fees are written-off in accordance with EITF No. 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements".

    (i)  Revenue recognition:

    The Group's primary source of revenue is the sale of advertising space in its publications. Private and professional classified ads and display ads are published on a daily, weekly and monthly basis for which revenues are recognized at the time the advertisement is published. Revenues related to advertisements appearing on multiple occasions in excess of one month are deferred and recognized during the period when the advertisement is run.

    Circulation revenues, net of returns, are recognized on a weekly basis at the time the publications are sold through to the customer. Circulation revenues are earned mainly through distributors. Sales are also made directly to the consumer.

F–13

    Service revenues include commissions earned for selling products and services for third parties. The commissions are a percentage of the value of the products or services and are recognized as earned at the date the products are sold or on a monthly basis for commissions earned on insurance sold. Services and products include financing services on automobiles and boats, insurance and warranties.

    Online revenues are derived primarily from classified ads and display ads, including professional ads, consumer ads and banners which are deferred and recognized during the period when the advertisement is run. Other types of revenue include (1) revenues derived from success fees calculated as a percentage of the sales value which are recognized at the time the transaction is finalized and successfully concluded (2) membership fees for access to services provided through the Company's websites including online auctions which are recognized over the period of usage and (3) revenues related to the research, design, development and operation of websites which are recognized during the period when the services are rendered. Online revenues include revenues on products sold solely on websites, and revenues for contracts providing both print and online advertisements for which an allocation of revenues attributable to online revenues has been made by management based upon internal pricing assumptions.

    (j)  Website development costs:

    The Group recognizes website development costs in accordance with EITF No. 00-02, "Accounting for Website Development Costs." As such, the Group expenses all costs incurred that relate to the planning and post implementation phases of development of its websites. Direct costs incurred in the development phase are capitalized and recognized over the product's estimated useful life. Costs associated with repair and maintenance for the website are included in operating costs and expenses in the combined and consolidated statement of operations.

    Costs to centrally develop internet websites are being amortized over the expected useful lives of one to three years. Centrally capitalized website development costs at December 31, 1999 and 2000 were E 4,319 and E 9,896 with related amortization expense of E 0 and E 5,891, respectively. Preliminary project stage costs of E 2,206 and E 7,401 were expensed centrally during 1999 and 2000, respectively. As discussed in note 16, the Group recorded an additional charge of E 13,679 in 2000 for the write-down of impaired assets related to capitalized software development costs. No costs were capitalized prior to 1999.

    (k) Advertising expenses:

    The Group expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-7, "Reporting for Advertising Costs". Advertising expenses are included in selling, general and administrative expenses in the statements of operations. Advertising expenses amounted to E 3,803 for the three hundred and forty-eight-day period ended December 14, 1998, 187 for the seventeen day period ended December 31, 1998 and E 6,861 and E 16,787 for the years ended December 31, 1999 and 2000, respectively.

    (l)  Share-based compensation:

    Certain employees of the Company are eligible for share options and, previously, share appreciation rights ("SARs") . The Company accounts for such share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations. Compensation expense is recorded for SARs each accounting period based upon the achievement of certain performance criteria. For share options, compensation expense is recorded only if, on the date of the grant, the fair value of the underlying share exceeds the option exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide

F–14

pro forma net income and pro forma earnings per share disclosures for employee shares as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

    However, as all stock based plans, except for the French Option Plan and the 2000 Option Plan, which are discussed in note 14, are deemed to be compensatory, and compensation expense has been accrued for all stock based option plans, no pro forma compensation expense is required. For non-employees, compensation expense has been calculated and recorded using the fair-value-based method of accounting in accordance with SFAS No. 123.

    Concurrent with the Company's IPO in April 2000, the share appreciation rights component of Units granted under the 1998 Equity Incentive Plan automatically became exercisable options, subject to vesting requirements. The impact of this change on the Company's financial statements was to convert cash-based compensation expense to non-cash compensation expense.

    Except for share options issued to replace terminated SARs, options issued under the 2000 Option Plan have been issued with exercise prices equal to the fair market value of the Company's shares on grant date. Therefore, no compensation expense related to share options issued at fair market value on grant date has been recorded as of December 31, 2000 in accordance with APB Opinion No. 25.

    (m) Income taxes:

    Under the provisions of SFAS No. 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change is enacted.

    A valuation allowance is recorded to reduce a deferred tax asset to that portion which is more likely than not to be realized. Deferred taxes are not provided for the undistributed earnings of foreign subsidiaries as these earnings are deemed to be permanently reinvested in foreign operations.

    (n) Basic and diluted net earnings (loss) per common share:

    The Company computes basic and diluted net earnings (loss) available per share in accordance with SFAS No. 128, "Computation of Earnings Per Share" and the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98 (SAB No. 98). Under the provisions of SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding and diluted earnings per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and shares issuable upon the exercise of share options and warrants (using the Treasury Stock method); potential common shares are excluded from the calculation if their effect is anti-dilutive.

    Pursuant to SAB No. 98, common shares issued for nominal consideration, prior to the anticipated effective date of an initial public offering, are required to be included in both the computation of basic and diluted earnings per share as if they were outstanding for all periods presented while options, warrants, and other potentially dilutive instruments are only included in the computation of diluted earnings per share. The effect of these nominal issuances is included in the computation of diluted earnings per share whether such effect is dilutive or not.

F–15

    (o) Derivative financial instruments:

    The Group uses various derivative financial instruments to reduce its exposure to fluctuations in exchange rates and interest rates. Premiums paid for purchased interest rate caps, when not included in periodic payments of swaps to which they are related, are deferred and amortized to interest expense over the terms of the caps. Amounts receivable under cap agreements are accrued as a reduction of interest expense. Interest receivable or payable under interest rate swaps is accrued and included in interest expense.

    Amounts receivable or payable under cross-currency swap agreements designated as hedges are recognized as deferred gains and losses which are included in the balance sheet as either other assets or other liabilities and recognized in earnings in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. The Group uses hedge accounting as described above with derivative instruments that are designated and that are effective in respect of the hedged risk, most commonly currency and interest rate exposures. If the derivative instrument no longer meets the criteria for hedge accounting, the derivative is then marked to market and the changes in its fair value are recorded in the income statement. The ineffective portion of derivative instruments, if any, would be marked to market until redesignated to an effective hedging relationship.

    Gains and losses on the termination of derivative financial instruments that have been accounted for as hedges continue to be deferred and are recognized when the offsetting gain or loss is recognized on the hedged transaction. Should a hedged relationship be terminated because of early repayment of debt, the derivative instrument is marked to market until it is redesignated to another hedging relationship with gains and losses thereon recognized in income. The Group does not enter into derivative instruments for speculative purposes.

    (p) Fair value of financial instruments:

    (i)
    Fair values:

    The fair values of the Group's cash and cash equivalents, accounts receivable, other receivables, accounts payable, social and fiscal liabilities, income taxes payable and accrued liabilities and long-term debt having variable interest rates approximate their carrying values due to their short-term nature or the variable interest rate.

    (ii)
    Credit risk:

    In respect of derivatives, the Group seeks to reduce its exposure to the risk of non-performance by the counterparty by dealing only with major recognized financial institutions.

    (q) Use of estimates:

    Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities, including an estimate of the life of the goodwill and other intangibles and the disclosure of contingent assets and liabilities, among others, to prepare these financial statements in conformity with generally accepted accounting principles in the United States. Actual results could differ from those estimates.

    (r) Recent accounting pronouncements:

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which had an initial adoption date for calendar year end companies of January 1, 2000. During 1999, the FASB postponed the aformentioned adoption date of SFAS No. 133 for such calendar year end companies until January 1, 2001. In addition, during 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends certain requirements of SFAS No. 133. These standards

F–16

require that all derivatives financial instruments be recorded on balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are affected by the hedged item. Adoption of these new accounting standards will result in cumulative after-tax reductions in other comprehensive income of approximately E 1,700 and recognition of derivative liabilities of approximately E 5,500 at January 1, 2001. Since the impact of SFAS No. 133 after adoption is dependent on future market rates and outstanding derivative positions, the Company cannot determine the impact that application subsequent to January 1, 2001 will have on its financial position or results of operations.

    In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements", as amended. SAB No.101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has applied the provisions of SAB No. 101 and the related interpretative guidance in the combined and consolidated financial statements. The adoption of SAB No. 101 had no impact on the Company's financial condition or results of operations.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" —a replacement of SFAS No. 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company is reviewing the impact of SFAS No. 140, but does not expect any material impact to the financial statements from the adoption of this standard.

    (s) Reclassifications:

    Certain amounts in prior year financial statements have been reclassified to be consistent with the current year presentation.

4.  Geographic information:

    The Group manages its operations based upon geographical segments and analyzes revenues from classified ads, both private and professional, display advertisements, services, other and online. We began categorizing our print revenues in 2000 to reflect the distinctions between consumer (private) and professional classified ads. As a result, certain display advertisements revenues for 1999 and 1998 have now been reclassified as classified ads—professional.

    Geographical operating profit is analyzed by management before certain expenses such as interest, taxes, depreciation, amortization, non-cash compensation expense and write-down of impaired assets. We have reclassified certain expenses before 2000 to be consistent with the current year presentation.

    The Company considers its products to be classified advertisements, display advertisements and services. The channels through which these products are distributed, which today are print publications and Internet web sites, do not constitute separate business segments within the meaning of SFAS No. 131, "Disclosures about Segment Information of an Enterprise and Related Information".

    Assets of the Group are monitored on an entity-wide basis

F–17

(a) Total revenues: Predecessor Group (combined):

    Three hundred and forty eight-day period ended December 14, 1998

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Print
Classified ads—private	E	5,537	E	3,537	E	10,350	E	3,661	E	1,963	E	405	E	4,050	E	986	E	325	E	—	E	1,046	E	31,860
Classified ads—professional		2,885		657		2,318		5,254		6,127		745		1,461		8,870		320		—		633		29,270
Display		23,973		6,745		4,305		3,488		6,881		14,564		2,091		15,961		1,284		—		10,020		89,312
Circulation		8,941		4,801		7,831		2,648		10,888		7,641		4,900		6,609		3,126		—		13,773		71,158
Other		978		100		2,558		(307)		80		273		21		1,948		66		72		204		5,993
Services		—		—		418		—		—		—		—		—		—		—		—		418

		42,314		15,840		27,780		14,744		25,939		23,628		12,523		34,374		5,121		72		25,676		228,011
Online		—		—		—		—		—		—		—		—		—		—		—		—

Total revenues	E	42,314	E	15,840	E	27,780	E	14,744	E	25,939	E	23,628	E	12,523	E	34,374	E	5,121	E	72	E	25,676	E	228,011

  Trader.com N.V. (combined):

    Seventeen-day period ended December 31, 1998

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Print
Classified ads—private	E	245	E	138	E	427	E	116	E	74	E	24	E	218	E	25	E	1	E	—	E	7	E	1,275
Classified ads—professional		128		26		95		167		226		43		78		231		2		—		6		1,002
Display		1,060		265		177		111		254		843		112		415		8		—		46		3,291
Circulation		367		202		297		101		347		339		232		190		15		—		65		2,155
Other		32		(8)		94		(10)		22		27		1		44		2		(2)		3		205
Services		—		—		21		—		—		—		—		—		—		—		—		21

		1,832		623		1,111		485		923		1,276		641		905		28		(2)		127		7,949
Online		—		—		—		—		—		—		—		—		—		—		—		—

Total revenues	E	1,832	E	623	E	1,111	E	485	E	923	E	1,276	E	641	E	905	E	28	E	(2)	E	127	E	7,949

    Year ended December 31, 1999

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Print
Classified ads—private	E	6,692	E	5,000	E	11,765	E	4,441	E	2,177	E	666	E	7,469	E	892	E	417	E	—	E	1,474	E	40,993
Classified ads—professional		3,686		883		4,553		6,322		6,365		1,224		2,066		8,016		452		—		1,492		35,059
Display		30,124		9,106		4,303		4,703		7,134		23,704		3,491		15,198		1,795		—		11,800		111,358
Circulation		11,342		5,176		8,520		3,733		10,838		10,407		7,591		5,186		3,216		—		17,564		83,573
Other		1,103		218		2,862		(439)		279		569		37		3,086		76		202		4		7,997
Services		20		—		1,181		—		11		45		10		—		—		—		174		1,441

		52,967		20,383		33,184		18,760		26,804		36,615		20,664		32,378		5,956		202		32,508		280,421
Online*		1,136		—		659		39		312		275		251		—		51		—		166		2,889

Total revenues	E	54,103	E	20,383	E	33,843	E	18,799	E	27,116	E	36,890	E	20,915	E	32,378	E	6,007	E	202	E	32,674	E	283,310

*
Online revenues include E 1,317 of products sold solely on websites with the remainder representing revenues from contracts containing both print and online content.

F–18

  Trader.com N.V. (consolidated):

    Year ended December 31, 2000

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Print
Classified ads—private	E	8,904	E	5,047	E	11,158	E	4,755	E	2,342	E	755	E	8,728	E	1,656	E	278	E	—	E	2,631	E	46,254
Classified ads—professional		6,384		1,210		7,661		6,553		6,373		1,388		2,248		14,908		878		—		2,120		49,723
Display		42,271		10,705		4,227		6,057		7,391		26,883		6,460		24,118		1,843		—		15,043		144,998
Circulation		16,582		5,129		8,276		4,166		9,798		12,096		9,946		7,895		3,400		—		20,582		97,870
Other		4,805		32		4,286		—		328		1,065		16		2,811		146		—		237		13,726
Services		24		—		2,832		14		—		88		1		—		—		—		140		3,099

		78,970		22,123		38,440		21,545		26,232		42,275		27,399		51,388		6,545		—		40,753		355,670
Online*		4,752		978		3,837		1,511		1,176		1,886		1,277		137		516		—		1,154		17,224

Total revenues	E	83,722	E	23,101	E	42,277	E	23,056	E	27,408	E	44,161	E	28,676	E	51,525	E	7,061	E	—	E	41,907	E	372,894

*
Online revenues include E 9,147 of products sold solely on websites with the remainder representing revenues from contracts containing both print and online content.

    (b) Other items: Predecessor Group (combined):

    Three hundred and forty-eight-day period ended December 14, 1998

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Operating profit before certain expense	E	9,229	E	(434)	E	11,768	E	7,360	E	7,115	E	5,232	E	2,680	E	16,782	E	1,025	E	(6,040)	E	5,359	E	60,076
Interest expense (income)		2,668		2,034		3,065		(72)		(704)		1,699		758		(2)		(21)		743		1,749		11,917
Amortization		1,652		1,383		1,928		604		1,519		2,481		1,582		563		91		—		1,336		13,139
Depreciation		1,291		336		362		170		286		499		367		1,078		68		354		319		5,130
Income tax expense (benefit)		1,528		586		1,907		1,309		4,622		(244)		303		5,298		—		261		2,636		18,206
Total assets		33,612		28,053		32,580		16,177		44,301		73,196		31,621		24,957		2,295		4,227		31,653		322,672
Long-lived assets	E	4,009	E	1,169	E	825	E	1,121	E	5,205	E	1,559	E	1,963	E	7,632	E	172	E	1,991	E	882	E	26,528

  Trader.com N.V. (combined):

    Seventeen-day period ended December 31, 1998

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate		Other Countries		Total
Operating profit (loss) before certain expenses	E	276	E	(129)	E	431	E	185	E	185	E	243	E	168	E	379	E	(67)	E	(2,671)	E	403	E	(597)
Interest expense (income)		297		83		153		(23)		(50)		119		41		(2)		(10)		128		998		1,734
Amortization		221		50		273		113		153		126		78		26		20		—		140		1,200
Depreciation		59		11		16		8		14		23		17		67		—		127		(89)		253
Income tax expense (benefit)		39		9		43		10		69		(3)		4		92		—		(129)		135		269
Total assets		104,429		27,091		119,862		52,767		75,669		68,753		37,103		16,685		9,452		20,554		45,856		578,221
Long-lived assets	E	3,898	E	1,154	E	809	E	1,112	E	5,179	E	1,531	E	1,950	E	7,632	E	149	E	1,978	E	906	E	26,298

F–19

  Trader.com N.V. (combined):

    Year ended December 31, 1999

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate			Other Countries		Total
Operating profit (loss) before certain expenses	E	8,255	E	3,350	E	11,896	E	8,241	E	7,029	E	8,529	E	4,891	E	17,314	E	1,096	E	(18,206	)*	E	6,125	E	58,520
Interest expense (income)		4,565		4,552		3,691		(406)		(1,311)		4,788		1,947		(155)		(5)		21,921			1,740		41,327
Amortization		5,558		1,354		6,605		2,386		3,459		3,039		1,967		558		430		747			3,145		29,248
Depreciation		1,483		487		434		263		593		708		535		1,040		72		390			326		6,331
Income tax expense (benefit)		(2,403)		1,264		1,238		1,097		2,105		(1,080)		11		3,125		277		2,668			1,141		9,443
Total assets		158,367		25,694		117,844		45,786		71,307		80,022		47,481		17,427		10,245		40,231			64,474		678,878
Long-lived assets	E	5,021	E	1,630	E	1,060	E	1,522	E	4,972	E	1,676	E	2,569	E	8,174	E	162	E	9,416		E	1,612	E	37,814

*
Included in this amount is E 5,985 of costs incurred in connection with the development of the Group's Internet activities, including advertising, recruiting and other expenses.

  Trader.com N.V. (consolidated):

    Year ended December 31, 2000

	Canada		USA		France		Hungary		Italy		Spain		Australia		Russia		Netherlands		Corporate			Other Countries		Total
Operating profit (loss) before certain expenses	E	4,785	E	2,729	E	(796)	E	7,359	E	4,968	E	6,307	E	2,063	E	21,786	E	(1,925)	E	(54,125	)*	E	(3,123)	E	(9,972)
Interest expense (income)		7,340		3,355		4,649		(613)		(1,350)		2,531		995		(312)		(144)		6,119			481		23,051
Amortization		10,165		1,418		7,631		2,306		3,437		4,065		2,677		3,431		792		149			3,191		39,262
Depreciation		5,232		563		1,038		721		1,077		1,016		931		1,658		164		9,289			698		22,387
Income tax expense (benefit)		1,595		819		(3,476)		1,384		(576)		(1,807)		496		5,716		(53)		1,236			1,156		6,490
Total assets		203,838		29,603		137,987		44,860		67,900		94,325		54,715		51,958		25,015		49,532			64,869		824,602
Long-lived assets	E	11,496	E	1,897	E	3,027	E	3,415	E	5,278	E	2,583	E	3,309	E	9,161	E	638	E	16,131		E	2,444	E	59,379

*
Included in this amount is E 38,005 of costs incurred in connection with the development of the Group's Internet activities, including advertising, recruiting and other expenses.

    The differences between the operating profit (loss) before certain expenses under 4(b) and the operating profit (loss) as per the Combined and Consolidated Statements of Operations are as follows:

	Predecessor Group		Trader.com N.V.
	Combined		Combined					Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999			December 31, 2000
	(348 days)		(17 days)		(365 days)			(365 days)
Operating profit (loss) before certain expenses	E	60,076	E	(597)	E	58,520	E	(9,972)
Depreciation and amortization		(18,269)		(1,453)		(35,579)		(61,649)
Non-cash compensation expense		(3,849)		(70)		(40,079)		(52,078)
Write-down of impaired assets		(1,993)		—		(549)		(14,735)

Operating profit (loss) as per Statements of Operations	E	35,965	E	(2,120)	E	(17,687)	E	(138,434)

F–20

5.  Acquisitions:

    During the years ended December 31, 2000 and 1999, the Group made 25 acquisitions for total consideration, including direct costs of acquisition and subsequent earn-outs paid, of E 139,191. All of these acquisitions were accounted for as purchases and are included in the Company's operations beginning on the date of acquisition.

1999 Acquisitions

    During 1999, the Company purchased substantially all of the assets and assumed certain liabilities of 11 print and online classified advertising businesses (the "1999 acquisitions"). The consideration paid by the Company for the 1999 acquisitions was a combination of cash and earn-out payments.

    The following table presents for each 1999 acquisition, summary information regarding the acquisition and the total consideration paid by the Company at the acquisition date including direct costs of acquisitions and earn-out payments made by the Company subsequent to the acquisition through December 31, 2000.

Acquisition Name	Country	Medium	Date Acquired	Percentage Ownership	Total Consideration
Great Northern Wheels & Deals	USA	Print	Jan. 20	100%	E	1,776
Editora Balcao	BRAZIL	Print	Feb. 26	100%		1,453
Trueque	SPAIN	Print	May 7	100%		7,767
Virtualfiles.net	CANADA	Website	July 19	75%		483
Garantie System	FRANCE	Warranty Broker	July 30	95%		914
TMSI	FRANCE	Website	July 30	50.1%		3,922
Auto Trader & West Coast Boat Journal	CANADA	Print	Aug. 25	100%		20,445
La Occasion	SPAIN	Print	Sept. 22	100%		1,751
Ad Mag	AUSTRALIA	Print	Sept. 22	100%		1,796
Editora Immobiliara/Urbana	COLUMBIA	Print	Nov. 3	64.6%		2,877
Coches.net	SPAIN	Website	Dec. 16	100%		4,126

	Total acquisitions during 1999					47,310
	Add: earn-outs paid in 1999 & 2000					337

	Total				E	47,647

    All direct costs of acquisition and earn-out payments are recorded as increases to goodwill. Additionally, the Company is obligated to make future earn-out payments in the event that specified performance targets are achieved by certain acquirees over periods of no more than 4 years from the date of acquisition as set forth in the respective purchase agreements. If all performance targets are met, the Company would have future quantifiable earn-out payments of E 3,185.

2000 Acquisitions

    During 2000, the Company purchased substantially all of the assets and assumed certain liabilities of 14 print and online classified advertising businesses (the "2000 acquisitions"). The consideration paid by the Company for the 2000 acquisitions was a combination of cash, Class A Common Shares, promissory notes and earn-out payments.

    The following table presents for each 2000 acquisition, summary information regarding the acquisitions and the total consideration paid by the Company at the acquisition date including direct

F–21

costs of acquisitions and earn-out payments made by the Company during and subsequent to the acquisition through December 31, 2000.

Acquisition Name	Country	Medium	2000 Date Acquired	Percentage Ownership	Total Consideration
Publishing House Pennsylvania	UNITED STATES	Print	Jan.1	100%	E	1,032
House 4 Sale	SWEDEN	Website	Jan. 1	60%		200
Vancouver Buy & Sell	CANADA	Print	Jan. 20	100%		24,750
Autobit	POLAND	Print	March 1	100%		1,703
Netclub	FRANCE	Website	April 10	59.4%		2,456
Occasiones del Motor	SPAIN	Print	April 14	100%		1,311
El Anunciador	SPAIN	Print	April 14	80%		2,862
Autotrader/Sydney B&S	AUSTRALIA	Print	April 27	100%		11,091
Collectormania	AUSTRALIA	Print	May 1	100%		325
Rossini	FRANCE	Auction House	May 4	66.5%		6,408
Visitnet.com	CANADA	Website	May 5	100%		242
Epublik	FRANCE	Website	May 31	100%		5,273
De Partikulier	NETHERLANDS	Print	July 17	100%		11,445
Bargain Finder	CANADA	Print	Aug. 31	100%		22,446

	Total acquisitions during 2000					91,544
	Add: earn-outs paid in 2000					—

	Total				E	91,544

    All direct costs of acquisitions and earn-out payments are recorded as increases to goodwill. Additionally, the Company is obligated to make future earn-out payments in the event that specified performance targets are achieved by the acquirees over periods of no more than 3 years from the date of acquisition as set forth in the respective purchase agreements. If all performance targets are met, the Company would have future quantifiable earn-out payments of E 4,431.

    The following unaudited pro forma information presents the Company's results of operations for the years ended December 31, 1999 and 2000 after giving effect to the 1999 and 2000 acquisitions as if they had been consummated on January 1, 1999. Such unaudited pro forma information is based on the historical financial information of all the acquisitions and does not include operational or other changes which might have been made by the Company.

    The unaudited pro forma information for the years ended December 31, 1999 and 2000 presented below is for illustrative purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future.

	Unaudited Pro-forma December 31,
	1999		2000
Net revenue	E	322,604	E	383,874

Net loss	E	(70,989)	E	(174,741)

6.  Acquisitions from controlling shareholders:

    In 2000, the Company acquired 100% of the capital stock of Mirabridge International B.V. ("Mirabridge"). Mirabridge, which was indirectly controlled by the Company's co-chief executive

F–22

officers at the time, owned an 88% interest in the Russian Entities. The Company completed this acquisition on February 18, 2000, with retroactive effect to January 1, 2000.

    The purchase price of E 130,459 was paid by the issuance of a promissory note, and newly created Class C and Class D Redeemable Preferred Shares. The Class C and Class D Redeemable Preferred Shares received E 2,789 as a 12% dividend-in-kind from January 1, 2000 to the IPO date. Following the IPO, the Class C Redeemable Preferred Shares and the Class D Redeemable Preferred Shares automatically converted into 3,813,135 Class A Common Shares, including the dividend-in-kind. Following the IPO, the promissory note automatically converted into 609,633 Class A Common Shares.

    The Company accounted for the purchase of a portion of the transaction (71% interest) as a common control transaction and for the purchase of the remaining portion (17% interest) in the Russian Entities as a step acquisition resulting in additional goodwill and other intangibles (see note 3a). E 92,794, representing the excess of the fair value of the consideration paid over the historical book value of the Russian Entities as purchased by Mirabridge, has been treated as a deemed dividend to the Controlling Shareholders.

    The payments made, and the allocation of the purchase price at January 1, 2000, are as follows:

Purchase price including acquisition costs	E	130,459
Less: deemed dividend to Controlling Shareholders		(92,794)

Amounts allocated to acquired assets	E	37,665

Allocation of purchase price to acquired assets:
Assets acquired	E	9,107
Goodwill		28,558

	E	37,665

7.  Property, plant and equipment:

    The details of property, plant and equipment are as follows:

	Trader.com N.V.
	Combined		Consolidated
	December 31, 1999		December 31, 2000
Land	E	650	E	532
Buildings		7,264		7,238
Office furniture, computers and equipment		18,402		39,739
Software		8,195		22,355
Printing presses and related equipment		6,507		6,756
Assets in progress		—		1,898
Leasehold improvements		3,286		8,745

		44,304		87,263
Less accumulated depreciation and amortization		(6,490)		(27,884)

Property, plant and equipment, net	E	37,814	E	59,379

    Included in property, plant and equipment balances at December 31, 2000, is E 6,555 of computers and software, with E 546 of related accumulated depreciation, that were leased in September 2000. There were no significant capital lease balances in 1999.

F–23

8.  Goodwill and other intangibles:

    The major classes of intangible assets and related accumulated amortization are as follows:

	Trader.com N.V.
	Combined		Consolidated
	December 31, 1999		December 31, 2000
Goodwill of print businesses	E	364,626	E	442,183
Goodwill of online businesses		7,398		13,011
Tradenames		147,551		182,392
Advertiser base		39,854		46,275
Other intangibles		—		1,071

		559,429		684,932
Less accumulated amortization		(29,594)		(67,553)

Goodwill and other intangibles, net	E	529,835	E	617,379

9.  Due to shareholders:

    The amounts due to shareholders under the senior subordinated mezzanine notes and the unsecured subordinated notes consist of the following:

		Trader.com N.V.
		Combined		Consolidated
		December 31, 1999		December 31, 2000
(i)	Senior Subordinated Mezzanine Notes issued primarily in connection with the purchase of the Predecessor Group; 12% interest payable in the form of additional Senior Subordinated Mezzanine Notes; interest capitalizable; final maturity date of June 2009.	E	142,943	E	—
(ii)	Subordinated Loan Notes issued primarily in connection with the purchase of the Predecessor Group; 12% interest payable on a semi-annual basis; principal due December 2008.		63,158		—

		E	206,101	E	—

    All Senior Subordinated Mezzanine Notes outstanding as of the date of the initial public offering were automatically converted, immediately prior to such initial public offering, into 4,881,651 Class A Common shares at the initial public offering price.

    Proceeds from the initial public offering were used to fully repay all principal and accrued interest on the Subordinated Loan Notes.

F–24

10.  Long-term debt:

    (a) On April 5, 2000, the Company entered into a supplemental Credit Agreement amending and restating the original Credit Agreement from December 1998. Long-term debt consists of the following:

		Trader.com N.V.
		Combined		Consolidated
		December 31, 1999		December 31, 2000
(i)	Credit Agreement, originally arranged on December 15, 1998 for approximately E363,328, amended and restated on April 5, 2000, approximately E269,830 available at December 31, 2000 consisting of 5 tranches as follows:
	Tranche A: E49,500 (original lending amount of E149,313), amortizing 5.75 year term loan at 225bps over LIBOR (denominated in optional currencies), repayable in increasing semi-annual installments, starting on June 30, 2000 with final repayment due on December 31, 2005	E	124,285	E	—
	Tranche B: E78,751 (original lending amount of E74,657), 6.75 year bullet term loan at 300bps over LIBOR (denominated in USD), repayable in full on December 31, 2006		74,464		78,751
	Tranche C: E53,079 (original lending amount of E49,771), 7.75 year bullet term loan at 350bps over LIBOR (denominated in USD), repayable in full on December 31, 2007		49,771		53,079
	Tranche D: E13,500 (original lending amount of E14,931), 5.75 year revolving credit facility at 225bps over LIBOR (denominated in optional currencies), repayable on the earlier of the interest date relating to each Tranche D advance (one, two, three or six months subsequent to the advance), or the final Tranche A repayment date or the day on which the Tranche A utilization are repaid or prepaid in full		8,000		11,084
	Tranche E: E75,000 (original maximum lending amount of E74,656), 6.75 year acquisition facility at 275bps over LIBOR (denominated in optional currencies), repayable in full on December 31, 2006		14,533		15,099

			271,053		158,013
(ii)	Other debt*		4,182		4,423

			275,235		162,436
	Less amounts due within one year		16,132		1,667

		E	259,103	E	160,769

*
Other debt includes share appreciation rights plan liabilities for the Group's Spanish and Australian subsidiaries for an aggregate amount of E 3,495 at December 31, 1999, and debt of E 2,557 at December 31, 2000 for the deferred payment on the acquisition of Epublik.

F–25

    The Tranche B and C facilities were drawn down in full on December 15, 1998 to refinance outstanding indebtedness of the Hebdo Mag companies to Cendant Corporation and remain outstanding at December 31, 2000. Subject to compliance with customary conditions precedent, the revolving credit facility may be drawn from time to time for working capital and general corporate purposes, the Tranche E facility is available for financing permitted acquisitions and the Tranche A facility is available for financing the development of Internet activities.

    The obligations of the borrowers under the Credit Agreement under (a)(ii), obtained subsequent to the period ended December 14, 1998, are guaranteed by substantially all entities in the Group, subject to certain limitations in some jurisdictions. The obligations of the borrowers and the guarantors are secured by pledges of the shares of substantially all entities in the Group.

    (b) As of December 31, 2000, the maturities of long-term debt are as follows:

Year Ending December 31	Senior Bank Debt		Other		Total
2001	E	—	E	1,667	E	1,667
2002		—		1,534		1,534
2003		—		940		940
2004		—		268		268
2005		11,084		14		11,098
2006		93,850		—		93,850
2007		53,079		—		53,079
2008		—		—		—
2009		—		—		—

	E	158,013	E	4,423	E	162,436

11.  Derivative financial instruments:

    In respect of its multi-currency senior bank debt facility, the Group seeks to manage its risk related to fluctuations in interest rates through interest rate and cross currency swaps.

    The counterparty to the Company's swap contracts is a major international financial institution. The Company is exposed to credit loss in the event of nonperformance by this counterparty. The Company manages this risk by monitoring the credit standing of the counterparty. Risk of nonperformance by the counterparty does not appear to be probable and no loss due to nonperformance is currently anticipated.

    (i)  Interest rate swaps:

Maturing	Outstanding Notional Amount as of December 31, 2000				Interest to be Paid	Interest to be Received	Valuation Loss as of December 31, 2000
	(in local currency)		(in Euros)*
Dec. 2007	USD	50,000	E	53,079	7.46%	Libor 1 month	E	3,502
Dec. 2006	USD	2,661		2,825	7.45%	Libor 1 month		180

    (ii) Cross currency swaps:

Maturing	Outstanding Notional Amount as of December 31, 2000				In Swapped Currency		Interest to be Paid	Interest to be Received	Valuation Loss as of December 31, 2000
	(in local currency)		(in Euros)*
Dec. 2006	USD	58,255	E	61,842	CAD	85,971	9.84%	Libor 1 month +3%	E	861
Dec. 2006	USD	13,268		—	E	14,113	9.66%	Libor 1 month +3%		932

*
At December 31, 2000 year end closing rates.

    Based on the interest rates prevailing at December 31, 2000, the Company would have a E 5,475 unrealized loss on the termination of its interest rate and cross currency swaps. Unrealized gains or losses on interest rate and cross currency swaps are not recognized for financial reporting purposes unless the interest rate or cross currency contracts are terminated prior to their maturity.

F–26

    (iii) Forward contracts

    The Group enters into foreign currency forward contracts, with maturities generally less than one year, to minimize its exposure to adverse fluctuations in foreign currency rates related to intercompany payables. The Group's foreign currency forward contracts at December 31, 2000 consisted of one contract to buy E 2,200 against the Swedish krona.

    Forward contracts no longer meeting all of the requirements of SFAS No. 52 for hedging purposes are marked to market at the end of each accounting period. The recorded but unrealized losses on these forward contracts were immaterial for the year ended December 31, 2000.

12.  Redeemable Preferred and Common Shares:

    The description of the Redeemable Preferred and Common Shares of Trader.com is the following:

	Trader.com N.V
	Combined				Consolidated
	December 31, 1999				December 31, 2000
	Par Value		APIC		Par Value		APIC
Redeemable Preferred Shares, E0.02 nominal value; Class B 116,450 shares authorized, 2,932 and 0 issued and outstanding at December 31, 1999 and 2000, respectively; liquidation preference of E1,000 per share; cumulative dividend at 10% per annum payable in Class B Redeemable Preferred Shares only	E	—	E	2,772	E	—	E	—

Redeemable Preferred Shares, E0.02 nominal value; Class A 20,550 shares authorized, 7,180 and 0 issued and outstanding at December 31, 1999 and 2000, respectively; liquidation preference of E1,000 per share; cumulative dividend at 10% per annum payable in Class A Redeemable Preferred Shares only	E	—	E	6,798	E	—	E	—

Convertible Class A and B Preferred Shares, E0.02 nominal value; 150,000 shares authorized, 30,336 and 0 issued and outstanding as of December 31, 1999 and 2000, respectively; liquidation preference of E1,000 per share	E	—	E	28,711	E	—	E	—
Class C Shares, E0.16 nominal value; 567,600,000 shares authorized, 0 issued and outstanding as of December 31, 1999 and 2000		—		—		—		—
Common Shares:
Class A, E0.16 nominal value; 1,872,339,000 and 2,612,377,725 shares authorized, 258,891 and 39,625,217 issued and outstanding as of December 31, 1999 and 2000, respectively; one vote per share.		2		884		6,340		691,732
Class B1, E1.92 nominal value; 38,100,000 and 0 shares authorized, 36,562,119 and 0 issued and outstanding as of December 31, 1999 and 2000, respectively; 12 votes per share.		2,925		101,384		—		—
Class B2, E1.92 nominal value; 16,500,000 and 0 shares authorized, 15,037,881 and 0 issued and outstanding as of December 31, 1999 and 2000, respectively; 12 votes per share.		1,203		41,697		—		—
Class B, E1.92 nominal value; 0 and 51,600,000 shares authorized, 0 and 51,600,000 shares issued and outstanding as of December 31, 1999 and 2000, respectively; 12 votes per share.		—		—		99,072		48,137
Contributed surplus received		—		211		—		—
Allocation to convertible preferred shares		—		175,239		—		323,974
Deferred compensation expense		—		51,041		—		122,119
Deemed dividend to Controlling Shareholders		—		(132,831)		—		(225,625)

	E	4,130	E	266,336	E	105,412	E	960,337

F–27

    Upon its incorporation, Trader.com was initially authorized to issue 4,500,000 common shares, nominal value E 0.0363 (NLG 0.08) per share, 2,250,000 of which were issued for a cash consideration of E 82. On December 15, 1998 Trader.com's Articles of Association were amended so that the Group was authorized to issue 1,872,339,000 Class A Common Shares, 38,100,000 Class B1 Common Shares, 16,500,000 Class B2 Common Shares, 20,550 Class A Redeemable Preferred Shares, 116,450 Class B Redeemable Preferred Shares, 150,000 Convertible Preferred Shares and 567,600,000 Class C Shares. On December 15, 1998, effective upon the adoption of the foregoing amendment of the Company's Articles of Association the 2,250,000 ordinary shares were automatically converted into 2,250,000 Class B2 Common Shares. The Group then issued 12,750,000 Class B2 Common Shares and 36,600,000 Class B1 Common Shares for a cash consideration of E 147,209. Pursuant to the post-closing balance sheet adjustment, 37,881 Class B1 Common Shares were automatically converted to 37,881 Class B2 Common Shares. Additional paid-in capital has been reduced by an amount of E 132,831 representing a distribution to the Controlling Shareholders as a result of a common control transaction in connection with the purchase of the Predecessor Group.

    Additional paid-in capital in the amounts of E 175,239 and E 148,735 were recorded against accumulated deficit as of December 31, 1999 and 2000, respectively, as a result of the allocation to preferred shares issued through these dates of the value of beneficial conversion features.

    On January 1, 1999, the Group issued 51,000 Class A Common Shares at E 2.82 per share for an aggregate consideration of E 144. Effective as of February 22, 1999, the Group issued 675 Class A Redeemable Preferred Shares, 450 Class B Redeemable Preferred Shares and 3,375 Convertible Preferred Shares for aggregate consideration of E 4,096.

    On August 5, 1999 and effective June 9, 1999, the Group issued 1,562 Class A Redeemable Preferred Shares, 463 Class B Redeemable Preferred Shares and 6,075 Convertible Preferred Shares for an aggregate consideration of E 7,564. Effective August 27, 1999, the Group issued 4,038 Class A Redeemable Preferred Shares, 1,649 Class B Redeemable Preferred Shares and 17,061 Convertible Preferred Shares for an aggregate consideration of E 21,521.

    On December 15, 1999, the Group issued 207,891 Class A Common Shares at E 3.57, for an aggregate cash consideration of E 742. Effective December 31, 1999, the Group issued 905 Class A Redeemable Preferred Shares, 370 Class B Redeemable Preferred Shares and 3,825 Convertible Preferred Shares for an aggregate consideration of E 5,100. In December 1999, Trader.com N.V. restated the par value of all classes of shares from Dutch guilders to euros.

    Effective January 24, 2000, the group issued 6,875 Redeemable Preferred Shares and 20,625 Convertible Preferred Shares for an aggregate consideration of E 27,500.

Redeemable Preferred Shares

    Each Redeemable Preferred Share, Class A and B, was entitled to a 10% annual cumulative dividend payable by issuance of additional Redeemable Preferred Shares. Holders of Redeemable Preferred Shares were not entitled to any cash dividends. Upon the Company's IPO, all outstanding Redeemable Preferred shares of each series were converted into 588,655 Class A Common shares at the IPO price of E 30.

Convertible Preferred Shares

    Each Convertible Preferred Share, Class A and B, was entitled to a non-cumulative cash dividend up to E 0.02. Upon Trader.com's IPO, all outstanding Convertible Preferred Shares of each series were automatically converted into 14,698,227 Class A Common Shares at the applicable conversion rate for such series.

F–28

Class C Shares

    Each share of Class C Shares is entitled to a non-cumulative cash dividend up to E 0.02 per year. Class C Shares rank junior to Redeemable Preferred Shares and senior to all other classes of shares with regard to the payment of dividends. As long as any Class C Shares are outstanding, Trader.com may not declare any dividends with respect to, or make any other distribution on, or redeem or repurchase any Convertible Preferred Shares or Common Shares unless Trader.com has paid or simultaneously provides for the payment of dividends on the outstanding Class C Shares.

    Trader.com can redeem and cancel all outstanding Class C Shares at any time, in whole or in part, without payment of any consideration to the holders of such shares, provided such redemption and subsequent cancellation has been approved by the general meeting of shareholders of Trader.com. In the event of a liquidation of the Group's assets, holders of Class C Shares shall be entitled to payment out of the net assets available for distribution to shareholders of the equivalent of E 0.02 per share, and no more. Class C Shares rank junior to Redeemable Preferred shares and senior to Common Shares with respect to distribution of assets upon liquidation. Holders of Class C Shares are entitled to one vote per share in a general meeting of shareholders.

Class A Common Shares

    A reconciliation of activity for Class A Common Shares during 2000 follows:

	Shares	Par Value		APIC
Balances, January 1, 2000	258,891	E	2	E	884
Restatement, Class A par value	—		40		(40)
Issuance, Vancouver Buy and Sell acquisition	69,744		11		2,081
Exercise of warrants	1,612,500		258		4,295
Issuance upon completion of the IPO	13,000,000		2,080		387,920
Less IPO fees and related charges	—		—		(37,663)
Issuance, Mirabridge acquisition	4,422,798		708		131,975
Conversion, Mezzanine Notes	4,881,651		781		145,668
Less: cancellation of deferred financing fees	—		—		(4,184)
Conversion, Convertible Preferred Shares	14,698,227		2,352		46,984
Conversion, Redeemable Preferred Shares	588,655		94		17,023
Less: Payment in kind dividends	—		—		(3,461)
Exercise of share options	92,751		14		250

Balances, December 31, 2000	39,625,217	E	6,340	E	691,732

    Holders of Class A Common Shares are entitled to one vote per share in a general meeting of shareholders. Upon completion of the IPO, Trader.com issued 13,000,000 Class A Common Shares at a price of E 30.

    In February 2000, Trader.com authorized and implemented a 3 for 1 share split. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the share split. In addition, the articles of association were amended to reflect changes in nominal value and the creation of the Class C Shares.

Class B Common Shares

    Upon the completion of the IPO, all Class B1 and Class B2 Common Shares were converted to Class B Common Shares. Holders of Class B Common Shares are entitled to twelve votes per share in a general meeting of shareholders.

F–29

    Each Class B Common Share shall be automatically converted into 11 Class C Shares and 1 Class A Common share upon transfer to any person other than a permitted transferee of Class B Common Shares and other than a transfer resulting in the transferee holding a majority of the voting interests. Such permitted transferees consist only of (i) affiliates of CGIP, (ii) John H. MacBain, Louise T. Blouin and Eric Teyssonnière de Gramont and certain of their family members and (iii) corporations and trusts controlled by John H. MacBain or Louise T. Blouin.

    The holders of Class B Common Shares have agreed that they will not transfer any Class B Common Shares held by them unless the transferee of such shares agrees to immediately transfer all Class C Shares received by such transferee upon such transfer to Trader.com for no consideration. Trader.com has agreed that it will then as promptly as practicable redeem and cancel all such Class C Shares.

    Distributions of all types (other than share dividends), including dividends and liquidation distributions, among common shareholders shall be made ratably, as a single class, regardless of the relative nominal value of the Class A and Class B Common Shares. Class A and Class B Common Shares rank junior to all other classes of shares with respect to distribution of assets upon liquidation and with respect to payment of dividends. If a share dividend is paid on one class of common shares, a dividend at the same rate must be paid on the other class of common shares. Trader.com may not issue additional Class B Common Shares except in payment of such a share dividend. The shares of one class of common shares may not be split or combined, or the nominal value thereof changed, unless the shares of the other class are proportionally split or combined, or the nominal value thereof proportionally changed.

    On April 5, 2000, the nominal value of Class A and Class B Common Shares was restated to E 0.16 and E 1.92, respectively.

Contributed Surplus Received

    In June and July 1998, the Controlling Shareholders acquired a 20% minority interest in the Russian Entities. For the period from June 1998 to December 1999, this 20% interest has been combined with the financial statements of Trader.com. The contributed surplus amounting to E 11,885 received from the Controlling Shareholders, which is included in the Statement of Shareholders' Equity (Deficit) for the period ended December 14, 1998, represents the purchase price of this interest in the Russian Entities.

Warrants

    In connection with the acquisition of the Predecessor Group, and the related issuance of the Senior Subordinated Mezzanine Notes (the "Mezzanine Notes"), the Group entered into three Class A Common Shares Purchase Warrant agreements to issue up to 3,440,000 share purchase warrants (the "Warrants") with an exercise price of E 2.82. Each Warrant represented the right to purchase 3 Class A Common Shares of Trader.com. Following the IPO, the conversion of all outstanding vested warrants induced the issuance of 1,612,500 Class A Common Shares and all other warrants were terminated.

F–30

13.  Earnings per share:

    The computations of basic and diluted net loss per share for the seventeen-day period ended December 31, 1998 and for the years ended December 31, 1999 and 2000 were as follows:

	Trader.com N.V.
	Combined				Consolidated
	December 31, 1998		December 31, 1999		December 31, 2000
	(17 days)		(365 days)		(365 days)
Numerator:
Net loss	E	(3,680)	E	(72,095)	E	(172,133)
Deemed dividend on convertible preferred shares		—		(175,239)		(148,735)
Dividend-in-kind on redeemable preferred shares		—		(389)		(3,072)

Numerator for basic and diluted net loss per common share	E	(3,680)	E	(247,723)	E	(323,940)

Denominator:
Weighted average number of shares outstanding used in basic and diluted net loss per common share calculation		51,600,000		51,660,683		81,022,472

Basic and diluted net loss per common share	E	(0.07)	E	(4.79)	E	(4.00)

    Diluted net loss per common share for the years ended December 31, 1999 and 2000 does not include the effects of 3,440,000 and 0 common stock warrants, of 1,723,278 and 516,984 options outstanding under the 1999 Option Plan, of 2,809,143 and 3,050,648 options outstanding under the 1998 Equity Incentive Plan, of 9,053,643 and 0 Common shares issuable upon conversion of the Convertible Preferred Shares on an "as if" converted basis and of 0 and 2,323,788 options outstanding under the 2000 Option Plan as the effect of their inclusion is anti-dilutive during the period.

14.  Options, share appreciation rights and other share transactions with employees:

1998 Equity Incentive Plan

    Trader.com's 1998 Equity Incentive Plan (the "Equity Plan") permits, prior to December 15, 2008, the grant of "Share Rights" to key employees of the Group or its subsidiaries and other individuals who render service to the Group or its subsidiaries upon approval by the Supervisory Board. Share Rights represent the following:

  •
  share options as part of a Unit prior to an IPO (and exercisable only after an IPO),

  •
  share options alone on or after an IPO,

  •
  share appreciation rights ("SARs") as part of a Unit prior to an IPO only,

  •
  restricted share awards (denominated in shares or share units) and the opportunity to make direct purchases of shares.

    Under the terms of the Plan, 4,800,000 Class A Common Shares were authorized for issuance upon exercise of Share Rights. The Equity Plan indicates that options expire ten years after the grant date, and that vesting is generally over a five-year period with portions of a grant becoming exercisable at the end of each year. Following the IPO, 10% of all outstanding options vested immediately. The Equity Plan is administered by a committee appointed by the Group's Supervisory Board.

F–31

    Each Unit represented either an option to purchase three Class A Common Shares or a SAR representing 2.25 Class A common shares. Upon the completion of the IPO, all Units were converted into options to purchase 3 Class A Common Shares.

    The following table summarizes information about the Group's Units outstanding as of December 31, 1999 (expressed in the number of options into which they converted upon completion of the IPO) and options outstanding as of December 31, 2000:

	December 31, 1999			December 31, 2000
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	1,831,848	E	2.82	2,809,143	E	3.01
Granted	1,067,295		3.31	925,716		3.57
Exercised	—		—	(92,751)		2.86
Canceled or expired	(90,000)		2.82	(591,460)		3.48

Options outstanding, end of year	2,809,143	E	3.01	3,050,648	E	3.09

Options exercisable, end of year	366,369	E	2.82	1,103,470	E	2.96

    The weighted average remaining contractual life of the outstanding options is 8.4 years and their exercise price ranges from E 2.82 to E 3.57.

    In 1999 and 2000, the Group granted Units for which compensation expense was recorded in accordance with APB Opinion No. 25 and FASB Interpretation No. 28, which applies to variable plans. Following the completion of the IPO, the Group accounts for the Equity Plan as a stock option plan, since the share appreciation right component is no longer exercisable. The Group has recorded non-cash compensation expense in the amount of E 23,742 in 1999 and E 31,582 in 2000 for options granted to employees and non-employees. Compensation expense was calculated based on the difference between the exercise price and the deemed fair value (IPO price) of E 30.00 per share for employees for both 1999 and 2000. The Group continues to amortize the deferred compensation related to the 1998 Equity Plan using an accelerated method as prescribed in FASB Interpretation No. 28 over the vesting period.

    The fair value of the Units issued to non-employees was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, risk-free interest rate of 6% and expected life of 5 years. As permitted under the provisions of SFAS No. 123, and based on the historical lack of public market for Trader.com's shares, no factor for volatility has been reflected in the option pricing calculation.

SAR Plans

    In addition to the Equity Plan, the Group had SAR plans for certain employees in its Canadian, Australian and Spanish subsidiaries. The Group accrued compensation expense for the increase in value of its subsidiary's stock over the exercise price. The amount of compensation expense was calculated based upon the achievement of certain adjusted earnings targets pursuant to the individual SAR plans.

    The Group applies APB Opinion No. 25 and related interpretations to account for these plans. The amount of compensation expense recorded for these SAR plans was E 2,019 and E 70 for the three-hundred and forty-eight-day period ended December 14, 1998 and the seventeen-day period ended December 31, 1998, respectively and E 1,733 for the year ended December 31, 1999. In 2000, the Australian and Spanish SAR plans were converted into share options pursuant to grants under the Group's 1998 Equity Incentive Plan and 2000 Option Plan and the Canadian SAR plan was terminated.

F–32

1999 Option Plan

    In December 1999, the Company's then co-chief executive officers, Ms. Blouin and Mr. MacBain, amended and restated their employment agreements pursuant to which they agreed to reduce their annual cash compensation under their employment agreements to E 100 each. In return, the Group agreed to grant options under the 1999 Option Plan to Ms. Blouin and Mr. MacBain to acquire 1,723,278 Class A Common Shares. The options have an exercise price of E 3.57, which was deemed to be below the fair value of the underlying shares at grant date. The options granted under the 1999 Option Plan are accounted for by applying fixed option accounting using the guidance in paragraph 12 of APB Opinion No. 25. The cumulative difference between the IPO price of E 30.00 per Class A Common Share and the exercise price of the granted options was E 45,546. This amount had been recorded as deferred compensation expense, which is a component of shareholders' equity, and was being amortized on a straight line basis over the five-year vesting period of the granted options, including compensation expense of E 9,109 for the year ended December 31, 1999 and E 20,496 (of which E 15,941 was an accelerated compensation expense as discussed below) for the year ended December 31, 2000. Following the IPO, 10% of all outstanding options vested immediately.

    Upon Ms. Blouin's departure from the Company in October 2000, Ms. Blouin had vested options to purchase 258,492 Class A Common shares. The remainder of Ms. Blouin's unvested options to purchase Class A Common shares were forfeited upon her departure and, as such, no further options will vest for Ms. Blouin. The unvested and forfeited portion of Ms. Blouin's options, representing E 15,941, has been reversed out of deferred compensation expense and recorded against additional paid-in capital.

    In November 2000, Mr. MacBain voluntarily forfeited his then unvested options to purchase Class A Common Shares, leaving him with vested options to purchase 258,492 Class A Common Shares. In accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", the unvested and forfeited portion of Mr. MacBain's options, representing E 15,941, has been reversed out of deferred compensation expense and recorded in the statement of operations as compensation expense as Mr. MacBain continues to be employed by the Company as chief executive officer. In light of these forfeitures, no further compensation expense will be recorded in 2001 or thereafter relative to Ms. Blouin or Mr. MacBain under the 1999 Option Plan.

    The following table summarizes information about the Group's options outstanding under the 1999 Option Plan as of December 31, 1999 and 2000:

	December 31, 1999			December 31, 2000
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	—	E	—	1,723,278	E	3.57
Granted	1,723,278		3.57	—		—
Exercised	—		—	—		—
Canceled or forfeited	—		—	(1,206,294)		3.57

Options outstanding, end of year	1,723,278	E	3.57	516,984	E	3.57

Options exercisable, end of year	344,656	E	3.57	516,984	E	3.57

    The weighted average remaining contractual life of the outstanding options is 8.92 years.

2000 Option Plan

    The Company's 2000 Option Plan provides for the grant of options to purchase a maximum of 5,000,000 Class A Common Shares. As of December 31, 2000, options to purchase 2,429,288 Class A Common Shares have been granted under the 2000 Option Plan at a weighted average exercise price of E 13.41 and a weighted average fair value of E 7.98. These options will expire 10 years after grant.

F–33

    Each option granted is subject to a five year vesting schedule pursuant to which the option vests 20% upon each anniversary date of the grant date. Further, upon each of the first and second anniversaries of the completion of an "acquisition", 50% of all options then unvested and held by persons who remain employees of Trader.com N.V. or the surviving or acquiring entity will become immediately vested in full.

    The following table summarizes information about the Group's options outstanding under the 2000 Option Plan as of December 31, 2000:

	December 31, 2000
	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	—	E	—
Granted	2,429,288		13.41
Exercised	—		—
Canceled or expired	(105,500)		19.33

Options outstanding, end of the year	2,323,788	E	13.14

Options exercisable, end of year	—	E	—

    The weighted average remaining contractual life of the outstanding options is 9.6 years.

    Exercise prices for options outstanding as of December 31, 2000 are as follows:

Exercise Price		Number Outstanding As of December 31, 2000	Grant Date Fair Market Value		Weighted Average Remaining Contractual Life
E	30.00	293,572	E	8.73	9.39
	17.26	613,000		10.37	9.39
	10.98	439,500		7.95	9.76
	7.06	812,716		4.52	9.91
	3.57	165,000		13.70	9.39

		2,323,788

    Except for share options issued to replace terminated SARs, options issued subsequent to our IPO date under our 2000 Option Plan have been issued with exercise prices equal to, or higher than, the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at fair market value on grant date has been recorded as of December 31, 2000 for these option grants in accordance with APB Opinion No. 25.

    Had the Group determined compensation expense using the fair-value based method on the grant date for its options issued under the 2000 Option Plan, as prescribed by SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share for the year ended December 31, 2000 would have been as follows:

Net loss:
As reported	E	(172,133)

Pro forma	E	(173,217)

Basic and diluted net loss per share
As reported	E	(4.00)

Proforma	E	(4.00)

    The fair value of each option grant is estimated using the Black-Scholes option pricing method with the following assumptions for the year ended December 31, 2000:

Expected dividend yield	0%
Expected stock price volatility	71%
Risk-free interest rate	5.7-6.7%
Expected life (in years)	6 years

F–34

French Option Plan

    On October 15, 1999, a French subsidiary of the Group implemented an option plan (the "French Option Plan"). This plan provides for the issuance of up to 550 share options with a fixed exercise price of E 413.90 (FRF 2,715) to directors or management personnel. The options can only be exercised in one transaction between January 1, 2004 and October 14, 2004. On October 15, 1999, 499 options were granted at an exercise price of E 413.90. As of the date of grant, the fair market value of the subsidiary's shares approximated the option exercise price.

    No new options were granted during 2000 and no options have been exercised or forfeited during 1999 or 2000. The fair value of each option grant under the French Option Plan is estimated using the Black-Scholes model and the following 1999 assumptions: risk-free interest of 6%, dividend yield of 0%, and volatility of 0%. Under the French Option Plan, the Company would have recorded compensation expense of approximately E 2 and E 12 for the years ended December 31, 1999 and 2000. Since compensation expense for the French Option Plan, as determined in accordance with SFAS No. 123, for the years ended December 31, 1999 and 2000 is immaterial to the Group's net loss as reported, no pro forma net loss is presented specific to this plan.

Employee Share Purchase Transactions

    In December 1999, the Group sold 207,891 Class A Common Shares to employees and consultants at E 3.57 per share. As a result, non-cash compensation expense was recorded based on the difference between the IPO price of E 30.00 per Class A Common Share and the price at which the shares were sold for an aggregate amount of E 5,495.

Non-Cash Compensation Expense

    The following tables summarize the non-cash compensation expense recorded in 1999 and 2000 related to the Group's share transactions, share option and share appreciation rights plans described above:

Plan	1999 Non-Cash Compensation Expense		Deferred Compensation
1998 Equity Plan	E	23,742	E	—
SAR Plan converted to options		1,733		—
1999 Option Plan		9,109		36,437
Employee share purchases		5,495		—

Total non-cash compensation expense	E	40,079	E	36,437

Plan	2000 Non-Cash Compensation Expense		Deferred Compensation
1998 Equity Plan	E	31,582	E	28,218
1999 Option Plan		20,496		—
2000 Option Plan		—		—

Total non-cash compensation expense	E	52,078	E	28,218

15.  Defined contribution retirement plan:

    The Group's U.S. subsidiaries have a 401k plan (the Plan), which was established effective January 1, 1999. This 401k plan covers substantially all employees over 21 years of age with at least one year of service. Under the provisions of the Plan, eligible employees can make contributions up to 15% of their annual compensation. Trader.com contributes amounts equal to 50% of the employees'

F–35

contributions up to 4% of the employees' annual compensation. Trader.com's contribution to the Plan was E 55 and E 66 for the years ended December 31, 1999 and 2000, respectively.

16. Cost reduction program and write-down of impaired assets:

    In December 2000, the Management Board of the Company announced to its employees its intention to implement a cost reduction program, reducing employee headcount by 275 people, closing certain non-core websites and consolidating certain facilities. The cost reduction program is a result of the Company's plan to focus on two core segments, to accelarate its e-business transformation and to reduce its cost structure. In connection with the cost reduction program, the Company recorded a charge to operations of E 25,475, of which E 14,735 was recorded as a non-cash write-down of impaired assets and E 10,740 was recorded in selling, general and administrative expense.

    The components of the charges to operations in the year ended December 31, 2000 are summarized as follows:

	Recorded in Year Ended December 31, 2000
Charges to operations:
Write-down of impaired assets	E	14,735
Primarily employee severance and termination benefits		10,740

Total charges	E	25,475

    The write-down of impaired assets of approximately E 14,735 was associated with fixed asset write-offs for capitalized software development costs of E 13,679 and leasehold improvements and equipment located at premises impacted by the cost reduction program and related goodwill of E 1,056.

    The activity in the liability for employee severance and termination benefits is as follows:

Cash payments in 2000	E	4,909
Remaining liability at December 31, 2000		5,831

Total	E	10,740

    The Company has estimated the costs associated with the decision to restructure based on the best information available when the decision was made to restructure the Company. Although the company believes its estimates to be reasonable, actual costs associated with these plans may differ.

    During 1999 and 1998, the principle amounts of non-cash write-down of impaired assets were recorded against investments and other assets in Russia.

17. Capital leases:

    In September 2000, the Company entered into a sale and leaseback transaction for E 6,555 of equipment. Rent payments with respect to the related capital lease obligation are dependent upon the stated interest rate in the lease agreement which is fixed. The future minimum lease payments are based on the interest rate as stated in the lease agreement which approximates 8.0%. Payments are due over 36 months and there are no significant final buy-out requirements at the expiration of the lease term.

F–36

    At December 31, 2000, future minimum lease payments under all capital leases for the 3 years subsequent to December 31, 2000 and in the aggregate are as follows:

	Capital Lease Payments
2001	E	2,473
2002		2,473
2003		1,854

		6,800
Less amount representing interest		(735)

Present value of minimum lease payments		6,065
Less current portion		(2,058)

Non current portion of capital lease obligations	E	4,007

    No losses have been incurred related to sale and leaseback transactions.

18. Commitments and contingencies:

  a)
  The commitments reflecting minimum lease payments under existing operating leases for office space, automobiles and office equipment at December 31, 2000 amount to approximately:

	Operating Lease Payments
2001	E	8,438
2002		8,084
2003		7,870
2004		7,110
2005		4,004
2006 and thereafter		4,788

	E	40,294

    Lease expense amounted to E 2,193 and E 107 for the three hundred and forty-eight day and seventeen-day periods ended December 14, 1998 and December 31, 1998, and E 5,017 and E 9,918 for the years ended December 31, 1999 and 2000, respectively.

  b)
  The Group is involved in various litigation in the normal course of business. The Group believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Group's results of operations or financial position.

  c)
  In October 1999, in connection with the purchase of Editora Immobiliara Ltda. and Editora Urbana Ltda. in Colombia, Trader.com agreed to purchase from the seller the remaining 30% of the equity of the companies in 2005 for an earnings based purchase price.

  d)
  In April 2000, in connection with the purchase of shares in Netclub SA in France, Trader.com agreed to purchase from the sellers the remaining equity in the company at the option of the sellers in one or more tranches at specified periods commencing in January 2002 with the last period expiring in December 2003 for an earnings based purchase price.

  e)
  In May 2000, in connection with one of Trader.com's subsidiaries purchase of Rossini SA in France, Trader.com agreed to pay a supplementary purchase price to the sellers if Rossini SA

F–37

    accomplishes certain requirements prior to May 31, 2001. The purchase price will be up to a maximum of FF10,000 (E 1,524).

  f)
  In June 2000, the Group purchased a call option for E 10,737 (recorded in other non-current assets) to acquire two leading German classified advertising companies, Avis and Revier Markt. The call option is exercisable between July and September 2001 for a total purchase price of E 130,000 for the holding company of both entities.

19. Interest and financing fees:

    The details of interest expense and financing fees are as follows:

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999		December 31, 2000
	(348 Days)		(17 Days)		(365 Days)		(365 Days)
Interest expense—shareholders	E	8,923	E	1,076	E	23,084	E	5,464
Interest expense—other		2,994		658		15,610		15,646
Loss (gain) on unwinding of swap agreements		5,114		—		—		(4,706)
Financing fees		—		91		2,633		6,647

	E	17,031	E	1,825	E	41,327	E	23,051

    Financing fees are amortized on a straight-line basis over the term of the debt. Subsequent to entering into a new financing agreement and repaying the subordinated loan notes upon completion of the IPO, previously capitalized financing fees of E 2,635 were written-off in accordance with EITF No. 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements".

20. Income taxes:

    Amounts for the three hundred and forty-eight-day period ended December 14, 1998 differed from the amounts computed by applying the Canadian combined statutory income tax rate of 44% to earnings (loss) before income taxes and minority interest and amounts for the seventeen-day period ended December 31, 1998 and the years ended December 31, 1999 and 2000 differed from the amounts

F–38

computed by applying the Netherlands statutory income tax rate of 35% to loss before income taxes and minority interest as indicated in the table next page.

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999		December 31, 2000
	(348 Days)		(17 Days)		(365 Days)		(365 Days)
Earnings (loss) before income taxes and minority interest:
Netherlands*	E	(181)	E	(4,667)	E	(58,349)	E	(76,569)
Foreign		15,813		1,438		(86)		(87,019)

		15,632		(3,229)		(58,435)		(163,588)

Expected statutory tax expense (benefit)	E	6,878	E	(1,130)	E	(20,452)	E	(57,256)
Increase (decrease) in valuation allowance		3,837		19		4,317		18,666
Effect of foreign tax rate differences		(3,271)		152		(4,108)		(3,373)
Permanent differences:
Goodwill amortization		3,873		351		4,849		9,624
Non-deductible expenses**		5,213		913		23,498		37,532
Non-taxable revenues		(360)		(217)		(444)		(594)
Other		986		109		2,494		820

Total permanent differences		9,712		1,156		30,397		47,382

Other, net		1,050		72		(711)		1,071
	E	18,206	E	269	E	9,443	E	6,490

*
Canada for Predecessor Group
**
Non-deductible expenses include primarily non-cash compensation and interest expenses.

    The components of income tax expense are as follows:

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999		December 31, 2000
	(348 Days)		(17 Days)		(365 Days)		(365 Days)
Current provision (benefit):
Netherlands *	E	598	E	—	E	136	E	220
Foreign		11,098		356		16,219		7,721

		11,696		356		16,355		7,941

Deferred provision (benefit):
Netherlands *		930		—		—		—
Foreign		5,580		(87)		(6,912)		(1,451)

		6,510		(87)		(6,912)		(1,451)

Income tax provision, net	E	18,206	E	269	E	9,443	E	6,490

*
Canada for Predecessor Group

F–39

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	Trader.com N.V.
	Combined		Consolidated
	December 31, 1999		December 31, 2000
Current deferred tax assets:
Allowance for doubtful accounts	E	879	E	688
Net operating loss carryforwards		—		3,994
Accrued liabilities and deferred revenues		2,968		4,881
Other		984		781

Total current deferred tax assets		4,831		10,344
Valuation allowance		(2,548)		(4,597)

Net current deferred tax assets		2,283		5,747

Current deferred tax liabilities:
Accrued liabilities		(89)		(506)

Total current deferred tax liabilities		(89)		(506)

Non current deferred tax assets:
Depreciation/amortization of fixed assets and intangibles		4,258		3,695
Net operating loss carry forwards		21,746		15,571
Other		1,290		735

Total non current deferred tax assets:		27,294		20,001
Valuation allowance		(12,764)		(15,571)

Net non current deferred tax assets		14,530		4,430

Non current deferred tax liabilities:
Reserves		(707)		(843)
Depreciation/amortization of fixed assets and intangibles		(64,323)		(71,127)
Other		(4,246)		(742)

Total non current deferred tax liabilities		(69,276)		(72,712)

Net deferred tax liability	E	(52,552)	E	(63,041)

    In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999 and 2000. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    The Group has not recognized a deferred tax liability for undistributed earnings of its foreign subsidiaries as these are considered to be part of its permanent investment. A deferred tax liability will be recognized when the Company expects to recover those undistributed earnings in taxable revenue. The Company considers the available tax plans to minimize such taxes at the time of distribution and,

F–40

consequently, has not yet made a determination of deferred tax liability. Such liability is not reasonably determinable at the present time.

    At December 31, 2000, the Company had E 47,587 of accumulated net operating loss carryforwards, that are available to offset future taxable income, of which E 42,624 expire in various years and subsidiaries from 2005 through 2020 and E 4,963 can be carried forward indefinitely.

21. Cash flow information:

    (a)  Supplemental cash flow information and non-cash transactions:

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999		December 31, 2000
	(348 Days)		(17 Days)		(365 Days)		(365 Days)
Cash paid for:
Interest	E	8,633	E	8,909	E	22,214	E	20,696
Income taxes		11,705		—		11,838		13,930
Non-cash transactions:
Long-term debt assumed		—		168,823		—		—
Allocation to convertible preferred shares		—		—		(175,239)		(148,735)
Increase in additional paid-in capital		—		—		175,239		148,735
(b)
Net change in working capital balances related to operations, net of acquisitions:

	Predecessor Group		Trader.com N.V.
	Combined		Combined					Consolidated
	December 14, 1998		December 31, 1998		December 31, 1999			December 31, 2000
	(348 Days)		(17 Days)		(365 Days)			(365 Days)
(Increase) decrease in:
Term deposits	E	2,839	E	—	E	446	E	(2,044)
Accounts receivable		(5,049)		(889)		(5,382)		(15,084)
Other receivables and other assets		(6)		(42)		(582)		(8,900)
Income taxes receivable		(2,766)		—		129		(652)
Inventory		(121)		(28)		(575)		(1,152)
Deposits and prepaid expenses		(846)		(20)		(1,265)		(3,655)
Increase (decrease) in:
Accounts payable and accrued liabilities		1,861		8,613		4,457		21,554
Income taxes payable		1,925		342		4,306		(5,224)
Other liabilities		(1,763)		—		2,067		2,778

Net change in working capital balances related to operations	E	(3,926)	E	7,976	E	3,601	E	(12,379)

22.  Related party transactions:

    As of December 31, 2000, other receivables included related party receivables of E 896. These receivables relate to personal usage, beginning in 1998, by Ms. Blouin and Mr. MacBain of the

F–41

Company's ownership interest in a leased jet. A payment of E 293 was received by the Company from Mr. MacBain in February 2001 representing full payment for his portion of this receivable.

    The Company shares office space with two shareholders. The cost, which is split between the Company and the shareholders, was determined by an independent real estate broker.

    On April 20, 1998, one of the Company's subsidiaries granted two non-interest bearing loans to an employee, in the principal amounts of E 119 and E 75. As long as the employee remains employed by the Company, the loans will be forgiven at a per diem rate over a five-year period.

    Accounts payable and accrued liabilities include the following related party balances and the interest charged by related party were:

	Predecessor Group		Trader.com N.V.
	Combined		Combined				Consolidated
	December 14, 1998		December 14, 1998		December 31, 1999		December 31, 2000
Amounts due to shareholders for interest on notes	E	7,967	E	358	E	2,969	E	—
Interest and expenses charged by shareholders		8,923		1,076		23,084		5,464

23. Concentration of risks:

    In 1999 and 2000, the Group derived E 32,378 and E 51,525 of its revenues, E 17,314 and E 21,786 of its operating profit before certain expenses and E 15,331 and E 15,500 in earnings before income taxes and minority interest from the Russian Entities.

    The Russian Federation has been experiencing political and economic change which has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks which do not typically exist in other markets. The accompanying financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Company. The future business environment may differ from management's assessment. The impact of such differences on the operations and the financial position of the Company may be significant.

    Additionally, the taxation system in the Russian Federation is relatively new and is characterized by numerous taxes and frequently changing legislation, which may be applied retroactively and is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges.

    These facts may create tax risks in Russia substantially more significant than in other countries. Management believes that it has adequately provided for tax liabilities based on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

24. Subsequent events:

    The Company signed a definitive agreement on April 4, 2001 to merge its Australian subsidiary, Trader.com Australia Pty Limited (Trader.com Australia), with Trading Post Group, a publisher of a number of classified advertising properties throughout Australia, including Sydney Trading Post. Consideration will be in shares of Trader.com Australia and A$60,000 in cash. Pro forma for the transaction, Trader.com Australia will own 69.9% of the merged entity, and the existing shareholders of Trading Post Group will own the remaining 30.1%. The merger agreement includes liquidity rights granted to the existing shareholders of Trading Post Group that permits the put of their shares to

F–42

Trader.com Australia at fair market value at the time of exercise. The put option is exercisable in three tranches of up to 10%, 10% and 10.1% of the merged entity over three years beginning as early as the 18-month anniversary of the closing of the transaction. There is no obligation of the existing shareholders Trading Post Group to exercise their put at that time nor is there any guaranteed value for the shares at the time of the put. As of the date of the merger agreement, the Company estimates the fair market value of the remaining 30.1% of the merged entity to be approximately A$80,000.

F–43

Item 19  Exhibits

Exhibit Number	Description of Document
1.1*	Articles of Association (English translation) dated March 30, 2000
2.b.i.1*	Supplemental Agreement dated April 5, 2000 with Donaldson, Lufkin & Jenrette Securities Corporation as Arranger, the Lenders named therein, DLJ Capital Funding, Inc. as Facility Agent and Security Agent and DW Capital Funding, Inc. as Syndication Agent relating to a Credit Agreement dated December 11, 1998
2.b.i.2	Supplemental Agreement dated June 30, 2000 with DLJ Capital Funding, Inc. as Arranger, the Lenders named therein, and DLJ Capital Funding, Inc. as Facility Agent, Security Agent and Syndication Agent relating to a Credit Agreement dated December 11, 1998.
2.b.i.3	Supplemental Agreement dated May 25, 2001 with Credit Suisse First Boston as Arranger, Facility Agent, Syndication Agent, the Lenders named therein, and DLJ Capital Funding, Inc. as Security Agent relating to a Credit Agreement dated December 11, 1998.
4.c.iv.1*	1998 Equity Incentive Plan of Trader.com N.V.
4.c.iv.2*	1999 Option Plan of Trader.com N.V.
4.c.iv.3*	2000 Option Plan of Trader.com N.V.
8	Subsidiaries of the Registrant
10.a.1*	Employment Agreement effective as of January 1, 1999 between Trader.com N.V. and Mr. MacBain.
10.a.2*	Management Services Agreement effective as of January 1, 1999 between Trader.com N.V. and Silk Pattern Ltd.
10.a.3*	Notice of Warrant Exercise by Trief Corporation S.A. and Oranje-Nassau Participaties B.V.
10.a.4*	Memorandum of Understanding dated as of December 10, 1999 between Trader.com, John H. MacBain, Louise T. Blouin MacBain, Eric Teyssonnière de Gramont, Beachcave Corporation NV, Mirabridge International BV, Leonid Makaron, Marianda AG, Trianna Investment Limited and Compagnie Générale d'Industrie et de Participations.
10.a.5*	Share Purchase Agreement between Trader.com N.V. and Floscule B.V. effective as of January 1, 2000 relating to the acquisition of Mirabridge International B.V.
10.a.6*	Registration Rights Agreement dated February 18, 2000 between Trader.com N.V., Floscule B.V., Oranje-Nassau Participaties B.V. and Trief Corporation S.A.
10.a.7*	Shareholders Agreement dated as of February 18, 2000 as amended and restated as of March 16, 2000 among Trader.com N.V., Floscule B.V., Oranje-Nassau Participaties B.V. and Trief Corporation S.A.
10.a.8*	Acquisition Line and Mezzanine Agreement dated as of December 15, 1998 among Trader.com N.V. (fka HMI Shareholders Holdco N.V.) and the other parties thereto, as amended
10.a.9*	Share Purchase Agreement dated as of January 20, 2000 between Tivana Holding (B.C.) Inc. and Megan Abbott and Michael Abbott and 595361 B.C. Ltd. in its capacity as trustee of the Michael Abbot Spouse Trust and The B.A.S.P. Buy & Sell Press Ltd.
10.a.10	Agreement between Trader.com N.V. and Louise T. Blouin dated October 27, 2000.

*
Incorporated by reference to exhibits to Trader.com N.V.'s Registration Statements filed on Form F-1, registration No. 333-11686

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADER.COM N.V. (registrant)
By:	/s/ F JALLOT
Name:	Mr. Francois Jallot
Title:	Chief Financial Officer

Date : 29 June 2001