Form 20-F
period 2001-12-31
TRADER COM NV
filed 2002-04-19
CIK 1109678

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 0-30676

TRADER.COM N.V.
(Exact name of the Registrant as specified in its charter)

TRADER.COM N.V.
(Translation of Registrant's name into English)

The Netherlands
(Jurisdiction of incorporation or organisation)

Overschiestraat 61
1062 XD Amsterdam, The Netherlands
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Common Shares, nominal value euro 0.16 per share	NASDAQ Stock Market National Market and the Premier Marché of Euronext Paris

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

39,644,503 Class A Common Shares, nominal value euro 0.16 per share
51,600,000 Class B Common Shares, nominal value euro 1.92 per share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

In this document, the "Company", "we", "us" and "our" refers to Trader.com N.V.

FORWARD-LOOKING STATEMENTS

        Some of the statements in this document are forward-looking within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers with respect to various matters. When used in this filing, the words "expects," "believes," "anticipates," "plans," "may," "will continue," "should," "if initiated," "if obtained" and similar expressions, and the negatives thereof, are intended to identify forward looking statements. Such statements are not promises or guarantees, and are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the information disclosed contained in the sections entitled "Item 4: Information on the Company's Business Operations" and "Item 5: Operating and Financial Review and Prospects", including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain additional financing for acquisitions, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand and make profitable our online business, our ability to successfully execute our business strategy, as well as general economic and market conditions. These factors which could cause our actual results to differ materially from those expressed or implied by those forward looking statements include, but are not limited to, those addressed under the "Risk Factors" section of Item 3. and elsewhere in this filing.

        These forward-looking statements speak only as of the date of this filing. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward looking statement is based.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2. Offer Statistics and Expected Timetable

        Not applicable

Item 3. Key Company Information

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

  •
  "€" or "euros" are to the single currency used by members of the European Monetary Union in accordance with the Maastricht Treaty of February 1, 1992 (as amended from time to time);

  •
  "£" or "GBP" are to the lawful currency of England.

  •
  "A$" or "AUD" are to the lawful currency of Australia;

  •
  CAD are to the lawful currency of Canada;

  •
  HUF are to the lawful currency of Hungary;

  •
  RUR are to the lawful currency of the Russian Federation; and

  •
  ARP are to the lawful currency of Argentina.

        The financial statements of the Group prior to January 1, 1999 have been restated from the U.S. dollar to the euro, which is the Group's reporting currency, as of January 1, 1999 using the exchange rate between the euro and the U.S. dollar of €1.00 to $1.1669. The financial statements were recast in accordance with EITF D-71 "Accounting Issues Relating to the Introduction of European Economic and Monetary Union (EMU)". Comparative financial statements depict the same trends as would have been presented if the Group had continued to present the financial statements in U.S. dollars. However, the financial statements for the periods prior to January 1, 1999 will not be comparable to the financial statements of the other companies that report in euros and that restated amounts from a currency different from the U.S. dollar. As a result of the Group's reporting currency restatement from the U.S.

dollar to euro as of January 1, 1999, the high, low and average exchange rates are presented only for 1999 and subsequent interim periods. The closing rate on March 31, 2002 was €1.00 = $.8702.

	Euro/U.S. Dollar Exchange Rate
	High	Low	Average
Year ended December 31, 1999	—	—	1.0600
Year ended December 31, 2000	—	—	.9203
Year ended December 31, 2001	—	—	.8939
October 2001	.9251	.8867	—
November 2001	.9126	.8729	—
December 2001	.9119	.8739	—
January 2002	.9072	.8571	—
February 2002	.8808	.8560	—
March 2002	.8873	.8622	—

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        You should read the following selected historical financial data in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Combined and Consolidated Financial Statements, including notes thereto, found elsewhere in this document.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

	Predecessor Group		Trader.com N.V.
	Year Ended December 31, 1997	348 day- Period Ended December 14, 1998	17 day- Period Ended December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001
	(in euros millions, except share, per share and statistical data)
Statement of Operations Data:
Revenues	€180.2	€228.0	€7.9	€283.3	€372.9	€419.1
Operating costs and expenses
Cost of revenues	86.1	111.4	4.0	140.5	213.3	220.0
General and administrative	53.5	56.5	4.5	84.3	169.5	137.1
Depreciation and amortization	16.5	18.3	1.4	35.6	61.7	65.1
Non-cash compensation expense	—	3.8	0.1	40.1	52.1	2.4
Write down of impaired assets	3.7	2.0	—	0.5	14.7	39.6

Operating profit (loss)	20.4	36.0	(2.1)	(17.7)	(138.4)	(45.1)
Other (income) and expenses
Interest and financing fees	15.9	17.1	1.8	41.3	23.1	21.7
Foreign exchange (gain) loss	4.0	3.3	(0.7)	(0.6)	2.1	2.0
(Gain) loss on sale of assets	—	—	—	—	—	(3.5)
Income taxes:
Current	12.7	11.7	0.4	16.4	7.9	14.9
Deferred	(2.8)	6.5	(0.1)	(6.9)	(1.4)	(9.2)

Loss before minority interest and extraordinary item	(9.4)	(2.6)	(3.5)	(67.9)	(170.1)	(71.0)
Loss before extraordinary item	(16.9)	(5.9)	(3.7)	(72.1)	(172.1)	(76.7)
Net Loss	€(28.3)	€(5.9)	(3.7)	(72.1)	(172.1)	(76.7)
Basic and diluted net loss per common share(1)	NA	NA	€(0.07)	€(4.79)	€(4.00)	€(0.84)
Common shares(1)	NA	NA	51,600,000	51,858,891	91,225,217	91,244,503
Balance Sheet Data (at end of period):
Cash and cash equivalents	€10.6	€27.4	€14.2	€23.4	€19.2	€21.2
Total assets	218.0	322.7	578.2	678.9	824.6	846.2
Long-term debt (including current portion)	175.5	275.6	427.7	490.9 (2)	168.5 (3)	221.5 (3)
Total shareholders' equity (deficit)	(27.8)	3.0	23.1	(3.3)	465.0	392.6
Other Financial Data:
Cash provided by (used in):
Operating activities	€24.8	€34.8	€6.2	€24.6	€(43.0)	€16.6
Investing activities	(34.4)	(75.6)	(43.9)	(51.7)	(169.6)	(50.3)

Financing activities	12.2	57.6	52.4	35.6	210.0	35.7
EBITDA(4)	40.6	60.1	(0.6)	58.5	(9.9)	62.0
Capital expenditures	3.2	7.3	—	10.0	56.8	20.4
Dividends paid(5)	—	—	—	—	—	—
Selected Statistical Data (at end of period):
Number of publications	173	212	212	235	282	285
Number of web sites	21	28	28	41	52	58
Number of countries	12	14	14	17	20	20

(1)
Earnings per share data and common shares have not been presented for periods prior to the 17-day period ended December 31, 1998 as the data is not on a comparable basis of accounting as a result of our purchase of the predecessor companies from Cendant Corporation on December 15, 1998.

(2)
Long-term debt includes €9.6 of Redeemable Preferred Shares and €142.9 of Senior Subordinated Mezzanine notes which converted into an aggregate 5,470,306 Class A Common Shares subsequent to the Initial Public Offering.

(3)
Long-term debt includes €4.0 and €6.1 of capital lease obligations classified as other long-term liabilities as of December 31, 2001 and 2000, respectively.

(4)
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

(5)
No cash dividends have been paid on common shares for the past five years.

        The selected historical combined statement of operations and other financial balance sheet data as of and for the year ended December 31, 1997, as of December 14, 1998 and for the period from January 1, 1998 through December 14, 1998 are derived from the audited combined financial statements of the Hebdo Mag companies acquired on December 15, 1998 (the "Predecessor Group"). The combined and consolidated statement of operations and other financial balance sheet data as of December 31, 1998 and for the period from December 15, 1998 through December 31, 1998, and as of and for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 are derived from audited combined and consolidated financial statements. These combined and consolidated financial statements have been prepared in accordance with U.S. GAAP. The combined and consolidated results of operations for the period after December 14, 1998 and the years ended December 31, 1999, December 31, 2000 and December 31, 2001 are presented on a different cost basis than that for the periods before December 14, 1998 and, therefore, are not comparable. The information appearing under Selected Statistical Data is unaudited. Balances prior to January 1, 1999 were restated from the U.S. dollar (the prior reporting currency) into euros using the exchange rate as of January 1, 1999 of €1.00 to $1.1669.

B.    Capitalization and indebtedness

        Not applicable

C.    Reasons for the offer and use of proceeds

        Not applicable

D.    Risk Factors

We have a history of losses

        We reported net losses of €72.1 million, €172.1 million and €76.7 million for the years ended December 31, 1999, December 31, 2000 and December 31, 2001. While due to continued operational improvements and the anticipated benefit of a required change in accounting principle, we have announced that we expect to generate a net profit in 2002, any number of factors including changes in the economic climate or inability to implement planned improvements or planned improvements not generating expected returns, a need for investment in new technologies could lead us not to achieve positive net income in 2002 or permit us to maintain positive net income in the future.

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

Our leverage could prevent us from obtaining additional financing in the future, which could limit our growth and harm our business

        We and our subsidiaries incurred significant indebtedness in connection with our acquisition of the Hebdo Mag companies. While our indebtedness was reduced by €365 million following our IPO, our current level of indebtedness could have a material adverse effect on our operations as it may impair our ability to obtain additional financing in the future for acquisitions, capital expenditures, investments, working capital or general corporate purposes. As of December 31, 2001, we had approximately €217.5 million of outstanding consolidated debt, representing approximately 36% of our total capitalization. Subject to the restrictions in our debt agreements, we also may borrow more money from time to time, including reborrowing under facilities paid down with the proceeds from our initial public offering.

We may not raise sufficient additional funds for future growth, hindering the execution of our business plan and adversely affecting our business and prospects

        We need significant additional funds in order to finance future acquisitions, meet obligations under existing put rights granted to minority shareholders and develop new products and services. We do not currently have a committed line of credit with which to fund acquisitions and our existing credit agreement places significant restrictions on our ability to incur additional debt for acquisitions and to fund acquisitions with internally generated funds. While we have announced our intention to refinance our current credit facility, new financing may not be available on terms acceptable to us. If adequate funds are not available through additional debt, a new or replacement credit facility or equity offerings, we may be required to curtail our acquisitions or the development of new products and services which may have a material adverse effect on our business and prospects.

A small group of controlling shareholders is able to control our management, affairs and policies and all matters requiring shareholder approval, including decisions concerning potential changes of control

        As of December 31, 2001, Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière indirectly own 34.6% of our Class A Common Shares (including vested options) and 70.9% of our outstanding Class B Common Shares, representing in the aggregate 68.6% of our voting rights. As of December 31, 2001, CGIP owns, indirectly, 30.5% of our Class A Common Shares and 29.1% of our outstanding Class B Common Shares representing in the aggregate approximately 29.2% of our voting rights. Each Class B Common Share has twelve votes, compared to one vote for each Class A Common Share.

Because of this dual-class structure, Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière and CGIP will continue to be able to control all matters submitted to our shareholders even if they collectively come to own significantly less than 50% of our equity, including:

  •
  the outcome of all matters requiring shareholder approval, including the election and removal of the majority of our entire supervisory board and management board,

  •
  any merger, consolidation or sale of all or substantially all of our assets, and

  •
  our management, affairs and policies.

        Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière and CGIP have entered into a shareholders agreement. In this agreement, they have agreed to vote their Class B Common Shares together on matters coming before the general meeting of shareholders. This will have the effect of preserving the control that these shareholders have over our Company.

        Ms. Blouin MacBain and Mr. MacBain divorced in 2001. We cannot assure you that Ms. Blouin MacBain or Mr. MacBain will continue to hold their shares, nor can we predict what the impact may be on the shareholders agreement or the control of the Company should one or both of them decide to sell their shares.

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

The future impairment of our intangible assets may have a material adverse effect on our results of operations and financial condition

        As of December 31, 2001, 78% of our total assets are goodwill and identifiable intangible assets. Intangible assets are reviewed for impairment whenever events or circumstances indicate that the value allocated to them may not be recoverable. If the intangible assets on our balance sheet are determined to be impaired, our results of operations and financial condition may be materially adversely affected.

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

        The process of integrating any acquisition may create unforeseen operating difficulties and expenditures: management time may be diverted from other priorities; employee morale retention issues may arise; problems may arise in integrating accounting and management systems and procedures. Many of our acquisitions have been of family-run companies, which may heighten these integration issues. If we are unable to identify and make acquisitions in accordance with our business plan or if we encounter difficulties in integrating the operations of acquired businesses with our operations, our growth will slow or stop and our results of operations and financial condition will be adversely affected.

Political, economic and regulation developments in the countries in which we operate may adversely affect our cash flows

        We operate in 20 countries and intend to develop or acquire operations in additional countries. International operations and expansion involve numerous risks, such as

  •
  difficulties in staffing and management,

  •
  political and economic instability,

  •
  the impact of recessions or hyper-inflationary economies,

  •
  reduced or uncertain protection for intellectual property rights in some countries,

  •
  differing regulatory requirements,

  •
  state-imposed restrictions on the repatriation of funds and

  •
  potentially adverse tax consequences.

        Any changes in the tax or other relevant laws in the countries in which we conduct business or own assets, including changes in interpretations and applications of existing tax laws and practices, currency regulations or other applicable laws or changes restricting the publication of ads for certain products or services, could adversely affect the cash flows we are able to obtain from those countries.

Currency risks may negatively impact our reported financial results

        Our reported results of operations are subject to currency translation risk because we conduct our operations through subsidiaries in many countries. The financial condition and results of operations of each of our subsidiaries are reported in the relevant local currency and then translated into euros at the applicable currency exchange rate for inclusion in our financial statements. We now report our financial results in euros, and, therefore, the appreciation of the euro against some of our operating currencies, such as the Australian dollar, the Canadian dollar, the Hungarian forint, the Russian rouble and the U.S. dollar, will have a negative impact on our reported financial results. In the year ended

December 31, 2001, we generated approximately 69% of our revenues in countries that are outside of the euro zone.

        In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk by matching cash flows and debt in the same currency, borrowing directly in foreign currency and entering into foreign exchange contracts for hedging purposes. We also hedge interest rate risk arising under our long term debt facility. However, we may not be able to hedge these risks completely or at an acceptable cost. We may make mistakes in evaluating these risks and therefore hedge inappropriately.

We depend heavily on our senior management team and key personnel and our failure to retain these individuals would have a material adverse effect on our business

        We depend on the continued services of our senior management team in order to implement our business strategy. We have entered into employment agreements with our executive officers and key employees at both the corporate and regional operating levels. Despite these employment agreements, any personnel could leave us at any time or otherwise become incapable of performing their duties. The loss of or any diminution in Mr. MacBain's services or those of any of the other members of our senior management could have a material adverse effect on our business and financial condition. We do not maintain key-man life insurance policies on Mr. MacBain or any of our other employees.

Legal claims in connection with advertising content that we distribute may require us to incur significant costs, which could have a material adverse effect on our results of operations and financial condition

        The content we make available to customers through our print and online properties could result in claims against us based on a variety of theories, including defamation, negligence, copyright or trademark infringement or obscenity. We may incur significant costs defending these claims. We may not be able to prevent the unlawful exchange of goods or services through our print or online properties, and we may suffer civil or criminal liability for unlawful activities carried out by our customers through either our online or print properties. We have imposed rules with respect to acceptable advertising content and increased the time spent monitoring content prior to publication. In the future, we may implement other protective measures and we may have to spend substantial resources to reduce our exposure to liability for unlawful activities of our users, or our revenues may decrease in the future should we decide to discontinue carrying certain content. Any costs, including litigation costs, incurred as a result of this type of liability or asserted liability could have a material adverse effect on our results of operations and financial condition.

We may fail to adequately maintain the strength of our existing brands and intellectual property, reducing demand for our services and harming business, results of operations and financial condition

        We may be unable to maintain the strength of our existing brands either in our print or online markets. For example, increased competition for online classified advertising in any of our markets could undermine the strength of associated print publications in those local markets or association with certain types of content, such as personal ads, may damage the reputation of existing brands, leading to declining advertisement or circulation revenue. In addition, we are susceptible to others infringing upon our intellectual property rights with respect to our local brands and may not be able to successfully protect our intellectual property rights in one or more of our local markets. We pursue the registration of our URLs, tradermarks and service marks internationally. Effective protection of intellectual property is expensive to maintain and may require litigation. Any of these or other events, to the extent they impair our ability to maintain the strength of existing brands, could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations and financial condition would be adversely affected by any material decline in the demand for advertising

        In 2000 and 2001, 41% and 39%, respectively, of our print revenues were derived from commercial display advertising sales. Many factors can contribute to a decline in the demand for advertising, or in commercial advertising rates, including economic downturns and any decrease in the advertising budgets of businesses which purchase commercial display advertisements in our publications. In addition, we believe the demand for commercial display advertising and for real estate and employment classified advertising and circulation are sensitive to economic downturns. Furthermore, we do not have backlog, and a substantial portion of our revenues both in print and online are derived from sales in any given accounting period. Any material decline in the overall demand for advertising or the demand for advertising in our publications would have a material adverse effect on our results of operations and financial condition.

Russian political, economic or financial problems may adversely affect our results of operations and financial condition and may cause fluctuations in the value of our Russian business

        We generated approximately 13.8% and 16.0% of our revenues, and €21.8 million and €30.0 million of our total operating profit before certain expenses, for the years ended December 31, 2000 and 2001 from our operations in Russia and the Commonwealth of Independent States (as set forth in footnote 20 of our Combined and Consolidated Financial Statements). Our Russian operations face significant economic, regulatory, political, legal and tax risks which may have a material adverse effect on our Russian operations and, therefore, on our results of operations and financial condition as a whole.

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

The Russian government may limit or ban foreign exchange payments out of Russia, which could significantly reduce our cash available to service our indebtedness or make investments

        In August 1998, the Russian government imposed a 90-day moratorium on some foreign exchange payments, which resulted in delayed transfers of funds. Although the moratorium expired in November 1998 and some foreign exchange payments are again permitted, another moratorium could be imposed if the Russian government and the Russian Central Bank anticipate further liquidity crises.

        The Russian government's default on its obligations to make payments on its internal debt in August 1998 triggered a substantial decline in the value of the rouble and the bankruptcy of a number of prominent Russian banks and businesses. The instability of the rouble and the institution of further restrictions on some foreign exchange payments, or another default on Russia's sovereign debt could negatively affect our ability to convert roubles into foreign currency and to transfer foreign exchange payments out of Russia. Any future moratoria on foreign exchange payments or other difficulties in converting roubles into foreign currency would harm our ability to transfer profits out of Russia and could have a material adverse effect on our financial condition and results of operations.

Any fluctuations in the price or supply of paper or in printing expenses would cause our expenses to increase and could negatively affect our results of operations and financial condition

        Paper is our single largest raw material expense representing approximately 9% and 8% of our print revenues in 2000 and 2001, and along with printing, is one of our most important operating expenses. We depend upon outside suppliers for all of our paper supplies, and we hold relatively small quantities of paper in stock. In addition, we rely on third parties for most of our printing services. Our business is therefore subject to price increases and delays in receiving paper supplies or printing services. We cannot control the price at which we can purchase paper or obtain printing services. The prices we have paid for paper have fluctuated widely, and a material increase in paper prices or printing costs could have a material adverse effect on our business, financial condition and results of operations.

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

  •
  We may be unable to effectively compete with other online businesses due to the limited barriers to entry that the internet affords companies;

  •
  We have limited experience in operating our online distribution channels;

  •
  The use of online distribution channels is an untested business model;

  •
  We may be unable to deliver uninterrupted access to our websites due to technical and other unforeseen problems;

  •
  We may be unable to adapt to technological change quickly enough and as a result, our current online distribution methods may become obsolete;

  •
  Technological change may require substantial additional expenditures;

  •
  The level of internet usage in some of our markets may not become widespread;

  •
  The high cost of internet access in some of our markets may limit the level of internet usage by our customers;

  •
  We may not be able to develop sufficient revenue generating opportunities online;

  •
  The market for online advertising may fail to grow;

  •
  Privacy regulation may make it difficult for us to collect information on our customer base;

  •
  Government regulation of electronic commerce may restrict the activities of our online distribution channels; and

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

Growth in the market for online classified advertising may harm our print business

        As access to the Internet increases, consumers may use print publications less than they have historically to purchase and sell goods and services sold through classified advertising. Historically, nearly all of our revenues are derived from print publications. For example, all our 1998 revenues, approximately 99% of our revenues for the year ended December 31, 1999, approximately 95% of our revenues for the year ended December 31, 2000 and approximatively 94% of our revenues for the year ended December 31, 2001 are derived from print publications. Over the long-term, consumers who use print publications may migrate to using the Internet to effect transactions. The failure of our online operations to capture revenue from a substantial portion of any of this migration from print media will adversely affect our results of operations and financial condition. In addition, increased online penetration and the resulting increase in the availability of free classified advertising opportunities may cause a decrease in the total revenues for classified advertising. A resulting decline in our advertiser or consumer base would adversely affect our results of operations and financial condition.

Our share price is volatile

        The trading price in our common share has been and is likely to continue to be characterized by extreme volatility. Our share price fluctuations may be attributable to any of the factors listed below, or any number of other events or factors, including those described in this "Risk Factors" section as well as other events or factors beyond our control, such as:

  •
  actual or anticipated variations in our periodic results;

  •
  changes in financial estimates published by the press or securities analysts;

  •
  sales of our common shares;

  •
  announcements of significant acquisitions or dispositions;

  •
  unanticipated economic or political events;

  •
  market trends, or changes in the prospects, performance or trading price of shares of competitors or other companies in the same industry; and

  •
  changes in the key management team.

Item 4. Information on the Company

A.    History and Development of the Company

        Trader.com N.V. was incorporated under the laws of The Netherlands on November 19, 1998. Our headquarters and registered office are located at Overschiestraat 61, 1062 XD Amsterdam, The Netherlands and our principal administrative offices are 7, rue Drouot, 75009 Paris, France. The phone number at our principal administrative offices is (33) 1 53 34 51 00.

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

        Trader.com N.V. (the "Company") is a global facilitator of consumer-to-consumer and business-to-consumer transactions through its print and online classified advertising properties. As of December 31, 2001 we owned 285 leading publications and 58 websites in major metropolitan and regional markets in Australia, Asia, Europe and North and South America.

        Our branded classified advertising publications, websites and related specialized services have strong positions in specific markets in the following countries: Argentina, Australia, Brazil, Belarus, Canada, Colombia, France, Hungary, Italy, Kazakhstan, The Netherlands, Poland, Russia, Spain, Sweden, Switzerland, Taiwan, Ukraine and the United States. We describe Russia, Belarus, Kazakhstan and Ukraine collectively as either "Russia" or "Russia and the Commonwealth of Independent States" or "Russia and the CIS" throughout this report.

        We have increased revenues primarily by acquiring publications and segmenting existing markets. We have also increased revenues and cash flows from operations by implementing operating practices that improve performance throughout our organization. From 1987 to 1989, we extended our business from the Montréal, Quebec area into Western and Eastern Canada by acquiring 40 publications. Between 1990 and 1996, we expanded outside of Canada by acquiring publications in Europe and the United States. Our most important acquisitions in Europe during this period were La Centrale (Paris, France) in 1990, Gula Tidningen (Stockholm, Sweden) in 1993 and Expressz (Budapest, Hungary) in 1995. In the United States, we acquired The Trader Paper and Traders' Post (Indianapolis, Indiana and Nashville, Tennessee) in March 1995. In June 1995, we acquired other publications in Canada through Canada Computer Paper. Since January 1, 1996, we have completed 48 acquisitions in 16 countries, including Secondamano in Milan, Italy, Iz ruk v ruki in Moscow, Russia both in December 1996, The Melbourne Trading Post in Australia in January 1998 and Bargain Finder in Canada in August 2000.

        On April 5, 2000, we completed an Initial Public Offering ("IPO") during which 13,000,000 Class A Common Shares were sold to the public at an IPO price of €30.00. Deducted from the gross proceeds were amounts incurred for underwriting, legal and accounting fees, printing costs and other expenses related to the completion of the offering totaling €37.7 million.

        In May 2001, we completed the merger of our Australian subsidiary, Trader.com (Australia) Pty Ltd. ("Trader.com Australia"), with Trading Post Group, a publisher of a number of classified advertising publications throughout Australia, including the Sydney Trading Post. Total consideration of €89.6 million was paid with €36.6 million in cash, €39.8 million in shares of Trader.com Australia and a €13.2 million non-interest bearing, non-amortizing sellers' note classified as minority interest. Of the total consideration of €89.6 million, €88.8 million represents goodwill and other identifiable intangible assets. Trader.com now owns 69.9% of the merged entity, and the selling shareholders of Trading Post Group own the remaining 30.1%.

        The merger agreement includes liquidity rights granted to the selling shareholders of Trading Post Group that permits the put of their shares to Trader.com at fair market value at the time of exercise. The put option is exercisable in three tranches of up to 10%, 10% and 10.1% of the merged entity over three years beginning as early as November 2002. There is no obligation of the selling shareholders of Trading Post Group to exercise their put at that time nor is there any guaranteed value for the shares at the time of the put. We estimate the fair market value of the remaining 30.1% of the merged entity to be approximately €51.6 million.

Recent actions

        During 2001, we continued a cost reduction program begun in the second half of 2000, that derived from the integration of our print and online operations. This integration program continued the consolidation of sales, production, marketing and customer service between print and online to produce a seamless operating environment. Further, the cost reduction program included the elimination of a layer of management in North America in the first half of 2001 and the reduction of corporate costs by the further decentralization of our operating structure.

        As a result of these cost reduction measures, we have recorded a restructuring charge in 2001 of €8.6 million included in general and administrative expense, of which €5.0 million was recorded in the second half. This restructuring charge, which reduces Earnings Before Interest Taxes Depreciation and

Amortization (EBITDA), includes employee redundancy costs of €6.7 million for the reduction of employee headcount by 464 and €1.9 million related to the consolidation of facilities, primarily in Canada. We expect the cost reduction program implemented in 2001 to generate EBITDA savings of approximately €17 million annually.

        In addition to the cash-based restructuring charges, we have recorded a write-down of impaired assets of €39.6 million in 2001, including €28.0 million recorded in the second half. The full-year write-downs include €5.0 million related to capitalized software and computer hardware, €2.6 million related to the consolidation of facilities, primarily in Canada and €19.2 million related to goodwill and other intangible assets. The write-down of goodwill and other intangible assets includes €7.0 million for the impaired value of our investment in non-core businesses, €5.6 million related to tradenames for print publications where brands for certain locations were discontinued in favor of the geographic expansion of our stronger brands, and €6.6 million related to certain online acquisitions. Further, the write-down of impaired assets includes €11.7 million for our option to purchase the Avis and Revier Markt publications in Germany as our renegotiation effort with the potential sellers was unsuccessful and we do not plan to exercise that option.

B.    Business Overview

        Our headquarters and registered office are located in Amsterdam, The Netherlands. We maintain our principal administrative office in Paris, France. Our decentralized operating structure is designed to allow our administrative office control over acquisitions and financial management. We provide local managers with financial, sales, marketing, production and distribution responsibility and the flexibility to react to varying local market conditions. Within each of our major metropolitan and regional markets, we have operations managers, sales and marketing teams, production and printing groups and distribution managers.

Sales and Marketing

        As of December 31, 2001, we had a sales force of approximately 2,100 individuals operating almost exclusively at the local level. We sell advertisements in our print publications and on our websites through our direct sales force and customer service call centers. Our websites and a limited number of our print publications have a more national reach, such as La Centrale in France and Iz ruk v ruki in Russia, and we also have a national footprint through several publications and websites in Australia. In these cases, we also solicit national advertising either directly or through national advertising agencies, although to date these revenues have not been significant.

        Our local operations have a dedicated direct sales force focused on maintaining, developing and acquiring new commercial advertisers, such as car dealers, real estate brokers and other local retailers through sales visits to customer locations. In addition, we have a sales force dedicated to selling advertisements to customers who walk into the publications' offices and to customers who purchase advertisements online or by mail, fax or telephone. The advertisements we sell typically run for one to four editions and are generally published on a daily, weekly or monthly basis. Rates for advertising in and cover prices of our local publications are set by our local managers. All of our sales people have incentive-based compensation schemes. Our local sales forces are also instrumental in promoting our websites to existing advertisers in our print publications. We offer integrated print and online advertising to our consumer advertisers.

Distribution of Print Publications

        We distribute our products through a variety of channels, including independent wholesalers, magazine distributors and in-house distribution systems. Distribution channels vary from region to region. In France, we use a cooperatively-owned service to distribute our publications, while in the rest of Europe, with the exception of Spain and Russia, we use third-party publication distributors. Distribution contracts are typically negotiated at the regional level. While terms and conditions differ regionally, one distributor generally manages all of our publications for an entire region and a commission is typically paid in the range of 30–50% of the cover price to the sales outlet and the distributor. In Australia, Canada, Russia, Spain and the United States, we have our own distribution system, contracting with private individuals for delivery. Our publications are distributed to readers at newsstands, convenience and grocery stores and other retail points of distribution. Our ability to distribute publications in an efficient and cost-effective manner is a key component of our operations. All of our publications have or share a circulation department dedicated to managing the distribution process. Local distribution managers, through frequent contact with wholesalers, third-party distributors and retailers, closely monitor the flow of publications to ensure that an adequate number of copies is available for sale or distribution, while minimizing the number of unsold or undistributed copies. In many regions, this process has been automated through the use of planning software.

Production, Printing and Technology

        Our page layout design for print publications is performed by desktop publishing systems with modern commercial software packages designed specifically for this purpose. By using these systems, we are able to minimize the amount of labor and materials required to prepare advertisements for publication and the lead-time necessary to produce each edition. These digitally-formatted layouts can be transferred to printing facilities or uploaded to websites at minimal added cost. This automated system is presently in place in most of our operations.

        Third-party printers print a majority of our publications, although we own two printing facilities in Western Canada and two in Russia. Although printing contracts are negotiated at the regional level, and thus are subject to some variation, we generally seek to establish long-term contracts with reliable and proven printers.

Paper Supply

        In both North America and Europe, we consolidate purchases of large quantities of paper to obtain volume discounts. Elsewhere, we buy paper either directly from paper manufacturers or from third party printers. In the absence of fixed price or discount arrangements, we purchase paper at market prices. In 2001, paper costs represented approximately 8% of our print revenues, which we believe is significantly less than traditional newspapers. We generally do not have editorial content and, therefore, almost every page of our publications generates revenue.

Intellectual Property

        We have developed strong brand awareness for our products and services. Accordingly, we consider our trademarks, servicemarks, domain names and copyrights to be important factors in our success and rely on trademark, servicemarks and copyright law, as well as licensing and confidentiality agreements, to protect our intellectual property. We generally register our material trademarks and servicemarks in the key countries where the marks are used and actively pursue cases of infringement. All of our intellectual property is owned directly by our subsidiaries or us.

Sources of Revenue

        We have historically generated revenue from the following three principal sources, which vary in importance depending on the individual publication:

  •
  Commercial display advertisements, which represented approximately 39% and 41% of our print revenues in the years ended December 31, 2001 and 2000, respectively;

  •
  Circulation, which represented approximately 27% and 28% of our print revenues in the years ended December 31, 2001 and 2000, respectively; and

  •
  Classified advertisements, both professional and private, which represented approximately 30% and 27% of our print revenues in the years ended December 31, 2001 and 2000 respectively.

        We generate the remainder of our revenues from our online channel and other sources, primarily third party services. We recognize revenues on all classified and display advertisements, including online classified, display and banner advertisements, during the period the advertisements are run. Circulation revenues are recognized at the time the customer purchases the publication. We recognize service revenues, including (1) financing services on automobiles and boats and (2) commissions on sales by our advertiser base, on a monthly basis as earned.

        The market for online classified advertising has a different revenue model than the market for print classified advertising. Typically, advertisers are charged a nominal fee or no fee to place an advertisement on a website or are provided access to a website as a bundled sale with a related print publication. Incremental fees are charged for visual enhancements and prominent placement of the advertisement on the website. Advertisers of complementary products or services are also able to reach a targeted audience by placing, for a fee, banner advertisements and reciprocal links on that website. While access to content on Internet sites is free, readers often access sellers through paid telephone lines. Refer to "Item 5. Operating and Financial Review and Prospects" for a geographic and by channel breakdown of revenues.

        As of December 31, 2001, we had 58 active websites, most with the same brand names as our print publications. We continuously review our web sites to optimize their attractiveness. Our umbrella portal site www.trader.com links our websites and provides additional information about our products and services.

        Our online channel generates revenue primarily through:

  •
  The sale of classified listings, banners and other advertisements,

  •
  Fees from professional advertisers for links that provide consumers direct access to our searchable databases for product offerings of real estate agents, automobile dealers and other merchants,

  •
  Transaction-based fees related to facilitating sales of goods listed on our sites, and

  •
  Commissions on complementary products and services.

        We typically offer advertisers a bundled product offering consisting of print and online advertisements. Over 30% of the advertisements in our print publications each month are new. These new advertisements provide fresh content for our websites, which continue to draw users and attract advertisers. We also take advertisements directly online, providing new content for our print publications.

        We sell value-added services and products through partnerships with third parties. In certain markets, we use our print publications, as well as internal and third party telemarketing initiatives, to market a variety of related services on a commission basis, including consumer financing, insurance and warranty protection with the principal risk taken by the insurance company.

        In some of our markets, we act as a broker or referral service for providers of branded services or co-branded services. For example, in Canada, we have an agreement with AIG Warranty Services Company to offer automobile warranty protection, and in France, we own an insurance broker, Garantie System, which sells and administers automobile warranty protection.

        Based on our operating experience, we believe that classified advertising publications that are not highly dependent on career related classified advertising revenues are typically in demand both in prosperous economic periods, when consumers seek to sell used items and upgrade to newer items, and economic downturns, when consumers sell their newer items and seek less expensive alternatives to fulfill their needs. Our print revenues are seasonal in a particular country, typically decreasing during months of extensive holiday periods, and increasing during those months just prior to and after these holiday periods.

Operating Expenses

        Costs of our print revenues consist of three main components: (1) salaries, including sales staff salary and commissions, production staff and distributors; (2) printing costs and (3) paper costs. Costs of our print revenues also include non-salary costs associated with third-party distributors. Costs of our online revenues consist of two main components: (1) salaries, including sales staff salary and commissions and production staff and (2) technological costs related to website maintenance and development.

        Paper and printing costs vary as a result of fluctuations in the price of paper, renegotiations of contracts with third party printers, launching new publications, and the quantity of publications produced. In addition, paper and printing costs vary in the different countries in which we conduct business primarily as the result of variations in the quality of paper and printing used. Standard newsprint is sufficient for our generalist publications such as La Centrale in France and Iz ruk v ruki in Russia, which include black and white photos and few graphic enhancements. We use glossy, high quality paper for our specialized publications, which include color photos and more elaborate style effects.

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

Operating Margins

        Our operating margins in the countries in which we conduct business depend primarily on the operating margins of our publications. The operating margin of any publication depends primarily on its local competitive environment and its sources of revenue. A publication that has a strong market position generally enjoys better operating margins than one that faces strong competition from other sources of classified advertisements, such as classified advertising publications, newspapers or free circulation papers. A publication with multiple sources of revenue, such as a publication that generates revenue from paid classified and display advertisements and from paid circulation, generally enjoys better operating margins than one that only has one or two sources of revenue. For example, we have historically generated relatively high operating margins in France, Hungary and Russia primarily due to the market position and multiple sources of revenue of our largest publications in those countries. Our operating margins are also generally lower where we face strong competition from other sources of classified advertisements, where we primarily offer free advertisement publications, and where we offer free circulation publications.

C.    Organizational Structure

        The following is a list of the consolidated companies, with the percentage of Trader.com's ultimate ownership in parentheses:

        Trader.com N.V. and its wholly-owned subsidiary holding companies in The Netherlands:

  •
  Trader.com International B.V.
  •
  Trader.com Group B.V.
  •
  Hebdo Mag Finance B.V.
  •
  Hebdo Mag Europe B.V.
  •
  Tivana Holding B.V.
  •
  Montaigne VII B.V.
  •
  Trader.com Management (Services) B.V.
  •
  Hebdo Mag Brazil Holdings B.V.
  •
  Trader.com (Australia) Holdings B.V.
  •
  Trader.com Acquisitions BV
  •
  Trader.com IPR BV
  •
  Trader.com Holdings N.V.

  Canadian subsidiaries:

  •
  Trader.com (Canada) Inc. (100%)
  •
  Canada Computer Paper Inc. (100%)
  •
  Gadekin International Computer Publishers Inc. (25%)
  •
  Publications d'Occasion A.D. Inc. (100%)
  •
  Itinerary Group Partners (100%)
  •
  Buy & Sell Ltd (10%)
  •
  Prime Protect Insurance Services, Inc. (100%)
  •
  Prime Protect Financial Services, Inc. (100%)
  •
  Prime Protect Warranty Services, Inc. (100%)
  •
  Global Sourcing Network Inc. (100%)
  •
  Trader Chariots Holdco, Inc (51.00%)
  •
  Chariots.com Inc. (35.70%)
  •
  Trader Publications Corp. (62.50%)
  •
  Tivana Holding (B.C.) Inc (100%)
  •
  A.T. Publications (B.C.) Company (100%)
  •
  B.B. Publications Ltd (100%)
  •
  Virtualfiles.Net Inc (100%)
  •
  Visitnet.com Inc. (100%)
  •
  The B.A.S.P. Buy & Sell Press Ltd (100%)
  •
  Dealer's choice Magazine Ltd (100%)
  •
  The B.A.S.P. Auction Site Ltd (100%)
  •
  B.A.S.P. Communications Inc. (100%)
  •
  The Bargain Finder Investments Ltd (100%)
  •
  The Bargain Finder Press Ltd (100%)

  European subsidiaries:

  •
  Inedit SpA (100%)
  •
  Cerca e Trova s.a. (100%)
  •
  Trader.com (Switzerland) SA (100%)
  •
  Via Via CV (75.4%) and Arimpex BV (75.4%)

  •
  VOF Via Part (87.7%)
  •
  De Vondst CV (36.95%)
  •
  Uitgeverij Zuid en Noord Holland Edities BV (100%)
  •
  E-deluxe NV (100%)
  •
  E-deluxe Holding BV (100%)
  •
  E-deluxe France SAS (100%)
  •
  E-deluxe UK Ltd (100%)
  •
  Trader.com (Polska) S.p.z.o.o. (100%)
  •
  Multimedia Communication—MMC S.A.R.L. (50%)
  •
  Expressz Kiado Rt (100%)
  •
  HMM Marketing Kft (100%)
  •
  Gula Tidningen AB (100%)
  •
  Lila Tidningen i Skane AB (100%)
  •
  Gula Tidnigen Trader AB (100%)
  •
  Gula Interactive Trader AB (100%)
  •
  Trader Segundamano S.L. (100%)
  •
  Anuntis S.L. (10%)
  •
  Trajin S.A. (100%)
  •
  Trajin on Line S.L. (100%)
  •
  Unimail S.A. (100%)
  •
  Trader Coches Net S.L. (100%)
  •
  Trader Anunciador S.L. (80%)
  •
  Trader.com France S.A. (100%)
  •
  Trader.com International S.A.R.L (100%)
  •
  Trader.com Internet Machine GIE (86.87%)
  •
  Trader.com Acquisitions France S.A. (100%)
  •
  Garantie System S.A. (95.44%)
  •
  TMS Immo S.A. (50.1%)
  •
  Netclub SA (59.45%)
  •
  Rossini SA (66.5%)
  •
  Epublik SA (100%)
  •
  Editoriale Secondamano Srl (100%)
  •
  Trader.com Italy Srl (100%)
  •
  Free Ads Paper Srl (100%)
  •
  Trader.com (Hungary) Rt (100%)
  •
  Expressz Garancia Kft (100%)
  •
  Trader.com (Germany) Gmbh (100%)
  •
  Trader.com (UK) Limited (100%)
  •
  Trader.com (Sweden) AB (100%)

  U.S. subsidiaries:

  •
  Hebdo Mag (USA) Limited (100%)
  •
  HM ZP Holdings, Inc. (100%)
  •
  Peddler's Post, Inc. (100%)
  •
  Zart Publications Inc. (100%)
  •
  HM Amber Holding Corp. (100%)
  •
  The Trader's Post, Inc. (100%)
  •
  The Trader Enterprises, Inc. (100%)
  •
  Trader.com Inc. (Indiana) (100%)
  •
  Trader.com Inc. (Delaware) (100%)

  •
  B.B. (US) LLC (100%)

  Russian subsidiaries:

  •
  Mirabridge International BV (100%)
  •
  International Ssuarts Holding BV (100%)
  •
  Ssuarts Holding Gmbh (100%)
  •
  Ssuarts Trading Ltd (55%)
  •
  OOO Gratis (90%)
  •
  Publishing House Pennsylvania Inc. (100%)
  •
  SP Pronto Kiev (50%)
  •
  Pronto-Moscow (88%)
  •
  ZAO Belpronto (52.8%)
  •
  OOO Pronto Print (47.52%)
  •
  OOO Rosprint (52.8%)
  •
  OOO Pronto DV (88%)
  •
  OOO Pronto Baikal (88%)
  •
  OOO Pronto UlanUde (44%)
  •
  OOO Pronto Akmola (88%)
  •
  OOO Pronto Volgograd (88%)
  •
  OOO Pronto Kazan (63.36%)
  •
  ZAO Tambov Info (83.6%)
  •
  OOO Pronto Petersburg (44.88%)
  •
  AOZT Pronto Samara (79.2%)
  •
  OOO Pronto Kaliningrad (52.8%)
  •
  OOO Pronto Nivhnij Novgorod (79.2%)
  •
  OOO Pronto Vladivostok (52.8%)
  •
  OOO Pronto Novosibirsk (44%)
  •
  OOO Tambukan (48.4%)
  •
  ZAO Mir Pechati (8.8%)
  •
  OOO Utro Peterburga (48.4%)
  •
  ZAO Pronto Akzhol (70.4%)
  •
  RU.com OOO (88%)
  •
  OOO Pronto Saratov (47.52%)
  •
  ZAO Novaja Pressa (79.2%)
  •
  OOO Pronto Oka (39.6%)
  •
  OOO Pronto Ivanovo (47.52%)
  •
  OOO Delta-M (26.62%)

  Asia, Australia and South America subsidiaries:

  •
  Tarai Trading Pte, Ltd. (100%)
  •
  Hebdo Mag Singapore Pte, Ltd. (55%)
  •
  Trader.com Australia Holdings Pty. Ltd. (100%)
  •
  Trader.com (Australia) Ltd (69.9%)
  •
  Trading Post Group Pty Ltd (69.9%)
  •
  Ad Mag Queensland Pty Limited (69.9.%)
  •
  Collectormania Australia Pty Ltd (69.9%)
  •
  Ad Mag SA & New South Wales Pty Ltd (69.9%)
  •
  Ad Mag AGI Pty Ltd (41.94%)
  •
  Trader.com Australia Warranties Pty Ltd (69.9%)
  •
  Warranty Direct (Australia) Pty Ltd (35.65%)

  •
  Auto Trader Australia Pty Ltd (69.9%)
  •
  Sydney Auto Trader Pty Ltd (69.9%)
  •
  Sydney Buy & Sell Pty Ltd (69.9%)
  •
  WA Auto Trader Pty Ltd (69.9%)
  •
  The Melbourne Trading Post Pty Ltd (69.9%)
  •
  The National Trading Post Pty Ltd (69.9%)
  •
  Free Classifieds Australia Pty Ltd (69.9%)
  •
  The Personal Trading Post Pty Ltd (69.6%)
  •
  True Blue Tradesmen Pty Ltd (69.9%)
  •
  Interactive Trading Post Services Pty Ltd (69.9%)
  •
  Adsonline.com.au Pty Ltd (69.9%)
  •
  Appraised Staff Agency Pty Ltd (69.9%)
  •
  Australia Wide Classifieds Pty Ltd (69.9%)
  •
  Blue Mountains Trading Post Pty Ltd (69.9%)
  •
  Commercial Dynamics Pty Ltd (69.9%)
  •
  Tradernet Pty Ltd (69.9%)
  •
  Trading Post Australia Pty Ltd (69.9%)
  •
  Autobytel Australia Pty Ltd (5.17%)
  •
  Trading Post Classifieds Pty Ltd (69.9%)
  •
  Tradingpost.com.au Pty Ltd (69.9%)
  •
  Trading Post Finance Pty Ltd (69.9%)
  •
  Trading Post On Line Pty Ltd (69.9%)
  •
  Trading Post Publishing Pty Ltd (69.9%)
  •
  Research Resources Pty Ltd (69.9%)
  •
  Job Guide Pty Ltd (69.9%)
  •
  Tradingpostads.com Pty Ltd (69.9%)
  •
  Trading Post Auctions Pty Ltd (69.9%)
  •
  Tradingpost.com Pty Ltd (69.9%)
  •
  Queensland Trading Post Pty Ltd (69.9%)
  •
  Trading Post on the net Pty Ltd (69.9%)
  •
  Trading Post Marketing (Qld) Pty Ltd (69.9%)
  •
  Hebdo Mag Brazil Holdings Ltda (100%)
  •
  Grisma Investments Ltd (92.34%)
  •
  Editora Balcao Ltda (100%)
  •
  Trader.com Colombia Holdings Ltd (92.34%)
  •
  Editora Immobiliaria Ltda (64.64%)
  •
  Editora Urbana Ltda (64.64%)
  •
  Trader.com Argentina Holdings S.r.l. (100%)
  •
  Trader.com Argentina SC (100%).

D.    Property, Plant and Equipment

        At December 31, 2001, the total net book value of our property, plant and equipment was €49.6 million, compared to €59.4 million as at December 31, 2000, of which €19.3 million in office, fixtures and equipment accounted for approximately 39%. We own real property in Budapest, Buenos Aires, Melbourne, Milan, Montréal, Moscow and Nashville, in addition to printing plants in Canada and Russia. Printing presses and related equipment accounted for €11.1 million or 22.4%, an increase of €5.2 million during 2001 through an investment in Russia. All other office, warehouse and production space is leased on market terms. We believe our properties are in good operating condition and that suitable or alternative space will be available on commercially reasonable terms as needed.

        In September 2000, the Company entered into a sale and leaseback transaction for €6.6 million of equipment. The future minimum lease payments are based on the fixed interest rate in the lease agreement, which approximates 8.0%. Payments are due over 36 months and there are no significant final buy-out requirements at the expiration of the lease term. At December 31, 2001, the present value of future minimum lease payments under these capital leases was €4.0 million. No losses have been incurred related to sale and leaseback transactions.

Item 5. Operating and Financial Review and Prospects

A.    Operating Results

        During 2001, the Company's chief executive officer reorganized our geographic operating segments from a country-basis to a region-basis for purposes of presenting internal financial information. This change to our internal financial information is now consistent with the Company's operating management structure, also on a region-basis. As a result, and in accordance with SFAS No. 131, "Disclosures about Segment Information of an Enterprise and Related Information", we have revised our disclosures about geographic segment information to a region-basis and have reclassified information from prior years for consistent presentation.

Critical Accounting Policies

        Preparation of financial information requires management to make judgments concerning selection of accounting methods, estimates and assumptions that are sensitive to changes in market conditions or other uncertainties that could affect reported results. We have outlined below several of the critical accounting policies, the judgments used to develop our reported results and the sensitivity of these results to changes in conditions. This should be read in conjunction with our "Operating Results".

Purchase Price Allocation for Business Combinations

        Our growth has been driven, in part, by acquisitions made since the inception of the Company. A significant portion of the value related to these acquisitions has been determined to be Goodwill or other identifiable intangible assets, principally Tradenames and Advertiser base. Concurrent with the December 15, 1998 purchase of the Group by its current principal shareholders, a valuation study was performed that determined the basis for allocating €468.5 million of excess purchase price to the identified intangible assets, €121.7 million to Tradenames and €34.1 million to Advertiser base. This valuation study used a "relief from royalty" approach with a 10% royalty rate for Tradenames. The basis for determining Advertiser base was to assume a turnover of professional customers of approximately 8% to 10% per year. The resultant estimated net cash flows were then discounted using the Company's then weighted average cost of capital. The excess over these amounts of €312.7 million was determined to be Goodwill. The Company has continued to use these assumptions on a consistent basis when determining the allocation of purchase price for subsequent acquisitions, including the valuation study performed for the acquisition in Australia of the Trading Post Group in May 2001.

        We have estimated that the useful lives are 20 and 10 years for Goodwill and Tradenames related to print acquisitions, 5 years for Goodwill related to online acquisitions and 12 and 6 years for Advertiser base. Beginning January 1, 2002, Goodwill will no longer be amortized pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) but subjected to an annual impairment test. Therefore, the sensitivity of the Company's choice of method regarding the use of the relief from royalty approach, the assumptions concerning the use of a 10% royalty rate, of 8% to 10% turnover for professional customers and even the consequent net cash flows have significantly impacted amortization expense recorded to date, and these factors will have an even greater impact on amortization expense beginning in January 2002. Further, these methods and assumptions are also being used for the valuation study being prepared for the "transitional" calculation of fair value pursuant to SFAS No. 142.

Impairment of Long-Lived Assets

        Under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", we review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset to be held and used may not be recoverable. Impairment is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If we consider such assets to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. We measure fair value by using an estimate of the related discounted cash flows using a discount rate reflecting the risk associated with the assets. The discounts rates range between 12% for assets in North America and Europe up to 21% for assets in Argentina. Changing the rates we have selected would impact the discounted value of our cash flows for determining fair value.

        In addition, our future cash flow assumptions are sensitive to the continued perceived value of our brands, which to date have generally allowed us to generate cash flows sufficient to justify the value of our acquisitions. As such, the classified advertising publishing industry is highly competitive. In our local markets, we compete for both advertising revenues and readership with daily and weekly local newspapers, direct mail marketing companies, free circulation papers and other classified publications targeted to the same geographic area. We also compete with online classified advertising businesses. These newspaper publishers and other print and online competitors could take market share from us in any of our local markets, negatively affecting our results of operations and lead us to reduce our future cash flow assumptions with consequent potential impairment charges.

Deferred Tax Assets

        We currently have €24.4 million of deferred tax assets related to net operating loss carryforwards for which we have provided a valuation allowance. In assessing the value of these assets, we consider whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of these assets depends upon the generation of future taxable income during the periods in which the net operating losses can be carried forward. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable, however, could be increased, with a benefit to our Statement of Operations, if our estimates of future taxable income during the carry forward period are increased, or tax planning strategies are devised allowing recognition of these assets.

Operating Results

Revenues

        Revenues for the year ended December 31, 2001 increased €46.2 million, or 12%, to €419.1 million from €372.9 million for the year ended December 31, 2000. This includes an increase of 6% for organic growth on a constant exchange rate basis. An increase of €28.0 million is related to acquisitions during 2001, or 61% of the growth in revenues. The increase from acquisitions was due primarily to increases of €15.7 million in Australia and €5.6 million in North America. By channel, the growth in revenues resulted from an increase in print revenues of €37.9 million, or 11%, from €355.7 million to €393.6 million and from an increase in online revenues of €8.3 million, or 48%, from €17.2 million to €25.5 million.

        Revenues for the year ended December 31, 2000 increased €89.6 million, or 32%, to €372.9 million from €283.3 million for the year ended December 31, 1999. This includes an increase of 13% for organic growth on a constant exchange rate basis. The remainder of the increase (€35.8 million) is related to acquisitions during 2000, or 40% of the growth in revenues. The increase from acquisitions was due primarily to increases of €16.3 million in North America, €3.0 million for Australia and €7.0 million for newly integrated operations in Russia. The increase in our consolidated revenues resulted from a growth in online revenues of €14.3 million from €2.9 million to €17.2 million and an increase in print revenues of €75.3 million, or 27% versus 1999.

        The following table presents the components of our revenue growth for the years ended December 31, 2001, 2000 and 1999 and the related % increases.

Print Revenues	1999	2000	% Change 2000/1999	2001	% Change 2001/2000
	(In € millions)
Classified ads—Private	41.0	46.3	13%	55.8	21%
Classified ads—Professional	35.1	49.7	42%	60.7	22%
Display	111.3	145.0	30%	153.4	6%
Circulation	83.6	97.9	17%	105.7	8%
Other	8.0	13.7	71%	13.7	0%
Services	1.4	3.1	121%	4.3	39%

Total Print Revenues	280.4	355.7	27%	393.6	11%
Online Revenues	2.9	17.2	493%	25.5	48%

Total Revenues	283.3	372.9	32%	419.1	12%

        Total print revenues increased organically, on a constant exchange rate basis, by 4% in 2001 versus 2000 with growth of 16% driven by increases in France, Hungary, Russia and Australia, offset by weakness in other European countries and North and South America. During 2001, classified advertising for both private and professional customers produced organic growth of 12% reflecting the success of our initiatives for upselling to higher priced ads through call center activities and the benefit of a focused and streamlined sales force. Display sales grew by 2% in 2001 on an organic basis, reflecting general weakness in this specific market. Circulation revenues were flat organically in 2001 versus 2000 continuing a recent trend.

        For organic growth in 2002, we expect that our print revenues would continue to increase approximately 4% with total revenue growth of 6%. Classified ads are expected to provide 10% organic growth with display revenue growth improving to 4% and circulation revenues consistent with 2001.

        Online revenue growth in 2001 was driven by an increase in Power Pages (up 109%), and in listing fees (up 44%), partially offset by a decline in banner ads of 30%. Components of online revenue for the year ended December 31, 2001 include revenues from listing fees of €11.9 million, professional solutions (or Power Pages) of €8.3 million, banner advertisement of €2.6 million and services and other revenue of €2.7 million. Banner advertisement represents less than 1% of our consolidated revenues for 2001.

        The following table presents our total revenues by geographic segment for the years ended December 31, 2001, 2000 and 1999 and the related % changes.

Geographic Segment	1999	2000	% Change 2000/1999	2001	% Change 2001/2000
	(In € millions)
North America	74.5	106.8	43%	110.9	4%
Russia & the CIS	32.4	51.5	59%	67.1	30%
Spain & Latin America	48.7	59.4	22%	61.5	4%
Australia	20.9	28.7	37%	46.5	62%
North & Central Europe	36.0	44.0	22%	46.4	5%
France	33.8	39.7	17%	43.8	10%
Italy & Switzerland	28.8	29.3	2%	29.6	1%
Other	8.2	13.5	65%	13.3	(1%	)

Total Revenues	283.3	372.9	32%	419.1	12%

        North America.     Revenues for the region, which comprises Canada and the USA, increased €4.1 million, or 4%, in 2001 compared to 2000. Organically, revenues declined by 1% in 2001, however, businesses generating 75% of Canadian revenues in 2001 delivered organic growth of 3%, which was offset by a decrease of 24% from our publication, Canada Computer Paper, and a display sales and circulation decline in our U.S. operations. Revenues increased €32.3 million, or 43%, in 2000 compared to 1999. Acquisitions contributed €16.3 million of the growth in revenues as we acquired Vancouver Buy & Sell and Bargain Finder in 2000 in Canada. Print revenues for the region increased €27.7 million, or 38% and online revenue growth of €4.6 million reflects the growth in professional solutions. Organic growth, in local currency terms, increased 7% for the region.

        Russia & the CIS.     Revenues for the region, which comprises Russia, Ukraine, Belarus and Kazakhstan, increased €15.6 million, or 30%, in 2001 versus 2000. The growth in revenues was attributable to all revenue sources through the launch of new products and regional expansion. Revenues increased €19.1 million, or 59%, in 2000 compared to 1999. The growth in revenue reflects the strong growth of our market leading publication, Iz ruk v ruki and the expansion into additional territories. Organic growth for the region increased 38% versus 1999. The absorption of newly integrated operations that were previously run as franchises of Iz ruk v ruki has increased revenues by €7.0 million versus 1999.

        Spain & Latin America.     Revenues for the region, which comprises Spain, Argentina, Brazil and Colombia, increased by €2.2 million, or 4%, in 2001 versus 2000. The growth in revenues was primarily driven by an increase in Spain of €3.8 million, or 9%, and offset by decreases of €1.2 million in Argentina, or 11%, and of €0.9 million in Brazil. The revenue increase in Spain includes €1.6 million related to the acquisition of Trajin in July 2001. Organic revenue growth for Spain was 4% in 2001. The decrease in revenues in Argentina reflects the country's economic crisis and the consequent reduction in circulation and advertising revenues. Weakness in the local currency versus the euro was the primary reason for the decrease in revenue in Brazil. Revenues in Spain & Latin America increased €10.7 million, or 22%, in 2000 versus 1999. Acquisitions in Spain contributed €2.4 million of the growth in revenues. Organic revenue growth for the region of 11% was reflective of the growth of our primary publication in Spain, Segundamano.

        Australia.     Revenues for the region increased €17.8 million, or 62%, in 2001 compared to 2000. The acquisition of The Trading Post Group, which includes the publication Sydney Trading Post, contributed €15.7 million to the growth in revenues. Organic growth on a local currency basis was 12%, which reflects the impact of sales initiatives for upselling to higher priced ads and for display advertisements and an increase in circulation for both volume and prices. Revenues in Australia increased €7.8 million, or 37%, in 2000 versus 1999. Acquisitions contributed €3.0 million, or 38%, of the growth in revenues, primarily due to the April 2000 acquisition of Sydney Autotrader/Buy & Sell. Organic growth on a local currency basis was 20% which reflects the expansion of both professional and display sales in all publications. As a result, the number of professional dealer ads nearly doubled year on year.

        North & Central Europe.     Revenues for the region, which comprises Sweden, the Netherlands, Hungary and Poland, increased €2.4 million, or 5%, in 2001 compared to 2000. The revenue growth was driven by increases of 17% in the Netherlands, which includes the full year benefit from the July 2000 acquisition of de Partikulier, of 14% in Poland, and of 8% in Hungary, offset by a decrease of 15% in Sweden. Organic growth on a constant exchange rate basis was 1% for the region and includes an increase of 6% for Hungary, offset by decreases of 8% in the Netherlands, 5% in Sweden and 4% in Poland. Revenue growth in Hungary reflected an improvement in display sales and classified ads. The revenue decrease in Sweden reflected declining circulation revenues, partly offset by upselling to higher priced ads through call center activities.

        Revenues for the region increased €8.0 million, or 22%, in 2000 versus 1999. Organic growth on a constant exchange rate basis was 12% for the region and included increases in Hungary of 26%, in Poland of 5% and decreases in Sweden of 3% and the Netherlands of 9%. Revenue growth in Hungary reflected the successful and continuous rollout of new specialized publications to complement our primary generalist publication, Expressz.

        France.     Revenues for the region, which now exclude the results of the Rossini auction house and NetClub Internet site, both of which are unrelated to the core French business, increased €4.1 million, or 10%, in 2001 versus 2000. The organic revenue growth of 10% reflected the continuing development of our regional expansion efforts for our publication, La Centrale and the growth in both professional and private classified ads, display sales and services, offset by a decrease in circulation revenues and minitel usage. Revenues in France increased €5.9 million, or 17%, in 2000 compared to 1999. The growth in revenues reflected the regional expansion of La Centrale, offset by a decline in circulation and private ad volumes.

        Italy & Switzerland.     Revenues for the region increased €0.3 million, or 1%, in 2001 versus 2000 and reflected an increase of 16% for Switzerland and a slight decrease for Italy. Revenues in Italy reflected growth in display sales and modest growth in circulation offset by declines in classified ads. Revenues for the region increased €0.5 million, or 2%, from 1999 to 2000 with revenue increases in Italy of €0.3 million and in Switzerland of €0.2 million.

Cost of revenues

        Cost of revenues increased by €6.7 million, or 3%, to €220.0 million in 2001 from €213.3 million in 2000. The increase reflected an increase in direct selling costs of €9.1 million from €101.2 million in 2000 to €110.3 million in 2001. Direct selling costs as a percentage of revenues reflect a decrease from 27.1% in 2000 to 26.3% in 2001 due to strong cost controls and the benefit of an integrated print and online sales force. Production costs decreased €2.4 million from €112.1 million in 2000 to €109.7 million in 2001, and declined even further when acquisitions are excluded. Production costs as a percentage of revenues reflects a decrease from 30.1% in 2000 to 26.2% in 2001 due to strong cost control efforts. Paper and printing costs as a percentage of print revenues decreased from 18.7% in 2000 to 18.0% in 2001.

        Cost of revenues increased by €72.9 million, or 52%, from 1999 to 2000 due to a growth in the business, both organically and due to acquisitions, and also increased by €29.5 million related to the investment in our online activities. Total cost of revenues increased from 49.6% of total revenues for 1999 to 57.2% of total revenues in 2000. The cost of revenues for print operations increased from

49.2% in 1999 to 51.7% in 2000 due primarily to higher paper and printing costs. Paper and printing costs increased to 18.7% of print revenues in 2000 from 16.1% of print revenues in 1999.

General and administrative—other expense

        General and administrative expenses decreased by €32.3 million to €137.1 million in 2001 from €169.5 million in 2000. The decrease reflects the reduction of costs associated with our online activities by €39.0 million in 2001 and is the result of strong cost control and integration efforts between our print and online operations. General and administrative expenses as a percentage of revenues has decreased to 32.7% in 2001 from 45.5% in 2000. Included in general and administrative expenses in 2001 was €8.6 million of restructuring charges intended to further integrate and streamline our print and online operations.

        General and administrative expenses increased €85.2 million, or 101%, to €169.5 million in 2000 from €84.3 million in 1999. The increase reflects a restructuring charge of €10.7 million related primarily to employee redundancy costs and an increase in costs for our online activities of €49.4 million to €60.9 million in 2000. General and administrative costs increased as a percentage of revenues to 45.5% in 2000 from 29.8% in 1999, due to increased overall cost structure in our corporate office and to increased costs in certain of our operations, such as Canada and France.

Operating Profit Before Certain Expenses (EBITDA)

        SFAS No. 131 requires that we disclose geographical financial information on a basis consistent with that viewed internally by the chief operating decision maker. As such, the key operating measure for our geographical operating units (which are on a region-basis) is operating profit before depreciation, amortization, non-cash compensation expense and the write-down of impaired assets. We describe this key operating measurement as Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). For a full reconciliation of our key operating metric with our operating loss, please see footnote 3 to the Combined and Consolidated Financial Statements.

        Our EBITDA increased by €71.9 million to €62.0 million in 2001 from a negative €9.9 million in 2000. Our EBITDA margin as a percentage of revenues reached 14.8% in 2001. Excluding corporate costs, EBITDA from our regions improved by €45.1 million to €89.3 million in 2001 from €44.2 million in 2000. This includes an increase of €13.6 million from our region's print EBITDA from €86.6 million in 2000 to €100.2 million in 2001. Excluding restructuring charges, our region's print EBITDA increased €17.2 million, or 19%, from €88.3 million in 2000 to €105.5 million in 2001. Excluding restructuring charges, our region's online EBITDA improved by €30.4 million from a negative €40.3 million in 2000 to a negative €9.9 million in 2001. The improvement in our EBITDA in 2001 reflects our revenue growth, the control of direct selling costs and production costs and the significant improvement in general and administrative expenses as a percentage of revenues.

        Our EBITDA in 2000 decreased by €68.4 million from €58.5 million in 1999 to a negative €9.9 million in 2000, including a restructuring charge of €10.7 million related primarily to employee redundancy costs. Excluding restructuring charges, our region's print EBITDA increased by €6.3 million from €82.0 million in 1999 to €88.3 million in 2000 and our region's online EBITDA decreased from a negative €5.3 million in 1999 to a negative €40.3 million in 2000.

        The following table presents our EBITDA by geographic segment for the years ended December 31, 2001, 2000 and 1999 and the related % changes.

Geographic Segment	1999	2000	% Change 2000/1999		2001	% Change 2001/2000
	(In € millions)
North America	11.6	7.6	(35%	)	16.8	121%
Russia & the CIS	17.3	21.8	26%		30.0	38%
Spain & Latin America	10.1	2.7	(73%	)	11.4	322%
Australia	4.9	2.1	(57%	)	6.3	200%
North & Central Europe	12.0	3.8	(68%	)	8.1	113%
France	11.9	(0.5)	(104%	)	7.3	N/A
Italy & Switzerland	7.6	5.5	(28%	)	7.4	35%
Other	1.3	1.2	(8%	)	2.0	67%

Region EBITDA	76.7	44.2	(42%	)	89.3	102%
Corporate Costs	(18.2)	(54.1)	(197%	)	(27.3)	50%

Total EBITDA	58.5	(9.9)	(117%	)	62.0	N/A

        Our corporate costs have decreased by €26.8 million in 2001 versus 2000 and reflect the success of our efforts to reduce spending on Internet development, information technology management and services and reinforce local responsibility for marketing and sales. We retain corporate resources for acquisitions, management and finance. We expect to further reduce corporate costs in 2002. Excluding restructuring charges, corporate costs decreased by €22.2 million from €47.2 million in 2000 to €25.0 million in 2001.

        The increase of €35.9 million in corporate costs from 1999 to 2000 relate primarily to the investment in our online activities, specifically in salary costs, contract services and technological costs related to website development. The increase in corporate costs also reflects a restructuring charge of €6.9 million in 2000 and slightly higher costs associated with becoming a dual-listed, publicly traded company.

        North America.     EBITDA in the region increased by €9.2 million in 2001 compared to 2000, driven by a €9.6 million improvement related to our online operations, mostly related to the reduction of the cost structure, and offset by a decrease in results from print operations of €0.4 million. The reduction in EBITDA from print operations reflects €2.8 million in restructuring charges related to the elimination of a layer of management. EBITDA in the region decreased €4.0 million from 1999 to 2000 related primarily to the costs associated with our online activities. Online activities generated losses of €10.7 million in 2000. EBITDA from print operations increased reflecting the positive impact of acquisitions with a decrease in margins due to increased corporate costs for North America and call center development.

        Russia & the CIS.     EBITDA for the region increased €8.2 million, or 38%, in 2001 as compared to 2000. This increase reflects the growth in revenues and the relatively high margins of our leading publication, Iz ruk v ruki. EBITDA for the region increased €4.5 million, or 26%, in 2000 compared to 1999. This increase follows the increase in revenues, with a slight reduction in margins due to lower initial margins associated with the newly integrated operations. Online activities for the region generated losses of €0.5 million in both 2001 and 2000.

        Spain & Latin America.     EBITDA for the region increased €8.7 million in 2001 versus 2000. The improvement reflects an increase in EBITDA from our print operations of €4.0 million and a decrease in losses from our online activities of €4.7 million. EBITDA increased €2.0 million in Argentina, reflecting the benefits of a substantial reduction in cost structure which more than offset the reduction in revenues, and €5.0 million in Spain. Online activities for the region generated losses of €0.9 million in 2001. Organic growth for the region, on a constant exchange rate basis, increased €8.0 million.

        EBITDA for the region decreased €7.1 from 1999 to 2000 although the decrease was €1.9 million on a constant exchange rate basis and excluding restructuring charges of €1.5 million. In Spain, EBITDA from print operations, excluding restructuring charges, increased by €2.2 million to €11.0 million in 2000, or 25%. This increase reflects increases in revenues and improved margins through leveraging the existing cost structure. Online activities for the region generated losses of €5.5 million in 2000.

        Australia.     EBITDA for the region increased €4.2 million in 2001 compared to 2000 and includes €3.3 million related to the acquisition of Trading Post Group, offset by €1.6 million of restructuring costs related to the reorganization and integration of operations subsequent to the merger. Online activities for the region generated losses of €1.3 million in 2001. EBITDA in Australia decreased €2.8 million from 1999 to 2000. Excluding restructuring charges, EBITDA from print operations decreased by €0.4 million from €5.4 million in 1999 to €5.0 million in 2000, or 7%. This decrease was due in part to the negative EBITDA from the April 2000 acquisition of Sydney Autotrader/Buy & Sell. Online activities generated losses of €2.5 million in 2000.

        North & Central Europe.     EBITDA for the region increased €4.3 million in 2001 compared to 2000. This improvement reflects an increase of €1.4 million in the Netherlands, €1.4 million in Poland, €1.0 million in Hungary, and €0.5 million in Sweden. The improvement for the region reflects a reduction in online losses of €5.4 million, offset by a decline in EBITDA from print operations, primarily from Sweden. Online activities for the region generated losses of €1.8 million in 2001. EBITDA for the region decreased €8.2 million from 1999 to 2000 driven primarily by online losses of €7.2 million in 2000. In Hungary, EBITDA from print operations decreased by €0.3 million from €8.5 million in 1999 to €8.2 million in 2000, or 3%. This decrease is in part due to the growth of specialized publications generating lower margins, increased paper costs and increased infrastructure costs.

        France.     EBITDA for the region increased €7.8 million in 2001 versus 2000 primarily due to a reduction in online losses by €7.7 million. EBITDA related to our print operations has increased slightly, reflecting the continuing costs related to our regional expansion efforts. Online activities generated losses of €4.5 million in 2001. EBITDA for the region decreased €12.4 million from 1999 to 2000. Excluding restructuring charges, EBITDA from print operations decreased by €1.5 million from 1999 to 2000. The decrease in 2000 print EBITDA reflects the cost of additional sales force personnel in the regional expansion efforts of La Centrale and increased production costs. Online activities generated losses of €12.2 million in 2000.

        Italy & Switzerland.     EBITDA for the region increased €1.9 million in 2001 compared to 2000 driven primarily by a decrease in online losses of €1.8 million. Italy has maintained the same level of print EBITDA as compared to 2000 and reflects an increase in margin due to continued strong cost control. Online activities generated losses of €1.4 million in 2001. EBITDA for the region decreased €2.1 million from 1999 to 2000. In Italy, EBITDA from print operations increased by €1.0 million from 1999, or 14%. Print EBITDA has increased due to strong cost management, even while revenues have slightly declined versus 1999. Online activities generated losses of €3.2 million in 2000.

        Although EBITDA is not a measure of performance defined by U.S. GAAP, we present EBITDA because we believe that it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA (a) is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, operating profit or net income, as an indicator of operating performance or cash flow from operations or as a measure of liquidity, (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses and (c) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

General and administrative—Non-cash compensation expense

        Concurrent with our Initial Public Offering in April 2000, non-cash compensation expense has been calculated based on the difference between the exercise price of the various share options (€2.82 to €3.57 per share option) and the deemed fair value (IPO price) of €30.00 per share for employees. Compensation expense has been recorded on an accelerated basis over 5 years for share options issued under our 1998 Equity Incentive Plan, which results in more expense initially and less in years 4 and 5. Compensation expense for our 1999 Option Plan has been recognized on a straight-line basis.

        Except for share options issued to replace terminated share appreciation rights, options issued subsequent to our IPO date under our 2000 Option Plan have been issued with exercise prices equal to or greater than the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at fair market value or greater on grant date has been recorded for the years 2001 and 2000 for these option grants in accordance with APB Opinion No. 25.

        The decrease in non-cash compensation expense of €49.7 million from €52.1 million in 2000 to €2.4 million in 2001 reflects a) €20.5 million of expense in 2000 for the forfeiture in 2000 of unvested share options under our 1999 Option Plan (see footnote 12 in the notes to the Combined and Consolidated Financial Statements for additional information) b) cancellations and forfeitures of share options in 2001 related to our 1998 Equity Incentive Plan for which previously accelerated amortization was reversed to reflect expense on a cumulative straight-line basis, c) the later-year reduction in expense for share options remaining under our 1998 Equity Incentive Plan.

        The charge of €52.1 million in 2000 increased by €12.0 million from €40.1 million in 1999. The increase was driven primarily by a charge of €15.9 million as required by the voluntary forfeiture of unvested options by our chief executive officer. This increase was reduced by other cancellations and forfeitures of unvested options from both the 1998 Equity Incentive Plan and the 1999 Option Plan in 2000.

Depreciation and amortization

        Depreciation and amortization increased €3.4 million from €61.7 million in 2000 to €65.1 million in 2001. Depreciation decreased slightly by €0.3 million in 2001 and amortization increased by €3.7 million driven by additional amortization from acquisitions. Depreciation and amortization increased €26.0 million, or 73%, to €61.6 million in 2000 from €35.6 million in 1999. The increase was due to an increase of €10.0 million in amortization of goodwill and other intangibles from our recent acquisitions. In addition, an increase of €16.0 million in depreciation versus 1999 was primarily due to acquisitions in 2000 and to accelerated depreciation of our capitalized software costs.

Operating loss

        Our operating loss improved by €93.3 million from a loss of €138.4 million in 2000 to a loss of €45.1 million in 2001. The improvement in our operating loss was due to the reduction in losses from our online activities by €54.9 million, an increase in the results from our print operations of €17.0 million and a reduction in non-cash compensation expense of €49.7 million, but offset by an increase in write-down of fixed assets by €24.9 million. Absent the restructuring charge of €8.6 million and €39.6 million in asset write-downs recorded in 2001, we would have recorded an operating profit of €3.1 million.

        Operating loss increased by €120.7 million from an operating loss of €17.7 million in 1999 to an operating loss of €138.4 million in 2000. The increase in the operating loss was due to a restructuring charge of €25.5 million related to reducing employee headcount, closing certain non-core websites and consolidating facilities. In addition, online losses increased by €62.0 million, depreciation and amortization increased by €26.0 million and non-cash compensation expense increased by €12.0 million, partially offset by an increase in the results of our print operations of €6.3 million.

Other (income) expense

        Other (income) expense decreased €5.0 million to €20.2 million in 2001 from €25.2 million in 2000. The decrease reflects a slight reduction in interest expense by €0.6 million and reduction in amortization of deferred financing fees by €4.8 million, offset by a reduction in gain on unwinding of swaps by €4.1 million. The decrease in other (income) expense also reflects a gain on sale of assets of €3.5 million related to the sale of our California operations in October 2001.

        Other (income) expense decreased €15.5 million in 2000, or 38%, to €25.2 million from €40.7 million in 1999, primarily due to lower interest expense related to the payment of debt and shareholder notes and the conversion of a mezzanine note into shares at the IPO date. In addition, the reduction of interest and financing fees reflects the benefit of €4.7 million for the unwinding of interest rate swaps, offset by the write-off of a portion of capitalized financing fees related to our modified credit agreement.

Income taxes

        Provision for income taxes decreased by €0.8 million to €5.7 million in 2001 from €6.5 million in 2000. Current income tax expense increased from €7.9 million in 2000 to €14.9 million in 2001 primarily due to a reduction in online losses and higher tax expense in Russia due to higher profitability. Deferred income tax benefit increased from €1.4 million in 2000 to €9.2 million in 2001, primarily as a result of the deferred tax liabilities associated with intangible assets amortized or written-down during the year and a decrease in corporate income tax rates in certain jurisdictions, primarily in Canada. Income taxes decreased €2.9 million, or 31%, to €6.5 million in 2000 from €9.4 million in 1999, primarily due to a decrease in earnings before income taxes related to the increase in our online losses.

Minority interest

        In 2001, our minority interests increased by €3.7 million versus 2000 primarily due to the acquisition of Trading Post Group in Australia in May 2001. In addition, there were minority interests in 2001 and 2000 primarily in J'Annonce (France), Via Via (The Netherlands) and all of our publications in Russia and Taiwan. Minority interests for the year ended December 31, 2000 decreased by €2.1 million primarily as a result of the acquisition of minority interests in Russia, effective January 1, 2000 and increased losses related to our online activities in other countries.

Net Loss

        Our net loss under U.S. GAAP decreased by €95.4 million from €172.1 million in 2000 to €76.7 million in 2001 and primarily reflects the improvement in our operating loss due to the reduction in losses from our online activities by €54.9 million, and an increase in the results from our print operations of €17.0 million, a reduction in non-cash compensation expense of €49.7 million, but offset by an increase in write-down of fixed assets by €24.9 million. Our net loss increased by €100.0 million from €72.1 million in 1999 to €172.1 million in 2000. The increase was driven primarily by the increase in online losses of €62.0 million, restructuring charges of €25.4 million, the increase in depreciation and amortization of €26.0 million and the increase in non-cash compensation expense of €12.0 million. The decrease in interest and financing fees of €18.2 million, the improvement in our print operations of €6.3 million and the reduction in taxes of €2.9 million partially offset the increase in net loss.

Inflation

        Except in Hungary and Russia, we believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2001 and 2000. We expect that inflation will be significant in Argentina in 2002. While inflation in Hungary has in the past been significant, we have generally been able to increase our prices or reduce our costs so as to largely offset the effects of inflation in that country. As a result, we believe that inflation in Hungary has not had a material adverse impact on our results of operations in Hungary expressed in euros.

        In Russia, inflation has in recent years been significant, and changes in inflation have at times been abrupt. For example, in August 1998, Russia devalued its currency following which Russia experienced a significant increase in inflation. In the months immediately following the devaluation, we were unable to make adjustments in our business that completely offset the impact of the devaluation and the increase in inflation. As a result, our results of operations expressed in euros were materially adversely affected. By December 1999, we had been able to increase our prices, reduce our costs and take actions in our business to enable us to return to more traditional levels of profitability. For 2001 and 2000, our pricing in local currency has increased in excess of local inflation.

        Our financial statements relating to Russia and the CIS operations are presented in accordance with the relevant provisions of SFAS No. 52 "Foreign Currency Translation" as applied to entities operating in highly inflationary environments. Inflation may have a material adverse impact on our results of operations in the future.

        Inflation in Russia and Hungary from 1997–2001 as reported by the International Monetary Fund has been as follows:

	1997	1998	1999	2000	2001
Hungary	18.3%	14.3%	10.0%	9.8%	9.2%
Russia	14.7%	27.7%	85.8%	20.8%	21.5%

        We have reflected the results of operations for Argentina in our 2001 Statement of Operations using the fixed ARP to USD rates prior to the official devaluation of the ARP in January 2002, as we believe these amounts are reflective of our full year local currency results. However, we have translated the December 31, 2001 local currency balance sheet for Argentina into euros using the January 11, 2002 closing rate equivalent of ARP 1.65 to USD 1 as this amount reflects the first available freely traded exchange rate subsequent to the bank holiday declared on December 20, 2001.

B.    Liquidity and Capital Resources

        Historically, our cash flow from operations has been sufficient to finance our print operations. Acquisitions have been financed primarily with borrowings, principally bank borrowings. We generated a significant amount of cash as a result of our IPO in 2000 and have used this cash to make acquisitions and to invest in and develop our online activities. As of December 31, 2001, amounts available under our credit agreement were designated to be used for Internet investments and working capital. The Company's net debt increased by €51.0 million from €149.3 million in 2000 to €200.3 million in 2001. This increase reflects borrowings to finance acquisitions of €43.7 million, a payment of €8.7 million upon the sale of our Californian operations, a negative exchange rate impact of €6.8 million and net operational use of €9.2 million. We had €21.2 million of cash and €32.2 of available borrowings under our credit agreement as of December 31, 2001.

        Cash remitted from our operating subsidiaries to our holding companies in the Netherlands consists of the payment of intercompany management fees, intercompany loans and related interest, dividends, and in certain instances, the repayment of capital. The nature of these remittances generally depends on the most tax-efficient vehicle for each country and is subject to local laws and regulations.

In certain of our operations, including our Russian operations, we are limited to the amount of dividends that can be distributed to the amount of periodically certified statutory profits. Our Russian operations have historically distributed approximately USD 1 million per month to its shareholders, and we have received €10.8 million net of withholding tax in 2001. We generally have the rouble equivalent of approximately €5 million to €6 million of cash in Russia in excess of the statutory profits available for distribution. We plan to use this cash for capital expenditures or acquisitions in Russia.

        Management believes that the Company will generate sufficient cash from operations and has access to adequate committed lines of credit to meet its presently anticipated needs in 2002 for working capital, capital expenditures, deferred acquisition payments and the put option related to the potential purchase of the first 10% of the shares in Trading Post Group (Australia).

        While the expenditures relating to our online activities have impacted our results of operations for financial statement purposes, these expenditures have not affected our ability to incur debt or to comply with the covenants in our credit agreement. These covenants permitted us to grow our online activities without adversely affecting borrowing capacity by funding the growth from sales of equity or cash flow from our online operations. The covenants limit our ability to fund the growth of our online activities with cash flow from our print operations. As of December 31, 2001 we are fully in compliance with our debt covenants and expect to remain in compliance in 2002.

        In addition to organic growth, we have historically grown our business through acquisitions which have been financed principally through bank borrowings. As of December 31, 2001, the remaining unused portion under our Credit Agreement acquisition facility, Tranche E, expired and is no longer available. In addition, the recent amendments to our credit agreement includes additional interest rate increases to all of our Tranches by 25 bps in March 2002 and 25 bps in June 2002. It is therefore reasonable to expect that we will look to refinance our existing Credit Agreement in 2002 in order to provide financing for future acquisitions and to reduce our cost of borrowing.

        If initiated and obtained, we would expect that refinancing would provide us with flexibility to pay for other commitments such as the potential put option on the second and third tranches related to the Trading Post Group acquisition beginning in 2003, but a refinancing is not currently expected to be necessary to fund these commitments. Further, the timing and decision to exercise the put option is the decision of the selling shareholders who may decide not to exercise the put.

        If a new financing were initiated and obtained that included the repayment of our existing Credit Agreement, it would be likely that our derivative instruments hedging this facility would be unwound, generating an income statement and cash impact on the date of payment. As of December 31, 2001, our derivative instruments hedging this facility have an unrealized loss of €7.1 million. Our unamortized financing fees related to our current Credit Agreement, which totaled €7.9 million as of December 31, 2001, may also be affected.

        The following table represents the contractual obligations and commercial commitments of the Company as of December 31, 2001:

		Payments Due by Period
Contractual obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long term debt	217.5	9.1	11.3	140.7	56.4
Capital lease obligations	4.0	2.2	1.8	—	—
Operating leases	41.9	8.1	15.0	11.5	7.3
Unconditional purchase obligations	2.2	2.2	—	—	—
Other long term obligations	—	—	—	—	—

Total contractual obligations	265.6	21.6	28.1	152.2	63.7

		Amounts of Commitment Expiration per Period
Commercial Commitments	Total amounts committed	Less than 1 year	1–3 years	4–5 years	After 5 years
Acquisitions and Earn-outs	6.6	4.8	1.8	—	—
Trading Post Group put option	51.6	16.1	35.5	—	—
Other commercial obligations	—	—	—	—	—

Total commercial commitments	58.2	20.9	37.3	—	—

Credit Agreement

        We entered into supplemental agreements on May 25, 2001 and December 10, 2001 amending our credit agreement. Our credit agreement consists of term loan facilities, an acquisition facility and a revolving credit facility and provides for approximately €243 million of secured loans as of the end of December 31, 2001 as set forth below. Some of our subsidiaries may borrow in the following five tranches:

  •
  7-year term loan facility in an aggregate principal amount equal to €40.5 million as of December 31, 2001, reducing over time (the "Tranche A facility"), available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.00%;

  •
  8-year term loan facility in an aggregate principal amount equal to €78.1 million (the "Tranche B facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.75%;

  •
  9-year term loan facility in an aggregate principal amount equal to €56.4 million (the "Tranche C facility") drawn in U.S. dollars; interest at LIBOR plus a margin increasing over time to a maximum of 4.25%;

  •
  7-year revolving credit facility in the maximum amount of €13.5 million (the "Tranche D facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.00%; and

  •
  8-year term loan facility in an aggregate principal amount equal to €54.4 million (the "Tranche E facility") available in U.S. dollars and some other freely convertible currencies; interest at LIBOR plus a margin increasing over time to a maximum of 3.50%.

        The Tranche B facility and the Tranche C facility were drawn in full on December 15, 1998 and remain outstanding as December 31, 2001. We had €1.0 million in borrowings against the Tranche D facility and €54.4 million in borrowings against the Tranche E facility as of December 31, 2001. Subject to compliance with specified conditions precedent, the Tranche A facility is available for financing the development of our online business, the revolving credit facility may be drawn from time to time for working capital and general corporate purposes and the undrawn amounts under the Tranche E facility was available until December 31, 2001 for financing permitted acquisitions.

        The credit agreement is guaranteed by our Company and substantially all of our subsidiaries and is secured by pledges of the shares of substantially all of our subsidiaries. The guarantees from some of the subsidiaries are limited to comply with local law requirements.

        In addition to paying interest on outstanding principal under the credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit agreement in respect of the unutilized commitments at a rate of 1.25% per annum on the undrawn uncancelled amount of the Tranche A and E facilities as well as a commitment fee at a rate of 0.75% per annum on the undrawn uncancelled amount of the Tranche D loan facility, through each of these Tranches' availability period. We will also pay a fee of up to 2.25% per annum on the face value of any documentary credits issued under the revolving credit facility plus, in the case of any letter of credit, a fronting fee to the bank issuing the letter of credit at 0.125% per annum on the face amount of the letter of credit. An annual agency fee must also be paid. In addition, we recently paid our lenders a fee of €1,350,000 in connection with the supplemental agreement dated May 25, 2001.

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

  •
  Any funds recovered pursuant to a claim under any insurance policy not used to repair the loss,

  •
  Certain issuances of subordinated debt or subordinated securities by us or some of our subsidiaries, or some issues of shares for cash by us, and

  •
  50% of the amount by which the excess cash flow over cash payments on indebtedness for the accounting period for each year exceeds €5 million ("excess cash flow").

        Pursuant to the above, we made a mandatory repayment of €3.1 million of Tranche A and €5.6 million of Tranche B in October 2001 related to the net proceeds from the sale of our California operations. Further, we currently expect to repay €5.9 million in May 2002 related to a mandatory repayment under the "excess cash flow" calculation.

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

        Subject to some exceptions, covenants include (but are not limited to) restrictions on changes of business, liens, indebtedness, dividend payments, investments, joint ventures, inter-company debt and transactions between group members and issuances of share capital. We are required to comply with the covenants set forth in our credit agreement and compliance with these covenants is tested over pre-determined periods that are generally fiscal quarters. As of December 31, 2001, we were in compliance with these covenants. Under our amended credit agreement, the most restrictive financial covenants to which we are subject are:

  •
  Our ratio of consolidated cash flow to total cash pay debt service must be at least 1.65 to 1 as of December 31, 2001 and increasing to 1.90 to 1 beginning in March 2002,

  •
  Our ratio of consolidated EBITDA to consolidated net cash interest payable, as defined in the credit facility, must be not less than 2.65 to 1 as of December 31, 2001, increasing over time to 2.80 to 1, and

  •
  Our permitted capital expenditures (excluding, in certain circumstances, capital expenditures related to the Internet) may not exceed 10% of consolidated EBITDA, as defined in the credit facility, for the previous year, plus an amount not exceeding €15 million over the life of the agreement.

        Events of default include, subject to limited exceptions, non-payment of principal when due, non-payment of interest, fees or other amounts, material inaccuracy of representations and warranties, and violation of covenants (subject, in the case of some covenants, to a 14 business day grace period after notice).

Cash Flows

        Our cash flows from operations increased €59.6 million to €16.6 million in 2001 from a negative €43.0 million in 2000. This increase primarily reflects a reduction in losses from our online activities by €54.9 million, an increase in the results from our print operations of €17.0 million and offset by an increase in cash used in net working capital balances of €6.9 million. Cash flows from operations in 2001 have also been reduced for 2001 restructuring charges of €4.8 million (out of €8.6 million in total) paid in 2001 and by €5.9 million related to restructuring charges accrued for in 2000 and paid in 2001. Our cash flows from operations decreased by €67.6 million from €24.6 million in 1999 to a negative €43.0 million in 2000. This decrease was primarily driven by online losses of €73.3 million, or an increase of €62.0 million from 1999 to 2000 and by cash restructuring charges of €4.9 million.

        Our cash flows used in investing activities decreased by €119.2 million from €169.5 million in 2000 to €50.3 million in 2001. Cash paid for investments decreased by €28.6 million in 2000 to €0.3 million in 2001. In addition, we received cash of €10.8 million from the sale of assets, including €8.7 million from the sale of our California operations. Cash paid for capital expenditures decreased by €36.4 million in 2001 versus 2000 and we expect a further decrease in 2002 versus 2001. Cash paid for acquisitions decreased by €43.0 million in 2001 and includes €36.6 million paid for the acquisition of Trading Post Group in Australia.

        Our cash flows used in investing activities increased by €117.9 million from €51.7 million in 1999 to €169.6 million in 2000. The increase was partly attributable to our payment of €18.2 million for the investment in Anuntis in Spain and for a call option on the acquisition of Avis and Revier Markt in Germany, which was reported as cash paid for investments and other assets. Cash paid for property, plant and equipment also increased in 2000 and included amounts paid for capitalized software costs related to our online technology development of €18.9 million. The increase in cash paid for acquisitions included amounts paid for the acquisition of Vancouver Buy & Sell for €22.7 million, Sydney Buy & Sell for €11.1 million, and Bargain Finder for €20.8 million.

        Cash flows from financing activities decreased by €174.3 million from €210.0 million in 2000 to €35.7 million in 2001. Cash received from borrowings in 2001 of €67.4 million includes €40.6 million related to borrowings for acquisitions from our credit agreement including borrowings related to the acquisition of the Trading Post Group in Australia. Excluding acquisitions, we had net borrowings of €2.1 million in 2001, primarily to finance our online activities.

        Our cash flows from financing activities in 2000 was impacted primarily by our IPO in April 2000. Net cash proceeds from our IPO were €352.3 million, proceeds from issuance of redeemable and convertible shares in January 2000 were €27.5 million and we received cash from the exercise of warrants for our common shares. Cash payments on borrowings reflected the payment on our previous credit agreement of €233.3 million and the payment of our shareholder notes of €63.2 million concurrent with the IPO. The payment of our previous credit agreement was accompanied by an immediate drawn down of €74.4 million on our amended and restated credit agreement.

C.    Research and development, patents and licenses, etc.

        Given the nature of our business, we have historically had insignificant expenditures on research and development.

D.    Trend information

Outlook for 2002

        Our print distribution channel is well established and has generated consistent revenue growth and positive cash flows. We commenced operations of our online distribution channel in 1996, the revenues of which have grown steadily year on year. We expect to continue to generate consolidated organic revenue growth consistent with 2001, or between 5% to 7% in 2002. Following our restructuring programs implemented in 2000 and 2001 that have reduced our cost structure, we believe that consolidated EBITDA will grow by 50% in 2002, reaching approximately €93 million. Reduced corporate costs, improved print margins and breakeven internet operations are expected to further improve EBITDA. In addition, we expect to continue to increase our cash flow generated from operations and that this will be sufficient to finance all of our existing commitments in 2002. Based on these continued operational improvements and the benefit of a required change in accounting principles related to the accounting for goodwill amortization, we expect to generate a net profit in 2002.

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

        As of December 31, 2001, the list of supervisory directors is as follows:

Name	Age	Position
Ernest-Antoine Seillière	64	Chairman
Roland Berger(2)	64	Member
Shelby Bonnie	37	Member
Louise T. Blouin MacBain	43	Member
Arnaud Fayet(1)(2)	59	Member
Robert Fetherstonhaugh	46	Member
Jean-Marc Janodet(1)(2)	67	Member
Barry Nalebuff	43	Member
René Rijntjes	49	Member
Donald Sobey	67	Member
Christiaan Antonius Van Den Berg(1)	52	Member

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

        Ernest-Antoine Seillière has served as member of our supervisory board since December 1998. He is the President of CGIP and Marine-Wendel, the main holding companies within the Wendel Group. Mr. Seillière joined the Wendel Group in 1976. Prior to that time, Mr. Seillière was a member of the French diplomatic corps. Mr. Seillière is also Vice-Chairman of the board of Cap Gemini, and Vice-Chairman of the supervisory board of bioMérieux—Pierre Fabre, a Director of Valeo and Société Générale, a member of the supervisory boards of Oranje-Nassau Groep, Peugeot S.A and Hermès International S.A., and President of the MEDEF, the French Business Confederation.

        Roland Berger has served as member of our supervisory board since April 2000. He founded Roland Berger Strategy Consultants GmbH in 1967 and has worked for it since that time. Prof. Berger received his degree in business from Ludwig-Maximilians-Universität in Munich, Germany in 1962. He is a member of various supervisory/advisory boards and is an advisor to governments. He serves the management consulting profession as Vice Chairman of the Association of Management Consulting Firms (AMCF).

        Louise T. Blouin MacBain has served as member of our supervisory board since June 2001. Co-founder of the group created in 1987, she held the position of CEO Operations for 13 years from the formation of the Hebdo Mag group until October 2000. Prior to that, Ms. Blouin MacBain worked in investment banking for 10 years. She is currently Chairman of LTB Holding, a company specialized in investments. She was appointed CEO of Phillips de Pury/Luxembourg in February 2002. Ms. Blouin MacBain has an OPM certificate from Harvard University Business School.

        Shelby Bonnie has served as member of our supervisory board since April 2000. CEO and Chairman of CNET Networks, he has been instrumental in fueling the network's growth and leadership, from start-up to global media company and trusted Internet brand. In addition to inspiring the team that makes CNET Networks a top 10 Web entity in the U.S. and a trusted global source for technology and buying information, Mr. Bonnie chairs the Executive Committee responsible for the strategic direction of the company and priority decision-making. Since joining CNET Networks in 1992, Mr. Bonnie served as chief operating officer, chief financial officer and vice chairman, working closely with founder, Halsey Minor. Through Mr. Bonnie's guidance, CNET Networks has become a global source of technology and commerce-related information, data, exchanges and services, serving over 24 million users around the world. Mr. Bonnie was one of CNET's first investors and prior to joining the company was a managing director at Tiger Management Corporation, a New York-based investment firm.

        Arnaud Fayet has served as member of our supervisory board since December 1998 and has been a member of CGIP's executive committee since 1995. Prior to that time he served as Director Général, Executive Vice President and member of the board of the management of Carnaud and Carnaudmetalbox. Mr. Fayet is also a Director of bioMérieux S.A., Transgène, Valeo, Wheelabrator Allevard and Stallergènes. Mr. Fayet is an engineering graduate of the Ecole Centrale.

        Robert Fetherstonhaugh has served as member of our supervisory board since June 2001. He currently holds the position of Executive Vice President of Claridge, Inc. He is also President of Claridge SRB Investments and a Director of Stake Technologies. Previously, Mr. Fetherstonhaugh was the Deputy Chairman of Trader.com from 1998 to 2001. In the decade prior to joining the company, he had been fulfilling executive management functions in the auditing practice of KPMG in Montreal, Canada, notably as an Audit Partner from 1989 to 1994, as a Managing Partner for high technology from 1995 to 1996 and as a Managing Partner for finance clients of KPMG from 1997 to 1998. Mr. Fetherstonhaugh is a Chartered Accountant.

        Jean-Marc Janodet has served as member of our supervisory board since April 2000 and is Chief Executive Officer of Marine-Wendel and a member of CGIP's executive committee. Mr. Janodet has been employed by the Wendel Group since 1960. Mr. Janodet is a member of the board of directors of Marine-Wendel, Valeo and BMA and a member of the supervisory board of Bank NSMD and Oranje-Nassau Groep. Mr. Janodet graduated from the Ecole Supérieure de Commerce de Paris.

        Barry Nalebuff     has served as member of our supervisory board since April 2000 and is the Milton Steinbach Professor at Yale School of Management where has been a professor since 1989. Before Yale, he taught at Harvard and Princeton. Mr. Nalebuff serves on the board of directors of Bear Stearns Financial Products and Connecticut Citizenship Fund. Mr. Nalebuff graduated from the Massachusetts Institute of Technology. He is a Rhodes Scholar and received his doctorate in economics at Oxford University.

        René Rijntjes has served as member of our supervisory board since April 2000 and is a founder, shareholder and managing director of the TMF Group and is a member of the management boards of a number of multinational companies and financial institutions. Mr. Rijntjes received a law degree from the University of Utrecht.

        Donald Sobey has served as member of our supervisory board since April 2000 and has been the Chairman of Empire Company Limited since 1985, the President since 1969 and on the board of directors there since 1963. He is also on the board of directors for a number of Canadian companies.

        Christiaan Antonius Van Den Berg has served as member of our supervisory board since June 2000 and is a managing director at the TMF Group. He previously held various executive positions with VSB-AMEV-Fortis, BMW and ABN Amro and sits on the board of directors of a number of multinational companies. Mr. Van Den Berg holds a degree in Business Administration from the University of Amsterdam.

        Our controlling shareholders have entered into a shareholders agreement pursuant to which they have agreed, among other things, to use their best efforts:

  •
  to cause six members of the supervisory board to be comprised of individuals designated by Louise T. Blouin MacBain, John H. MacBain and Eric Teyssonnière, and

  •
  to cause three members of the supervisory board to be comprised of individuals designated by CGIP.

        The supervisory directors designated by Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière are Mr. Bonnie, Mr. Fetherstonhaugh, Mr. Nalebuff, Mr. Rijntjes, Mr. Sobey and Mr. Van Den Berg. The supervisory directors designated by CGIP are Mr. Seillière, Mr. Fayet and Mr. Janodet.

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

Management Board and Executive Officers

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

        The general meeting of shareholders has delegated to the management board the right to issue, subject to the approval of the supervisory board, equity securities and to exclude preemptive rights associated with any of these issuances for a five year period ending in 2006.

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

        As of December 31, 2001, the managing directors were John H. MacBain, Eric Teyssonnière de Gramont and Didier Breton.

        Our executive officers support the management board in its management of the company. In practice, our executive officers and the management board work closely together in managing the company and its business.

        As of December 31, 2001, the list of the managing directors and of the executive officers is as follow:

Name	Age	Position with the Company
John H. MacBain	43	Chief Executive Officer and President(1)
Eric Teyssonnière de Gramont	62	Vice Chairman(1)
Didier Breton	48	Chief Operating Officer(2)
William Clark	49	Vice President Human Resources
François Jallot	45	Chief Financial Officer
Elizabeth Pauchet	38	General Counsel

(1)
Member of the Management Board since 1998

(2)
Member of the Management Board since 2001

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

        Didier Breton joined as Chief Operating Officer in June 2000. Prior to joining, he was President of the Infrastructure & Systems Division at Bull. He has extensive executive experience in managing international operations at companies such as Hewlett Packard and Valeo. He holds an M.B.A. from the Institut Superieur des Affaires.

        William Clark, Vice President Human Resources, joined Trader.com in August 1999. He has held various senior HR roles, notably with Total, National Australia Bank and more recently seven years with Abbott Laboratories, where he held H.R. Director posts in the U.K. and Canada. Mr. Clark received an M.A in Economics from the University of Aberdeen and a Human Resources Management Degree from the Robert Gordons Institute of Technology.

        François Jallot joined us as our Chief Financial Officer in 1997. From 1993 to 1996, he was the international finance director for Cerruti. Mr. Jallot received a business degree from the Ecole Supérieure de Commerce de Paris and an M.B.A. from the Wharton School of the University of Pennsylvania.

        Elizabeth Pauchet has served as our General Counsel since 1996. From 1989 to 1996, Ms. Pauchet was an associate in the New York and Paris offices of the law firm Davis Polk & Wardwell. Ms. Pauchet received a J.D. from Yale Law School.

B.    Compensation

        The aggregate amount of compensation that we paid to our principal executive officers and managing directors as a group, which included 6 persons in all, for services rendered in all capacities during 2001 was approximately €1.3 million.

        In 2001, we paid members of the supervisory board approximately €267,500 in the aggregate in compensation for services rendered. We reimburse the members of the supervisory board for out-of-pocket expenses they incur in connection with the exercise of their duties. We do not have any service contracts with directors which provide for benefits upon termination of employment.

        Options to purchase shares of our Class A Common Shares have been granted to our executive officers under our 1998, 1999 and 2000 plans. These options expire ten years after the date of grant, provided the officer is still employed by the Company at that date. The table below sets forth in aggregate the number of options to purchase shares granted to our executive officers under each of our option plans and the range of exercise prices at which those options were granted.

Plan	Exercise Price	Number Granted
1998	€2.82 to €3.57	364,152
1999	€3.57	258,492
2000	€6.40 to 17.56	625,000

Executive Employment Agreements

        In January 2000, Mr. MacBain entered into amended and restated employment agreements with Trader.com Management (Services) B.V. These agreements consist of an agreement with Mr. MacBain and a separate agreement with his wholly owned personal services corporation. These agreements provide for Mr. MacBain or personal services corporation to render services to the subsidiaries of Trader.com N.V. for an initial five year term which commenced December 15, 1998 and automatically extends for additional twelve month periods unless terminated by either party by written notice. Pursuant to these agreements, Mr. MacBain is entitled to receive directly or indirectly an annual cash compensation equal to €100,000 and his personal services corporation received a one-time grant of options to purchase 861,639 Class A Common Shares at an exercise price of €3.57 per share pursuant to Trader.com N.V.'s 1999 Option Plan. In addition, he is entitled to use two company vehicles. The agreements provide for a severance benefit if we terminate Mr. MacBain's employment without cause or if he terminates his employment with good reason (which includes a change of control). The severance benefit is the annual cash compensation described above for a period of 18 months following the termination date. The agreements provide for the indemnification of Mr. MacBain to the extent permissible under applicable law. Mr. MacBain's agreements, as well as similar agreements signed by Louise T. Blouin MacBain and her wholly owned personal services corporation, contain confidentiality provisions and noncompete provisions for a period of three years after the first date Ms. Blouin MacBain and Mr. MacBain cease to hold a majority of the voting rights of all shares of Trader.com N.V.

        In January 2001, Mr. MacBain announced that he would voluntarily forego any compensation for the years 2001 and 2002 and he would forego any further vesting of his options to purchase Class A Common Shares. As of such announcement, Mr. MacBain had vested options to purchase 258,492 Class A Common Shares.

        In October 2000, Louise T. Blouin MacBain resigned as Chairman and Co-Chief Executive Officer, terminating both her employment agreement with Trader.com Management (Services) B.V. and the separate agreement with her personal services corporation. The Company paid her €2.5 million. Upon resignation, 603,147 outstanding but unvested options granted to Ms. Blouin MacBain under the 1999 Option Plan were forfeited. Ms. Blouin MacBain was elected to the Supervisory Board in June 2001.

D.    Employees

        As at December 31, 2001, we had over 5,100 full time equivalent employees (excluding independent contractors) in 20 countries of which, over 2,100 are sales people. Many of our employees in Argentina, Australia, Brazil, Canada, France, Italy, Spain and Sweden are represented by local labor unions or benefit from national collective bargaining agreements. No work stoppages have had adverse effects on operations in the past three years. We consider our relationships with our employees to be satisfactory.

        We had approximatively 4,700 and 3,100 employees in 20 and 17 countries as of December 31, 2000 and 1999, respectively.

E.    Share ownership

1998 Equity Incentive Plan

        Trader.com's 1998 Equity Incentive Plan (the "Equity Plan") permits, prior to December 15, 2008, the grant of "Share Rights" to key employees of the Group or its subsidiaries and other individuals who render service to the Group or its subsidiaries upon approval by the Supervisory Board. Shares rights represented a share appreciation right ("SAR") as part of a Unit prior to the IPO and a share option after the IPO. Upon completion of the IPO on April 5, 2000, all share rights were automatically converted into share options. The Equity Plan indicates that options expire ten years after the grant date, and that vesting is generally over a five-year period with portions of a grant becoming exercisable at the end of each year. Following the IPO, 10% of all outstanding options vested immediately. The Equity Plan is administered by a committee appointed by the Group's Supervisory Board.

        The following table summarizes information about the Group's Units outstanding as of December 31, 1999, (expressed in the number of options into which they converted upon completion of the IPO) and options outstanding as of December 31, 2000 and 2001:

		Price per share
	Options	Range	Weighted Average
Balance, December 31, 1998	1,831,848	€2.82	€2.82
Granted	1,067,295	2.82–3.57	3.31
Exercised	—	—	—
Canceled/Forfeited	(90,000)	2.82	2.82
Balance, December 31, 1999	2,809,143	2.82–3.57	3.01
Granted	925,716	3.57	3.57
Exercised	(92,751)	2.82–3.57	2.86
Canceled/Forfeited	(591,460)	2.82–3.57	3.48
Balance, December 31, 2000	3,050,648	2.82–3.57	3.09
Granted	—	—	—
Exercised	(19,286)	2.82–3.57	2.88
Canceled/Forfeited	(714,324)	2.82–3.57	3.29
Balance, December 31, 2001	2,317,038	2.82–3.57	3.03

        For each exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€2.82	1,657,160	6.4	€2.82	1,211,793	€2.82
3.57	659,878	6.9	3.57	369,330	3.57

1999 Option Plan

        In December 1999, the Company's then co-chief executive officers, Mr. MacBain and Ms. Blouin MacBain, amended and restated their employment agreements pursuant to which they agreed to reduce their annual cash compensation under their employment agreements to €0.1 each. In return, the Group agreed to grant options under the 1999 Option Plan to Mr. MacBain and Ms. Blouin MacBain to acquire 1,723,278 Class A Common Shares. Following the IPO, 10% of all outstanding options vested immediately.

        Upon Ms. Blouin MacBain's departure from the Company in October 2000, Ms. Blouin MacBain had vested options to purchase 258,492 Class A Common Shares. The remainder of Ms. Blouin MacBain's unvested options to purchase Class A Common Shares were forfeited upon her departure and, as such, no further options will vest for Ms. Blouin MacBain.

        In November 2000, Mr. MacBain voluntarily forfeited his then unvested options to purchase Class A Common Shares, leaving him with vested options to purchase 258,492 Class A Common Shares.

        The following table summarizes information about the Group's options outstanding under the 1999 Option Plan as of December 31, 1999, 2000 and 2001:

		Price per share
	Options	Exercise	Weighted Average
Balance, December 31, 1998
Granted	1,723,278	€3.57	€3.57
Exercised	—	—	—
Canceled/Forfeited	—	—	—
Balance, December 31, 1999	1,723,278	3.57	3.57
Granted	—	—	—
Exercised	—	—	—
Canceled/Forfeited	(1,206,294)	3.57	3.57
Balance, December 31, 2000	516,984	3.57	3.57
Granted	—	—	—
Exercised	—	—	—
Canceled/Forfeited	—	—	—
Balance, December 31, 2001	516,984	3.57	3.57

        For the exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€3.57	516,984	7.9	€3.57	516,984	€3.57

2000 Option Plan

        The Company's 2000 Option Plan provides for the grant of options to purchase a maximum of 5,000,000 Class A Common Shares. As of December 31, 2001, options to purchase 3,220,191 Class A Common Shares have been granted under the 2000 Option Plan. These options have been granted in 2000 and 2001 at a weighted average exercise price of €13.41 and €6.18 and a weighted average fair value of €7.98 and €4.87, respectively. These options will expire 10 years after grant. Each option granted is subject to a five year vesting schedule pursuant to which the option vests 20% upon each anniversary date of the grant date. Further, upon each of the first and second anniversaries of the completion of an "acquisition", 50% of all options then unvested and held by persons who remain employees of Trader.com N.V. or the surviving or acquiring entity shall become immediately vested in full. For purposes of the 2000 Equity Incentive Plan, "acquisition" means:

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

        The following table summarizes information about the Group's options outstanding under the 2000 Option Plan as of December 31, 2000 and 2001:

		Price per share
	Options	Range	Weighted Average
Balance, December 31, 1999
Granted	2,429,288	€3.57–30.00	€13.41
Exercised	—	—	—
Canceled/Forfeited	(105,500)	7.06–30.00	19.33
Balance, December 31, 2000	2,323,788	3.57–30.00	13.14
Granted	1,265,603	5.50–6.40	6.18
Exercised	—	—	—
Canceled/Forfeited	(369,200)	6.09–17.26	13.54
Balance, December 31, 2001	3,220,191	3.57–30.00	10.36

        For each exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€3.57	165,000	8.4	€3.57	33,000	€3.57
5.50	185,000	9.8	5.50	—	5.50
6.09	301,603	9.3	6.09	40,803	6.09
6.40	710,000	9.9	6.40	—	6.40
7.06	786,716	8.9	7.06	162,144	7.06
10.98	386,000	8.8	10.98	73,200	10.98
17.26	392,300	8.4	17.26	95,900	17.26
30.00	293,572	8.4	30.00	62,716	30.00

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

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth information as of December 31, 2001 regarding the beneficial ownership of our outstanding capital shares.

	Class A(1) Common Shares		Class B(1) Common Shares
					% Total Voting Power	% of Common Shares
	Shares	%	Shares	%
MacBain Group(2)	13,930,180	34.6	36,562,119	70.9	68.6	54.9
Compagnie Générale d'Industrie et de Participations(3)	12,294,184	30.5	15,037,881	29.1	29.2	29.8
Directors and executive officers as a group (14 persons)(4)	774,528	1.9	—	—	*	*

*
denotes less than 1% of total shares outstanding

(1)
Class A Common Shares have one vote per share; Class B Common Shares have twelve votes per share.

(2)
These shares are held through a number of entities which are directly or indirectly owned by Ms. Blouin MacBain and Mr. MacBain. Includes 258,492 Class A Common Shares issuable upon the exercise of options granted under the 1999 Option Plan held by Ms. Blouin MacBain and 258,492 Class A Common Shares issuable upon the exercise of options granted under the 1999 Option Plan held by Mr. MacBain, in each case which are currently exercisable. Includes 397,898 Class A and 1,096,863 Class B Common Shares attributable to an interest owned by Mr. Teyssonnière in an entity controlled by Ms. Blouin MacBain and Mr. MacBain. Also includes 149,940 Class A Common Shares issuable upon the exercise of options granted under the 1998 Equity Incentive Plan held by Mr. Teyssonnière which are currently exercisable.

(3)
These shares are held through a number of entities which are directly or indirectly owned by CGIP. Shares of CGIP representing a majority of the voting share capital are held by Marine-Wendel. Shares of Marine-Wendel representing a majority of the voting share capital are held by Wendel-Participations. Shares of Wendel-Participations representing a majority of the voting share capital are held by Société de Gérance de Valeurs Mobilières. Marine-Wendel and Société de Gérance de Valeurs Mobilières are organized under the laws of France under the form of a Société Anonyme. Wendel-Participations is a Société en Nom Collectif organized under the laws of France. CGIP has advised us that no person or group of persons (as defined in Rule 3d-3 under the Securities Exchange Act of 1934) owns or controls a majority of the voting share capital of Société de Gérance de Valeurs Mobilières.

(4)
Excludes shares and options held by Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière and any shares which would be attributable to CGIP. Includes 550,934 Class A Common Shares issuable upon the exercise of options granted under the 1998 Equity Incentive Plan and the 2000 Option Plan that are currently exercisable. No director or officer, other than Ms. Blouin MacBain, Mr. MacBain or Mr. Teyssonnière, holds more than 1% of any class of common shares.

        As of December 31, 2001, 473,748 of the Company's Class A Common Shares and none of the Class B Common Shares were held in the United States of America.

Shareholders Agreement

        On February 18, 2000, we entered into a shareholders agreement, which was amended and restated in its entirety as of March 16, 2000, with the holders of all of our Class B Common Shares (which are two subsidiaries of CGIP and Floscule B.V., a Dutch corporation indirectly owned and controlled by Ms. Blouin MacBain and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest) and with CGIP, Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière relating to the election of our supervisory directors, the transferability of the Class B Common Shares and other matters.

        Under the shareholders agreement, the holders of Class B Common Shares have agreed that if either holders of Class B Common Shares affiliated with Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière or holders of Class B Common Shares affiliated with CGIP hold a majority of the Class B Common Shares, then the holders of Class B Common Shares will vote all of their Class B Common Shares and otherwise use their best efforts:

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

  •
  any transfer of Class B Common Shares will automatically result in the conversion of those shares into one Class A Common Share and eleven Class C shares for each Class B Common Share so transferred, except in the following cases: transfers by CGIP and its subsidiaries to CGIP and its subsidiaries, transfers by Floscule to Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière, family members of Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière, or entities owned or for the benefit of these individuals, and transfers by CGIP and its permitted transferees to Floscule and its permitted transferees if Floscule and its permitted transferees hold a majority of the class B Common Shares and transfers by Floscule and its permitted transferees to CGIP and its permitted transferees if CGIP and its permitted transferees hold a majority of the Class B Common Shares, transfers of Class B Common Shares that (together with any other Class B Common Shares already owned by the purchaser or being acquired by purchaser (directly or indirectly) at the same time) represent more than 50% of all of the votes that may be cast at a general meeting of shareholders to a purchaser who agrees to acquire any and all Class A Common Shares and Class B Common Shares at the same time as it acquires the Class B Common Shares pursuant to an offer made by the purchaser to all of our shareholders and for a price per Class A Common Share that is equal to the highest price per Class B Common Share paid by such purchaser for the Class B Common Shares it is buying.

        The Shareholders Agreement provides that if Ms. Blouin MacBain, Mr. MacBain, or Mr. Teyssonnière transfer any interest in Floscule or any other entity owned by Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière and their families that holds Class B Common Shares, that entity must convert all Class B Common Shares into Class A Common Shares and Class C shares it holds unless: the purchaser is an unaffiliated third party, the transfer is of 100% of that entity, the transfer represents the indirect transfer of Class B Common Shares representing more than 50% of all of the votes that may be cast at a general meeting of shareholders, and the purchaser agrees to acquire any and all Class A Common Shares and Class B Common Shares at the same time as it acquires the applicable entity pursuant to an offer made by the purchaser to all of our shareholders and for a price per Class A common share that is equal to the highest implied price per Class B Common Shares paid by such purchaser by means of its purchase of the entity owned by Ms. Blouin MacBain, Mr. MacBain, Mr. Teyssonnière and their families that holds Class B Common Shares.

        Any Class C shares resulting from a conversion of Class B Common Shares into Class A Common Shares must be transferred to us by the holder for no consideration.

        The shareholders agreement provides that, if the holders of Class B Common Shares affiliated with Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière hold a majority of the Class B Common Shares, and if Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière wish to sell all of their Class B Common Shares to a purchaser, they have the option to require CGIP and its subsidiaries to sell all of their Class B Common Shares to the same purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B Common Shares, then they will have this right.

        The shareholders agreement provides that, if the holders of Class B Common Shares affiliated with Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière hold a majority of the Class B Common Shares and wish to sell all of their Class B Common Shares to a purchaser, but the Class B Common Shares proposed to be sold do not represent more than 50% of all of the votes that may be cast at a general meeting of shareholders, then CGIP and its subsidiaries have the right to sell their shares to the purchaser at the same price. If CGIP and its subsidiaries hold a majority of the Class B Common Shares, then the holders of Class B Common Share affiliated with Ms. Blouin MacBain, Mr. MacBain and Mr. Teyssonnière will have this right.

Registration Rights

        On February 18, 2000, we entered into a registration rights agreement providing our shareholders who are affiliated with CGIP, Ms. Blouin MacBain and Mr. MacBain with the right in some circumstances to cause their shares to be registered for sale under the Securities Act of 1933 (The "Securities Act").

        Beginning September 27, 2000, the shareholders affiliated with CGIP, acting together, and Floscule B.V. (a Dutch Corporation indirectly owned and controlled by Ms. Blouin MacBain and Mr. MacBain and in which Mr. Teyssonnière has an indirect interest) may each demand that we file one registration statement under the Securities Act that registers Class A Common Shares. We would only be obligated to register shares if the aggregate gross proceeds of the public offering were at least €47.0 million.

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

        Once we have qualified to use a registration statement on Form F-3 to register securities under the Securities Act, the shareholders affiliated with CGIP, acting together, and Floscule B.V. have the right to request that we file a registration statement on Form F-3 or any successor thereto for a public offering of all or any portion of their Class A Common Shares, as long as the reasonably anticipated aggregate price to the public of the offering would not be less than €8.7 million ($10 million).

        In general, we will bear all fees, costs and expenses of registrations (other than applicable underwriting discounts and selling commissions). In addition, we have agreed to indemnify the shareholders affiliated with CGIP and Floscule B.V. against, and provide contribution with respect to, liabilities relating to any registration.

Miscellaneous

        In February 2001, the Company received payment of €293,000 from John H. MacBain in reimbursement of personal use of a corporate aircraft. In December 2001, the outstanding receivable of €652,500 from Louise T. Blouin MacBain in respect of personal usage of the Company's ownership interest in a leased jet was settled. At December 31, 2001, a receivable in the amount of €262,700 remained outstanding in respect of certain office expenses incurred following her departure from the Company.

        During the years ended December 31, 2000 and 2001, our Company and an entity controlled by Louise T. Blouin MacBain and John H. MacBain leased all of the office space in the same building pursuant to separate leases negotiated on market rate terms.

        Mr. MacBain uses a portion of the Company's Geneva office space for personal uses. The monthly cost is split between the Company and Mr. MacBain according to usage. Following completion of the leasehold improvements to the Geneva office space in 2001, Mr. MacBain paid to a third party approximately €1.5 million related to the portion of these improvements and furniture used by the Company's employees. The value of the Company's portion of the leasehold improvements, for which Mr. MacBain will be reimbursed, was determined by the approximate business use of the office space in proportion to the total value of the leasehold improvements.

Item 8. Financial Information

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

Dividend Policy

        We have not, to date, paid any cash dividends on our shares of capital stock. We intend to retain future earnings for funding growth, and therefore, we do not expect to pay any dividends in the foreseeable future. In addition, our credit agreement effectively prohibits us from paying dividends.

B.    Significant Changes

        None

Item 9. The Offer and Listing

A and C. Listing and Market details

        Our Class A Common Shares have been listed on the NASDAQ Stock Market National Market under the symbol "TRDR" and on the Premier Marché of ParisBourse SBF SA, under the Euroclear code "5729" since our initial public offering. The following table sets forth the low and high sales prices of the shares as recorded on the NASDAQ Composite Tape in U.S. dollars and the high and low price in euros for the ParisBourse SBF SA for the quarters and months indicated.

	NASDAQ Stock Market National Market Price per Class A Common Share (in U.S. dollars)		Euronext Paris Price per Class A Common Share (in euros)
	High	Low	High	Low
First Quarter 2000 (March 31, 2000)	28.56	18.6875	30.00	20.10
Second Quarter 2000	19.875	10.75	25.00	11.44
Third Quarter 2000	16.75	10.125	15.50	11.10
Fourth Quarter 2000	9.75	4.3125	11.75	5.01
First Quarter 2001	8.00	4.75	8.75	5.31
Second Quarter 2001	6.31	4.20	7.20	5.21
Third Quarter 2001	6.20	3.60	7.15	3.62
Fourth Quarter 2001	7.00	4.50	8.14	4.31
October 2001	5.80	4.50	7.00	4.31
November 2001	6.75	5.50	8.14	6.15
December 2001	7.00	6.14	7.88	6.58
January 2002	6.95	5.90	7.87	6.50
February 2002	5.94	5.20	6.84	6.40
March 2002	7.17	5.60	8.80	6.55

B.    Plan of distribution

        Not applicable

D.    Selling shareholders

        Not applicable

E.    Dilution

        Not applicable

F.    Expenses of the issue

        Not applicable

Item 10. Additional Information

A.    Share capital

        Not applicable

B.    Memorandum and articles of association

        No change from previous disclosure. Refer to Exhibit 1.1 of Form F-1 filed with the SEC, registration No. 333-11686.

C.    Material contracts

        See Items 5.B. "Liquidity and Capital Resources", 6.B. "Compensation", 7.A. "Major Shareholders" and 7.B. "Related Party Transactions".

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

  •
  you do not have an enterprise or a part of an enterprise that carries on business in The Netherlands through a (deemed) permanent establishment or a permanent representative to which or to whom our Class A Common Shares belong or can be attributed, or an interest in such an enterprise, other than as a shareholder;

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

        Generally, you will have a substantial interest or deemed substantial interest if you, your spouse, certain other relatives (including foster children) or certain persons sharing your household, alone or together, directly or indirectly hold(s):

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

Taxation of Dividends

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

Foreign Tax Credits

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

Taxation on Sale or Disposition of Class A Common Shares

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

Passive Foreign Investment Company Considerations

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

  •
  if a corporation is a PFIC, a U.S. holder who acquires Class A Common Shares in the corporation from a decedent who was a U.S. shareholder is denied the normally available step-up in the tax basis of the Class A Common Shares to fair market value at the date of death and instead will hold the Class A Common Shares with a tax basis equal to the decedent's basis, if lower than the fair market value. A U.S. holder generally cannot avoid this result by electing to mark our Class A Common Shares to market.

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

        A U.S. holder of publicly traded PFIC stock could elect to mark the stock to market annually and generally would be subject to specific rules for each of the U.S. holder's taxable years, including:

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

Status of Trader.com N.V. as a Passive Foreign Investment Company

        Although we do not reasonably believe we will be a PFIC in 2002, we cannot provide any assurance that we will not qualify as a PFIC in 2002 or in future years. PFIC status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and type of its gross income. The determination of whether we are or will become a PFIC will be affected by how rapidly we use our cash and investment assets in our business. Also, a significant decline in the market price of our Class A Common Shares may result in our being classified as a PFIC.

Backup Withholding and Information Reporting

        Dividend payments with respect to the Class A Common Shares, and payments of the proceeds of a sale of Class A Common Shares, paid within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 30% rate (or a lower rate then in effect as established by the Economic Growth and Tax Relief Reconciliation Act of 2001) unless (i) the payor is entitled to, and does in fact, presume the U.S. holder of our Class A Common Shares is a corporation or other exempt recipient or (ii) the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle that U.S. holder to a refund, provided that required information is furnished to the Internal Revenue Service.

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

I.    Subsidiary information

        Not applicable

Item 11. Quantitative and Qualitative Disclosure About Market Risk

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

Currency Translation Risk

        Appreciation of the euro, our reporting currency, against other currencies decreases our revenues and costs as reported in our financial statements. Conversely, depreciation of the euro against other currencies increases our revenues and costs. Therefore, the appreciation or depreciation of the euro against other currencies impacts our reported net results. We have not hedged translation risk.

        Except for our Russian operations, entities use their local currency as their functional currency. The financial statements of the entities are translated into euros, our reporting currency, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from translation are reported separately in the cumulative translation account as part of other comprehensive income.

Currency Transaction Risk

        We incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. We seek to reduce currency transaction risk by matching sales revenues and costs in the same currency. We also use exchange rate forward contracts to hedge against transaction risk, except in Russia where, to date, the cost of hedging has been prohibitive. We have also entered into exchange rate forward contracts to hedge intercompany loans. These contracts are typically rolled-over every one to three months at prevailing market rates over the duration of such loans, and therefore, are not subject to significant fluctuations in currency exchange rates. Subsequent to the April 5, 2000 amendment of our credit agreement, a total of US$71.5 million of the Tranche B borrowings were placed in subsidiaries having the euro and Canadian dollar as functional currencies. As a result, we have entered into cross currency swap contracts with matched maturity dates of the loans in order to hedge the resulting currency transaction risk exposure of the loans on the books of these subsidiaries. The remaining amounts outstanding under our credit agreement are denominated in the functional currencies of the debtor subsidiaries, thereby reducing currency transaction risk.

        Financial statements of our operations in Russia use the euro as their functional currency in accordance with the relevant provisions of SFAS No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates of the local currency to euro while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from the translation of our Russian operation's financial statements to the euro are included in the determination of net loss.

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

Sources: Bank of Montreal, Reuters and Olsen & Associates.

(1)
The Russian rouble was rebased as of January 1, 1998 on the basis of 1,000 old roubles = 1 new rouble, and the amounts shown for 1997 have been adjusted accordingly. The average USD/RUR exchange rate for the year ended December 31, 1999 was $1.00=RUR 24.83.

(2)
The Company had no operations in these countries at these dates.

        The following is a table of the principal currencies in which we generate revenue and their rate against the euro:

Rate Against the Euro

				Average Rate for the Year Ended December 31,
Country		Rate as of Jan. 1, 2001	Rate as of Dec. 31, 2001
	Currency			1999	2000	2001
Australia	AUD	1.6847	1.7317	1.6483	1.6004	1.7329
Canada	CAD	1.4120	1.4089	1.5744	1.3681	1.3875
France(1)	FRF	6.5596	6.5596	6.5596	6.5596	6.5596
Hungary	HUF	264.871	245.712	253.137	260.8846	256.5848
Italy(1)	ITL	1,936.27	1,936.27	1,936.27	1,936.27	1936.27
Russia	RUR	26.8979	26.9903	26.2234	25.865	26.1689
Spain(1)	ESP	166.386	166.386	166.386	166.386	166.386
United States	USD	.9421	.8860	1.06	.9203	.8939

Sources: Natexis Multidevises (in Les Echos), Olsen & Associates and www.oanda.com.

(1)
The exchange rate of each of these currencies against the euro was fixed on January 3, 1999.

Interest Rate Risk

        Interest rate risk arises primarily from our variable-rate multi-currency credit agreement. As of December 31, 2001 borrowings under our credit agreement represented €210.7 million. All of our total indebtedness under the credit agreement is subject to variable LIBOR interest rates. As of December 31, 2001, we have entered into swap and cap agreements with respect to 93% of our indebtedness under the credit agreement against seven and eight year fixed and floating interest rates. As a result of the substantial shift downwards of all yield curves relevant to our indebtedness, the fair market value of outstanding swap contracts was a negative €7.4 million as of December 31, 2001 versus a negative €5.5 million as of December 31, 2000. The remaining 7% of our indebtedness under the credit agreement is indexed to various currency LIBOR rates and as of December 31, 2001, we had not entered into swap agreements against fixed rates with respect to these amounts. As of December 31, 2001, the weighted average annual interest rate of our total indebtedness was 9.0%.

        The table below shows the interest rate sensitivity of our interest rate derivatives measured in terms of their fair values as at December 31, 2001. The changes in fair values assume 100 basis points deviations from prevailing yield curves as at December 31, 2001. (See footnote 9 to our Combined and Consolidated Financial Statements for additional information on contract specifications.)

Sensitivity Analysis of Outstanding Interest Rate Hedging Instruments
(euros millions)

					Fair Value Loss (Gain)
Summary Description	Maturity Date	Currency of Origin	Outstanding Nominal Amount in Currency of Origin	Applicable Exchange Rate vs. EUR	Assuming -100 Basis Point Change	As at Dec. 31, 2001	Assuming +100 Basis Point Change
8-year swap	Dec. 2007	USD	50,000,000.8860		€9.4	€6.5	€3.8
7-year swap	Dec. 2006	USD	2,660,969.8860		0.5	0.3	0.2
7-year cross currency swap	Dec. 2006	USD	58,254,785.8860		3.2	0.3	(2.4)
7-year cross currency swap	Dec. 2006	USD	13,267,990.8860		1.0	0.3	(0.3)

					€14.1	€7.4	€1.3

Commodity Price Risk

        We are subject to market risk with respect to commodities since paper is our single largest raw material expense and, along with printing, one of our most important operating expenses. For the years 2001 and 2000, the cost of paper represented 8% and 9% of our print revenues, respectively. We do not enter into future contracts on commodity markets to hedge our exposure to paper prices; however, in the normal course of business, we enter into paper supply agreements with outside vendors that generally provide for pre-agreed discounts from prevailing market prices.

Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 (see below).

        The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted, are not amortized. Upon adoption of SFAS No. 142, impairment will be measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

        In addition, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. If the calculated implied fair value is less than the carrying amount of reporting unit goodwill, a transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

        As of the date of adoption of SFAS No. 142, the Company will have unamortized goodwill of €431.3 which will be subject to the Statement's transition provisions. Amortization expense related to goodwill was €27.3, and €24.9 for the years ended December 31, 2001, and 2000, respectively. Based on a preliminary estimation of the impact of adopting SFAS No. 142, the Company would not recognize any transitional impairment loss as the cumulative effect of a change in accounting principle. The third party valuation study is expected to be finalized in April 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Similar to SFAS No. 121 which it replaces, this Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

Item 12. Description of securities other than Equity Securities

        Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15. (Reserved)

Item 16. (Reserved)

PART III

Item 17. Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

Schedule of Valuation Accounts (in euro millions):

A. Allowance for Doubtful Accounts Receivable	Balance at January 1	Increase in Allowance	Write-offs	Foreign Currency Translation	Balance at December 31
Year ended December 31, 2001	8.0	6.4	(3.7)	(0.3)	10.4
Year ended December 31, 2000	5.6	4.4	(1.9)	(0.1)	8.0
Year ended December 31, 1999	5.1	3.2	(2.8)	0.1	5.6

INDEX TO FINANCIAL STATEMENTS

Auditors' Report
Consolidated Balance Sheets as of December 31, 2000 and December 31, 2001
Combined Statement of Operations for the year ended December 31, 1999 and Consolidated Statements of Operations for the years ended December 31, 2000 and December 31, 2001

Combined Statement of Shareholders' Equity (Deficit) for the year ended December 31, 1999 and Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000 and December 31, 2001
Combined Statement of Cash Flows for the year ended December 31, 1999 and Consolidated Statements of Cash Flows for the years ended December 31, 2000 and December 31, 2001
Notes to Combined and Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Supervisory Board of Trader.com N.V.

        We have audited the consolidated balance sheets of Trader.com N.V. ("Trader.com") as of December 31, 2001 and 2000, the related consolidated statements of operations, shareholders' equity and cash flows of Trader.com for the years then ended and the combined statements of operations, shareholders' equity (deficit) and cash flows of Trader.com and the "Russian Entities", as defined in note 2, for the year ended December 31, 1999. In connection with our audits of the consolidated and combined financial statements, we also have audited the financial statement schedule presented under Item 18 above. These consolidated and combined financial statements and this financial statement schedule are the responsibility of Trader.com's management. Our responsibility is to express an opinion on these consolidated and combined financial statements and on this financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Trader.com as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended and the combined results of operations and cash flows of Trader.com and the Russian Entities for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement shedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG S.A.
Paris, France
March 18, 2002

TRADER.COM N.V.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001
	(euros in millions)
ASSETS
Current assets:
Cash and cash equivalents	€19.2	€21.2
Accounts receivable, less allowances of €8.0 (2000) and €10.4 (2001), respectively	44.1	41.0
Other receivables	18.8	23.1
Deposits	2.6	1.5
Prepaid expenses and other current assets	16.2	13.3

Total current assets	100.9	100.1
Property, plant and equipment, net	59.4	49.6
Goodwill and other intangibles, net	617.4	655.9
Other non current assets	46.9	40.6

Total assets	€824.6	€846.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€37.9	€29.2
Social and fiscal liabilities	30.1	30.0
Accrued liabilities	22.0	16.3
Income taxes payable	11.2	10.6
Current portion of long-term debt	1.6	9.1
Other liabilities	7.6	7.6

Total current liabilities	110.4	102.8
Long-term liabilities:
Long-term debt, net of current portion	160.8	208.4
Deferred income taxes	72.7	70.0
Other long term liabilities	7.8	12.6

Total liabilities	351.7	393.8
Minority interest	7.9	59.8
Commitments and contingencies (note 15)
Shareholders' equity:
Capital shares	105.4	105.4
Class A Common Shares–
Authorized 2,612,377,725
Issued and Outstanding 39,625,217
and 39,644,503
Class B Common Shares–
Authorized 51,600,000
Issued and Outstanding 51,600,000
and 51,600,000
Additional paid-in capital	960.3	949.2
Deferred compensation expense	(28.2)	(7.0)
Accumulated deficit	(580.9)	(657.6)
Accumulated other comprehensive income	8.4	2.6

Total shareholders' equity	465.0	392.6

Total liabilities and shareholders' equity	€824.6	€846.2

See accompanying notes to combined and consolidated financial statements.

TRADER.COM N.V.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(euros in millions, except per share amounts)

	Combined	Consolidated
	December 31,
	1999	2000	2001
Revenues	€283.3	€372.9	€419.1
Operating costs and expenses:
Cost of revenues	140.5	213.3	220.0
General and administrative:
Other	84.3	169.5	137.1
Non-cash compensation expense	40.1	52.1	2.4

	124.4	221.6	139.5
Depreciation and amortization	35.6	61.7	65.1
Write-down of impaired assets	0.5	14.7	39.6

	301.0	511.3	464.2

Operating loss	(17.7)	(138.4)	(45.1)
Other (income) expense:
Interest and financing fees	41.3	23.1	21.7
Foreign exchange (gain) loss and other	(0.6)	2.1	2.0
Gain on sale of assets	—	—	(3.5)

	40.7	25.2	20.2
Loss before income taxes and minority interest	(58.4)	(163.6)	(65.3)
Income tax provision, net	9.5	6.5	5.7

Loss before minority interest	(67.9)	(170.1)	(71.0)
Minority interest	4.2	2.0	5.7

Net loss	€(72.1)	€(172.1)	€(76.7)
Dividend-in-kind on Redeemable Preferred Shares	0.4	3.0	—
Deemed dividend on Convertible Preferred Shares	175.2	148.8	—

Net loss available to common shareholders	€(247.7)	€(323.9)	€(76.7)

Basic and diluted net loss per common share	€(4.79)	€(4.00)	€(0.84)

See accompanying notes to combined and consolidated financial statements.

TRADER.COM N.V.

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation Expense	Other Elements of Comprehensive Income	Subtotal Comprehensive Income	Total Shareholders' Equity (Deficit)
	(euros in millions)
Combined Statement of Shareholders' Equity (Deficit)
As of December 31, 1998(1)	€2.8	€19.9	€(3.7)	€—	€4.1	€—	€23.1
Class A Common Shares issued	—	0.9	—	—	—	—	0.9
Convertible Preferred Shares issued	—	28.7	—	—	—	—	28.7
Conversion of par value from NLG to Euro	1.3	(1.3)	—	—	—	—	—
Net loss for the year ended December 31, 1999	—	—	(72.1)	—	—	(72.1)	(72.1)
Foreign currency translation adjustment	—	—	—	—	9.6	9.6	9.6

Comprehensive loss for the year ended December 31, 1999	—	—	—	—	—	(62.5)	—
Deferred compensation expense	—	51.0	—	(36.4)	—	—	14.6
Deemed dividend on Convertible Preferred Shares	—	175.2	(175.2)	—	—	—	—
Dividends paid by combined entities	—	(8.1)	—	—	—		(8.1)

As of December 31, 1999	€4.1	€266.3	€(251.0)	€(36.4)	€13.7	€—	€(3.3)

Less: Contribution of combined entities (see note 2a)	—	(0.2)	(9.0)	—	—	—	(9.2)

As of December 31, 1999, on a consolidated basis	€4.1	€266.1	€(260.0)	€(36.4)	€13.7	€—	€(12.5)

Consolidated Statement of Shareholders' Equity (Deficit)
As of January 1, 2000 (see note 2a)	€4.1	€266.1	€(260.0)	€(36.4)	€13.7	€—	€(12.5)
Change in nominal value of Class A and B Shares	95.0	(95.0)	—	—	—	—	—
Preferred Shares issued	—	20.6	—	—	—	—	20.6
Deemed dividend on Convertible Preferred Shares	—	148.8	(148.8)	—	—	—	—
Conversion of Convertible Preferred into Common Shares	2.3	(2.3)	—	—	—	—	—
Conversion of Redeemable Preferred into Common Shares	0.1	17.0	—	—	—	—	17.1
Payment-in-kind dividend on Redeemable Shares	—	(3.5)	—	—	—	—	(3.5)
Other issuances of Class A Common Shares	3.9	630.3	—	—	—	—	634.2
Deemed dividend to Controlling Shareholders	—	(92.8)	—	—	—	—	(92.8)
Deferred compensation expense	—	71.1	—	8.2	—	—	79.3
Net loss for the year ended December 31, 2000	—	—	(172.1)	—	—	(172.1)	(172.1)
Foreign currency translation adjustment	—	—	—	—	(5.3)	(5.3)	(5.3)

Comprehensive loss for the year ended December 31, 2000	—	—	—	—	—	(177.4)	—

As of December 31, 2000	€105.4	€960.3	€(580.9)	€(28.2)	€8.4	€—	€465.0

Cumulative effect of a change in accounting principle, net of tax effect of (1.3)	—	—	—	—	(1.7)	(1.7)	(1.7)
Exercise of share options	—	0.1	—	—	—	—	0.1
Deferred compensation expense	—	(18.8)	—	21.2	—	—	2.4
Tax benefit related to IPO fees	—	7.6	—	—	—	—	7.6
Net loss for year ended December 31, 2001	—	—	(76.7)	—	—	(76.7)	(76.7)
Net change related to cash flow hedges, net of tax effect of (1.1)	—	—	—	—	(1.5)	(1.5)	(1.5)
Foreign currency translation adjustment	—	—	—	—	(2.6)	(2.6)	(2.6)

Comprehensive loss for the year ended December 31, 2001	—	—	—	—	—	(82.5)	—

As of December 31, 2001	€105.4	€949.2	€(657.6)	€(7.0)	€2.6	€—	€392.6

(1)    Restated from U.S. dollars to euros using the exchange rate of €1.00=$1.1669 as of January 1, 1999.

See accompanying notes to combined and consolidated financial statements.

TRADER.COM N.V.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Combined	Consolidated
	December 31,
	1999	2000	2001
	(euros in millions)
Operating activities:
Net loss	€(72.1)	€(172.1)	€(76.7)
Adjustments to reconcile net loss to net cash flow provided by (used in) operating activities:
Minority interest	4.2	2.0	5.7
Amortization, deferred financing fees	1.4	6.6	1.8
Amortization, all other	29.3	39.3	43.0
Depreciation	6.3	22.4	22.1
Provision for doubtful accounts	3.2	4.4	6.4
Unrealized foreign exchange (gain) loss	(0.4)	1.6	4.5
Deferred income taxes	(6.9)	(1.4)	(9.2)
Loss on disposals and write-down of impaired assets	0.7	15.7	39.6
Non-cash compensation expense[1]	40.1	52.1	2.4
Non-cash interest	15.2	3.5	0.4
Gain on sale of assets	—	—	(3.5)
Gain on unwind of swaps	—	(4.7)	(0.6)
Net change in working capital balances related to operations (note 18)	3.6	(12.4)	(19.3)

Net cash provided by (used in) operating activities	24.6	(43.0)	16.6

Investing activities:
Cash paid for investments	(0.5)	(28.9)	(0.3)
Cash received from sale of assets	4.6	—	10.8
Cash paid for property, plant and equipment	(10.0)	(56.8)	(20.4)
Cash paid for minority interest	(2.1)	—	—
Cash paid for acquisition costs	(3.8)	(0.6)	(0.2)
Cash paid for acquisitions, net of cash acquired	(39.9)	(83.2)	(40.2)

Cash used in investing activities	(51.7)	(169.5)	(50.3)

Financing activities:
Increase (decrease) in bank overdraft balances	3.1	(3.3)	(0.7)
Cash received from unwind of swaps	—	7.2	—
Cash received from borrowings	26.7	123.4	67.4
Cash payments on borrowings	(13.5)	(234.7)	(24.7)
Cash repayment on due to shareholders	—	(63.2)	—
Cash paid for financing costs	(8.1)	(1.5)	(1.9)
Cash received from Redeemable Preferred and Capital Shares issued	39.2	384.9	0.1
Dividends paid to shareholders of combined entities and to minority interest	(11.7)	(2.8)	(4.5)

Cash provided by financing activities	35.7	210.0	35.7

Effect of exchange rate changes on cash	0.7	0.1	—
Increase (decrease) in cash	9.3	(2.4)	2.0

Cash and cash equivalents at beginning of period[2]	14.1	21.6	19.2
Cash and cash equivalents at end of period	€23.4	€19.2	€21.2

1.
Includes €24.1 in 1999 of compensation expense related to share appreciation rights which have been converted into options subsequent to December 31, 1999

2.
Cash and cash equivalent as of January 1, 2000 excludes cash of €1.8 for the Russian Entities included in the Combined Balance Sheet as of December 31, 1999

See accompanying notes to combined and consolidated financial statements.

TRADER.COM N.V.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(euros and other currencies in millions, except share and per share amounts)

1.    Description of Business:

        Trader.com N.V. ("Trader.com" or the "Company") was incorporated in The Netherlands on November 19, 1998 and started its operations on December 15, 1998. On December 15, 1998, Trader.com acquired Hebdo Mag Company (formerly Hebdo Mag Inc. and Hebdo Mag International Inc.) as well as Hebdo Mag International S.A.R.L., Hebdo Mag Argentine Holding S.r.l., Hebdo Mag Australia Holdings Pty Ltd., Hebdo Spain, S.L., and their respective subsidiaries ("Predecessor Group") in a business combination accounted for as a purchase.

        For the years ended December 31, 2000 and December 31, 2001, the terms "Group" or the "Company" refer to Trader.com and its subsidiaries. For the year ended December 31, 1999, the terms "Group" or the "Company" refer to Trader.com, its subsidiaries and entities under common control. The Group conducted business in 2001 under the name of Trader.com.

        The Group is a global leader in classified advertising and owns leading publications and web sites in major metropolitan and regional markets in Europe, North and South America, Asia and Australia.

        The Group's major publications and web sites include: La Centrale and www.lacentrale.fr web site in Paris, France; Canada Computer Paper, Auto Trader and www.hebdo.net, www.canada.trader.com and www.buy&sell.com websites across Canada; The Trader Paper, The Trader's Post and www.us.trader.com in Indianapolis, Indiana and Nashville, Tennessee; Expressz and www.expressz.hu web site in Budapest, Hungary; Gula Tidningen and www.gulatidningen.se web site in Stockholm, Sweden; Secondamano and www.secondamano.it web site in Milan and other cities throughout northern Italy; Via Via and www.viavia.nl web site in Amsterdam and various cities throughout The Netherlands; Iz ruk v ruki and www.izrukvruki.ru web site in Moscow and major cities across the Commonwealth of Independent States (CIS); Car News/Car Buys in Taipei, Taiwan; Segundamano and www.segundamano.com web site in Argentina; The Melbourne Trading Post, The Personal Trading Post, The Sydney Trading Post and www.tradingpost.com.au web site in Australia and Segundamano and www.segundamano.es web site in Spain.

        On April 5, 2000, Trader.com completed an Initial Public Offering ("IPO") during which 13,000,000 Class A Common Shares were sold to the public at an IPO price of €30.00. Deducted from the gross proceeds were amounts incurred for underwriting, legal and accounting fees, printing costs and other expenses related to the completion of the offering totaling €37.7.

2.    Significant accounting policies:

  (a)
  Basis of presentation:

        The Company's financial statements are prepared on a historical cost basis in accordance with accounting principles generally accepted ("GAAP") in the United States. The annual statutory financial statements of Trader.com N.V. (not presented here), which are prepared in accordance with Dutch GAAP, are filed with the Chamber of Commerce in Amsterdam.

        The Company's financial results for 1999 are prepared on a combined basis and reflect the consolidated results of the Group combined with the consolidated results of Pronto Moscow L.L.C. and its subsidiaries (the "Russian Entities"). The financial results for 2000 and 2001 are the consolidated results of Trader.com N.V. and reflect the acquisition of the Russian Entities by Trader.com N.V. effective January 1, 2000. The Russian Entities were 71% owned by Mirabridge International B.V.

("Mirabridge"), which as of December 31, 1999 was indirectly owned by John H. MacBain, Louise T. Blouin MacBain and Eric Teyssonnière de Gramont (the "Controlling Shareholders").

        The 1999 combined financial statements have been accounted for "as if" a pooling of interests had occurred for the periods under which the companies were under "common control". As a result, they have been combined based upon their book values and the historical results of operations that have been established as a result of step acquisitions by Mirabridge.

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

        Included in the Company's 1999 combined financial statements were €9.2 of equity related to the Russian Entities as of December 31, 1999. As Trader.com N.V. acquired the Russian Entities effective January 1, 2000, the beginning consolidated retained earnings and additional paid-in capital for Trader.com N.V. in 2000 do not include the €9.2 of equity related to the Russian Entities. This is the primary difference between the Company's 1999 combined financial statements and 2000 consolidated financial statements.

        The consolidated financial statements include the accounts of the Company and that of subsidiaries more than 50% owned. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity basis. Investments of 20% or less are accounted for under the cost method. At December 31, 2000 and 2001, equity method investments were not material to the Group's consolidated financial statements.

  (b)
  Cash and cash equivalents:

        Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months.

  (c)
  Restricted Cash

        In February 2000, €1.0 of cash was deposited, in the form of a certificate of deposit, as required by Company's bank pursuant to the bank's issuance of a letter of credit for the corporate facility lease in Paris, France. The certificate of deposit will mature on March 2003 and is included in other non current assets. The fair market value of restricted cash approximates book value.

  (d)
  Foreign currency translation:

        Except for the Russian Entities, entities use their local currency as their functional currency. The financial statements of these entities are translated into euros, the reporting currency of Trader.com, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from the translation are reported separately in the cumulative translation adjustment account as part of other comprehensive income. Transaction gains and losses arising from certain intercompany loans that have been designated as permanently invested have been classified as a component of the cumulative translation adjustment account.

        Financial statements of the Russian Entities have been translated into euros, which is the functional currency in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", as applied to entities in highly inflationary economies. Accordingly, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. Income statement accounts are translated at the average exchange rate for the year. All foreign exchange adjustments resulting from the translation of the Russian Entities financial statements into euros are included in the determination of net income (loss).

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

  (f)
  Goodwill and other intangibles:

        Goodwill, which represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, is amortized on a straight-line basis over the expected periods to be benefited, which is 5 years for acquisitions of online businesses and 10 and 20 years for print and related publishing acquisitions.

        Other intangibles, substantially all of which resulted from acquisitions, include tradenames and advertiser base. Purchase price amounts allocated to these other intangibles, and their related amortization periods, are determined principally by valuation studies and by the Company. Tradenames and advertiser base are amortized over their estimated useful lives which are 10 and 20 years for tradenames and 6 and 12 years for advertiser base.

  (g)
  Impairment of long-lived assets and long-lived assets to be disposed of:

        Under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Group reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset to be held and used may not be recoverable. Impairment is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. The Group measures fair value by using an estimate of the related discounted cash flows using a discount rate reflecting the risk associated with the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        To the extent that an impairment test is performed on assets acquired in a purchase business combination, an allocation of a portion of goodwill is made to the assets being tested on a pro rata basis using the relative fair values of the assets at acquisition date. Trader.com periodically evaluates the periods of amortization to determine whether events and circumstances warrant revised estimates of useful lives.

  (h)
  Other assets:

        Other non current assets consist of investments, deferred acquisition and financing fees, deferred income taxes and other assets.

        The Group defers acquisition costs that qualify for capitalization as part of the purchase price of targeted acquisitions. Such costs consist principally of advisory services, such as accounting, legal and consulting fees. The typical time frame over which the costs of targeted acquisitions are capitalized ranges between eight and twelve months. Costs for acquisitions which are no longer being actively pursued are written off in full in the period in which management determines the acquisition is no longer feasible and in no circumstances would such costs remain on the balance sheet for a period in excess of one year.

        Fees related to debt financing agreements are deferred and amortized over the term of the financing agreement. When a financing agreement is modified, a portion of the previously capitalized financing fees are written-off in accordance with EITF No. 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements".

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

        Online revenues are derived primarily from classified ads and display ads, including professional ads, consumer ads and banners which are deferred and recognized during the period when the advertisement is run. Other types of revenue include (1) subscription or one-off access fees to content and information provided through the Company's websites which are recognized over the period of usage and (2) revenues generated from paid line usage for connecting buyers and sellers or other related services. Online revenues include revenues on products sold solely on web site and revenues for contracts providing both print and online advertisements for which an allocation of revenues attributable to online revenues has been made by management based upon internal pricing assumptions.

  (j)
  Website development costs:

        The Group recognizes website development costs in accordance with EITF No. 00-02, "Accounting for Website Development Costs."As such, the Group expenses all costs incurred that relate to the planning and post implementation phases of development of its websites. Direct costs incurred in the development phase are capitalized and recognized over the product's estimated useful life. Costs associated with repair and maintenance for the website are included in operating costs and expenses in the combined and consolidated statements of operations.

        Costs to centrally develop internet websites are being depreciated over the expected useful lives of one to three years. The Group capitalized central website development costs of €9.9 and €0.1 in 2000 and 2001, respectively. The depreciation expense associated with these costs was €5.9 and €3.8 in 2000 and 2001, respectively. Preliminary project stage costs of €2.2, €7.4 and €0.0 were expensed centrally during 1999, 2000 and 2001, respectively.

        As discussed in note 13, the Group recorded an additional charge of €13.7 in 2000 and €5.0 in 2001 for the write-down of impaired assets related to capitalized software development costs and computer hardware.

  (k)
  Advertising expenses:

        The Group expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-7, "Reporting for Advertising Costs". Advertising expenses are included in general and administrative expenses in the statements of operations. Advertising expenses amounted to €6.9, €16.8, and €6.0 for the years ended December 31, 1999, 2000 and 2001, respectively.

  (l)
  Share-based compensation:

        Certain employees of the Company are eligible for share options and, previously, share appreciation rights ("SARs"). The Company accounts for such share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations. Compensation expense was recorded for SARs in 1999 based upon the achievement of certain performance criteria. For share options, compensation expense is recorded only if, on the date of the grant, the fair value of the underlying share exceeds the option exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee shares as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

        However, as the 1998 and 1999 Option Plan, which are discussed in note 12, have share options granted at prices below the deemed fair market value at grant date, compensation expense has been accrued for these option plans and no pro forma compensation expense is required. For non-employees, compensation expense has been calculated and recorded using the fair-value-based method of accounting in accordance with SFAS No. 123.

        Concurrent with the Company's IPO in April 2000, the share appreciation rights component of Units granted under the 1998 Equity Incentive Plan automatically became exercisable options, subject to vesting requirements. The impact of this change on the Company's financial statements in 2000 was to convert cash-based compensation expense to non-cash compensation expense.

        Except for share options issued to replace terminated SARs, options issued under the 2000 Option Plan have been issued with grant prices equal to or greater than the fair market value of the Company's shares on grant date. Therefore, no compensation expense related to share options issued at fair market value or greater on grant date has been recorded as of December 31, 2000 and 2001 in accordance with APB Opinion No. 25.

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

  (o)
  Derivative Instruments and Hedging Activities:

        In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS

133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values and were adopted by the Company on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of €1.7 in other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments, offset by the unamortized gain on unwind of swaps of €2.5 and a derivative liability of €5.5 in other long term liabilities.

        Pursuant to SFAS No. 133 and SFAS No. 138, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), or a hedge of a net investment in a foreign operation. Changes in the fair value of derivative trading instruments are reported in current-period earnings.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

        The Company had no derivatives considered fair-value hedges, foreign currency hedges or hedges of a net investment in 2001. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. When hedge accounting is discontinued for cash-flow hedges, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any prospective changes in its fair value in earnings.

        For the years ended prior to the adoption of SFAS No. 133, the Company entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. For interest rate swaps, the differential to be paid or received was accrued and recognized in interest expense and changed as market interest rates changed. If a swap was terminated prior to its maturity, the gain or loss was recognized over the remaining original life of the swap if the item hedged remained outstanding, or immediately, if the item hedged did not remain outstanding. If the swap was not terminated prior to maturity, but the underlying hedged item was no longer outstanding, the interest rate swap was marked to market and any unrealized gain or loss was recognized immediately.

  (p)
  Fair value of financial instruments:

  (i)
  Fair values:

      The fair values of the Group's cash and cash equivalents, accounts receivable, other receivables, accounts payable, social and fiscal liabilities, income taxes payable, accrued liabilities and long-term debt having variable interest rates approximate their carrying values due to their short-term nature or the variable interest rate.

    (ii)
    Credit risk:

      In respect of derivatives, the Group seeks to reduce its exposure to the risk of non-performance by the counterparty by dealing only with major recognized financial institutions.

  (q)
  Use of estimates:

        Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities, including an estimate of the life of goodwill and other intangibles, the realizability of deferred tax assets and the disclosure of contingent liabilities, among others, to prepare these financial statements in conformity with generally accepted accounting principles in the United States. Actual results could differ from those estimates.

  (r)
  Recently Issued Accounting Standards:

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 (see below).

        The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted, are not amortized. Upon adoption of SFAS No. 142, impairment will be measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

        In addition, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. If the calculated implied fair value is less than the carrying amount of reporting unit goodwill, a transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

        As of the date of adoption of SFAS No. 142, the Company will have unamortized goodwill of €431.3 which will be subject to the Statement's transition provisions. Amortization expense related to goodwill was €27.3, and €24.9 for the years ended December 31, 2001, and 2000, respectively.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Similar to SFAS No. 121 which it replaces, this Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

  (s)
  Reclassifications:

        Certain amounts in prior year financial statements have been reclassified to be consistent with the current year presentation.

3.    Geographic information:

        During 2001, the Company's CEO reorganized the Group's geographic operating segments from a country-basis to a region-basis for purposes of presenting internal financial information. This change to the internal financial information is now consistent with the Group's operating management structure, also on a region-basis. As a result, and in accordance with SFAS No. 131, "Disclosures about Segment Information of an Enterprise and Related Information" (SFAS No. 131), the Group has revised the disclosures about geographic segment information to a region-basis and has reclassified information from prior years for consistent presentation.

        Geographical operating profit is analyzed by management before certain expenses such as depreciation, amortization, non-cash compensation expense and write-down of impaired assets. Assets of the Group are monitored on an entity-wide basis.

        The Company considers its products to be classified advertisements, display advertisements and services. The channels through which these products are distributed, which today are print publications and Internet web sites, do not constitute separate business segments within the meaning of SFAS No. 131.

        Year ended December 31, 1999 (combined)

	North America*	Spain & Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	73.4	48.3	33.2	28.5	35.8	32.4	20.6	8.0	0.2	280.4
Online revenues	1.1	0.4	0.6	0.3	0.2	—	0.3	—	—	2.9

Total revenues	74.5	48.7	33.8	28.8	36.0	32.4	20.9	8.0	0.2	283.3

Operating profit (loss) before certain expenses	11.6	10.1	11.9	7.6	12.0	17.3	4.9	1.3	(18.2)	58.5
Interest expense (income)	9.1	6.4	3.7	(1.3)	(0.3)	(0.2)	1.9	0.1	21.9	41.3
Amortization	6.9	4.3	6.6	3.6	4.2	0.6	2.0	0.4	0.7	29.3
Depreciation	2.0	0.9	0.4	0.6	0.4	1.0	0.5	0.1	0.4	6.3
Income tax expense (benefit)	(1.1)	(0.9)	1.2	2.3	1.8	3.1	—	0.4	2.7	9.5
Total assets	184.1	101.6	117.8	75.2	83.4	17.4	47.5	11.7	40.2	678.9
Long-lived assets	6.7	2.7	1.1	5.0	2.1	8.2	2.6	—	9.4	37.8

*
Total revenues for Canada and Spain are €54.1 and €36.9, respectively.

        Year ended December 31, 2000 (consolidated)

	North America*	Spain & Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	101.1	57.2	36.4	28.1	41.1	51.4	27.4	13.0	—	355.7
Online revenues	5.7	2.2	3.3	1.2	2.9	0.1	1.3	0.5	—	17.2

Total revenues	106.8	59.4	39.7	29.3	44.0	51.5	28.7	13.5	—	372.9

Operating profit (loss) before certain expenses	7.6	2.7	(0.5)	5.5	3.8	21.8	2.1	1.2	(54.1)	(9.9)
Interest expense (income)	10.7	2.9	4.7	(1.4)	(0.6)	(0.3)	1.0	—	6.1	23.1
Amortization	11.6	5.1	7.1	3.6	4.6	3.5	2.7	1.0	0.1	39.3
Depreciation	5.8	1.3	1.0	1.1	1.2	1.7	0.9	0.1	9.3	22.4
Income tax expense (benefit)	2.4	(1.5)	(3.4)	(0.3)	1.5	5.7	0.5	0.4	1.2	6.5
Total assets	233.5	116.0	124.7	71.7	97.5	52.0	54.7	25.0	49.5	824.6
Long-lived assets	13.4	3.8	2.6	5.3	4.9	9.2	3.3	0.8	16.1	59.4

*
Total revenues for Canada and Spain are €83.7 and €44.2, respectively.

        Year ended December 31, 2001 (consolidated)

	North America*	Spain & Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	102.1	58.0	39.0	27.9	43.5	66.9	44.0	12.2	—	393.6
Online revenues	8.8	3.5	4.8	1.7	2.9	0.2	2.5	1.1	—	25.5

Total revenues	110.9	61.5	43.8	29.6	46.4	67.1	46.5	13.3	—	419.1

Operating profit (loss) before certain expenses	16.8	11.4	7.3	7.4	8.1	30.0	6.3	2.0	(27.3)	62.0
Interest expense (income)	17.9	(2.0)	5.2	(0.9)	—	(0.1)	2.2	(0.1)	(0.5)	21.7
Amortization	11.3	5.6	7.1	3.6	4.9	3.4	5.6	1.3	0.2	43.0
Depreciation	5.8	1.5	1.4	1.1	1.9	1.9	1.9	0.3	6.3	22.1
Income tax expense (benefit)	(13.0)	0.9	(1.1)	(0.1)	(1.6)	10.8	(0.4)	0.3	9.9	5.7
Total assets	217.3	111.6	112.1	75.0	87.1	56.9	148.4	18.1	19.7	846.2
Long-lived assets	6.9	3.4	2.6	6.7	4.2	14.7	5.2	1.7	4.2	49.6

*
Total revenues for Canada and Spain are €88.6 and €48.0, respectively.

        Revenues generated by channel are as follows:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Print revenues
Classified Ads—Private	41.0	46.3	55.8
Classified Ads—Professional	35.1	49.7	60.7
Display	111.3	145.0	153.4
Circulation	83.6	97.9	105.7
Other	8.0	13.7	13.7
Services	1.4	3.1	4.3

Total Print revenues	280.4	355.7	393.6
Online revenues	2.9	17.2	25.5

Total revenues	283.3	372.9	419.1

        The differences between the operating profit (loss) before certain expenses and the operating loss as per the Combined and Consolidated Statements of Operations are as follows:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Operating profit (loss) before certain expenses	€58.5	€(9.9)	€62.0
Depreciation and amortization	(35.6)	(61.7)	(65.1)
Non-cash compensation expense	(40.1)	(52.1)	(2.4)
Write-down of impaired assets	(0.5)	(14.7)	(39.6)

Operating loss as per Statements of Operations	€(17.7)	€(138.4)	€(45.1)

4.    Acquisitions:

        During the years ended December 31, 2001 and 2000, the Group made 20 acquisitions for total consideration, including direct costs of acquisition and subsequent earn-outs paid, of €187.9. All of these acquisitions were accounted for as purchases, and are included in the Company's operations beginning on the date of acquisition.

2001 Acquisitions

        The following table presents for each 2001 acquisition, summary information regarding the acquisition and the total consideration paid by the Company at the acquisition date including direct costs of acquisition and earn-out payments made by the Company during and subsequent to the acquisition through December 31, 2001.

Acquisition Name	Country	Medium	2001 Date Acquired	Percentage Ownership Acquired	Total Consideration
Trading Post Group	Australia	Print	May 31	69.9%	€89.6
Trajin	Spain	Print	July 6	98.9%	6.2
Other (4 acquisitions)					0.6
Total acquisitions during 2001					96.4

Add: earn-outs paid in 2001					—

Total					€96.4

  Trading Post Group

        In May 2001, the Group completed the merger of its Australian subsidiary, Trader.com (Australia) Pty Limited ("Trader.com Australia"), with Trading Post Group, a publisher of a number of classified advertising properties throughout Australia, including the Sydney Trading Post. Total consideration of €89.6 was paid with €36.6 in cash, €39.8 in shares of Trader.com Australia and a €13.2 non-interest bearing, non-amortizing sellers note classified as minority interest. Trader.com Australia now owns 69.9% of the merged entity, and the selling shareholders of Trading Post Group own the remaining 30.1%. The merger agreement includes liquidity rights granted to the selling shareholders of Trading Post Group that permits the put of their shares to Trader.com at fair market value at the time of exercise. The put option is exercisable in three tranches of up to 10%, 10% and 10.1% of the merged entity over three years beginning as early as November 2002. There is no obligation of the selling shareholders of Trading Post Group to exercise their put at that time nor is there any guaranteed value for the shares at the time of the put. The Group estimates the fair market value of the remaining 30.1% of the merged entity to be approximately €51.6.

        The following table summarizes the estimated fair value of assets acquired and the allocation of the total consideration paid as at May 31, 2001, as reflected by a third party valuation study.

Net tangible assets	€0.8
Goodwill	58.6
Tradenames	32.4
Advertiser base	10.7
Deferred income tax liability	(12.9)

Total consideration paid	€89.6

  Trajin

        On July 6, Trader Segundamano SL purchased the remaining 98.9% equity of Trajin, a classified advertising newspaper distributed in Valencia and other cities in Spain. Total consideration paid of €6.2 was allocated as follows:

Net tangible assets	€0.1
Goodwill	4.3
Tradenames	2.3
Advertiser base	0.4
Deferred income tax liability	(0.9)

Total consideration paid	€6.2

        All direct costs of acquisition and earn-out payments are recorded as increases to goodwill. Additionally, the Company is obligated to make future earn-out payments in the event that specified performance targets are achieved by the acquirees over periods of no more than 4 years from the date of acquisition as set forth in the respective purchase agreements. If all performance targets are met, the Company would have future quantifiable earn-out payments of €1.8.

2000 Acquisitions

        During 2000, the Company purchased substantially all of the assets and assumed certain liabilities of 14 print and online classified advertising businesses (the "2000 acquisitions"). The consideration paid by the Company for the 2000 acquisitions was a combination of cash, Class A Common Shares, promissory notes and earn-out payments.

        The following table presents for each 2000 acquisition, summary information regarding the acquisition and the total consideration paid by the Company at the acquisition date including direct costs of acquisition and earn-out payments made by the Company during and subsequent to the acquisition through December 31, 2000.

Acquisition Name	Country	Medium	2000 Date Acquired	Percentage Ownership Acquired	Total Consideration
Publishing House Pennsylvania	United States	Print	Jan 1	100%	€1.0
House 4 Sale	Sweden	Website	Jan 1	60%	0.2
Vancouver Buy & Sell	Canada	Print	Jan 20	100%	24.8
Autobit	Poland	Print	March 1	100%	1.7
Netclub	France	Website	April 10	59.4%	2.5
Occasiones del Motor	Spain	Print	April 14	100%	1.3
El Anunciador	Spain	Print	April 14	80%	2.9
Autotrader/Sydney B&S	Australia	Print	April 27	100%	11.1
Collectormania	Australia	Print	May 1	100%	0.3
Rossini	France	Auction House	May 4	66.5%	6.4
Visitnet.com	Canada	Website	May 5	100%	0.2
Epublik	France	Website	May 31	100%	5.3
De Partikulier	Netherlands	Print	July 17	100%	11.4
Bargain Finder	Canada	Print	Aug 31	100%	22.4

Total acquisitions during 2000					91.5
Add: earn-outs paid in 2000 and 2001					—

Total					€91.5

        All direct costs of acquisition and earn-out payments are recorded as increases to goodwill. Additionally, the Company is obligated to make future earn-out payments in the event that specified performance targets are achieved by the acquirees over periods of no more than 3 years from the date of acquisition as set forth in the respective purchase agreements. If all performance targets are met, the Company would have future quantifiable earn-out payments of €2.2.

        The following unaudited pro-forma information presents the Company's results of operations for the years ended December 31, 2000 and 2001 after giving effect to the 2000 and 2001 acquisitions as if they had been consummated on January 1, 2000. Such unaudited pro-forma information is based on the historical financial information of all the acquisitions and does not include operational or other changes which might have been made by the Company.

        The unaudited pro-forma information for the years ended December 31, 2000 and 2001 presented below is for illustrative purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future.

	Unaudited Pro-forma December 31
	2000	2001
Net revenue	€415.4	€431.9

Net loss	€(182.6)	€(79.8)

5. Acquisitions from controlling shareholders:

        In 2000, the Company acquired 100% of the capital stock of Mirabridge International B.V. ("Mirabridge"). Mirabridge, which was indirectly controlled by the Company's co-chief executive officers at the time, owned an 88% interest in the Russian Entities. The Company completed this acquisition on February 18, 2000, with retroactive effect to January 1, 2000.

        The purchase price of €130.5 was paid by the issuance of a promissory note, and newly created Class C and Class D Redeemable Preferred Shares. The Class C and Class D Redeemable Preferred Shares received €2.8 as a 12% dividend-in-kind from January 1, 2000 to the IPO date. Following the IPO, the Class C Redeemable Preferred Shares and the Class D Redeemable Preferred Shares automatically converted into 3,813,135 Class A Common Shares, including the dividend-in-kind. Following the IPO, the promissory note automatically converted into 609,633 Class A Common Shares.

        The Company accounted for the purchase of a portion of the transaction (71% interest) as a common control transaction and for the purchase of the remaining portion (17% interest) in the Russian Entities as a step acquisition resulting in additional goodwill and other intangibles. The excess for €92.8 of the fair value of the consideration paid over the historical book value of the Russian Entities as purchased by Mirabridge has been treated as a deemed dividend to the Controlling Shareholders.

        The payments made, and the allocation of the purchase price at January 1, 2000, are as follows:

Purchase price including acquisition costs	€130.5
Less: deemed dividend to Controlling Shareholders	(92.8)

Amounts allocated to acquired assets	€37.7

Allocation of purchase price to acquired assets:
Assets acquired	€9.1
Goodwill	28.6

€37.7

6. Property, plant and equipment:

        The details of property, plant and equipment are as follows:

	December 31,
	2000	2001
Land	€0.5	€0.5
Buildings	7.2	7.8
Office furniture, computers and equipment	39.7	39.0
Software	22.4	14.6
Printing presses and related equipment	6.8	12.8
Assets in progress	1.9	0.4
Leasehold improvements	8.8	7.2

	87.3	82.3
Less accumulated depreciation and amortization	(27.9)	(32.7)

Property, plant and equipment, net	€59.4	€49.6

        Included in property and equipment balances at December 31, 2001, is €6.6 of computers and software, leased in September 2000, which have been depreciated and or written down for €0.5 and €5.4 in 2000 and 2001, respectively.

7. Goodwill and other intangibles:

        The major classes of intangible assets and related accumulated amortization are as follows:

	December 31,
	2000	2001
Goodwill of print business	€442.2	€498.6
Goodwill of online business	13.0	6.6
Tradenames	182.4	204.8
Advertiser base	46.3	56.6
Other intangibles	1.0	0.3

	684.9	766.9
Less accumulated amortization	(67.5)	(111.0)

Goodwill and other intangibles, net	€617.4	€655.9

8. Long-term debt:

  (a)
  On April 5, 2000, the Company entered into a supplemental Credit Agreement amending and restating the original Credit Agreement from December 1998. Long-term debt consists of the following:

	December 31,
	2000	2001
(i) Credit Agreement, originally arranged on December 15, 1998 for approximately €363.3, amended and restated on April 5, 2000, approximately €242.9 available at December 31, 2001 consisting of 5 tranches as follows:
Tranche A: €40.5 (original lending amount of US$150.0 equivalent €169.3 at December 31, 2001 rate), amortizing 5.75 year term loan at 225bps over LIBOR (denominated in optional currencies), repayable in increasing semi-annual installments, starting on June 30, 2000 with final repayment due on December 31, 2005	€—	€20.8
Tranche B: €78.1 (original lending amount of US$75.0 equivalent €84.6 at December 31, 2001 rate), 6.75 year bullet term loan at 325bps over LIBOR (denominated in USD), repayable in full on December 31, 2006	78.7	78.1
Tranche C: €56.4 (original lending amount US$50.0 equivalent of €56.4 at December 31, 2001 rate), 7.75 year bullet term loan at 375bps over LIBOR (denominated in USD), repayable in full on December 31, 2007	53.1	56.4
Tranche D: €13.5 (original lending amount of US$15.0 equivalent €16.9 at December 31, 2001 rate), 5.75 year revolving credit facility at 225bps over LIBOR (denominated in optional currencies), repayable on the earlier of the interest date relating to each Tranche D advance (one, two, three or six months subsequent to the advance), or the final Tranche A repayment date or the day on which the Tranche A utilizations are repaid or prepaid in full	11.1	1.0
Tranche E: €54.4 (original maximum lending amount of US$75.0 equivalent €84.6 at December 31, 2001 rate), 6.75 year acquisition facility at 300bps over LIBOR (denominated in optional currencies), repayable in full on December 31, 2006	15.1	54.4

	158.0	210.7
(ii) Other debt*	4.4	6.8

	162.4	217.5
Less amounts due within one year	1.6	9.1

	€160.8	€208.4

*
Other debt includes debt of €2.6 and €1.5 at December 31, 2000 and December 31, 2001, respectively for the deferred payment on the acquisition of Epublik and of €4.1 at December 31, 2001 for the deferred payment on the acquisition of Trajin.

        The Tranche B and C facilities were drawn down in full on December 15, 1998. Tranche B has been reduced by €5.6 (US$5.0) as at October 31, 2001 concurrent with the sale of assets in California and Tranche C remains outstanding at December 31, 2001. Subject to compliance with customary conditions precedent, the revolving credit facility may be drawn from time to time for working capital and general corporate purposes and the Tranche A facility is available for financing the development of the Internet activities. As of December 31, 2001 the remaining unused portion of the Tranche E facility expired and is no longer available for financing permitted acquisitions.

        The obligations of the borrowers under the Credit Agreement are guaranteed by substantially all entities in the Group, subject to certain limitations in some jurisdictions. The obligations of the borrowers and the guarantors are secured by pledges of the shares of substantially all entities in the Group.

        Further to the fifth supplemental agreement of our Credit Agreement signed on May 25, 2001, all Tranches will be subject to a step up in margins of 25 bps effective in both March 2002 and June 2002. In addition, we currently expect to pay €5.9 in May 2002 related to a mandatory repayment under the "excess cash flow" clause in the Credit Agreement. As a result, this amount is included in the current portion of long-term debt.

  (b)
  As of December 31, 2001, the maturities of long-term debt are as follows:

Year ending December 31	Credit Agreement	Other	Total
2002	€5.9	€3.2	€9.1
2003	—	3.4	3.4
2004	7.8	0.1	7.9
2005	14.0	0.1	14.1
2006	126.6	—	126.6
2007	56.4	—	56.4

	€210.7	€6.8	€217.5

9. Derivative financial instruments:

        In respect of its multi-currency senior bank debt facility, the Group seeks to manage its risk related to fluctuations in interest rates through interest rate swaps, cross currency swaps and interest rate guarantees.

        The counterparty to the Company's swap contracts is a major international financial institution and the Company is exposed to credit loss in the event of nonperformance by this counterparty. The Company manages this risk by monitoring the credit standing of the counterparty. Risk of nonperformance by the counterparty does not appear to be probable and no loss due to nonperformance is currently anticipated.

        Further to the adoption of SFAS No. 133 and No. 138, the Company recognized its derivative instruments on the balance sheet at fair value and designated its derivative instruments as "cash flow" hedges. Net change in the fair market value of the hedge instrument is presented as a component of other comprehensive income, net of tax effect, whereas unrealized gains or losses on interest rate, cross currency swaps or interest rate guarantees are classified as other long term assets or other long term liabilities as appropriate. Unrealized gains or losses are not recognized in the statement of operations, unless derivatives are terminated prior to their maturity or are no longer considered effective.

  (i)
  Interest rate swaps:

Maturing	Outstanding Notional amount as of December 31, 2001		Interest to be paid	Interest to be received	Valuation gain (loss) as of December 31, 2001
	(in local currency)	(in Euros)*
Dec. 2007	USD 50.0	56.4	7.46%	Libor 1 month	€(6.5)
Dec. 2006	USD 2.7	3.0	7.45%	Libor 1 month	(0.3)

        In 2001, concurrent with the repayment of Tranche B debt subsequent to the sale of the Californian operations, the hedge on the interest rate swap with an outstanding notional amount of USD2.7 (€3.0) became ineffective. As a consequence, its value has been marked to market, generating a loss presented in interest and financing fees of €0.3. We expect to unwind this interest rate swap in April 2002.

  (ii)
  Cross currency swaps:

Maturing	Outstanding Notional amount as of December 31, 2001		In swapped currency	Interest to be paid	Interest to be received	Valuation gain (loss) as of December 31, 2001
	(in local currency)	(in Euros)*
Dec. 2006	USD 58.2	65.7	CAD	9.84%	Libor 1 month +3%	€(0.3)
Dec. 2006	USD 13.3	15.0	EUR	9.66%	Libor 1 month +3%	(0.3)

        Based on the interest rates prevailing at December 31, 2001, the Company would have a €7.1 unrealized loss on the termination of its interest rate and cross currency swaps.

  (iii)
  Interest rate guarantees (Purchase of caps):

Maturing	Outstanding Notional amount as of December 31, 2001		Cap rate	Floating rate option	Valuation gain (loss) as of December 31, 2001
	(in local currency)	(in Euros)*
Dec. 2003	AUD 70.5	40.7	7%	6-month AUD-BRR-BBSW	€0.0
Dec. 2003	EUR 20.0	20.0	5%	1-month Euribor	—

        The termination of the Company's interest rate guarantees, based on the interest rates prevailing at December 31, 2001, would have an immaterial impact.

  (iv)
  Forward contracts:

        The Group enters into foreign currency forward contracts, with maturities generally less than one year, to minimize its exposure to adverse fluctuations in foreign currency rates related to intercompany payables. The Group's foreign currency forward contracts at December 31, 2001 consisted of one contract to buy €2.2 against the Swedish krona. The recorded but unrealized losses on these forward contracts were immaterial for the year ended December 31, 2001.

        *At December 31, 2001 year end closing rates.

10. Common Shares:

        The description of Trader.com's shares is as follows:

	December 31, 2000		December 31, 2001
	Par Value	APIC	Par Value	APIC
Class C Shares, €0.16 nominal value; 567,600,000 shares authorized, 0 issued and outstanding as of December 31, 2000 and 2001	€—	€—	€—	€—
Common Shares:
Class A, €0.16 nominal value; 2,612,377,725 shares authorized, 39,625,217 and 39,644,503 issued and outstanding as of December 31, 2000 and 2001, respectively; one vote per share.	6.3	691.7	6.3	699.4
Class B, €1.92 nominal value; 51,600,000 shares authorized, 51,600,000 shares issued and outstanding as of December 31, 2000 and 2001, respectively; 12 votes per share.	99.1	48.1	99.1	48.1
Allocation to Convertible Preferred Shares	—	324.0	—	324.0
Deferred compensation expense	—	122.1	—	103.3
Deemed dividend to Controlling Shareholders	—	(225.6)	—	(225.6)

	€105.4	€960.3	€105.4	€949.2

        Additional paid-in capital in the amount of €324.0 was recorded against accumulated deficit as at December 31, 2000 as a result of the allocation to Convertible Preferred Shares issued through these dates of the value of beneficial conversion features.

Class C Shares

        No Class C Shares to date have been issued since inception of the Group. Each share of Class C Shares is entitled to a non-cumulative cash dividend up to €0.02 per year. Class C Shares rank senior to all other classes of shares with regard to the payment of dividends. As long as any Class C Shares are outstanding, Trader.com may not declare any dividends with respect to, or make any other distribution on, or redeem or repurchase any Common Shares unless Trader.com has paid or simultaneously provides for the payment of dividends on the outstanding Class C Shares.

        Trader.com can redeem and cancel all outstanding Class C Shares at any time, in whole or in part, without payment of any consideration to the holders of such shares, provided such redemption and subsequent cancellation has been approved by the general meeting of shareholders of Trader.com. In the event of a liquidation of the Group's assets, holders of Class C Shares shall be entitled to payment out of the net assets available for distribution to shareholders of the equivalent of €0.02 per share, and no more. Class C Shares rank senior to Common Shares with respect to distribution of assets upon liquidation. Holders of Class C Shares are entitled to one vote per share in a general meeting of shareholders.

Class A Common Shares

        A reconciliation of activity for Class A Common Shares during 2000 and 2001 follows:

	Shares	Par Value	APIC
Balances, January 1, 2000	258,891	€—	€0.9
Issuance, Vancouver Buy and Sell acquisition	69,744	—	2.1
Exercise of warrants	1,612,500	0.3	4.3
Issuance upon completion of the IPO	13,000,000	2.1	387.9
Less IPO fees and related charges	—	—	(37.7)
Issuance, Mirabridge acquisition	4,422,798	0.7	132.0
Conversion, Mezzanine Notes	4,881,651	0.8	145.6
Less: cancellation of deferred financing fees	—	—	(4.2)
Conversion, Convertible Preferred Shares	14,698,227	2.3	47.0
Conversion, Redeemable Preferred Shares	588,655	0.1	17.0
Less: Payment in kind dividends	—	—	(3.5)
Exercise of share options	92,751	—	0.3

Balances, December 31, 2000	39,625,217	€6.3	€691.7
Exercise of share options	19,286	—	0.1
Tax benefit related to IPO fees	—	—	7.6

Balances, December 31, 2001	39,644,503	€6.3	€699.4

        Upon completion of the IPO, Trader.com issued 13,000,000 Class A Common Shares at a price per share of €30.

        In February 2000, Trader.com authorized and implemented a 3 for 1 share split. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the share split. In addition, the articles of association were amended to reflect changes in nominal value and the creation of the Class C shares.

Class B Common Shares

        Holders of Class B Common Shares are entitled to 12 votes per share in a general meeting of shareholders. Each Class B Common Share shall be automatically converted into 11 Class C Shares and 1 Class A Common Share upon transfer to any person other than a permitted transferee of Class B Common Shares and other than a transfer resulting in the transferee holding a majority of the voting interests. Such permitted transferees consist only of (i) affiliates of CGIP, (ii) John H. MacBain, Louise T. Blouin MacBain and Eric Teyssonnière de Gramont and certain of their family members and (iii) corporations and trusts controlled by John H. MacBain or Louise T. Blouin MacBain.

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

Warrants

        In connection with the acquisition of the Predecessor Group, and the related issuance of the Senior Subordinated Mezzanine Notes (the "Mezzanine Notes"), the Group entered into three Class A Common Shares Purchase Warrant agreements to issue up to 3,440,000 share purchase warrants (the "Warrants") with an exercise price of €2.82. Each Warrant represented the right to purchase 3 Class A Common Shares of Trader.com. Following the IPO, the conversion of all outstanding vested warrants induced the issuance of 1,612,500 Class A Common Shares and all other warrants were terminated.

11. Earnings per share:

        The computations of basic and diluted net loss per share for years ended December 31, 1999, 2000 and 2001 were as follows:

	December 31,
	1999	2000	2001
Numerator:
Net loss	€(72.1)	€(172.1)	€(76.7)
Dividend-in-kind on Redeemable Preferred Shares	0.4	3.0	—
Deemed dividend on Convertible Preferred Shares	175.2	148.8	—

Numerator for basic and diluted net loss per common share	€(247.7)	€(323.9)	€(76.7)

Denominator:
Weighted average number of shares outstanding used in basic and diluted net loss per common share calculation	51,660,683	81,022,472	91,230,183

Basic and diluted net loss per common share	€(4.79)	€(4.00)	€(0.84)

        Diluted net loss per common share for the year ended December 31, 1999, does not include the effects of 3,440,000 common stock warrants and 9,053,643, common shares issuable upon conversion of the Convertible Preferred Shares on an "as if" converted basis. Diluted net loss per common share for the years December 31, 1999, 2000 and 2001 does not include 1,723,278, 516,984 and 516,984 options outstanding under the 1999 Option Plan, of 2,809,143, 3,050,648 and 2,317,038 options outstanding under the 1998 Equity Incentive Plan and of 0, 2,323,788 and 3,220,191 options granted under the 2000 Option Plan as the effect of their inclusion is anti-dilutive during the period.

12. Options and share appreciation rights:

1998 Equity Incentive Plan

        Trader.com's 1998 Equity Incentive Plan (the "Equity Plan") permits, prior to December 15, 2008, the grant of "Share Rights" to key employees of the Group or its subsidiaries and other individuals who render service to the Group or its subsidiaries upon approval by the Supervisory Board. Shares rights represented a share appreciation right ("SAR") as part of a Unit prior to the IPO and a share option after the IPO. Upon completion of the IPO on April 5, 2000, all share rights were automatically converted into share options. The Equity Plan indicates that options expire ten years after the grant date, and that vesting is generally over a five-year period with portions of a grant becoming exercisable at the end of each year. Following the IPO, 10% of all outstanding options vested immediately. The Equity Plan is administered by a committee appointed by the Group's Supervisory Board.

        The following table summarizes information about the Group's Units outstanding as of December 31, 1999, (expressed in the number of options into which they converted upon completion of the IPO) and options outstanding as of December 31, 2000 and 2001:

		Price per share
	Options	Range	Weighted Average
Balance, December 31, 1998	1,831,848	€2.82	€2.82
Granted	1,067,295	2.82–3.57	3.31
Exercised	—	—	—
Canceled/Forfeited	(90,000)	2.82	2.82
Balance, December 31, 1999	2,809,143	2.82–3.57	3.01
Granted	925,716	3.57	3.57
Exercised	(92,751)	2.82–3.57	2.86
Canceled/Forfeited	(591,460)	2.82–3.57	3.48
Balance, December 31, 2000	3,050,648	2.82–3.57	3.09
Granted	—	—	—
Exercised	(19,286)	2.82–3.57	2.88
Canceled/Forfeited	(714,324)	2.82–3.57	3.29
Balance, December 31, 2001	2,317,038	2.82–3.57	3.03

        For each exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€2.82	1,657,160	6.4	€2.82	1,211,793	€2.82
3.57	659,878	6.9	3.57	369,330	3.57

        In 1999 and 2000, the Group granted Units for which compensation expense was recorded in accordance with APB Opinion No. 25 and FASB Interpretation No. 28, which applies to variable plans. Following the completion of the IPO, the Group accounts for the Equity Plan as a stock option plan, since the share appreciation right component is no longer exercisable. The Group has recorded non-cash compensation expense in the amount of €23.7 in 1999, €31.6 in 2000 and €2.4 in 2001 for options granted to employees and non-employees. Compensation expense was calculated based on the difference between the exercise price and the deemed fair value (IPO price) of €30.00 per share for employees for both 1999 and 2000. The Group continues to amortize the deferred compensation related to the 1998 Equity Plan using an accelerated method as prescribed in FASB Interpretation No. 28 over the vesting period.

        The fair value of the options issued to non-employees was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, risk-free interest rate of 6% and expected life of 5 years.

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

        The Group applied APB Opinion No. 25 and related interpretations to account for these plans. The amount of compensation expense recorded for these SAR plans was €1.8 for the year ended December 31, 1999. In 2000, the Australian and Spanish SAR plans were converted into share options pursuant to grants under the Group's 1998 Equity Incentive Plan and 2000 Option Plan and the Canadian SAR plan was terminated.

1999 Option Plan

        In December 1999, the Company's then co-chief executive officers, Mr. MacBain and Ms. Blouin MacBain, amended and restated their employment agreements pursuant to which they agreed to reduce their annual cash compensation under their employment agreements to €0.1 each. In return, the Group agreed to grant options under the 1999 Option Plan to Mr. MacBain and Ms. Blouin MacBain to acquire 1,723,278 Class A Common Shares. The options have an exercise price of €3.57, which was deemed to be below the fair value of the underlying shares at grant date. The options granted under the 1999 Option Plan are accounted for by applying fixed option accounting of APB Opinion No. 25. The cumulative difference between the IPO price of €30.00 per Class A Common Share and the exercise price of the granted options was €45.5. This amount had been recorded as deferred compensation expense, which is a component of shareholders' equity, and was being amortized on a straight line basis over the five-year vesting period of the granted options, including compensation expense of €9.1 for the year ended December 31, 1999 and €20.5 (of which €15.9 was an accelerated compensation expense as discussed below) for the year ended December 31, 2000. Following the IPO, 10% of all outstanding options vested immediately.

        Upon Ms. Blouin MacBain's departure from the Company in October 2000, Ms. Blouin MacBain had vested options to purchase 258,492 Class A Common Shares. The remainder of Ms. Blouin MacBain's unvested options to purchase Class A Common Shares were forfeited upon her departure and, as such, no further options will vest for Ms. Blouin MacBain. The unvested and forfeited portion of Ms. Blouin MacBain's options, representing €15.9, has been reversed out of deferred compensation expense and recorded against additional paid-in capital as at December 31, 2000.

        In November 2000, Mr. MacBain voluntarily forfeited his then unvested options to purchase Class A Common Shares, leaving him with vested options to purchase 258,492 Class A Common Shares. In accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving

Stock Compensation", the unvested and forfeited portion of Mr. MacBain's options, representing €15.9, has been reversed out of deferred compensation expense and recorded in the statement of operations as compensation expense in 2000 as Mr. MacBain continues to be employed by the Company as chief executive officer. In light of these forfeitures, no compensation expense was recorded in 2001 or will be recorded relative to Mr. MacBain or Ms. Blouin MacBain under the 1999 Option Plan.

        The following table summarizes information about the Group's options outstanding under the 1999 Option Plan as of December 31, 1999, 2000 and 2001:

		Price per share
	Options	Exercise	Weighted Average
Balance, December 31, 1998
Granted	1,723,278	€3.57	€3.57
Exercised	—	—	—
Canceled/Forfeited	—	—	—
Balance, December 31, 1999	1,723,278	3.57	3.57
Granted	—	—	—
Exercised	—	—	—
Canceled/Forfeited	(1,206,294)	3.57	3.57
Balance, December 31, 2000	516,984	3.57	3.57
Granted	—	—	—
Exercised	—	—	—
Canceled/Forfeited	—	—	—
Balance, December 31, 2001	516,984	3.57	3.57

        For the exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€3.57	516,984	7.9	€3.57	516,984	€3.57

2000 Option Plan

        The Company's 2000 Option Plan provides for the grant of options to purchase a maximum of 5,000,000 Class A Common Shares. As of December 31, 2001, options to purchase 3,220,191 Class A Common Shares have been granted under the 2000 Option Plan. These options have been granted in 2000 and 2001 at a weighted average exercise price of €13.41 and €6.18 and a weighted average fair value of €7.98 and €4.87, respectively. These options will expire 10 years after grant. Each option granted is subject to a five year vesting schedule pursuant to which the option vests 20% upon each anniversary date of the grant date.

        The following table summarizes information about the Group's options outstanding under the 2000 Option Plan as of December 31, 2000 and 2001:

		Price per share
	Options	Range	Weighted Average
Balance, December 31, 1999
Granted	2,429,288	€3.57–30.00	€13.41
Exercised	—	—	—
Canceled/Forfeited	(105,500)	7.06–30.00	19.33
Balance, December 31, 2000	2,323,788	3.57–30.00	13.14
Granted	1,265,603	5.50–6.40	6.18
Exercised	—	—	—
Canceled/Forfeited	(369,200)	6.09–17.26	13.54
Balance, December 31, 2001	3,220,191	3.57–30.00	10.36

        For each exercise price, weighted average characteristics of outstanding stock options at December 31, 2001 were as follows:

	Outstanding options			Exercisable options
Exercise price	Options	Remaining Life (years)	Weighted Average Price	Options	Weighted Average Price
€3.57	165,000	8.4	€3.57	33,000	€3.57
5.50	185,000	9.8	5.50	—	5.50
6.09	301,603	9.3	6.09	40,803	6.09
6.40	710,000	9.9	6.40	—	6.40
7.06	786,716	8.9	7.06	162,144	7.06
10.98	386,000	8.8	10.98	73,200	10.98
17.26	392,300	8.4	17.26	95,900	17.26
30.00	293,572	8.4	30.00	62,716	30.00

        Except for share options issued to replace terminated SARs, options issued subsequent to the IPO date under our 2000 Option Plan have been issued with exercise prices equal to, or higher than, the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at fair market value or greater on grant date has been recorded as of December 31, 2000 and 2001 for these option grants in accordance with APB Opinion No. 25.

        Had the Group determined compensation expense using the fair-value based method on the grant date for its options issued under the 2000 Option Plan, as prescribed by SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share for the year ended December 31, 2000 and 2001 would have been as follows:

	December 31,
	2000	2001
Net loss:
As reported	€(172.1)	€(76.7)

Pro forma	€(173.2)	€(77.0)

Basic and diluted net loss per share
As reported	€(4.00)	€(0.84)

Proforma	€(4.00)	€(0.84)

        The fair value of each option grant is estimated using the Black-Scholes option pricing method with the following assumptions for the year ended December 31, 2000 and 2001:

	December 31,
	2000	2001
Expected dividend yield	0%	0%
Expected stock price volatility	71%	95%
Risk-free interest rate	5.7–6.7%	4.8%
Expected life (in years)	6 years	6 years

Non-Cash Compensation Expense

        The following tables summarize the non-cash compensation expense recorded in 1999, 2000 and 2001 related to the Group's share transactions, share option and share appreciation rights plans described above:

Plan	1999 Non-cash Compensation Expense	Deferred Compensation
1998 Equity Plan	€23.7	€—
SAR Plan converted to options	1.8	—
1999 Option Plan	9.1	36.4
Employee share purchases	5.5	—

Total non-cash compensation expense	€40.1	€36.4

Plan	2000 Non-cash Compensation Expense	Deferred Compensation
1998 Equity Plan	€31.6	€28.2
1999 Option Plan	20.5	—
2000 Option Plan	—	—

Total non-cash compensation expense	€52.1	€28.2

Plan	2001 Non-cash Compensation Expense	Deferred Compensation
1998 Equity Plan	€2.4	€7.0
1999 Option Plan	—	—
2000 Option Plan	—	—

Total non-cash compensation expense	€2.4	€7.0

13.    Cost reduction program and write-down of impaired assets:

        During 2001, the Management Board of the Company continued a cost reduction program begun in the second half 2000, that derived from the integration of our print and online operations. Further, the cost reduction program included the elimination of a layer of management in North America in the first half of 2001 and the reduction of corporate costs by the further decentralization of the Company's operating structure. In connection with the cost reduction program, the Company has recorded a charge to operations of €48.2 of which €8.6 is included in general and administrative expense. This restructuring charge includes redundancy costs of €6.7 for the reduction of employee headcount by 464 people and €1.9 related to the consolidation of facilities, primarily in Canada.

        In addition to the restructuring charge, a write-down of impaired assets of €39.6 was recorded in 2001. The write-downs include €5.0 related to capitalized software and computer hardware, €2.6 related to the consolidation of facilities, primarily in Canada and €19.2 related to goodwill and other intangible assets. The write-down of goodwill and other intangible assets includes €7.0 for the impaired value of the investment in a non-core business, €5.6 related primarily to tradenames for print publications where brands for certain locations were discontinued in favor of the geographic expansion of the Company's stronger brands, and €6.6 related to certain online acquisitions. Further, the write-down of impaired assets includes €11.7 for the option to purchase the Avis and Revier Markt publications in Germany as the renegotiation effort with the potential sellers was unsuccessful.

        In December 2000, the Management Board of the Company implemented a cost reduction program, reducing employee headcount by 275 people, closing certain non-core websites and consolidating certain facilities. In connection with the cost reduction program, the Company recorded a charge to operations of €25.5, of which €14.7 was recorded as a write-down of impaired assets and €10.8 was recorded in general and administrative expense. The write-down of impaired assets of approximately €14.7 was associated with write-offs for capitalized software development costs of €13.7 and leasehold improvements and equipment located at premises impacted by the cost reduction program and related goodwill of €1.0.

        The components of the charges to operations for the years ended December 31, 2000 and 2001 are summarized as follows:

	December 31,
	2000	2001
Charges to operations:
Write-down of impaired assets	€14.7	€39.6
Primarily employee severance and termination benefits	10.8	8.6

Total charges	€25.5	€48.2

        For the years ended December 31, 2000 and 2001, the activity in the liability for employee severance and termination benefits is as follows:

	December 31,
	2000	2001
Cash payments made within the year	€4.9	€4.8
Remaining liability at December 31,	5.9	3.8

Total	€10.8	€8.6

        The Company has estimated the costs associated with restructuring provisions based on the best information available when the decision was made. Although the Company believes its estimates to be reasonable, actual costs associated with these plans may differ. The difference between the amounts paid in 2001 versus the amounts accrued as of December 31, 2000 were not significant.

        During 1999, the principle amounts of non-cash write-down of impaired assets were recorded against investments and other assets in Russia.

14.    Capital leases:

        In September 2000, the Company entered into a sale and leaseback transaction for €6.6 of equipment. Rent payments with respect to the related capital lease obligation are dependent upon the stated interest rate in the lease agreement which is fixed. The future minimum lease payments are based on the interest rate as stated in the lease agreement which approximates 8.0%. Payments are due over 36 months and there are no significant final buy-out requirements at the expiration of the lease term.

        At December 31, 2001, future minimum lease payments under all capital leases for the 3 years subsequent to December 31, 2001 and in the aggregate are as follows:

Capital Lease Payments
2002	€2.5
2003	1.8

4.3
Less amount representing interest	(0.3)

Present value of minimum lease payments	4.0
Less current portion	(2.2)

Non-current portion of capital lease obligations	1.8

        No losses have been incurred related to sale and leaseback transactions.

15.    Commitments and contingencies:

  a)
  The commitments reflecting minimum lease payments under existing operating leases for office space, automobiles and office equipment at December 31, 2001 amount to approximately:

Operating Lease Payments
2002	€8.1
2003	7.7
2004	7.3
2005	6.0
2006	5.5
2007 and thereafter	7.3

€41.9

    Lease expense amounted to €5.0, €9.9 and €12.1 for the years ended December 31, 1999, 2000 and 2001 respectively.

  b)
  The Group is involved in various litigation arising in the normal course of business. The Group believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Group's results of operations or financial position.

  c)
  In October 1999, in connection with the purchase of Editora Immobiliara Ltda. and Editora Urbana Ltda. in Colombia, Trader.com agreed to purchase from the seller the remaining 30% of the equity of the companies in 2005 for an earnings-based purchase price.

  d)
  In April 2000, in connection with the purchase of shares in NetClub SA in France, Trader.com agreed to purchase from the sellers the remaining equity in the company at the option of the sellers in one or more tranches at specified periods commencing in January 2002 with the last period expiring in December 2003 for an earnings-based purchase price.

16.    Interest and financing fees:

        The details of interest expense and financing fees are as follows:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Interest expense—shareholders	€23.1	€5.5	€—
Interest expense—other	16.8	15.7	20.5
Gain on unwinding of swap agreement	—	(4.7)	(0.6)
Financing fees	1.4	6.6	1.8

	€41.3	€23.1	€21.7

        Financing fees are amortized on a straight-line basis over the term of the debt. Subsequent to entering into a modified financing agreement and repaying the subordinated loan notes upon completion of the IPO in 2000, previously capitalized financing fees of €2.6 were written-off in accordance with EITF No. 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements".

17.    Income taxes:

        Amounts for the years ended December 31, 1999, 2000 and 2001 differed from the amounts computed by applying the Netherlands statutory income tax rate of 35% to loss before income taxes and minority interest as indicated in the table below.

	Combined	Consolidated
	December 31,
	1999	2000	2001
Loss before income taxes and minority interest:
Netherlands	€(58.3)	€(76.6)	€(30.6)
Foreign	(0.1)	(87.0)	(34.7)

	(58.4)	(163.6)	(65.3)

Expected statutory tax expense (benefit)	€(20.4)	€(57.3)	€(22.9)
Increase (decrease) in valuation allowance	4.3	18.7	9.7
Increase (decrease) in statutory rates	—	—	(3.6)
Effect of foreign tax rate differences	(4.1)	(3.4)	(5.9)
Non-deductible differences:
Goodwill amortization	4.8	9.7	10.0
Non-deductible expenses[1]	23.5	37.5	17.5
Non-taxable revenues	(0.4)	(0.6)	(1.4)
Other	2.5	0.8	0.7

Total non-deductible differences	30.4	47.4	26.8

Other, net	(0.7)	1.1	1.6
	€9.5	€6.5	€5.7

(1)
Non-deductible expenses include primarily non-cash compensation and interest expense.

        The components of income tax expense are as follows:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Current provision (benefit):
Netherlands	€0.2	€0.2	€0.5
Foreign	16.2	7.7	14.4

	16.4	7.9	14.9

Deferred provision (benefit):
Netherlands	—	—	7.4
Foreign	(6.9)	(1.4)	(16.6)

	(6.9)	(1.4)	(9.2)

Income tax provision, net	€9.5	€6.5	€5.7

        The components of current income tax are classified in the Consolidated Balance Sheets as follows:

	December 31,
	2000	2001
Other receivables	€3.6	€6.7
Income tax payable	(11.2)	(10.6)

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2000	2001
Deferred tax assets:
Allowance for doubtful accounts	€0.7	€1.0
Accrued liabilities and deferred revenues	4.9	8.4
Other	1.5	5.2
Fixed assets	3.7	6.2
Net operating loss carryforwards	19.6	24.4

Gross deferred tax assets:	30.4	45.2
Valuation allowance	(20.2)	(31.0)

Net deferred tax assets	10.2	14.2

Deferred tax liabilities:
Accrued liabilities	(0.5)	—
Fixed assets and intangibles	(71.1)	(69.4)
Other	(1.6)	(0.6)

Total deferred tax liabilities	(73.2)	(70.0)

Net deferred tax liability	€(63.0)	€(55.8)

        The net deferred tax liability for the amounts shown above are classified in the Consolidated Balance Sheets as follows:

	December 31,
	2000	2001
Prepaid expenses and other current assets	€5.8	€4.4
Other non-current assets	4.4	9.8
Other liabilities	(0.5)	—
Deferred income taxes	(72.7)	(70.0)

Net deferred tax liability	€(63.0)	€(55.8)

        In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2000 and 2001. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

        The Group has not recognized a deferred tax liability for undistributed earnings of its foreign subsidiaries as these are considered to be part of its permanent investment. A deferred tax liability will be recognized when the Company expects to recover those undistributed earnings in taxable revenue. The Company considers the available tax plans to minimize such taxes at the time of distribution and, consequently, has not yet made a determination of deferred tax liability. Such liability is not reasonably determinable at the present time.

        At December 31, 2001, the Company had €74.1 of accumulated net operating loss carryforwards, that are available to offset future taxable income, of which €9.0 expire in various years and subsidiaries from 2002 through 2004, €48.1 from 2005 through 2018 and €17.0 can be carried forward indefinitely.

18.    Cash flow information:

  (a)
  Supplemental cash flow information and non-cash transactions:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Cash paid for:
Interest	€22.2	€20.7	€18.0
Income taxes	11.8	13.9	18.9
Non-cash transactions:
Allocation to convertible preferred shares	(175.2)	(148.8)	—
Increase in additional paid-in capital	175.2	148.8	—
  (b)
  Net change in working capital balances related to operations, net of acquisitions:

	Combined	Consolidated
	December 31,
	1999	2000	2001
(Increase) decrease in:
Term deposits	€0.4	€(2.0)	€2.4
Accounts receivable	(5.4)	(15.1)	(1.6)
Other receivables and other assets	(0.6)	(8.9)	(1.5)
Income taxes receivable	0.1	(0.7)	(3.3)
Inventory	(0.6)	(1.1)	(0.2)
Deposits and prepaid expenses	(1.2)	(3.7)	0.7
Increase (decrease) in:
Accounts payable and accrued liabilities	4.5	21.5	(15.6)
Income taxes payable	4.3	(5.2)	(1.2)
Other liabilities	2.1	2.8	1.0

Net change in working capital balances related to operations	€3.6	€(12.4)	€(19.3)

19.    Related party transactions:

        Mr. MacBain uses a portion of the Company's Geneva office space for personal uses. The monthly cost is split between the Company and Mr. MacBain according to usage. Following completion of the leasehold improvements to the Geneva office space in 2001, Mr. MacBain paid to a third party approximately €1.5 related to the portion of these improvements and furniture used by the Company's employees. The value of the Company's portion of the leasehold improvements, for which Mr. MacBain will be reimbursed, was determined by the approximate business use of the office space in proportion to the total value of the leasehold improvements.

        The December 31, 2000 receivables of €1.0 that related to the personal usage by Mr. MacBain and Ms. Blouin MacBain of the Company's ownership interest in a leased jet have been fully paid in February 2001 by Mr. MacBain for €0.3 and in December 2001 by Ms. Blouin MacBain for €0.7. The December 31, 2001 receivable of €0.3 relates to certain Geneva office expenses on behalf of Ms. Blouin MacBain after her departure from the Company and remains unpaid.

        Accounts payable and accrued liabilities include the following related party balances and the interest charged by related party were:

	Combined	Consolidated
	December 31,
	1999	2000	2001
Amounts due to shareholders for interest on notes	€3.0	€—	€—
Amounts due from shareholders	—	(1.0)	—
Amounts due to Mr. MacBain for furniture and leasehold improvements	—	—	1.5
Amounts due from Ms. Blouin MacBain for Geneva office expenses			(0.3)
Interest and expenses charged by shareholders	23.1	5.5	—

20.    Concentration of risks:

  (a)
  Russia and the CIS operations:

        In 2000 and 2001, the Group derived €51.5 and €67.0 of its revenues, €21.8 and €30.0 of its operating profit before certain expenses and €15.5 and €24.8 in earnings before income taxes and minority interest from Russia and the CIS.

        The Russian Federation has been experiencing political and economic change which has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks which do not typically exist in other markets.

        Additionally, the taxation system in the Russian Federation is characterized by numerous taxes and frequently changing legislation, which may be applied retroactively and is often unclear, contradictory, and subject to differing interpretation by numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges.

        The above facts may create risks in Russia substantially more significant than in other countries. The accompanying financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Company. The future business environment may differ from management's assessment. The impact of such differences on the operations and the financial position of the Company may be significant.

  (b)
  Conversion of financial information from Argentina Peso (ARP) into Euro:

        We have reflected the results of operation for our subsidiary in Argentina in our Statement of Operations using the fixed ARP to euro rates prior to the official devaluation of the ARP in January 2002, as we believe these amounts are reflective of our full year local currency results. However, we have translated the December 31, 2001 local currency balance sheet for Argentina into euros using the January 11, 2002 closing rate equivalent of ARP 1.462 to 1 euro (ARP 1.65 to 1 USD) as this amount reflects the first available freely traded exchange rate subsequent to the bank holiday declared on December 20, 2001.

21.  Subsequent events:

        Effective on January 14, 2002 Trader.com purchased from Ediper S.r.l. the publishing activities of classified ads magazines including Il Fe and Ferrara located in Italy. Total consideration paid was €3.4.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1*	Articles of Association (English translation) dated March 30, 2000.
2.b.i.1*	Supplemental Agreement dated April 5, 2000 with Donaldson, Lufkin & Jenrette Securities Corporation as Arranger, the Lenders named therein, DLJ Capital Funding, Inc. as Facility Agent and Security Agent and DW Capital Funding, Inc. as Syndication Agent relating to a Credit Agreement dated December 11, 1998.
2.b.i.2**	Supplemental Agreement dated June 30, 2000 with DLJ Capital Funding, Inc. as Arranger, the Lenders named therein, and DLJ Capital Funding, Inc. as Facility Agent, Security Agent and Syndication Agent relating to a Credit Agreement dated December 11, 1998.
2.b.i.3**	Supplemental Agreement dated May 25, 2001 with Credit Suisse First Boston as Arranger, Facility Agent, Syndication Agent, the Lenders named therein, and DLJ Capital Funding, Inc. as Security Agent relating to a Credit Agreement dated December 11, 1998.
2.b.i.4	Supplemental Agreement dated December 10, 2001 with Credit Suisse First Boston as Arranger, Facility Agent and Syndication Agent, DLJ Capital Funding Inc. as Security Agent and the Lenders named therein relating to a Credit Agreement dated December 11, 1998.
4.c.iv.1*	1998 Equity Incentive Plan of Trader.com N.V.
4.c.iv.2*	1999 Option Plan of Trader.com N.V.
4.c.iv.3*	2000 Option Plan of Trader.com N.V.
8	Subsidiaries of the Registrant.
10.a.1*	Employment Agreement effective as of January 1, 1999 between Trader.com N.V. and Mr. MacBain.
10.a.2*	Management Services Agreement effective as of January 1, 1999 between Trader.com N.V. and Silk Pattern Ltd.
10.a.3*	Registration Rights Agreement dated February 18, 2000 between Trader.com N.V., Floscule B.V., Oranje-Nassau Participaties B.V. and Trief Corporation S.A.
10.a.4*	Shareholders Agreement dated as of February 18, 2000 as amended and restated as of March 16, 2000 among Trader.com N.V., Floscule B.V., Oranje-Nassau Participaties B.V. and Trief Corporation S.A.

*
Incorporated by reference to exhibits to Trader.com N.V.'s Registration Statement filed on Form F-1, registration No. 333-11686

**
Incorporated by reference to exhibits to Trader.com N.V.'s Form 20-F for the year 2000

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADER.COM N.V. (registrant)
By:	/s/ F. JALLOT François Jallot Chief Financial Officer

        Date: 19 April 2002